AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 2014

REGISTRATION NO. 333-195696

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Zhaopin Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

6/F, Fosun International Centre

237 Chaoyang North Road

Chaoyang District, Beijing 100020

People’s Republic of China

(+86) 10-5863-5888

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(+1) 212-750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700	Adrian J. S. Deitz, Esq. Skadden, Arps, Slate, Meagher & Flom Level 13 131 Macquarie Street Sydney, New South Wales 2000 Australia (+61) 2-9253-6000	Howard Zhang, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People’s Republic of China (+86) 10-8567-5002

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A ordinary Shares, par value US$0.01 per share(1)(2)	12,903,000	US$7.25	US$93,546,750	US$12,049(4)

(1)

American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-196451). Each American depositary share represents two Class A ordinary shares.

(2)

Includes 1,683,000 Class A ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JUNE 2, 2014

5,610,000 American Depositary Shares

Zhaopin Limited

Representing 11,220,000 Class A Ordinary Shares

This is an initial public offering of Zhaopin Limited. We are offering 5,610,000 American depositary shares, or ADSs, of Zhaopin Limited. Each ADS represents two of our Class A ordinary shares, par value US$0.01 per share.

Prior to this offering, there has been no public market for our ADSs or our Class A ordinary shares. We anticipate that the initial public offering price will be between US$12.50 and US$14.50 per ADS.

We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “ZPIN.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements in this prospectus and future filings.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 14.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds to us (before expenses)	US$	US$

We have granted the underwriters an option to purchase up to 841,500 additional ADSs from us at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover any over-allotment.

We will adopt a dual-class share structure immediately prior to the completion of this offering. Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to four votes and is convertible into one Class A ordinary share at any time. Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon the completion of this offering and the Concurrent Private Placement, our existing shareholders will own an aggregate of 86,440,038 Class B ordinary shares, which will represent 96.3% of the then total voting power of our outstanding shares, and holders of our Class A ordinary shares will own an aggregate of 13,442,222 Class A ordinary shares, which will represent 3.7% of the then total voting power of our outstanding shares, assuming the initial public offering price will be US$13.50 per ADS, the mid-point of the estimated initial public offering price range set forth above and the underwriters do not exercise their option to purchase additional ADSs.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                     , 2014.

Credit Suisse	UBS Investment Bank

The date of this prospectus is                 , 2014

# 智联招聘
# Zhaopin Limited

智联招聘 zhaopin.com

**zhaopin.com** is the most popular career-focused website in China[1]

**77.1 million** registered users as of March 31, 2014

www.zhaopin.com

JOBS MATCHING
SEARCH ONLINE
ASSESSMENT
RECRUITMENT
RESUME CAMPUS
APPLY
JOBS RECRUITMENT
ASSESSMENT
MATCHING

2014大学生就业公益行动

You should rely only on the information contained in this prospectus or in any related free-writing prospectus that we have filed with the United States Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Neither we nor the underwriters have taken any action to permit a public offering of the ADSs outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of the prospectus outside the United States.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotment or subscription.

i

CONVENTIONS USED IN THIS PROSPECTUS

In this prospectus, unless otherwise indicated or the context otherwise requires, references to:

•	“we,” “us,” “our company” and “our” refer to Zhaopin Limited, its subsidiaries and consolidated affiliated entities;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this prospectus only, Taiwan, Hong Kong and Macau;

•

“iResearch” refers to iResearch Consulting Group, a third-party market research firm; the “iResearch Survey” refers to 2014 iResearch China Online Recruitment Service User Survey, an industry report commissioned by us and prepared by iResearch; “iResearch Public Data” refers to data and information contained in research reports prepared by iResearch and made available to all subscribers, which are not commissioned by us;

•

“Daily unique visitors” refers to the aggregate number of visitors to our websites and mobile applications for any given day based on our internal data. We calculate the number of daily unique visitors based on the number of different cookies or device IDs we recorded from which a website or a mobile application of ours is visited during a given day. “Average daily unique visitors” for any given period refers to the number of daily unique visitors averaged over such period. Rankings of our zhaopin.com website as measured by daily unique visitors in this prospectus are based on the iResearch Public Data; and

•

“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.01 per share, and “preferred shares” refers to our Series B and Series C convertible preferred shares, in each case par value US$0.01 per share. Immediately prior to the completion of this offering, our ordinary shares will consist of Class A and Class B ordinary shares, par value US$0.01 per share.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our financial statements are expressed in Renminbi, which is our reporting currency. Certain of our financial data in this prospectus are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this prospectus were made at a rate of RMB6.2164 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rate Information.”

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read the entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospectus contains information from the 2014 iResearch China Online Recruitment Service User Survey, an industry report commissioned by us and prepared by iResearch Consulting Group, or iResearch, a third-party market research firm. We refer to this report as the iResearch Survey in this prospectus.

Our Company

We are a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. Our zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2013, according to the iResearch Public Data. We are the second largest online recruitment services provider as measured by revenues in 2013, according to the iResearch Public Data. Our over 77 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2013 and the nine months ended March 31, 2014, over 10.5 million and 11.4 million job postings were respectively placed on our platform by approximately 250,000 and 274,450 employers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of our users and the resumes in our database attract an increasing number of customers. This in turn leads to more users turning to us as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors.

Since our inception in 1994, we have capitalized on our early-mover advantage as an online career-related services provider to build a leading brand in China. Our “Zhaopin” (“ ”) brand, which means “hire” or “recruit” in Chinese, has contributed to our success. We focus on educated and skilled users, which positions us favorably in industries that contain high percentages of white-collar positions, where there are shortages of skilled labor. We understand the needs of both users and employers and, as a result, our platform is well-positioned to best match users with relevant job opportunities provided by employers.

Benefiting from our strong brand, our leading market position and our focus on industries with high hiring demand, we have achieved significant growth in our operations in recent years, as highlighted by the following data:

•	We had over 1.9 million average daily unique visitors to our websites and mobile applications in the nine months ended March 31, 2014;

•	We had 77.1 million registered users as of March 31, 2014, representing an increase of 18.0% from March 31, 2013;

•

Approximately 11.4 million job postings were placed on our online platform by 274,450 unique customers in the nine months ended March 31, 2014, representing increases of 55.6% and 28.5%, respectively, from the nine months ended March 31, 2013; and

•	Approximately 56.9 million completed resumes were available in our database as of March 31, 2014, representing an increase of 19.0% from March 31, 2013.

Our revenues are driven in part by the number of unique customers who purchase our services and more specifically, by the number of job postings and display advertisements they place on our platform and the number of completed resumes they download from our database. Although we do not directly generate revenues from job-seekers for using our services, our large and increasing number of registered users is a key indicator of the scale of our platform, which enable us to encourage our existing customers to purchase more services and to attract new customers.

We provide a broad range of services, including online recruitment, campus recruitment, assessment and other human resources related services. Through our zhaopin websites and mobile applications, we provide classified job postings and display advertisements, resume access services and other online services. We provide campus recruitment services primarily to customers seeking to recruit college and university students. These services include selecting campuses, organizing recruiting events, collecting and managing resumes and conducting interviews and assessment tests with candidates. We provide online and offline assessment services to assist customers in evaluating capabilities and dispositions of their job candidates and existing employees. Our other human resources related services mainly include executive search.

Our growth is supported by our nationwide sales and customer services network. We have a large sales and customer service team with strong recruitment and human resources expertise, local market knowledge and deep understanding of industry verticals to assist us in best serving our customers’ needs. As of March 31, 2014, we employed more than 2,000 sales and account management representatives located in 32 regional offices across China and our headquarter and call center in Beijing.

Our total revenues were RMB889.6 million (US$143.1 million) for the fiscal year ended June 30, 2013 as compared to RMB821.5 million for the fiscal year ended June 30, 2012. Our total revenues were RMB756.7 million (US$121.7 million) for the nine months ended March 31, 2014, representing a 14.0% increase from RMB663.6 million for the same period in 2013. We focus primarily on providing online recruitment services, which are highly scalable and have higher gross margin than our offline recruitment services. Revenues from our online recruitment services accounted for 84.3% of our total revenues in both fiscal years ended June 30, 2012 and 2013 and 79.5% of our total revenues in the nine months ended March 31, 2014.

Our Market Opportunities

Driven by continued economic growth and favorable macroeconomic trends, the recruitment and career-related services industry in China has grown substantially over the past decade and has reached a considerable size. As a result of these evolving economic dynamics, China is experiencing a general shortage of skilled and educated workers, which has resulted in significant mismatches in the labor market. This drives the strong and growing demand for recruitment and career-related services.

The online recruitment and career-related services market in particular has demonstrated rapid growth, as it has benefited from the increasing internet and mobile penetration in China and growing acceptance among both employers and job seekers of online recruitment and career-related services. As a leading career platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle, we believe we are well-positioned to capture those market opportunities.

Our Strengths

We are a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. We believe the following competitive strengths have contributed to our success:

•	A leading career platform in China;

•	Highly recognized brand among users;

•	Strong and diversified customer base; nationwide extensive sales and customer services network;

•	Scalable business model with high operating and capital efficiency; and

•	Highly experienced management team backed by a strategic investor with deep industry experience.

Our Strategies

We aspire to become the largest and most effective career platform in China for users to find relevant job opportunities to progress their career and for customers to find right talents. To achieve our goals, we plan to pursue the following strategies:

•	Attract and retain more users through branding and enhanced user experience;

•	Acquire and retain more customers;

•	Continue to pursue our mobile strategies;

•	Expand our product offerings; and

•	Pursue strategic investment and acquisition opportunities.

Our Challenges

We are subject to numerous risks and uncertainties related to our business and industry that could adversely impact our business, including but not limited to:

•	Slowdowns or other adverse developments in the PRC economy or the recruitment and career-related services industry;

•	Significant competition in our industry, including intense competition from existing competitors or new entrants to the recruitment and career-related services market;

•	Continued acceptance of the internet as an effective recruitment and career-related channel;

•	Our ability to acquire and retain more customers;

•	Our ability to maintain and enhance our brand and to increase our user base;

•	Our ability to improve user experience, product offerings and technology platform;

•	Our ability to manage our current and future growth and form appropriate corporate growth strategies;

•	Our ability to maintain and expand our scale of operations and profitability; and

•	Our ability to retain our management and key employees and attract new talent.

In addition, we are subject to risks and uncertainties related to our corporate structure and doing business in China, including, but not limited to:

•

Risks associated with our control of our consolidated affiliated entities, which is based upon contractual arrangements rather than equity ownership. If the PRC government determines that our contractual arrangements do not comply with applicable PRC laws and regulations, we could be subject to severe penalties. In addition, our contractual arrangements may not be as effective in providing operational control of our consolidated affiliated entities as direct ownership of such entities. In 2012, we deconsolidated one of our consolidated affiliated entities due to non-compliance by a nominee shareholder of such entity with the contractual arrangements, and subsequently remediated the situation with an alternative business structure;

•

Risks associated with lacking necessary permits and registrations, which may subject us to penalties and have a material adverse impact on our business and results of operations. In particular, four out of the 28 operating branch offices of our joint venture have yet to complete the procedures to obtain the human resources permit; and

•

Risks associated with the potential conflicts of interests between the fiduciary duties owed by the equity owners of our consolidated affiliated entities to such entities and us under PRC and Cayman Islands laws, respectively, and the lack of an effective mechanism to resolve these conflicts between the two jurisdictions.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data” for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Our Corporate History and Structure

We started our operations in 1994 as an executive search firm. Our holding company, Zhaopin.com Limited, was incorporated in the Cayman Islands in 1999 and subsequently changed its name to Zhaopin Limited.

We are a holding company incorporated in the Cayman Islands and we operate our business in China through our wholly-owned subsidiaries, consolidated affiliated entities and our joint venture.

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and our joint venture as of the date of this prospectus:

The diagram above does not include our four inactive subsidiaries and our 13 inactive variable interest entities.

*	Wholly foreign owned enterprise.
**	Variable interest entity. Zhilian Sanke is our website operator and holds an internet content provider license necessary to conduct our internet related operations in China.

***	Beijing Wangpin holds the human resources service license necessary to conduct our human resources related business in China. Beijing Wangpin is our joint venture company.
†	Consists of Business Operations Agreements, Equity Interest Pledge Agreements, Power of Attorney, Exclusive Technical and Consulting Services Agreements, Exclusive Equity Option Agreements and Loan Agreements. For details on the contractual arrangements, see “Our Corporate History and Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”
(1)

Mr. Yuanwei Xie and Mr. Xin Wang are both nominee shareholders of our consolidated affiliated entities and employees of SEEK Limited, which is the parent company of SEEK International Investments Pty Ltd., our largest shareholder as of the date of this prospectus.

(2)	Mr. Hao Liu is a director of our company.

Our recruitment services involve different aspects of PRC laws and regulations, including human resources, internet information provision, and advertising. PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunication services, advertising services and human resources related services. To comply with these restrictions while maintaining our equity ownership to the extent practical, we conduct our business in China through: (i) our wholly-owned subsidiaries; (ii) our consolidated affiliated entities through contractual arrangements; and (iii) our joint venture, Beijing Wangpin, of which we hold a 90% equity interest and one of our consolidated affiliated entities holds the remaining 10% of the equity interest. As of the date of this prospectus, we conduct the majority of our human resources business through the branch offices of our joint venture, instead of relying on contractual arrangements with our consolidated affiliated entities.

The table below sets forth the respective revenues contribution from our wholly-owned subsidiaries, our joint venture and our consolidated affiliated entities for the periods indicated:

	Total Revenues
	For the year ended June 30,		For the nine months ended March 31,
	2012	2013	2014
Wholly-owned subsidiaries	11.7%	10.6%	3.1%
Joint venture	69.5%	78.2%	92.4%
Consolidated affiliated entities	18.8%	11.2%	4.5%

Total	100%	100%	100%

Our Wholly-Owned Subsidiaries

We have two principal wholly-owned subsidiaries in China, Zhilian Wangpin (Beijing) Technology Co., Ltd., or Zhilian Wangpin and Zhilian Yipin (Beijing) Technology Co., Ltd., or Zhilian Yipin. To the extent permissible under PRC laws and regulations, we provide services through our wholly-owned subsidiaries and our joint venture. The business scope set forth in the business license of Zhilian Wangpin includes research and development of internet technology and computer software; technology consulting, technical services and technology transfer, computer technology training; and sale of self-manufactured products. The business scope set forth in the business license of Zhilian Yipin includes research and development of internet technology and computer software; production of computer software; technology consulting, technical services and technology transfer; computer technology training; and sale of self-manufactured products.

Our Joint Venture

We conduct our human resources related operations in China primarily through Beijing Wangpin Consulting Co., Ltd., or Beijing Wangpin. Beijing Wangpin is a Sino-foreign equity joint venture that is 90% owned by Zhaopin Limited and 10% owned by Beijing Zhilian Sanke Human Resources Service Co., Ltd., or Zhilian Sanke. Through contractual arrangements with Zhilian Sanke and its shareholders, we exercise effective control over, and receive substantially all the economic benefits from, Zhilian Sanke and therefore consolidate Zhilian

Sanke’s results of operations, financial position and cash flows. As we directly own 90% of the equity interest of Beijing Wangpin and indirectly own the remaining 10% through Zhilian Sanke, we account for Beijing Wangpin as a consolidated subsidiary in our consolidated financial statements. For details on the contractual arrangements, see “Our Corporate History and Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” Beijing Wangpin holds a human resources service license.

Our Consolidated Affiliated Entities

We currently conduct internet related businesses through our consolidated affiliated entities in China. Our principal consolidated affiliated entity is Zhilian Sanke, which is our website operator and holds an internet content provider license, or ICP license, necessary to conduct our internet related operations in China. Zhilian Sanke owns the domain names used in our online businesses. Our wholly-owned PRC subsidiary, Zhilian Wangpin, has entered into a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders, which enable us to:

•	exercise effective control over the business management and shareholders’ voting rights of our consolidated affiliated entities;

•

receive substantially all of the economic benefits of our consolidated affiliated entities through service fees in consideration for the technical and consulting services provided by Zhilian Wangpin; and

•	have an exclusive option to purchase all of the equity interests in each of our consolidated affiliated entities to the extent permitted under PRC laws, regulations and legal procedures.

We do not have any equity interest in any of our consolidated affiliated entities except for Harbin Zhilian Wangcai Advertising Co., Ltd. However, as a result of contractual arrangements, we retain control over and are considered the primary beneficiary of each of our consolidated affiliated entities, and we have consolidated the financial results of these companies in our consolidated financial statements in accordance with generally accepted accounting principles of the United States, or U.S. GAAP. If our PRC consolidated affiliated entities and their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities and consequently, we may be unable to conduct our internet related operations because the ICP License and domain name are owned by Zhilian Sanke and we may potentially lose control over Beijing Wangpin, our joint venture. Further, if we are unable to maintain effective control, we may not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. Although we are able to consolidate the financial results of our consolidated affiliated entities, this does not mean that we are able to have unfettered access to the revenues and profits of our wholly-owned subsidiaries and consolidated affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions and the restrictions on foreign investment, among other restrictions. In October 2013, we were paid a cash dividend of RMB224.1 million from Beijing Wangpin, our joint venture. In the fiscal years ended June 30, 2012, we received service fees of RMB2.5 million from our consolidated affiliated entities. The service fees that we received from our consolidated affiliated entities in the fiscal year ended June 30, 2013 were insignificant and we did not receive such service fees in the nine months ended March 31, 2014. We mostly conduct our human resources business through the branch offices of our joint venture, instead of relying on contractual arrangements with our consolidated affiliates entities. We are in the process of liquidating two subsidiaries of Zhilian Wangpin and 13 consolidated affiliated entities. As of the date of this prospectus, such subsidiaries and consolidated affiliated entities have no material business operations.

Under our contractual arrangements, the PRC shareholders of our consolidated affiliated entities have agreed to pledge all their equity interests therein as collateral to us. As of the date of this prospectus, Harbin Zhilian Wangcai Advertising Co., Ltd. has registered its equity pledge with the relevant local administration for industry and commerce, while Zhilian Sanke and Shenyang Zhilian Wangpin Advertising Co., Ltd. have not made such registrations. We recently replaced the nominee shareholders of Zhilian Sanke and will seek registration of the equity pledges after the completion of the registration of the new shareholding structure with relevant local branch of PRC State Administration of Industry and Commerce, or SAIC. The lack of registration of the equity pledges does not affect the validity of the equity pledge agreements or our ability to enforce the agreements against the current shareholders of our consolidated affiliated entities. However, the equity pledges, which form part of the contractual arrangements with our consolidated affiliated entities, will not be deemed validly created security interests under the PRC Property Rights Law until they are registered. Until the equity pledges are registered, we may not be able to successfully enforce these pledges against any third parties who may acquire the equity interests in the two consolidated affiliated entities in good faith. Should a third party acquire the equity interests in good faith, we may lose control of these businesses and may not be able to consolidate the assets, liabilities and results of operations of these entities. We would not have any direct remedies against any such bona fide third party although we could seek remedies for breach of contract under the contractual arrangements against the shareholders who transferred their equity interests in our consolidated affiliated entities without our consent.

For the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, the two consolidated affiliated entities that have not registered their equity pledges, Shenyang Zhilian Wangpin Advertising Co., Ltd. and Zhilian Sanke, in the aggregate, contributed 0.5%, 0.3% and 0.2% of our total revenues, respectively. As of the date of this prospectus, these consolidated affiliated entities have a total registered capital of RMB1.6 million (US$0.3 million). The registered capital amount, which represents corresponding equity interests to be pledged, is the amount required by the SAIC to be stated in the registration form of the equity interest pledges. However, the registered capital amount does not reflect the fair market value of the equity interests that are pledged under the equity pledge agreements; rather, the registered capital amount reflects the amount of capital required to be contributed to the consolidated affiliated entity under its articles of association by the holders of its equity interests. The value secured by equity pledges is not limited to the amount of the registered capital stated on the registration form. Instead, under the equity pledge agreements, it covers all debts and liabilities arising from the relevant principal agreements under our contractual arrangements. We are preparing necessary documents required by local authorities to register the equity pledges of these two consolidated affiliated entities, but it is difficult to predict the amount of time required to complete these equity pledge registrations. Further, under PRC law and the equity pledge agreements, in the event of a default under our contractual arrangements, our primary remedy would be to engage in a public auction or sale of the shares and not a direct transfer of the pledged equity interest to us if we choose to enforce the pledge. Such an auction or sale may not result in our receipt of full value of the equity or the business of the entities. Under our contractual arrangements, the PRC shareholders of our consolidated affiliated entities have agreed to pledge all their equity interests therein as collateral to us. For a description of these contractual arrangements, see “Our Corporate History and Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulation.” For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Our Corporate Information

Our principal executive offices are located at 6/F, Fosun International Centre, 237 Chaoyang North Road, Chaoyang District, Beijing, the People’s Republic of China. Our telephone number at this address is 86 (10) 5863-5888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands.

Our corporate website is www.zhaopin.com. The information contained on our corporate website or other websites operated by us are not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

The Offering

Offering price	We currently expect that the initial public offering price will be between US$12.50 and US$14.50 per ADS.

ADSs offered by us	5,610,000 ADSs.

ADSs outstanding immediately after this offering	5,610,000 ADSs (or 6,451,500 ADSs if the over-allotment option is exercised in full).

Concurrent Private Placement	Concurrently with, and subject to, the completion of this offering, PCV Belge SCS, or PCV, a vehicle advised by the private equity firm Apax Partners, has agreed to purchase from us an aggregate US$15 million of our Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio (the “Concurrent Private Placement”). Assuming an initial public offering price of US$13.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, PCV will purchase a total of 2,222,222 Class A ordinary shares from us. Our proposed issuance and sale of Class A ordinary shares to PCV is being made through a private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S promulgated under the Securities Act. Under the subscription agreement executed on June 2, 2014, if the initial public offering price is greater than US$14.50 per ADS or we offer more than 6,451,500 ADSs in the offering, PCV will not be obligated to subscribe any shares in the Concurrent Private Placement. PCV has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the Concurrent Private Placement for a period of 180 days after the date of this prospectus, subject to certain exceptions. Pursuant to the terms of the subscription agreement, we also agreed to grant to PCV customary registration rights with respect to the Class A ordinary shares pursuant to a registration rights agreement to be entered into before the closing of this offering.

Ordinary shares outstanding immediately after this offering	99,882,260 ordinary shares, comprised of 13,442,222 Class A ordinary shares, including 11,220,000 Class A ordinary shares we will issue in this offering and 2,222,222 Class A ordinary shares we will issue in the Concurrent Private Placement, assuming the initial public offering price will be US$13.50 per ADS, the mid-point of the estimated initial public offering price range, and 86,440,038 Class B ordinary shares (or 101,565,260 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, comprised of 15,125,222 Class A ordinary shares and 86,440,038 Class B ordinary shares).

The ADSs	Each ADS represents two Class A ordinary shares.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time. We do not have any present plan to declare or pay any dividends in the near future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses. You may turn in your ADSs to the depositary in exchange for our Class A ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement, as amended from time to time.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to 841,500 additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$80.8 million from this offering and the Concurrent Private Placement, or approximately US$91.3 million if the underwriters exercise their option to purchase additional ADSs in full, assuming an initial public offering price of US$13.50 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions, placement fees and estimated offering expenses payable by us.

We plan to use the net proceeds from this offering and the Concurrent Private Placement for our geographic expansion, product development, upgrade of our information technology system and website, and working capital and general corporate purposes, including strategic investments and potential acquisition opportunities. We may also use the net proceeds from this offering and the Concurrent Private Placement to repay certain existing indebtedness. See “Use of Proceeds” for more information.

Reserved ADSs

At our request, the underwriters have reserved up to 10% of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. All participants in the directed share program, including our directors, or executive officers, will be required to be subject to the lock-up restrictions described below.

Lock-up	We, our directors and executive officers, our principal shareholders and certain option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days following the date of this prospectus. All participants in the directed share program will be required to be subject to the same 180-day lock-up restrictions. See “Underwriting” for more information.

Proposed symbol	ZPIN

Depositary	JPMorgan Chase Bank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes the redesignation of all outstanding preferred shares into 338,496 Class B ordinary shares immediately prior to the completion of this offering;

•	excludes 17,166,259 Class A ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus under our stock option plans; and

•	excludes 6,277,241 Class A ordinary shares reserved for future issuance under our stock option plans as of the date of this prospectus.

Summary Consolidated Financial Data and Operating Data

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our summary consolidated statements of operations data presented below for the fiscal years ended June 30, 2012 and 2013 and our balance sheet data as of June 30, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our summary consolidated statements of operations data presented below for the nine months ended March 31, 2014 and our balance sheet data as of March 31, 2014 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of our results for future periods.

	For the fiscal year ended June 30,			For the nine months ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
				(unaudited)	(unaudited)
Summary Consolidated Statements of Operations Data
Revenues:
Online recruitment services	692,779	749,842	120,623	558,044	601,572	96,772
Campus recruitment services	58,771	67,307	10,827	52,689	78,137	12,569
Assessment services	16,956	32,740	5,267	23,654	40,959	6,589
Other human resources related services	53,026	39,731	6,392	29,167	36,047	5,799

Total revenues	821,532	889,620	143,109	663,554	756,715	121,729
Less: Business tax and surcharges	(48,636)	(41,793)	(6,723)	(34,248)	(16,972)	(2,730)

Net revenues	772,896	847,827	136,386	629,306	739,743	118,999
Cost of services(1)	(60,534)	(67,531)	(10,864)	(51,347)	(72,547)	(11,671)

Gross profit	712,362	780,296	125,522	577,959	667,196	107,328

Operating expenses:
Sales and marketing expenses(1)	(374,511)	(399,850)	(64,322)	(296,864)	(349,813)	(56,272)
General and administrative expenses(1)	(152,784)	(171,538)	(27,594)	(132,436)	(158,491)	(25,496)

Total operating expenses	(527,295)	(571,388)	(91,916)	(429,300)	(508,304)	(81,768)

Income from operations	185,067	208,908	33,606	148,659	158,892	25,560

Other (expenses)/income:
Foreign currency exchange loss	(32)	(28)	(4)	(11)	1,672	269
Interest income, net	15,257	14,672	2,360	12,431	5,624	905
Other income, net	668	2,755	443	3,031	1,864	300

Income before income tax expenses	200,960	226,307	36,405	164,110	168,052	27,034
Income tax expenses	(30,243)	(70,393)	(11,324)	(46,327)	(37,962)	(6,107)

Net income	170,717	155,914	25,081	117,783	130,090	20,927
Less: Deemed dividend to a preferred shareholder	—	(265,032)	(42,634)	—	—	—
Income allocated to participating preferred shareholders	(166,764)	—	—	—	(534)	(86)

Net income/(loss) attributable to ordinary shareholders	3,953	(109,118)	(17,553)	117,783	129,556	20,841

Net income/(loss) per share:
—Basic	1.95	(20.51)	(3.30)	(44.44)	1.58	0.25
—Diluted	1.68	(20.51)	(3.30)	(44.44)	1.40	0.22

Weighted average number of shares used in computing net income/(loss) per share:
—Basic	2,027,680	5,319,527	5,319,527	3,313,766	82,101,867	82,101,867
—Diluted	101,331,125	5,319,527	5,319,527	3,313,766	93,149,224	93,149,224

(1)	Including share-based compensation expenses as set forth below:

	For the fiscal year ended June 30,			For the nine months ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)	(unaudited)
Allocation of share-based compensation expense:
Cost of services	345	239	38	199	84	14
Sales and marketing expenses	1,664	1,555	250	1,291	557	90
General and administrative expenses	6,243	3,911	629	2,963	22,302	3,587

	As of June 30,					As of March 31,
	2012	2013		2013		2014		2014
		Actual		Pro forma(1)		Actual		Pro forma(1)
	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
						(unaudited)		(unaudited)
Summary Consolidated Balance Sheet Data:
Cash	617,840	368,946	59,350	368,946	59,350	548,803	88,283	548,803	88,283
Restricted cash	—	10,757	1,730	10,757	1,730	101,829	16,381	101,829	16,381
Time deposits and restricted time deposits	—	332,340	53,462	332,340	53,462	93,121	14,980	93,121	14,980
Total current assets	704,207	794,346	127,782	794,346	127,782	862,586	138,759	862,586	138,759
Property and equipment, net	26,905	30,939	4,977	30,939	4,977	34,278	5,514	34,278	5,514
Total assets	733,074	1,021,260	164,285	1,021,260	164,285	1,041,497	167,539	1,041,497	167,539
Deferred revenues	330,039	368,250	59,238	368,250	59,238	445,878	71,726	445,878	71,726
Total liabilities	448,094	986,124	158,633	986,124	158,633	960,087	154,444	960,087	154,444
Total mezzanine equity	957,803	1,389	223	—	—	1,389	223	—	—
Total shareholders’ (deficit)/equity	(672,823)	33,747	5,429	35,136	5,652	80,021	12,872	81,410	13,095

(1)	Reflects the automatic conversion of all of our preferred shares into ordinary shares.

The following tables present certain selected operating data as of the dates and for the periods indicated. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

	For the fiscal year ended June 30,		For the nine months ended March 31,
	2012	2013	2013	2014
Number of unique customers(1)	222,449	249,533	213,527	274,450
Number of job postings(2) (in thousands)	7,618	10,512	7,309	11,375

	As of June 30,		As of March 31,
	2012	2013	2013	2014
Number of registered users(3) (in thousands)	56,554	68,378	65,365	77,131
Number of completed resumes(4) (in thousands)	41,252	50,119	47,768	56,860

(1)

A “unique customer” refers to a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in our information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

(2)

We calculate the number of job postings during a specified period by counting the number of job postings newly placed by customers during such period. Job postings that were placed prior to such specified period, even if available during such period, are not counted in the number of job postings for the specified period. Any particular job posting placed on our website may include more than one job opening or position.

(3)	“Number of registered users” refers to the number of users who have completed the registration process on our website as of a specified date.
(4)

A “completed resume” refers to a resume that is available as of a specified date and contains all of the information that we require a user to provide before we make the resume available to our customers, such as educational background, work history, qualifications and contact information.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Any major financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in business and consumer confidence, may materially and adversely affect our business and results of operations.

Any actual or perceived threat of a financial or economic crisis in China could have a material and adverse impact on our business and results of operations. It is very difficult to predict how the PRC economy may develop in the future and whether it might experience a financial or economic crisis in a manner and scale similar to what the United States and other developed countries have experienced in recent years. Any slowdown in China’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. The PRC economy was negatively affected by global financial crises in the past and may be further negatively impacted by economic uncertainties in Europe and the United States. Recently, there has been increasing concerns that the growth rate of China’s gross domestic product is slowing, which weighs on enterprises in China, including us. China’s gross domestic product grew by 7.7% in 2013 from 2012, the slowest since 1999, according to the National Bureau of Statistics of the PRC. In response to uncertain economic conditions, employers may defer, reduce or stop hiring new employees. To the extent that any fluctuations in the Chinese economy significantly affect employers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

We face significant competition and may suffer from a loss of users and customers as a result.

The markets for our products and services are highly competitive and rapidly evolving. We face constant pressure to attract and retain users and customers, expand the market for our products and services and incorporate new capabilities and technologies. We face competition in our various lines of services from competitors who focus exclusively on recruitment and career-related services, such as 51job.com, and from those that offer recruitment as part of their services, such as 58.com. Other large internet companies, social networking services websites and classified advertisement websites have also entered the market for online recruitment services. In addition, we face competition from professional networking websites and existing participants in the offline recruitment industry who may develop online recruitment services and products.

We compete with these entities for both users and customers. From time to time, customers may decide not to renew their contracts upon expiration for various reasons. Users may also decide to switch to our competitors’ services. Some of our competitors or potential competitors have longer operating histories and may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas than we have. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users and customers, investing more in research and development and making acquisitions. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our business prospects, financial condition and results of operations could be materially and adversely affected.

If internet penetration rates in China do not continue to grow or if online recruitment services do not achieve broad acceptance in China as a recruitment channel, our online recruitment services business may be materially and adversely affected.

We rely on the internet for a majority of our revenues. Currently, internet access in China tends to be more expensive, slower, and subject to many social and political uncertainties, and suffers from a more limited capacity of software, hardware and network infrastructure than in many developed countries. As a result, internet penetration rates are lower in China than in many other developed countries. Also, many of our potential users, particularly smaller companies, have not historically utilized the internet as a recruiting tool, and not all job seekers use the internet to look for jobs. Our future results of operations also depend upon the increase in acceptance and use of the internet for the provision of recruitment services in China. If internet penetration rates in China do not continue to grow or internet-based recruiting does not gain wider acceptance, our business, prospects and results of operations could be materially and adversely harmed.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of our users and, in turn, enhancing our attractiveness to customers. We have conducted and may continue to conduct various marketing and brand promotion activities, including print and television advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In China, we market our services under the brand “ ,” or “Zhilian Zhaopin” in Chinese pinyin. However, “ ,” the last two Chinese characters of our Chinese brand, means “hire” or “recruit” in Chinese and is the generic description of the services we provide. As a result, “ ” is not eligible for intellectual property protection under the PRC law. Competitors may use the Chinese characters “ ” in their marketing efforts, potentially diluting the strength of our brand. In addition, any negative publicity relating to our products or services, regardless of its veracity, could harm our brand and the perception of our brand in the market. If our brand is harmed, we may not be able to continue to attract a growing user base, which may materially and adversely affect our business, results of operations and financial condition.

If we fail to improve our user experience, product offerings and technology platform, we may not be able to attract and retain users and customers, which may have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to attract and retain users and customers. Our customers are the primary source of our revenues. A key factor in attracting and retaining customers is our ability to grow our resume database and attract and retain high-quality users. A key factor in attracting and retaining users, in turn, is maintaining and increasing the number of customers using our services and the quantity and quality of job postings on our website.

To satisfy both our users and customers, we need to continue to improve the experience for both users and customers as well as innovate and introduce products and services that users and customers find useful and that cause them to return to our website and use our services more frequently. This includes continuing to improve our technology platform to optimize recruitment search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our website. In addition, we need to adapt our services, expand and improve our delivery platform to keep up with the changing user preferences. For example, with the growing propensity for our users to use smartphones as their main job searching devices, we need to further optimize our mobile applications and continue to modify and update them to successfully manage the transition to mobile devices of users of our products and services. It is difficult to predict the problems we may encounter in innovating and introducing new products and services, and we may need to devote significant resources to the creation, support and maintenance of our solutions.

We cannot assure you that our initiatives to improve our user experience will always be successful. We also cannot predict whether our new products or service offerings and delivery methods will be well received by users and customers, or whether improving our technology platform or introducing new service delivery channels will be successful or sufficient to offset the costs incurred to offer these services. If we are unable to increase and retain our users and customers, or maintain and increase the quantity or quality of resumes and job postings, our financial condition and results of operations may be materially and adversely affected.

You should consider our prospects in light of the risks and uncertainties that companies in evolving industries may encounter.

We recorded net income of RMB170.7 million and RMB155.9 million (US$25.1 million) in the fiscal years ended June 30, 2012 and 2013, respectively. Our net income for the nine months ended March 31, 2014 was RMB130.1 million (US$20.9 million) compared to RMB117.8 million for the same period in 2013. In addition to the impact of economic uncertainty in China resulting from the global financial crisis, our results of operations for the past two years were primarily affected by costs and expenses required to grow our customer and user base, promote our brand, develop our products and services and operate our websites. We expect that we will continue to be subject to the effects of general economic conditions in China and to incur product development, sales and marketing expenses and other costs to launch new services and grow our customer and user bases. We anticipate that expenses associated with our sales force, which numbered 2,047 as of March 31, 2014, will continue to grow as we expand into new markets. We may incur net losses in the future and you should consider our future prospects in light of the risks and uncertainties that are often involved for companies in a rapidly evolving industry. The market for online recruitment services in China is relatively new and may not develop as expected, if at all. In addition, the success of other recruitment services companies both globally and in China may not be indicative of our future financial performance.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of the services we provide. Our total revenues increased from RMB821.5 million in the fiscal year ended June 30, 2012 to RMB889.6 million (US$143.1 million) in the fiscal year ended June 30, 2013. Our total revenues were RMB756.7 million (US$121.7 million) for the nine months ended March 31, 2014, a 14.0% increase from RMB663.6 million for the same period in 2013. Our anticipated future growth will likely place significant demand on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be severely harmed, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenues to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected.

Online businesses of our nature tend to involve certain fixed cost bases, and our ability to achieve desired operating margins in our recruitment business depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenues to offset the associated fixed and variable costs. Our fixed costs typically include compensation of employees for our general administration functions, data storage and bandwidth expenses and office rental expenses. Our variable costs typically include campus recruitment sub-contracting costs, print publishing and distribution costs and candidate assessment sub-contracting costs. Once we establish the technology and network infrastructure to support an online business model, the incremental cost of adding new job postings and resumes online will be relatively insignificant and we can serve additional customers and users with decreasing average cost as our online recruiting services business expands. If we are unable to maintain economies of scale, our operating margin may decrease and our results of operations may be materially and adversely affected.

If user traffic to our website declines for any reason, our business and results of operations may be harmed.

Our ability to attract and maintain user traffic to our website is critical for our continuing growth. If user traffic to our website declines for any reason, our business and results of operations may be harmed. We depend in part on various internet search engines and portals to direct a significant amount of user traffic to our website. However, the amount of user traffic directed to our website is not entirely within our control. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours. Internet search engines could revise their methodologies, which may adversely affect the placement of our search result page ranking. Any such changes could decrease user traffic to our website and adversely affect the growth in our user base, which may in turn harm our business and operating results.

Any disruption in internet access, telecommunications networks or our technology platform may cause slow response times or otherwise impair our users’ experience, which may in turn reduce user traffic to our website and significantly harm our business, financial condition and operating results.

Our online recruitment business is highly dependent on the performance and reliability of China’s internet infrastructure, accessibility of bandwidth and servers to our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Compared to more developed countries, internet access in China is subject to greater uncertainties. Telecommunications capacity constraints in China may impede further development of the internet to the extent that users experience delays, transmission errors and other difficulties.

We rely on major Chinese telecommunication companies and other third-party data center service providers to provide us with bandwidth, data storage and other services. We may not have access to comparable alternative networks or services in the event of disruptions, failures or other problems. Any disruption in internet access or in the internet generally could significantly harm our business, financial condition and operating results. Furthermore, we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our website is accessible within an acceptable load time, which may have a material and adverse impact on our business prospects and results of operations.

We may experience website disruptions, outages and other website performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously and denial of service or fraud or security attacks. In addition, we may experience slow response times or system failures due to a failure of our information storage, retrieval, processing and management capabilities. Slow response times or system failures may drive our users away, reduce the attractiveness of our products and services or discourage customers from posting jobs on our website. If we experience technical problems in delivering our services over the internet either at a national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

We depend upon talented employees, including our senior management, to grow and operate our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees, and in particular upon our senior management team led by Mr. Evan Sheng Guo, our chief executive officer, and Mr. James Jianmin Guo, our chief financial officer. Competition for senior management and key personnel is intense and the pool of qualified candidates is to an extent limited. From time to time, some of our senior officers may choose to leave our company for various reasons, including change of interests or career development plans, compensation, or working relations with our board or with other team members, which could result in management turnover. If we are unable to retain the services of our current senior management team or other key personnel or properly manage the working relationship among our management and employees, this may mean we will become exposed to legal or administrative proceedings or adverse publicities and our reputation may be harmed and our financial condition and results of operations may be materially and adversely affected.

In addition, we face significant competition for qualified middle management and personnel with relevant experience and expertise. Some of our competitors, especially new market entrants, have attempted to recruit our employees and, in some cases, succeeded in attracting our employees by offering higher compensation and other benefits.

Training of new employees with no prior relevant experience could be time-consuming and require a significant amount of resources. We may also need to increase the compensation we pay in order to retain our skilled employees. If competition in our industry further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively or at all and our business, financial condition and results of operations may be materially and adversely affected.

If our key performance indicators are inaccurate, our ability to form appropriate corporate growth strategies may be impaired and our business, results of operations and prospects may be materially and adversely affected.

We assess our operating performance using a set of key performance indicators, which include the number of unique customers, registered users, completed resumes in our database and job postings on our website. Capturing accurate data is subject to various limitations. We have established controls to systematically remove stale job postings from our website, including removing from our website job postings posted by customers whose contracts with us have expired or job postings that we determine to be disingenuous or illegitimate based on user complaints and our internal control procedures. However, customers may not always remove stale job postings available on our website on a timely basis, and we may not be able to detect and remove all disingenuous or illegitimate job postings. It is also possible a job posting may include duplicative job openings. In addition, users, who generally do not pay for our services, may post resumes and/or job applications and never return to complete the process or update their resumes. In addition, users may upload multiple resumes under separate accounts, leading to double counting. As a result, we cannot assure you that such key operating performance indicators always reflect our actual operating performance or our data collection technologies and tools always capture accurate data. Similarly, we may also incorrectly assess our key operating performance indicators and in turn make incorrect operational and strategic decisions. Failure to capture accurate data or an incorrect assessment of this data may materially harm our business and operating results and have a material adverse effect on the market price of our ADSs.

Certain data and information in this prospectus were obtained from third party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications. Statistical data in these publications also include projections based on a number of assumptions. The recruitment and human resources services industry in China may not grow at the rate projected by market data, or at all. The failure of our industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the complex and changing nature of the broad macroeconomic factors discussed in this prospectus may result in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-

party methodologies, which may differ from the data collection methods used by us. For example, iResearch prepared the iResearch Survey and the iResearch Public Data utilizing their independently collected unique visitor data of the major players in the market, which are estimations based upon statistical sampling. In addition, these industry publications and reports generally indicate that the information contained therein was believed to be reliable, but do not guarantee the accuracy and completeness of such information.

We may be the subject of allegations, harassing or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share and customers and adversely affect the price of our ADSs.

We have been subject to allegations by third parties or purported former employees, negative internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers, and adversely affect the price of our ADSs.

Concerns about our collection and use of personal data and other privacy-related matters could damage our reputation and deter customers and users from using our services.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operations. The PRC Constitution, the PRC Criminal Law and the General Principles of the PRC Civil Law protect individual privacy in general. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. Our internal policy also requires our employees to protect the personal data of our users, and employees who violate such policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, and we believe we are in compliance with the applicable PRC laws and regulations on data protection, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.

We are exposed to potential legal liability associated with the recruitment process, which may have a material adverse effect on our business and results of operations.

We are exposed to potential claims associated with the recruitment process, including claims by customers and users. In addition, PRC laws and regulations prohibit companies from producing, distributing or publishing any advertisement that contains any content that violates PRC laws and regulations or is reactionary, obscene, superstitious, absurd or fraudulent. PRC laws and regulations also prohibit human resources service providers from publishing fake recruitment information. We require customers to submit their government-issued business licenses to us before we allow posting of their job openings on our website in order to verify the employers’ identities. Nevertheless, we have limited means to determine whether a job posting is genuine or legitimate. For example, customers may fail to remove postings for positions that have been filled or may keep multiple job postings open for the same position, and companies may use our websites to market their brands and post positions that are not available. Also, while we require customers to submit their government-issued business licenses, we cannot assure you that the supporting documentation provided to us is genuine. Once we receive and verify complaints regarding disingenuous or illegitimate job postings, we remove them from our website. Although the number of job postings that were discovered to be disingenuous or illegitimate in the past has been insignificant and we have not faced any formal legal actions against us brought by users or any government entity, if we are found to fail to protect users from disingenuous or illegitimate job postings, we may be subject to civil actions and our reputation may be harmed, which may have a material adverse effect on our business. If we are found to be in violation of applicable PRC laws and regulations, we may be subject to other penalties.

At the same time, we have limited means to determine the genuineness of the information in the resumes our users upload to our platform. Although employers are expected to independently verify the credentials of the users who they are interested in hiring, we cannot assure you that we will not be subject to claims by customers in connection with fraudulent user resumes. Furthermore, for our executive search services, if we recommend a candidate who subsequently proves unsuitable for the position, it is possible that the relevant customer may seek to hold us liable for any loss suffered by it by claiming negligence or that we have breached our contract. We may also be held liable for claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or discrimination or other violations of employment law or regulations by our customers. Finally, customers or users may allege that our services failed to comply with laws or regulations relating to employment or other matters.

We have not experienced any material claims during the past three years. However, should any such claims be brought against us, regardless of their merit, we may be forced to participate in time-consuming and costly litigation or investigation, which could divert significant management and staff attention and damage our reputation and brand names, any of which may materially and adversely affect our business. We do not maintain insurance coverage for liabilities arising from claims by customers, users or third parties.

If we fail to protect our intellectual property rights, our business and results of operations could be materially and adversely affected.

We rely on a combination of trademark, patent, copyright and trade secret protection laws in the PRC, as well as confidentiality agreements and procedures, to protect our intellectual property rights. Despite our precautions, third parties may obtain and use without our authorization our intellectual property, which includes trademarks related to our brand, products and services, patent applications, registered domain names, copyrights in software and creative content, trade secrets and other intellectual property rights and licenses.

Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States. Companies operating in the PRC continue to face an elevated risk of intellectual property infringement as compared to other jurisdictions such as the United States. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving, which may make it more difficult for us to protect our intellectual property, and could have a material adverse effect on our business, financial condition and results of operations.

We may be vulnerable to intellectual property infringement claims brought against us by others.

We rely on third-party intellectual property to operate our business to some extent, such as licenses to use software and copyrights. Although we have never experienced any material intellectual property claims against us in the past, as we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being subject to intellectual property infringement claims. A successful infringement claim against us could result in monetary liability or a material disruption in the conduct of our business. Although we require our employees not to infringe others’ intellectual property, we cannot be certain that our products, services, content and brand names do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

We may incur substantial expenses in defending against third party infringement claims, regardless of their merit. As a result, due to diversion of management time, expenses required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations. If we were found to have infringed on the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owner of the intellectual property may be able to obtain injunctive relief to prevent us from using the technology, software or brand name in the future. If the amount of these payments were significant, if we were prevented from incorporating certain technology or software into our products or services or if we were prevented from using our brand name, our business could be significantly harmed.

We may not be able to successfully halt the operations of copycat websites or misappropriation of our data.

From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites with data from other companies. In addition, “copycat” websites may attempt to imitate the functionality of our website. Although none of these events have caused any material adverse effect on our business and results of operations, we cannot assure you that similar events will not occur on a larger scale and materially and adversely impact our results of operations.

If we become aware of such websites, we would employ technological or legal measures in an attempt to halt their operations. However, we may not be able to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In some cases, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these websites, any measures that we may take could require us to expend significant financial or other resources.

We are subject to risks related to our third party vendors, which may negatively impact our business and results of operations.

We rely on third parties for certain of our services, such as campus recruitment, print advertising services and assessment services. We provide campus recruitment services to customers seeking to recruit college and university students and our services typically include selecting campuses, organizing recruiting events, collecting and managing resumes and conducting interviews and assessment tests with potential candidates. Our campus recruitment services are often provided together with our online and other recruitment services. For our campus recruitment business, we need to maintain good relationships with the schools from which customers plan to recruit students, which typically provide us with the site for any recruiting activities, as well as other third-party vendors, such as printing agencies. For our assessment services, we utilize third-party test designers to create our assessment tests and third-party interviewers to provide evaluations. In addition, we also rely on local newspapers for the distribution of our print recruitment advertisements.

In general, we rely on the operations of our third-party vendors and may not have any control over the costs of the services they provide. Third-party service providers may raise their prices, which may not be commercially reasonable to us. Our existing vendors may not continue to provide the high-quality services that they currently do. To maintain good working relationships with colleges and universities, our team would need to maintain active communications with them, provide free training and lectures on job searches to students, and proactively reach out to students and student employment offices, which efforts may not always yield our intended results. If we are forced to seek other providers, there is no assurance that we will be able to find alternative providers willing or able to provide comparable high-quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay third-party vendors for services rise significantly or we are unable to find suitable providers that offer comparable high-quality services, the results of our operations could be adversely affected.

Computer viruses, undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our reputation and brand names.

Our online systems, including our zhaopin.com website, and our other software applications, products and systems could contain undetected errors, or “bugs,” that could adversely affect their performance. Additionally, we regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any such update or enhancement may cause disruptions in our services and may, as a result, cause us to lose market share, damage our reputation and brand name and materially and adversely affect our business.

In addition, computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment.

While we currently employ various antivirus and computer protection software in our operations, we cannot assure you that such protections will successfully prevent hacking or the transmission of any computer virus, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks and other material adverse effects on our operations. In 2012, we experienced temporary disruption of services because our internet data center service provider experienced distributed denial-of-services attacks, which lasted for approximately three hours. Although we have requested that our internet data center service provider to take initiatives to prevent recurrence of similar events, we cannot assure you that similar events will not happen again in the future.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and usage of our services may decrease. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability.

We have entered into strategic alliances and joint ventures in the past and may pursue strategic alliances, joint ventures and strategic acquisitions in the future. If we are unable to find suitable acquisitions or partners or if we fail to achieve expected benefits from such acquisitions or partnerships, our business, growth rates and results of operations may be materially and adversely affected.

We may enter into negotiations or agreements relating to potential strategic alliances, joint ventures or strategic acquisitions in the future. If we are unable to identify alliances, joint ventures or acquisitions, there could be a material adverse effect on our business, growth rates and results of operations. Even if we do identify appropriate targets, the success of any material acquisition will depend upon a number of factors, including:

•	our ability to acquire businesses on a cost-effective basis;

•	our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

•	our ability to retain and motivate key personnel and to retain the clients of acquired firms.

Any such alliance, joint venture or acquisition may require a significant commitment of management time, capital investment and other resources. We may be unable to consummate such transactions, we may not be able to effectively integrate an acquired business or we may be required to incur restructuring and other charges to complete a transaction. As a result, our business, financial condition and results of operations may be materially and adversely affected.

In addition, if we use our equity securities as consideration for transactions, we may dilute the value of your ADSs.

Real or perceived inaccuracies of our user metrics may harm our reputation and adversely affect our business and operating results.

We calculate the number of daily unique visitors based on the number of different cookies or device IDs from which a website or a mobile application of ours is visited during a given day based on our internal data, which has not been independently verified. There are inherent challenges in measuring our daily unique visitors accurately. For example, we cannot get user traffic data on webpages or websites where we have not placed Java script codes and thus do not have cookies. Furthermore, if the Java script code is placed at the bottom of a webpage and users leave the page before it is fully loaded to trigger the code, the unique visitor data would not be recorded. In addition, for users who use an internet browser that blocks cookies, we may not be able to get the user data for these users. Finally, user devices with poor internet connectivity may fail to trigger the Java script code to record the unique visitor data. On the other hand, a user who visits our websites as well as our mobile applications on a given day may be counted as multiple daily unique visitors due to the different cookies and IDs of the devices used to visit our websites and mobile applications.

Our measures of calculating daily unique visitors may differ from estimates published by third parties or from similarly titled metrics used by our competitors or other parties due to differences in methodology. If customers, employers or investors do not perceive our user metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user metrics, our reputation may be harmed, which may adversely affect our business and operating results.

Our independent registered public accounting firm has identified a material weakness and other deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the two years ended June 30, 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented, or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. Subsequent to these findings, we have taken initiatives to further improve our internal control over financial reporting and disclosure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these initiatives may not fully address the material weakness and deficiencies in our internal control over financial reporting.

Upon the completion of this offering, we will become a public company in the United States that will be subject to the U.S. Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F starting from the fiscal year ending June 30, 2015. In addition, once we cease to be an emerging growth company as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely fashion.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Because we recognize most of the revenues from our online recruitment services over the terms of the relevant agreements, a significant downturn in these businesses may not be immediately reflected in our operating results.

We recognize revenues from our online recruitment services over the terms of the relevant agreements, which typically vary from one month to one year. As a result, a significant portion of the revenues we report in each quarter is generated from agreements entered into during previous quarters.

Consequently, a decline in new or renewed agreements in any quarter may not significantly impact our revenues in that quarter but will negatively affect our revenues in future quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenues. Accordingly, the effect of significant declines in the sales of these products and services may not be reflected in our short-term results of operations.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online recruitment services and other services. We generally generate less revenue during the national holidays in China due to the slowdown of business during the holidays. In the periods following the Chinese New Year holiday and towards the end of a calendar year, we historically experienced an increase in recruitment activity. The Chinese New Year holiday is based on the lunar calendar, varies from year to year and typically lasts for two weeks, which affects our third quarter results and their comparability to financial results of the same quarter in prior years. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of customers as well as their perceptions of the job market. We also have observed seasonal campus recruitment activity by customers in the first and second quarter of each fiscal year. In addition, employers’ spending in China has historically been cyclical, reflecting the overall economic conditions as well as the demand for human resource services and recruitment patterns of employers. For these and other reasons, comparing our operating results on a period-to-period basis may not be useful, and you should not rely on our past results as an indication of our future performance. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fluctuate widely.

If we are unable to comply with the restrictions contained in our loan agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated and affect our liquidity.

Our existing loan agreements require that the proceeds shall not be used or reinvested in China. If we are unable to comply with this requirement, there could be a default under the terms of these agreements. In the event of a default under these agreements, the banks could terminate their commitments to lend to us, accelerate the loans and declare all amounts borrowed due and payable or terminate the agreements, whichever the case may be. We cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing in time. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

We may not be able to refinance our indebtedness on favorable terms, if at all. Our inability to refinance our indebtedness could materially and adversely affect our liquidity and our ongoing results of operation.

We intend to refinance certain of our bank borrowings with new bank loans as they become due. Our ability to refinance indebtedness will depend in part on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and financial, business, legislative, regulatory and other factors beyond our control. In addition, the increase in prevailing interest rates or other factors at the time of refinancing could result in an increase in our interest expense or other refinancing costs. A refinancing of our indebtedness could also require us to comply with more onerous covenants and further restrict our business operations. Our inability to refinance our indebtedness or to do so upon attractive terms could materially and adversely affect our business, prospects, results of operations, financial condition, cash flows and make us vulnerable to adverse industry and general economic conditions.

We have granted, and may continue to grant, stock options and other forms of share-based incentive awards, which may result in significant share-based compensation expenses and dilution to your interests.

Under our currently effective stock option plans, the maximum number of shares in respect of which stock option awards may be granted is 31,110,634 as of the date of this prospectus. In addition, there are 5,071,504 ordinary shares in respect of stock option awards which were granted under an expired plan and are outstanding as of the date of this prospectus. As of the date of this prospectus, options to purchase a total of 17,166,259 ordinary shares of our company are outstanding under our stock option plans. See “Management—Stock Option Plans.” For the fiscal year ended June 30, 2013, we recorded RMB5.7 million (US$0.9 million) in share-based compensation expenses. For the nine months ended March 31, 2014, we recorded RMB22.9 million (US$3.7 million) in share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options and other share-based awards to employees in the future. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. Future grants and exercises of stock options or other forms of share-based compensation will result in dilution to your interests in our company.

If we fail to obtain or maintain all required licenses, permits and approvals or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected.

We are required to obtain applicable licenses, permits and approvals from different regulatory authorities in order to conduct our business. The government authorities may continue to pass new rules regulating the internet sector. They may require us to obtain additional licenses, permits or approvals so that we can continue to operate our existing businesses or otherwise prohibit our operation of the types of businesses to which the new requirements apply. In addition, new regulations or new interpretations of existing regulations may increase our costs of doing business and prevent us from efficiently delivering services and products over the internet and through mobile operators and expose us to potential penalties and fines.

Pursuant to the PRC Regulations on the Administration of Talents Market, companies that purport to engage in human resources related services need to obtain the human resources service license. Companies conducting human resources related services without the human resources service license may be ordered to cease operations and a fine of up to RMB30,000 per entity may be imposed, by local human resources bureaus. As of the date of this prospectus, 24 out of 28 operating branch offices of Beijing Wangpin have obtained human resources permits, or HR permits. Our Wuxi branch office is in the process of applying HR permits. In addition, our Kunming, Taiyuan and Zhengzhou branch offices have not obtained their respective HR permits. With respect to our Taiyuan branch office, the authority in Taiyuan requested that at least five employees must pass a related exam but it is uncertain when the exam will be held. As a result, we have not been able to obtain HR permit for that branch office. With respect to our other branch offices, the relevant local governmental authorities do not issue any HR permits at the moment or have any procedures to accept and approve the HR permit applications for the branch offices of our joint venture. As of the date of this prospectus, we cannot predict with reasonable certainty when the government authorities will start accepting applications and issue HR permits. Such branch offices with no HR permits contributed 3.7% of our total revenues for the nine months ended March 31, 2014. As of the date of this prospectus, no penalty has been imposed by local human resources bureaus on us. In addition, these branch offices may also be deemed to be engaging in services beyond their authorized business scope because of their lack of the HR permits, in which cases local administrations of industry and commerce, or local AICs, may order such branch offices to rectify, fine such branch offices in an amount ranging from RMB10,000 to RMB100,000 per entity, confiscate a portion of their income, or, in serious cases, revoke the business licenses of the entities. In 2014, Beijing Wangpin newly established a branch office in Guiyang, Nanchang, Foshan and Yantai, respectively. These four branch offices are contemplated to conduct human resource related business in the future but as of the date of this prospectus they do not yet have any business operation and consequently are not required to possess HR permits at the moment. Prior to commencing human resource related services, these four branch offices will apply for and obtain HR permits accordingly. We cannot assure you that these branch offices will obtain HR permits in time, if at all.

Furthermore, we historically made available to human resources professionals a magazine, “Chief Human Resources Officer,” in Chinese for free to our customers. However, we were investigated by the relevant authorities and received a fine of RMB1,000 in 2013 for engaging in the publishing and distributing magazines without the requisite license and were required to take remedial actions. As a result, we decided to cease the publication and distribution of this magazine until the necessary publication permit is obtained.

We cannot assure you that all of our subsidiaries and consolidated affiliated entities will conduct their business in strict compliance with their authorized business scopes and with all necessary operating permits. If any of them are deemed by governmental authorities to be operating without appropriate permits or outside of their authorized scopes of business or otherwise fail to comply with relevant laws and regulations, we may be subject to penalties and our business and results of operation may be materially and adversely affected.

There may be some defects with respect to the establishment of our indirect subsidiary, Guangdong Zhilian Culture & Media Co., Ltd., in China. Although the scope of business license of Guangdong Zhilian Culture & Media Co., Ltd. enables it to conduct its current businesses, it was established without obtaining the prior approval from the relevant government authorities that regulate the relevant industries. We have not received any notice of warning nor have we been subject to penalties or other disciplinary actions by the relevant governmental authorities with respect to these potential defects. However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals or the permits from government authorities at proper levels to cure the defects, or take any other actions retrospectively in the future. If the relevant governmental authorities require us to cure such defects, we cannot assure you that we will be able to obtain such approvals, or the permits from governmental authorities at proper levels, in a timely manner or at all.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced significant growth, leading to inflation and increased labor costs. China’s consumer price index, the broadest measure of inflation, rose 2.5% in December 2013 from the level it was in December 2012. China’s overall economy and the average wage in the PRC are expected to continue to grow. As a result, the average wage level for our employees also increased in recent years. If inflation and the cost of labor in China continue to increase and we are unable to pass on these increased labor costs to our customers by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

Some of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of the date of this prospectus, we had leased properties in Beijing and 32 other cities in China. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the validity of a lease agreement is uncertain and may be subject to challenge by third parties. The lessor of our executive offices in Beijing, where most of our employees are located, holds proper ownership title certificates. With respect to 14 of our 49 leases outside Beijing, the lessors failed to provide property title certificates or other legal instruments proving their respective title ownership, and only a few of them agreed to indemnify us for damages arising from the lessor’s lack of title. These 14 leases provide a total of 9,337.39 square meters of office space for our local business, or 21.7% of our total leased office space. Prior to signing leases, we typically require the lessors to provide their government-issued title certificates to the leased properties. If the lessors do not have title certificates, we rely on other evidences of ownership, such as the property purchase agreement if the lessor recently purchased the property and has not yet obtained a title certificate from local authorities or a construction permit or a property selling permit if we lease properties directly from developers.

We do not believe that such failure will affect the performance of these leases. However, we cannot assure you that such defects will be remediated in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations from premises affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in countries with more developed economies. In line with general industry practice in China, we do not have any business liability or disruption insurance to cover our operations. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material adverse effect on our results of operations and financial condition.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of H1N1 flu, H7N9 or other avian flus, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent transmission. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009 and 2014, the global spread of H1N1 flu and H7N9 avian flu, respectively, resulted in several confirmed infections and deaths in China.

Restrictions on travel resulting from any prolonged outbreak of H1N1 flu, H7N9 and other avian flus, SARS or another epidemic or outbreak could adversely affect our ability to market our services to new and existing customers and users throughout China. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, H7N9 and other avian flus, SARS or another illness related to a health epidemic, which could require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that H1N1 flu, H7N9 and other avian flus, SARS or another health epidemic harms the Chinese economy in general.

We are also vulnerable to natural disasters and other calamities such as fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist acts or similar events or acts of God. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers and users. In addition, a severe disaster could affect the operations or financial condition of our customers, users and suppliers, which could harm our results of operations.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content, advertising and human resources related business. Specifically, foreign ownership in an internet content service provider or other value-added telecommunications service providers may not exceed 50%. PRC laws and regulations also restrict foreign ownership of companies that conduct advertising business by requiring a Sino-foreign joint venture’s foreign investor to have at least a two-year track record with advertising operations as its main business outside China, and a wholly foreign-owned enterprise’s foreign investor to have at least a three-year track record with advertising operations as its main business outside China. In addition, the PRC government imposed restrictions on foreign ownership in entities that provide human resources related services in 2003. Foreign ownership in entities that provide human resources related services was restricted to 49%, beginning in November 2003, unless the foreign investor is from Hong Kong or Macau, in which case no restriction is imposed.

In order to comply with the relevant PRC laws and regulations, we conduct our operations in China through (i) our wholly-owned PRC subsidiaries, (ii) our joint venture, Beijing Wangpin and (iii) contractual arrangements among our wholly-owned PRC subsidiary, Zhilian Wangpin, and our consolidated affiliated entities in the PRC and their respective shareholders. To the extent permissible under the PRC laws and regulations, we provide services through our three wholly-owned subsidiaries in China, Zhilian Wangpin and Zhilian Yipin. The business scope set forth in the business license of Zhilian Wangpin includes research and development of internet technology and computer software; technology consulting, technical services and technology transfer, computer technology training; and sale of self-manufactured products. The business scope set forth in the business license of Zhilian Yipin includes research and development of internet technology and computer software; production of computer software; technology consulting, technical services and technology transfer; computer technology training; and sale of self-manufactured products. Although the current PRC laws and regulations restrict foreign ownership in entities that provide human resources related services to 49% unless the foreign shareholder is incorporated in Hong Kong or Macau, this restriction does not apply to our joint venture, which is 90% owned by us and 10% owned by Zhilian Sanke. We have been advised by Commerce & Finance Law Offices, our PRC legal counsel, that we may continue to operate our human resources related services through Beijing Wangpin under the current equity structure because our joint venture was set up in 2000 and received its human resources service license prior to 2003. The current human resources service license is valid for a period of three years until March 31, 2016 and may be subsequently renewed with the relevant authorities.

Our contractual arrangements enable us to receive substantially all the economic benefits from, and exercise effective control over, our consolidated affiliated entities and consolidate their results of operations. For a detailed discussion of these contractual arrangements, see “Our Corporate History and Structure.”

Although we believe our contractual arrangements are in compliance with current PRC regulations, we cannot assure you that the PRC government will agree that these contractual arrangements comply with existing PRC laws and regulations or with PRC laws and regulations that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, we would be subject to potential actions by the relevant PRC regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, which actions could include:

•	revoking or refusing to grant or renew the business and operating licenses required to conduct our operations in China;

•	restricting or prohibiting transactions between our PRC subsidiaries and our consolidated affiliated entities;

•	imposing fines or other requirements which we or our PRC subsidiaries and consolidated affiliated entities may find difficult or impossible to comply with;

•	requiring us or our PRC subsidiaries and consolidated affiliated entities to alter our ownership structure or operations; and

•	restricting or prohibiting the use of any proceeds from our public offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business in China, which may have a material adverse effect on our results of operations and financial condition. For risks related to our ICP license, see “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on internet businesses and companies.”

Our contractual arrangements with our consolidated affiliated entities and their shareholders may not be as effective in providing operational control as direct ownership. Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business and financial condition.

We have relied and expect to continue to rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate a part of our business in China. For a description of these contractual arrangements, see “Our Corporate History and Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

These contractual arrangements may not be as effective in providing us with control over our consolidated affiliated entities as direct ownership. If we had direct ownership of these consolidated affiliated entities, we would be able to exercise our rights as a shareholder to effect changes in their respective boards of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations.

Under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their respective shareholders of their respective obligations under the contracts to exercise control over our consolidated affiliated entities. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If our consolidated affiliated entities or their respective shareholders fail to perform their obligations under the contractual arrangements with us, we may have to restructure our business operations, and/or incur substantial costs and resources to enforce our rights under the contracts and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, we terminated the contractual arrangement with a former consolidated affiliated entity, Henan Wangpin Advertising Co., Ltd., or Henan Wangpin, in 2012, partly because a former non-executive employee in Henan who is a direct equity holder of Henan Wangpin refused to transfer his equity interest in this entity to an individual designated by us despite his contractual obligations to do so. Henan Wangpin accounted for approximately 1.5% of our total revenues for the fiscal year ended June 30, 2012 and was deconsolidated since May 2012. We have conducted our business through our newly established branch office of our joint venture in Henan Province since 2012, and the former employee who is a registered owner of Henan Wangpin does not hold any equity interest in our company or any of our other consolidated affiliated entities. Although we have not experienced any material adverse impact on our business or results of operations due to the above changes, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interests in these entities to us or our designee when and if we request so, or if they were otherwise to act in bad faith against us, then we may have to take legal actions to compel them to perform their contractual obligations, or they may bring claims against us to demand their economic and other rights in our consolidated affiliated entities by virtue of the fact that they are direct equity holders of these entities. PRC laws and regulations governing the validity of our contractual arrangements are uncertain and the government authorities, including courts, have broad discretion in interpreting these laws and regulations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” In addition, the shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts.

All the material agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United

States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would cause additional expenses and delay. In the event we are unable to enforce our contractual arrangements, we may not be able to exercise effective control over our affiliated entities, and our ability to conduct our business may be materially and adversely affected.

Perfection of the pledges in our equity pledge agreements with our consolidated affiliated entities and their shareholders may be adversely affected if these equity pledges are not properly recorded. Two of our consolidated affiliated entities have not registered their equity pledges.

Under the equity pledge agreements with our consolidated affiliated entities and their PRC shareholders, the shareholders have pledged to us all of their respective equity interests in the consolidated affiliated entities. The equity interests are pledged to secure the performance by our consolidated affiliated entities and their PRC shareholders under our contractual arrangements, such as the loan agreements, the business operations agreements and exclusive technology consulting and service agreements.

We conduct our human resources business mostly through the branch offices of Beijing Wangpin, our joint venture, instead of relying on contractual arrangements with our consolidated affiliates entities. We are in the process of liquidating two subsidiaries of Zhilian Wangpin and 13 consolidated affiliated entities. As of the date of this prospectus, such subsidiaries and consolidated affiliated entities have no material business operation. We will not register the pledge agreements for these entities which are in the liquidation process. In addition, Harbin Zhilian Wangcai Advertising Co., Ltd. has registered its equity pledge with the relevant local administration for industry and commerce while Zhilian Sanke and Shenyang Zhilian Wangpin Advertising Co., Ltd. have not made such registrations.

Two of our consolidated affiliated entities have not registered their equity pledges, though we are preparing the necessary documents to register all the equity pledges by the shareholders of our consolidated affiliated entities with the relevant local authorities. It is difficult to predict how long it will take to complete these equity pledge registrations or whether they could be completed at all. See “Our Corporate History and Structure—Our Consolidated Affiliated Entities—Contractual Arrangements with Our Consolidated Affiliated Entities.” For the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, we derived 18.8%, 11.2% and 4.5% of our total revenues from our consolidated affiliated entities, respectively. For the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, the consolidated affiliated entities that have not registered their equity pledges, Shenyang Zhilian Wangpin Advertising Co., Ltd. and Zhilian Sanke, in the aggregate, contributed 0.5%, 0.3% and 0.2% of our total revenues, respectively. As of the date of this prospectus, two of our consolidated affiliated entities that have not registered equity pledges have total registered capital of RMB1.6 million (US$0.3 million). The registered capital amount is the amount required by the PRC State Administration of Industry and Commerce, or SAIC, to be stated in the application for registration of the equity interest pledges. However, the registered capital amount does not reflect the fair market value of the equity interests that are pledged under the equity pledge agreements; rather, the registered capital amount reflects the amount of capital required to be contributed to the consolidated affiliated entity under its articles of association by the holders of its equity interests. The value secured by equity pledges is not limited to the amount of the registered capital stated on the application form. Instead, under the equity pledge agreements, it covers all debts and liabilities arising from the relevant principal agreements under our contractual arrangements. The lack of registration of the equity pledges does not affect the validity of the equity pledge agreements or our ability to enforce the agreements against the current shareholders of our consolidated affiliated entities. However, the equity pledges, which form part of the contractual arrangements with our consolidated affiliated entities, will not be deemed validly created security interests under the PRC Property Rights Law until they are registered. Until the equity pledges are registered, we may not be able to successfully enforce these pledges, and will not be able to seek remedies against any third party who acquires the equity interests in the two consolidated affiliated entities in good faith. Should a third party acquire the equity interests in good faith, we may lose control of these businesses and may not be able to consolidate the assets, liabilities and results of operations of these entities.

Further, under PRC law and the equity pledge agreements, in the event of a default under our contractual arrangements, our primary remedy would be to engage in a public auction or sale of the shares and not a direct transfer of the pledged equity interest to us if we choose to enforce the pledge. Such an auction or sale may not result in our receipt of full value of the equity or the business of the entities. Under our contractual arrangements, the PRC shareholders of our consolidated affiliated entities have agreed to pledge all their equity interests therein as collateral to us.

If we exercise the option to acquire equity ownership of our consolidated affiliates, the ownership transfer shall be approved or filed with PRC governmental authorities and subject to taxation, which may result in substantial costs.

Pursuant to the contractual arrangements, Zhilian Wangpin (or its designee) has the exclusive right to purchase all or any part of the equity interests in our consolidated affiliates from the respective shareholders for a price being the higher of (i) the registered capital of such consolidated affiliates, or (ii) the minimum price as permitted by the then applicable PRC laws. The equity transfer shall be subject to the approvals from or filings with the MOFCOM, the MIIT, the SAIC and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. The shareholders of our consolidated affiliates will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of our consolidated affiliates. The shareholders of our consolidated affiliates will pay, after deducting such tax, the remaining amount to Zhilian Wangpin under the contractual arrangements. The amount to be received by Zhilian Wangpin may also be subject to enterprise income tax. Such tax amounts could be substantial.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. We do not have any arrangements in place to address such potential conflicts.

We do not have any equity interest in any of our consolidated affiliated entities except for Harbin Zhilian Wangcai Advertising Co., Ltd. With respect to our principal consolidated affiliated entities, Zhilian Sanke is jointly owned by Mr. Xin Wang and Mr. Yuanwei Xie; Harbin Zhilian Wangcai Advertising Co., Ltd is jointly owned by Zhilian Wangpin and Mr. Hao Liu; and Shenyang Zhilian Wangpin Advertising Co. Ltd. is jointly owned by Mr. Hao Liu and Mr. Xin Wang. Mr. Hao Liu is a director of our company. Mr. Yuanwei Xie and Mr. Xin Wang are nominee shareholders of our consolidated affiliated entities and employees of SEEK Limited, which is the parent company of SEEK International Investments Pty Ltd., or SEEK, our largest shareholder as of the date of this prospectus. Mr. Wang and Mr. Xie became nominee shareholders of our consolidated affiliated entities in May 2014 through equity interest transfers by the previous nominee shareholders. For the equity interest transfers to Mr. Wang and Mr. Xie to become effective against third parties, the transfers need to be registered with the local branches of the SAIC. As of the date of this prospectus, the registration of such transfers is still in process. The time needed to complete such registration varies and we cannot predict when the registration will be complete. In addition, the local branches of the SAIC may require the physical presence of both the transferor and transferee at the same time in their office before they register any transfer. As a result, lack of full cooperation by the nominee shareholders may delay or prevent the completion of the registration process.

Although these individuals are contractually obligated, or obligated as a result of their fiduciary duty to our company, to act in good faith and in our best interest, they still have potential conflicts of interest with us. For example, occasions may arise when the fiduciary duties these individuals owe to us under Cayman Islands law conflict with the fiduciary duties they owe to our PRC entities under PRC law. Under Cayman Islands law, a director is not released from his or her fiduciary duties owed to us as a director of our company, and his or her obligation to discharge such duties is not affected by any other duties that such director owes or interests which such director may have, including as a director or shareholder of another company, such as our consolidated affiliated entities. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, cause our consolidated affiliated entities to breach or refuse to renew, the existing contractual arrangements with us. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in the best interests of the company and not to use their positions for personal gains. There are, however, no specific regulations under the PRC or Cayman Islands laws with respect to the potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the beneficial owners of our consolidated affiliated entities, we would have to rely on legal proceedings, which could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our consolidated affiliated entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant consolidated affiliated entities and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our consolidated affiliated entities divorces his or her spouse, the spouse may claim that the equity interest of the relevant consolidated affiliated entities held by such shareholder is part of their community property and should be divided between such shareholder and spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in our losing effective control over the relevant consolidated affiliated entity. Similarly, if any of the equity interests of our consolidated affiliated entities is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the relevant consolidated affiliated entity or have to maintain such control at unpredictable cost, which could cause significant disruption to our business, operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouses of each of the shareholders of our consolidated affiliated entities have executed spousal consent letters, under which they agree that they will not take any actions or raise any claims to interfere with the performance by their spouses of the obligations under these contractual arrangements, including claiming community property ownership on the equity interest, and they renounce any and all right and interest related to the equity interest that they may be entitled to under applicable laws and (ii) it is expressly provided that all these agreements and the rights and obligations thereunder shall be equally effective and binding on the heirs and successors of the contract parties, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenged by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Zhilian Wangpin, our wholly-owned subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s length basis and consequently adjust our consolidated affiliated entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated affiliated entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties upon our consolidated affiliated entities for unpaid taxes. Our consolidated net income may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and ordinary shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries and consolidated affiliated entities, which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any existing or future indebtedness and to pay our operating expenses.

The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Except for joint ventures, which can set aside reserve funds at their boards of directors’ own discretion, PRC companies are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. In October 2013, we were paid a cash dividend of RMB224.1 million by Beijing Wangpin, our joint venture. Our other PRC subsidiaries and affiliated entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Any direct or indirect limitation on the ability of our PRC subsidiaries, including our joint venture, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect us.

The State Administration of Foreign Exchange, or SAFE, issued Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies. In addition, any PRC resident that is the beneficial owner of an offshore special purpose company is required to amend his or her registration with the local branch of SAFE, with respect to that offshore special purpose company in connection with any increase or decrease in its capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Any failure to comply with the above registration requirements could result in PRC subsidiaries being prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent companies, offshore parent companies being restricted in their ability to contribute additional capital into their PRC subsidiaries and other liabilities under PRC laws for evasion of foreign exchange restrictions.

As of the date of this prospectus, none of our shareholders are PRC citizens or residents and therefore no registration under Circular 75 is required for our shareholders. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with Circular 75; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans (including using the proceeds from this offering) to our China operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us or otherwise materially and adversely affect us.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on our business.

Substantially all of our assets and business operations are located in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The economy in China differs from the economies of most developed countries in many respects, including:

•	degree of government involvement;

•	level of development;

•	rate of economic growth;

•	control of foreign exchange rates and currency conversion;

•	access to financing; and

•	allocation of resources.

Although China has been transitioning from a planned economy to a more market-oriented economy since the 1970s, the PRC government continues to exercise significant control over China’s economy through resource allocation, foreign exchange control, monetary policies and administrative regulations of certain industries and entities. In recent years, the PRC government has implemented measures emphasizing the reliance on market forces to promote economic reform, reduce state ownership of productive assets and establish corporate governance structures in business enterprises. Nevertheless, a substantial portion of the productive assets in China are still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the government could materially and adversely affect our business.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow, that any growth will be steady and uniform or that any slowdown will not have a negative effect on our business.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involves uncertainties, which may limit the available legal protections.

In addition, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and may affect our ability to enforce our contractual or tort rights. Such uncertainties may therefore increase our operating expenses and costs and materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation on internet businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of internet businesses include, but are not limited to, the following:

•

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online recruitment and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties and our business operation could be disrupted.

•

There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for our operations. If we fail to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any such penalty may disrupt our business operations and may have a material adverse effect on our results of operations. For example, audio and video content accessible from our website is hosted on, and delivered through, a third-party website, which has an internet audio/video program transmission license. If this business arrangement is challenged by the PRC government, we may need to apply for the internet audio/video program transmission license. We may not be able to obtain such license in a timely manner or at all. See “Regulation—Regulations on Broadcasting Audio/Video Programs through the internet” for more details.

•

The interpretation and application of existing or future PRC laws, regulations and policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses required under any existing or new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet businesses.

Any requirement to obtain prior approval from the CSRC could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006, as amended on June 22, 2009. The M&A Rule purports to require, among other things, offshore special purpose vehicles, or SPVs, formed for listing purposes through the acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rule remains unclear, we believe, based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, the CSRC’s approval is not required for this offering given the fact that we are not SPV controlled by a PRC enterprise or PRC individual as defined in M&A Rules. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory agency subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operation, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may limit the use of the proceeds we receive from this offering for our expansion or operations.

In utilizing the proceeds we receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our consolidated affiliated entities or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to approvals and certain limitations on capital amount. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by the PRC Ministry of Commerce or its local bureaus;

•	loans by us to our PRC subsidiaries, including our joint venture, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local bureaus; and

•	loans by us to our consolidated affiliated entities, as well as the settlements of such loans, must be approved by SAFE or its local bureaus.

In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The approved use of such Renminbi funds may not be changed without approval from SAFE. Renminbi funds converted from foreign exchange may not be used to repay loans in Renminbi if the proceeds of such loans have not yet been used.

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of proceeds of this offering. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed period. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Our PRC subsidiaries’ business licenses do not specifically authorize equity investments and, as a result, we are prohibited from using Renminbi converted from foreign currency denominated capital to establish new subsidiaries, increase the registered capital of our current subsidiaries or invest in other companies in China.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency denominated capital into Renminbi and restricting the use of such converted Renminbi. Circular 142 provides that a foreign-invested company can only use Renminbi converted from foreign currency denominated capital for purposes within the business scope specified in its business license, as approved by the applicable governmental authorities. Our PRC subsidiaries, including our joint venture, have used Renminbi converted from foreign currency denominated capital to pay advertising expenses, pay salaries and benefits to employees and fund other operational needs, all of which are within the approved business scope of our PRC subsidiaries’ business licenses.

In addition, Circular 142 provides that a foreign-invested company may not use such converted Renminbi for equity investments in the PRC unless its business license specifically includes equity investments within its business scope. Currently, none of our PRC subsidiaries, all of which are foreign-invested enterprises, has an approved business scope that includes equity investments. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

To strengthen Circular 142, SAFE promulgated a “Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account”, or Circular 45, on November 16, 2011, which expressly prohibits a foreign-invested company from converting its registered capital in foreign exchange currency into Renminbi for the purpose of making domestic equity investments, granting certain entrusted loans, repayment of inter-company loans, and repayment of bank loans that have been transferred to a third party. Furthermore, Circular 45 generally prohibits foreign-invested entities from converting registered capital in foreign exchange into Renminbi for payment of various types of cash deposits. As a result, Circular 142 and Circular 45 may significantly restrict our ability to transfer capital to our consolidated affiliated entities through our PRC subsidiaries, including our joint venture, which may adversely affect the ability of our PRC subsidiaries to expand their business operations and may impact our planned use of proceeds.

As a result, although we may finance our PRC subsidiaries, including our joint venture, through shareholder loans or capital contributions after obtaining approval from, and completing registration with, the applicable PRC governmental authorities, such capital can only be used for approved business purposes specified in the business licenses of our PRC subsidiaries, and none of our PRC subsidiaries is allowed to use such funds to make any equity investment in the PRC by means of establishing new subsidiaries, increasing the registered capital of our current subsidiaries or acquiring an equity interest in other entities in China. Any violation of Circular 142, Circular 59 or Circular 45 may result in severe penalties, including substantial fines. This limitation could adversely affect the ability of our PRC subsidiaries to expand their business operations and may impact our planned use of proceeds. For example, we may not be able to use our proceeds for strategic investment or acquisition in China through our PRC subsidiaries.

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on investments in our shares or ADSs.

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, i.e., it is required to pay enterprise income tax on income derived from sources inside and outside China at a tax rate of 25%, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation regulations of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise, and provides that if the foreign enterprise is deemed to be PRC resident enterprise, dividends and other income obtained by the shareholder from the deemed PRC resident enterprise will be considered PRC-source income and subject to PRC withholding tax, which may be further reduced depending on provision in the double taxation agreement between China and the relevant countries. A circular issued by the PRC State Administration of Taxation on April 22, 2009, or “Circular,” specifies that certain foreign enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. Although the Circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or by foreign individual or enterprise, the determining criteria set forth in the Circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We do not believe that Zhaopin Limited is a PRC resident enterprise because it does not meet the above conditions. Zhaopin Limited is a company incorporated outside the PRC, and keeps its respective key assets and records, including resolutions of board of directors and resolutions of shareholders, outside of the PRC. In addition, we are not aware of any offshore holding companies with similar corporate structures to ours that have been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we do not believe Zhaopin Limited should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Moreover, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC resident enterprise shareholders, a 10% PRC tax is imposed on gains derived by our non-PRC resident enterprise shareholders from transferring our shares or ADSs (unless the holder is eligible for a treaty that provides a reduced rate), a 20% withholding tax is imposed on dividends we pay to our non-PRC resident individual shareholders and a 20% PRC tax is imposed on gains derived by our non-PRC resident individual shareholders from transferring our ordinary shares or our ADSs (unless the holder is eligible for a treaty that provides a reduced rate), in each case, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders or our shareholders and ADS holders are subject to PRC tax on gains derived from transferring our ordinary shares or ADSs, your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or SAT, in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price that does not comply with arm’s length principles, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations concerning how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions and historical restructuring where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may become at risk of being taxed by virtue of SAT Circular 698 in connection with our past restructuring and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we and our non-resident enterprise investors should not be taxed by virtue of SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. Although SAT Circular 698 contains an exemption for transfers of publicly traded stock in a PRC resident enterprise, we do not believe Zhaopin Limited is a PRC resident enterprise and such exemption should not be applicable to the transfer of our ordinary shares or ADSs. If we are regarded as a non-PRC resident enterprise, PRC tax authorities may deem any future transfer of our ordinary shares or ADSs by our shareholders or holders of ADSs to be subject to these regulations, which may subject such shareholders or holders of ADSs to additional reporting obligations or tax burdens. If such shareholders or holders of ADSs fail to comply with these circulars, the PRC tax authorities may take actions, including requesting us to assist in their investigations, which could have a negative impact on our business operations.

Discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our overall results of operations.

The current PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. The PRC Enterprise Income Tax Law and its implementation rules permit “high and new technology enterprises strongly encouraged by the state”, or HNTE, which independently own core intellectual property and meet certain other criteria stipulated in the implementation rules to enjoy a preferential enterprise income tax rate of 15%, subject to periodical review of the qualification of HNTE, and approval of relevant taxation administration and other criteria specified in relevant laws and regulations.

Beijing Wangpin received HNTE qualification approval from relevant government authorities in November 2011 and filed its HNTE status with the local tax bureau in March 2012, upon which Beijing Wangpin is entitled to enjoy the preferential tax rate of 15% from 2011 to 2013. Beijing Wangpin’s continued qualification as an HNTE will be subject to review by the relevant PRC government authorities every three years and it is required to conduct annual filing with relevant authorities within the effective period of HNTE qualification. There is no assurance that Beijing Wangpin will continue to be accredited as an HNTE, or the current favorable tax policies available to us will not be withdrawn or revoked by the PRC government authorities or become less favorable. If the current preferential tax treatment is no longer available to us in the future, our financial condition and results of operations could be materially and adversely affected.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow range. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the Chinese government to substantially liberalize its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

Substantially all of our revenues and costs are denominated in Renminbi. At the Cayman Islands holding company level, we may rely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the Renminbi against the U.S. dollar would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs. If we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure. In addition, our currency exchange loss may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, the income of our Cayman Islands holding company is primarily derived from a share of the earnings from our PRC subsidiaries. Revenues of our PRC subsidiaries are all denominated in Renminbi. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law. Furthermore, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and consolidated affiliated entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to comply with the registration requirements for employee stock incentive plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or Circular 7, which superseded the Administrative Measures of Foreign Exchange Matters for Individuals issued by SAFE in January 2007. Circular 7 regulates the foreign exchange matters associated with employee stock incentive plans or similar plans permitted under applicable laws and regulations granted to PRC residents by companies whose shares are listed on offshore stock exchanges.

Pursuant to Circular 7, all PRC residents participating in share incentive plans of offshore listed companies are required to, through their employers, jointly retain qualified PRC agents to register with SAFE. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year who act as directors, supervisors, senior management personnel or other employees of PRC entities affiliated with such offshore listed company. A qualified PRC agent may be a PRC entity involved in the share incentive plan or a PRC institution eligible for assets trusteeship, which is lawfully selected to handle various foreign exchange matters related with share incentive plans and apply annually for a quota for conversion and/or payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

We and our PRC resident employees or other personnel who participate in our stock option plans will be subject to these regulations when this initial public offering is completed. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—Circular 7.”

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. From time to time, we did not make full contributions to the social security and housing funds for all employees. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and different levels of acceptance of the housing fund system by our employees. As of March 31, 2014, we have recorded RMB35,397 of accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

If the custodians or authorized users of our controlling non-tangible assets, including corporate chops and seals, fail to fulfill their responsibilities or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

In China, a company chop or seal usually serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Under PRC law, legal documents for corporate transactions, including contracts and leases that our business relies on, are executed using “corporate chops,” which are instruments that contain either the official seal of the signing entity or the signature of a legal representative whose designation is registered and filed with SAIC.

Our PRC subsidiaries and consolidated affiliated entities generally execute legal documents with corporate chops. One or more of our corporate chops may be used to, among other things, execute commercial sales or purchase contracts, procurement contracts and office leases, open bank accounts, issue checks and issue invoices. We believe that we have sufficient controls in place over access to and use of the chops. Our chops are kept securely with our chief executive officer, our chief financial officer or city managers of our PRC subsidiaries or consolidated affiliated entities, as applicable. In addition, some of our contract management employees are authorized to maintain contract chops and apply them to sales contracts with our customers. Use of chops requires proper approvals in accordance with our internal control procedures. The custodians are required to maintain a log to keep a detailed record of each use of the chops.

However, we cannot assure you that unauthorized access to or use of those chops can be prevented. Our designated employees who hold the corporate chops could abuse their authority by, for example, binding us to contracts against our interests or intentions, which could result in economic harm, disruption of our operations or other damages to us as a result of any contractual obligations, or resulting disputes, that might arise. If the party contracting with us did not act in good faith under such circumstances, then we could incur costs to nullify such contracts. Such corporate or legal action could involve significant time and resources, while distracting management from our operations. In addition, we may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

If a designated employee uses a chop in an effort to obtain control over one or more of our PRC subsidiaries and consolidated affiliated entities, we would need to take legal action to seek the return of the applicable chop(s), apply for a new chop(s) with the relevant authorities or otherwise seek legal redress for the violation of their duties. During any period where we lose effective control of the corporate activities of one or more of PRC subsidiaries and consolidated affiliated entities as a result of such misuse or misappropriation, the business activities of the affected entity could be disrupted and we could lose the economic benefits of that aspect of our business. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and the operations of these entities could be significantly and adversely impacted.

The financial statements included in this prospectus are audited by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The outcome of the administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) authorizes the SEC to deny any person, temporarily or permanently, the ability to practice before the SEC if found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not take effect until and unless it is endorsed by the SEC. The Big Four PRC-based accounting firms can then further appeal the final decision of the SEC through the federal appellate courts. While we cannot predict the outcome of the SEC’s review nor that of any subsequent appeal process, if the Big Four PRC-based accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements in connection with this offering under the Securities Act of 1933, as amended, or the Securities Act, or those of public companies registered under the Exchange Act after our completion of this offering. Such a determination could ultimately lead to the delay or abandonment of this offering, or, after the completion of this offering, delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

We are an emerging growth company and we cannot be certain whether the special accommodations applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemption provided in the JOBS Act discussed above. We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs.

The market price of our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs.

In addition, the market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the performance or market valuation of other human resources service companies;

•	announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of our executive officers;

•	intellectual property litigation;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	substantial sale of ordinary shares upon exercise of our stock option awards; and

•	economic, regulatory or political conditions in China.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the human resources services market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We plan to use the net proceeds from this offering to repay our existing indebtedness and for our geographic expansion, product development, upgrade of our information technology system and website, and working capital and general corporate purposes, including strategic investments and potential acquisition opportunities. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investing decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$11.64 per ADS (assuming no exercise by the underwriters of their option to acquire additional ADSs), representing the difference between the assumed initial public offering price of US$13.50 per ADS, the midpoint of the range shown on the front cover page of this prospectus, and our net tangible book value per ADS as of March 31, 2014, after giving effect to this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon exercise of share options vested. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to four votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our ordinary shares and preferred shares issued and outstanding before the completion of this offering will be redesignated into Class B ordinary shares, while all of the ordinary shares to be issued on or after the completion of this offering will be Class A ordinary shares. We intend to maintain the dual-class voting structure after the completion of this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof in the manner set out in our post-offering memorandum and articles of association. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares in the manner set out in our post-offering memorandum and articles of association.

Due to the disparate voting powers attached to these two classes of ordinary shares, our pre-IPO shareholders will collectively own approximately 96.3% of the voting power of our outstanding shares immediately after this offering and the Concurrent Private Placement, assuming no exercise of the over-allotment option granted to the underwriters of this offering, and will have decisive influence over matters requiring shareholders’ approval, including appointment of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have ordinary shares outstanding, including ordinary shares represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. We intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less frequently compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you to invest in a United States domestic issuer.

We will rely on certain exemptions from corporate governance requirements of the New York Stock Exchange, which may afford less protection to the holders of our ADSs.

We are exempt from certain corporate governance requirements of the New York Stock Exchange, or the NYSE, by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to, among other things:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members or a person with accounting or related financial management expertise in our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	have regularly scheduled executive sessions with only non-management directors; and

•	have at least one executive session of solely independent directors each year.

SEEK, our largest shareholder as of the date of this prospectus, will be entitled after this offering to appoint or remove any number of directors such that SEEK Designated Directors (as such term is defined in our post-offering memorandum and articles of association) constitute a majority of our board of directors. The foregoing right will terminate at such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days. As of the date of this prospectus, we do not plan to establish a nominating and corporate governance committee. We will rely on the home country practice with respect to the majority independent board requirement and the nominating and corporate governance committee requirement under the NYSE rules. As a result, you will not be provided with the benefits of all the corporate governance requirements of the NYSE.

We are controlled by a small number of our existing shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.

After our outstanding ordinary and preferred shares are redesignated into Class B ordinary shares prior to the completion of this offering, assuming that the underwriters do not exercise their over-allotment option, and assuming we will issue and sell a total of 2,222,222 Class A ordinary shares in the Concurrent Private Placement, SEEK will beneficially own 68,259,876 Class B ordinary shares, or approximately 68.3% of our total outstanding ordinary shares representing 76.0% of the total voting power. Accordingly, SEEK currently has and is expected to continue to have a controlling interest in our company and have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. SEEK will also have the power to prevent or cause a change in control. Without the consent of SEEK, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

Our post-offering articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our post-offering articles of association, which will become effective immediately prior to the completion of this offering, contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our post-offering memorandum and articles of association, the minimum notice period required to convene a general meeting is 14 days. To allow ADS holders to act through the depositary to exercise their rights, we typically provide 30 day’s notice. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote, where such failure or other actions result from reasons beyond their control. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your ordinary shares by canceling your ADSs.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our ADSs for any return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or a PFIC. Under U.S. federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our current income and assets and projections as to the value of our ordinary shares and ADSs following this offering, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, changes in the composition of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, we may be treated as a PFIC for the current and any subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current or any future taxable year. The overall level of our passive assets may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where, and if we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election or “deemed sale” election and the unavailability of the election to treat us as a qualified electing fund. For more information, see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands court) in the context of a reorganization plan approved by a New York bankruptcy court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme court authority (which is highly persuasive but not binding on the Cayman Islands court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the court’s discretion. Those cases have now been considered by the Cayman Islands court. The Cayman Islands court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. Our Cayman Islands legal counsel understands that the Cayman Islands court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

We have also been advised by our Cayman Islands legal counsel that, under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there is a risk that the register does not reflect the correct legal positions of the members (shareholders) because there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, Cayman Islands courts have the power to order that the register of members maintained by a company should be rectified where they consider that the register of members is not accurate. As far as we are aware, such applications are rarely made in the Cayman Islands, but if this were to occur in respect of the ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this prospectus.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were to be involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” All statements other than statements of historical facts are forward-looking statements. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	the expected growth of the recruitment and career-related services industry in China;

•	the expected growth in internet and mobile penetration in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding the retention and strengthening of our relationships with key customers;

•	our plans to enhance the user experience, infrastructure and service offerings;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. Moreover, we operate in a continuously evolving environment. Additional risks and uncertainties that we have not considered or currently deem to be immaterial may adversely affect us. We cannot assess the impact of all risks on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The recruitment and human resources services industry in China may not grow at the rate projected by market data, or at all. The failure of our industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the complex and changing nature of the broad macroeconomic factors discussed in this prospectus may result in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. In addition, these industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering and the Concurrent Private Placement of approximately US$80.8 million, or approximately US$91.3 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions, placement fees and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$13.50 per ADS (the mid-point of the range shown on the front cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$5.2 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, placement fees and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives in a listed company and obtain additional capital. We plan to use the net proceeds from this offering and the Concurrent Private Placement for our geographic expansion, product development, upgrade of our information technology system and website, and working capital and general corporate purposes, including strategic investments and potential acquisition opportunities. We may also use the net proceeds from this offering and the Concurrent Private Placement to repay part or all of our existing bank loans incurred for the repurchase of Series E preferred shares from Macquarie Zhaopin Holdings Limited with an aggregate outstanding principal amount of approximately RMB420 million (US$67.6 million) as of the date of this prospectus, although we have not determined the exact amount of the proceeds that will be used for loan repayment. The interest rates of these loans range from 1% above one month LIBOR per annum to 2.95% above three-month LIBOR per annum and the maturity dates of these facilities range from April 2015 to April 2016. For more information on our existing indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. However, we will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that a certain portion or all of the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term interest-bearing debt instruments or bank deposits.

In using the proceeds of this offering and the Concurrent Private Placement, as an offshore holding company, we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our PRC affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. There are no costs associated with registering loans or capital contributions with relevant PRC authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to grant approvals and complete registrations or deny our application within 90 days for capital contributions, although the actual time taken may be longer due to administrative delay. PRC laws and regulations do not provide an explicit timeline for approvals or registrations of loans to PRC subsidiaries or affiliated entities. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. We are prohibited from converting registered capital in foreign exchange into Renminbi for the purpose of domestic equity investment, granting certain entrusted loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Our ability to transfer capital to our consolidated affiliated entities through our PRC subsidiaries, including our joint venture, may be significantly restricted, which may adversely affect the ability of our consolidated affiliated entities to expand their business operations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may limit the use of the proceeds we receive from this offering for our expansion or operations.”

Our PRC subsidiaries can utilize the proceeds of this offering through shareholder loans or capital contributions after obtaining approval from, and completing registration with, the applicable PRC governmental authorities for approved purposes specified in the business licenses of our PRC subsidiaries. Therefore, our PRC subsidiaries can utilize the proceeds of this offering to conduct product development, upgrade information technology system and provide services to our PRC affiliated entities, and our joint venture can utilize the proceeds of this offering to carry out geographic expansion by establishing new branch offices, which are permitted under their respective business licenses. However, our PRC subsidiaries’ licenses do not specifically authorize equity investments. As a result, none of our PRC subsidiaries is allowed to use such funds to make any equity investment in the PRC by means of establishing new subsidiaries or acquiring an equity interest in other entities in China. This limitation could adversely affect the ability of our PRC subsidiaries to expand their business operations and may impact our planned use of proceeds. For example, we may not be able to use our proceeds for strategic investment or acquisition in China through our PRC subsidiaries. See “Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries’ business licenses do not specifically authorize equity investments and, as a result, we are prohibited from using Renminbi converted from foreign currency denominated capital to establish new subsidiaries, increase the registered capital of our current subsidiaries or to invest in other companies in China.”

DIVIDEND POLICY

We declared dividends of US$24 million to our shareholders on March 7, 2014 and paid such dividends in April and May 2014. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion over whether to declare dividends, subject to applicable law. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual and statutory restrictions and other factors that the board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary of our ADSs in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares.”

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries and consolidated affiliated entities in China for our cash needs. To pay dividends to us, our subsidiaries in China need to comply with the current PRC regulations. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and ordinary shares.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014:

•	on an actual basis;

•

on a pro forma basis to reflect the redesignation of all of our outstanding ordinary and preferred shares into an aggregate of 86,440,038 Class B ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (1) the redesignation of all of our outstanding ordinary and preferred shares into an aggregate of 86,440,038 Class B ordinary shares immediately prior to the completion of this offering; (2) the sale of 11,220,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$13.50 per ADS, the midpoint of the estimated range of our initial public offering price, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us and (3) the issuance and sale of 2,222,222 Class A ordinary shares in the Concurrent Private Placement, which number of shares has been calculated based on an initial public offering price of US$13.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, after deducting the placement fees.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2014
	Actual		Pro forma		Pro forma as adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Long-term bank loans	86,129	13,855	86,129	13,855	86,129	13,855

Mezzanine equity
Series B convertible preferred shares (US$0.01 par value; 4,013,203 shares authorized, 257,166 shares issued and outstanding as of March 31, 2014; aggregated liquidation value of US$126 as of March 31, 2014, and none outstanding on a pro forma basis or a pro forma as adjusted basis as of March 31, 2014 (unaudited))	1,045	168	—	—	—	—
Series C convertible preferred shares (US$0.01 par value; 15,722,878 shares authorized, 81,330 shares issued and outstanding as of March 31, 2014; aggregated liquidation value of US$42 and as of March 31, 2014, and none outstanding on a pro forma basis or a pro forma as adjusted basis as of March 31, 2014 (unaudited))	344	55	—	—	—	—
Total mezzanine equity	1,389	223	—	—	—	—

Shareholders’ (deficit)/equity
Ordinary shares (US$0.01 par value; 159,051,299 shares authorized; 86,101,542 shares issued and outstanding as of March 31, 2014; no Class A ordinary shares and 86,440,038 Class B ordinary shares outstanding on a pro forma basis as of March 31, 2014; and 13,442,222 Class A ordinary shares and 86,440,038 Class B ordinary shares outstanding on a pro forma as adjusted basis as of March 31, 2014 (unaudited))	5,951	957	5,971	960	6,805	1,094
Additional paid-in capital(1)	857,016	137,864	858,385	138,084	1,359,700	218,728
Statutory reserves	9,781	1,573	9,781	1,573	9,781	1,573
Accumulated other comprehensive loss	(1,842)	(296)	(1,842)	(296)	(1,842)	(296)
Accumulated deficits	(790,885)	(127,226)	(790,885)	(127,226)	(790,885)	(127,226)
Total shareholders’ (deficit)/equity	80,021	12,872	81,410	13,095	583,559	93,873

Total capitalization	167,539	26,950	167,539	26,950	669,688	107,728

(1)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders equity and total capitalization by US$5.2 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the redesignation of our preferred shares and the fact that the initial public offering price per ADS is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2014 was approximately US$12.1 million, or US$0.14 per ordinary share and US$0.28 per ADS as of that date. Net tangible book value represents the amount of our total consolidated assets less the amount of our intangible assets, the amount of our total consolidated liabilities and preferred shares. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the redesignation of all outstanding preferred shares and ordinary shares into Class B ordinary shares immediately prior to the completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2014, other than to give effect to the redesignation of all outstanding preferred shares and ordinary shares into Class B ordinary shares immediately prior to the completion of this offering and our sale of the ADSs offered in this offering at the initial public offering price US$13.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2014 would have been US$93.1 million, or US$0.93 per outstanding ordinary share and US$1.86 per ADS. This represents an immediate increase in net tangible book value of US$0.79 per ordinary share and US$1.58 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$5.82 per ordinary share and US$11.64 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	6.75	US$	13.50
Net tangible book value per share as of March 31, 2014	US$	0.14	US$	0.28
Increase in the net tangible book value per share giving the effect to the redesignation of our preferred shares	US$	0.00	US$	0.00
Pro forma net tangible book value per share after giving effect to the redesignation of our preferred shares	US$	0.14	US$	0.29
Increase in the pro forma net tangible book value per share attributable to the price paid by new investors	US$	0.79	US$	1.58
Pro forma net tangible book value per share after giving effect to the redesignation of our preferred shares and this offering	US$	0.93	US$	1.86
Dilution in net tangible book value per share to new investors in the offering	US$	5.82	US$	11.64

The following table summarizes, on a pro forma basis as of March 31, 2014, the differences between existing shareholders, including holders of our preferred shares and ordinary shares that will be redesignated as Class B ordinary shares immediately prior to the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share		Average Price per ADS
	Number	Percent	Amount		Percent
	(US$ in thousands, except number of shares and percentages)
Existing shareholders	86,440,038	87%	US$	120,571	57%	US$	1.39	US$	2.79
New investors	13,442,222	13%	US$	90,735	43%	US$	6.75	US$	13.50

Total	99,882,260	100.0%	US$	211,306	100.0%	US$	2.12	US$	4.23

A US$1.00 change in the assumed public offering price of US$13.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$5.6 million, US$5.6 million, US$0.06 and US$0.12, respectively, assuming the sale of 5,610,000 ADSs at US$13.50, the midpoint of the range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options. As of the date of this prospectus, there were 17,166,259 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$2.55 per share, and there were 6,277,241 Class A ordinary shares available for future issuance upon the exercise of future grants under our stock option plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.2164 to US$1.00, the rate in effect as of March 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated herein, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on international trade. On May 23, 2014, the certified exchange rate was RMB6.2363 to US$1.00.

The following table sets forth information concerning exchange rates between RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2013
July	6.1284	6.1343	6.1408	6.1284
August	6.1193	6.1213	6.1302	6.1123
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April	6.2591	6.2246	6.2591	6.1966
May (through May 23, 2014)	6.2363	6.2360	6.2591	6.2255

Source: Federal Reserve Statistical Release

(1)

Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Commerce & Finance Law Offices, our PRC legal counsel, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel, Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Maples and Calder, our counsel as to Cayman Islands law, has advised that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in the circumstances described below, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws.

Maples and Calder has further advised that a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere. Neither the United States nor the PRC has a treaty with the Cayman Islands providing for reciprocal recognition and enforcement of judgments of courts of the United States or the PRC respectively in civil and commercial matters.

OUR CORPORATE HISTORY AND STRUCTURE

We started our operations in 1994 as an executive search firm. Our holding company, Zhaopin.com Limited, was incorporated in the Cayman Islands in 1999 and subsequently changed its name to Zhaopin Limited.

We are a holding company incorporated in the Cayman Islands and we operate our business in China through our wholly-owned subsidiaries, consolidated affiliated entities and our joint venture. Our recruitment services involve different aspects of the PRC laws, including human resources, internet information provision, and advertising. PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services, advertising services and human resources related services. To comply with these restrictions while maintaining our equity ownership to the extent practical, we conduct our business in China through: (i) our wholly-owned PRC subsidiaries; (ii) our consolidated affiliated entities; and (iii) our joint venture, Beijing Wangpin, of which we hold a 90% equity interest and one of our consolidated affiliated entities holds the remaining 10% of the equity interest. For the fiscal years ended June 30, 2012 and 2013, we derived 11.7% and 10.6% of our total revenues from our wholly-owned subsidiaries, 18.8% and 11.2% from our consolidated affiliated entities through contractual arrangements, and 69.5% and 78.2% of our total revenues from our joint venture, respectively. As of the date of this prospectus, we conduct the majority of our human resources business through the branch offices of our joint venture, instead of relying on contractual arrangements with our consolidated affiliated entities.

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and our joint venture as of the date of this prospectus:

The diagram above does not include our four inactive subsidiaries and our 13 inactive variable interest entities.

*	Wholly foreign owned enterprise.
**	Variable interest entity. Zhilian Sanke is our website operator and holds an internet content provider license necessary to conduct our internet related operations in China.

***	Beijing Wangpin holds the human resources service license necessary to conduct our human resources related business in China. Beijing Wangpin is our joint venture company.
†	Consists of Business Operations Agreements, Equity Interest Pledge Agreements, Power of Attorney, Exclusive Technical and Consulting Services Agreements, Exclusive Equity Option Agreements and Loan Agreements. For details on the contractual arrangements, see “Contractual Arrangements with Our Consolidated Affiliated Entities.”

(1)

Mr. Yuanwei Xie and Mr. Xin Wang are both nominee shareholders of our consolidated affiliated entities and employees of SEEK Limited, which is the parent company of SEEK International Investments Pty Ltd., our largest shareholder as of the date of this prospectus.

(2)	Mr. Hao Liu is a director of our company.

Our Wholly-Owned Subsidiaries

We have two principal wholly-owned subsidiaries in China, Zhilian Wangpin (Beijing) Technology Co., Ltd. and Zhilian Yipin (Beijing) Technology Co., Ltd. To the extent permissible under the PRC law, we provide services through our wholly-owned subsidiaries and our joint venture. The business scope set forth in the business license of Zhilian Wangpin includes research and development of internet technology and computer software; technology consulting, technical services and technology transfer, computer technology training; and sale of self-manufactured products. The business scope set forth in the license of Zhilian Yipin includes research and development of internet technology, computer software; production of computer software; technology consulting, technical services, technology transfer; computer technology training and sale of self-manufactured products.

Our Joint Venture

We conduct our human resources related operations in China primarily through our joint venture, Beijing Wangpin. Beijing Wangpin is a Sino-foreign equity joint venture that is 90% owned by Zhaopin Limited and 10% owned by Zhilian Sanke. In accordance with the joint venture agreement between Zhaopin Limited and Zhilian Sanke, Zhaopin Limited and Zhilian Sanke have each contributed 90% and 10% respectively toward Beijing Wangpin’s total registered capital of US$300,000. No further contributions are required under the joint venture agreement or applicable law. Under the joint venture agreement, Zhaopin Limited and Zhilian Sanke share Beijing Wangpin’s profits and losses in proportion to their respective equity interest in Beijing Wangpin. Through contractual arrangements with Zhilian Sanke and its shareholders, we exercise effective control over, and receive substantially all the economic benefits from, Zhilian Sanke and therefore consolidate Zhilian Sanke’s results of operations, financial position and cash flows. As we directly own 90% of the equity interest of Beijing Wangpin and indirectly control the remaining 10% through Zhilian Sanke, we account for Beijing Wangpin as a consolidated subsidiary in our consolidated financial statements. For details on the contractual arrangements, see “—Contractual Arrangements with Our Consolidated Affiliated Entities.” Beijing Wangpin holds a human resources service license. To the extent permissible under applicable rules and regulations, we intend to conduct our human resources business through the branch offices of Beijing Wangpin instead of relying on contractual arrangements with our consolidated affiliated entities.

The joint venture agreement also provides that Zhaopin Limited may designate three of the five members on Beijing Wangpin’s board of directors, including the chairman of the board, who will also serve as Beijing Wangpin’s legal representative. Zhilian Sanke may designate two members to the board and all matters approved by the board must be approved by at least one director designated by Zhilian Sanke. As we control Zhilian Sanke through contractual arrangements, we therefore have the right to control the joint venture. Both under the joint venture agreement and in practice, Beijing Wangpin’s general manager, who is responsible for the day-to-day management of Beijing Wangpin’s operations, is appointed by unanimous board approval and may be removed at any time for cause by a board resolution and therefore can only be appointed or removed with the approval of at least one director designated by Zhilian Sanke. Beijing Wangpin’s chop is held by our chief executive officer. Pursuant to the joint venture agreement and applicable PRC laws, Zhaopin Limited and Zhilian Sanke each has a right of first refusal when the other party intends to transfer all or part of its equity interest in Beijing Wangpin, and the transfer price for a transfer to any third party may not be lower than the transfer price for a transfer offered to the other joint venture party. The party intending to transfer its equity interest needs to also obtain prior approval from the other party and the relevant governmental authorities. The joint venture agreement further provides that any dispute arising under the joint venture agreement will be resolved by final and binding arbitration at the China International Economic and Trade Arbitration Commission. As of the date of this prospectus, we have not had any disputes related to our joint venture.

Under the currently effective PRC laws and regulations, foreign ownership in entities that provide human resources related services may not exceed 49%, unless the foreign shareholder is incorporated in Hong Kong or Macau, in which case no restriction is imposed. In addition, foreign investors in human resource service providers are required to have more than three years of experience in human resources business outside of China. Because Zhaopin Limited is incorporated under the laws of the Cayman Islands, our ownership in entities that provide human resources related services would have been subject to the 49% ownership and three-year experience restrictions except for the reasons described below. Such restrictions were not adopted until 2003 when the PRC government promulgated the Interim Regulations on the Administration of China-foreign Equity Joint Venture as Human Resource Agencies. We have been advised by Commerce & Finance Law Offices, our PRC legal counsel, that we may continue to operate our human resources related services through Beijing Wangpin under the current equity structure because our joint venture was set up in 2000 when there was no percentage limitation for setting up a joint venture conducting human resources business and received its human resources service license prior to 2003. The current human resources service license is valid for three years and will not expire until March 31, 2016 and may be subsequently renewed with the relevant authorities.

Our Consolidated Affiliated Entities

We currently conduct internet related operations through our consolidated affiliated entities in China. Our principal consolidated affiliated entity is Zhilian Sanke, which is our website operator and holds the ICP license necessary to conduct our internet related operations in China.

Our wholly-owned PRC subsidiary, Zhilian Wangpin, has entered into a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders, which enable us to:

•	exercise effective control over the business management and shareholders’ voting rights of our consolidated affiliated entities;

•

receive substantially all of the economic benefits of our consolidated affiliated entities through service fees in consideration for the technical and consulting services provided by Zhilian Wangpin; and

•	have an exclusive option to purchase all of the equity interests in each of our consolidated affiliated entities to the extent permitted under PRC laws, regulations and legal procedures.

We do not have any equity interest in our consolidated affiliated entities except for in Harbin Zhilian Wangcai Advertising Co., Ltd. However, as a result of contractual arrangements, we retain control over and are considered the primary beneficiary of each of our consolidated affiliated entities, and we have consolidated the financial results of these companies in our consolidated financial statements in accordance with generally accepted accounting principles of the United States, or U.S. GAAP. If our consolidated affiliated entities and their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities and consequently, we may be unable to conduct our internet related operations because the ICP License and domain name are held by Zhilian Sanke and we may potentially lose control over Beijing Wangpin, our joint venture. Further, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. For the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, we respectively derived 18.8%, 11.2% and 4.5% of our total revenues from our consolidated affiliated entities through contractual arrangements. Although we are able to consolidate the financial results of our consolidated affiliated entities, this does not mean that we are able to have unfettered access to the revenues and profits of our wholly-owned subsidiaries and consolidated affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions and the restrictions on foreign investment, among other things. In the fiscal year ended June 30, 2012, we received service fees of RMB2.5 million from our consolidated affiliated entities. The service fees that we received from our consolidated affiliated entities in the fiscal year ended June 30, 2013 were insignificant and we did not receive such service fees in the nine months ended March 31, 2014. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulation.” For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Contractual Arrangements with Our Consolidated Affiliated Entities

The following is a summary of the material provisions of the agreements among our wholly owned PRC subsidiary, Zhilian Wangpin, our consolidated affiliated entities and the respective shareholders of our consolidated affiliated entities. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where You Can Find Additional Information.”

Agreements that Provide Us Effective Control over Our Consolidated Affiliated Entities

Business Operations Agreements. Pursuant to the business operations agreement among Zhilian Wangpin, Zhilian Sanke and its shareholders, Zhilian Sanke and its shareholders must appoint the persons designated by Zhilian Wangpin to be its directors, and Zhilian Sanke must appoint the persons designated by Zhilian Wangpin to be its general manager, chief financial officer and any other senior officers. Zhilian Sanke and its shareholders agree to accept the proposals provided by Zhilian Wangpin, at any time, relating to employment, daily business and financial management of Zhilian Sanke. Without Zhilian Wangpin’s prior written consent, Zhilian Sanke shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including, but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreement to a third party. The term of this agreement is ten years and will be extended if Zhilian Wangpin provides a written notice requesting extension prior to the expiration date. Zhilian Wangpin may terminate the agreement at any time by providing advance written notice to Zhilian Sanke. Neither Zhilian Sanke nor any of its shareholders may terminate this agreement prior to the expiration date.

The business operations agreements among Zhilian Wangpin, other consolidated affiliated entities and their respective shareholders contain terms substantially similar to the business operations agreement described above.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreement among Zhilian Wangpin, Zhilian Sanke and its shareholders, the shareholders of Zhilian Sanke pledge all of their equity interest in Zhilian Sanke to Zhilian Wangpin to guarantee Zhilian Sanke and its shareholders’ performance of their obligations under, where applicable, the loan agreement, the exclusive technology consulting and service agreement, the business operations agreement and the exclusive equity option agreement. If Zhilian Sanke and/or any of its shareholders breach their contractual obligations under these agreements, Zhilian Wangpin, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without Zhilian Wangpin’s prior written consent, shareholders of Zhilian Sanke shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Zhilian Wangpin’s interests. The equity interest pledge will expire two years after the date on which Zhilian Sanke and its shareholders have fully performed their obligations under the exclusive technology consulting and service agreement, the loan agreement, the exclusive equity option agreement and the business operations agreement.

The equity interest pledge agreements among Zhilian Wangpin, other consolidated affiliated entities and their respective shareholders contain terms substantially similar to the equity interest pledge agreement described above.

We have not yet registered the pledge of the equity interests in Zhilian Sanke and Shenyang Zhilian Wangpin Advertising Co., Ltd. with relevant local branches of SAIC. With respect to Zhilian Sanke, since we recently replaced its nominee shareholders, we will seek to register the equity pledges by its new nominee shareholders after the completion of the registration of the new shareholding structure with the SAIC. With respect to Shenyang Zhilian Wangpin Advertising Co., Ltd., the delay in registration of the equity pledges is because we need to spend more time to explain the business arrangements underlying the documents and to justify the needs for such registration with the relevant local authority in Shenyang City, Liaoning Province. In addition, the local authority requires that the nominee shareholders of Shenyang Zhilian be physically present at the local administration of industry and commerce to register the equity pledges. We are working with the local authority to resolve such issues. See “Risk Factors—Risks Related to Our Corporate Structure—Perfection of the pledges in our equity pledge agreements with our consolidated affiliated entities and their shareholders may be adversely affected if these equity pledges are not properly recorded. Two of our consolidated affiliated entities have not registered their equity pledges.”

Power of Attorney. Pursuant to the power of attorney contracts, each shareholder of Zhilian Sanke irrevocably appointed the person designated by Zhilian Wangpin as his/her attorney-in-fact to vote on his/her behalf on all matters of Zhilian Sanke requiring shareholder approval under PRC laws and regulations and Zhilian Sanke’s articles of association. The appointment of the person designated by Zhilian Wangpin as the attorney-in-fact is conditional upon such person’s employment with Zhilian Wangpin or its affiliates. Each power of attorney will remain in force for ten years and may be extended at the request of Zhilian Wangpin unless terminated earlier upon the occurrence of any of the following: (i) the person designated by Zhilian Wangpin terminates his or her employment with Zhilian Wangpin or its affiliates; (ii) Zhilian Wangpin issues a written notice to dismiss or replace the person designated by Zhilian Wangpin with another person; or (iii) the business operations agreement among Zhilian Wangpin, Zhilian Sanke and its shareholders terminates or expires.

Each of the shareholders of other consolidated affiliated entities have also executed an irrevocable power of attorney appointing the person designated by Zhilian Wangpin as their attorney-in-fact to vote on their behalf on all matters of the consolidated affiliated entities requiring shareholder approval, with terms substantially similar to the power of attorney executed by the shareholders of Zhilian Sanke described above.

Agreements that Transfer Economic Benefits to Us

Exclusive Technical and Consulting Services Agreements. Pursuant to the exclusive technical and consulting services agreement between Zhilian Wangpin and Zhilian Sanke, Zhilian Wangpin has the exclusive right to provide Zhilian Sanke with technical and consulting services relating to, among other things, server maintenance and related internet platform management service, development and upgrade of application software for servers and users, training of technical and business personnel, and other services agreed upon by the parties. Upon the written notice issued by Zhilian Wangpin, Zhilian Sanke shall pay service fees to Zhilian Wangpin calculated based upon the revenues and profits of Zhilian Sanke during the relevant period. Without Zhilian Wangpin’s prior written consent, Zhilian Sanke shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, Zhilian Wangpin exclusively owns all intellectual property rights resulting from the performance of all services under this agreement. The term of this agreement is ten years and will be extended upon the written notice made by Zhilian Wangpin for a period determined by Zhilian Wangpin. Zhilian Wangpin can terminate the agreement at any time by providing 30 days’ prior written notice. Zhilian Sanke is not permitted to terminate the agreement prior to the expiration date, unless due to Zhilian Wangpin’s gross negligence, fraud, unlawful conduct or bankruptcy.

The exclusive technical and consulting services agreements between Zhilian Wangpin and other consolidated affiliated entities contain terms substantially similar to the exclusive technical and consulting services agreement described above.

Agreements that Provide Us the Option to Purchase the Equity Interest in Our Consolidated Affiliated Entities

Exclusive Equity Option Agreements. Pursuant to the exclusive equity option agreement among Zhilian Wangpin, Zhilian Sanke and the shareholders of Zhilian Sanke, Zhilian Sanke’s shareholders have granted Zhilian Wangpin or its designees an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interest in Zhilian Sanke in consideration for the loans extended to Zhilian Sanke’s shareholders under the loan agreement mentioned below. Pursuant to the agreement, Zhilian Wangpin has the option to acquire the equity interest at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to Zhilian Sanke’s shareholders under the loan agreement. Zhilian Wangpin or its designated representatives have sole discretion to decide when to exercise such option, either in part or in full, although the transfer of equity ownership resulting from the exercise of the option is subject to governmental approval and taxation. See “Risk Factors—Risk Related to Our Corporate Structure—If we exercise the option to acquire equity ownership of our consolidated affiliates, the ownership transfer shall be approved or filed with PRC governmental authorities and subject to taxation, which may result in substantial costs.” Zhilian Wangpin or its designated representatives are entitled to exercise the option an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option to any third party. Without Zhilian Wangpin’s consent, Zhilian Sanke’s shareholders may not transfer, donate, pledge or otherwise dispose of their equity interest in Zhilian Sanke in any way. The term of this agreement is ten years and must be extended upon Zhilian Wangpin’s written notice prior to the expiration date. The exclusive equity option agreement remains in full force and effect during the term of the agreement and extended period unless Zhilian Wangpin gives advance written notice of termination to the shareholders of Zhilian Sanke or Zhilian Sanke files bankruptcy, is dissolved or is forced to be closed.

The equity option agreements among Zhilian Wangpin, other consolidated affiliated entities and their respective shareholders contain terms substantially similar to the exclusive equity option agreement described above.

Loan Agreements. Under the loan agreement between Zhilian Wangpin and the shareholders of Zhilian Sanke, Zhilian Wangpin extended interest-free loans with an amount of RMB1.0 million to the shareholders of Zhilian Sanke solely for the increase of capitalization of Zhilian Sanke. The loan can be repaid only with the proceeds from the sale of all of the equity interest in Zhilian Sanke to Zhilian Wangpin or its designated representatives upon the written request of Zhilian Wangpin. The term of the loan is ten years from the date of the execution of the loan agreement, and will be automatically extended for another one year for an unlimited number of times unless terminated by written notice from Zhilian Wangpin to the shareholders of Zhilian Sanke thirty days prior to the due date.

The loan agreements among Zhilian Wangpin and the shareholders of other consolidated affiliated entities contain terms substantially similar to the loan agreement described above, except that the aggregate amount of the loans extended to the shareholders of other consolidated affiliated entities was RMB6.9 million.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the ownership structure and the contractual arrangements among Zhilian Wangpin and our consolidated affiliated entities and their respective shareholders, comply with, and immediately after this offering, will comply with, current PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC online recruitment, advertising and human resources related businesses do not comply with relevant PRC government restrictions on foreign investment in value-added telecommunications and human resources related services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our businesses in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information concerning us in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our selected consolidated statements of operations data presented below for the fiscal years ended June 30, 2012 and 2013 and our selected balance sheet data as of June 30, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data presented below for the nine months ended March 31, 2014 and our balance sheet data as of March 31, 2014 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Our historical results do not necessarily indicate results expected for any future periods.

	For the fiscal year ended June 30,			For the nine months ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
				(unaudited)	(unaudited)
Selected Consolidated Statements of Operations Data
Revenues:
Online recruitment services	692,779	749,842	120,623	558,044	601,572	96,772
Campus recruitment services	58,771	67,307	10,827	52,689	78,137	12,569
Assessment services	16,956	32,740	5,267	23,654	40,959	6,589
Other human resources related services	53,026	39,731	6,392	29,167	36,047	5,799

Total revenues	821,532	889,620	143,109	663,554	756,715	121,729
Less: Business tax and surcharges	(48,636)	(41,793)	(6,723)	(34,248)	(16,972)	(2,730)

Net revenues	772,896	847,827	136,386	629,306	739,743	118,999
Cost of services(1)	(60,534)	(67,531)	(10,864)	(51,347)	(72,547)	(11,671)

Gross profit	712,362	780,296	125,522	577,959	667,196	107,328

Operating expenses:
Sales and marketing expenses(1)	(374,511)	(399,850)	(64,322)	(296,864)	(349,813)	(56,272)
General and administrative expenses(1)	(152,784)	(171,538)	(27,594)	(132,436)	(158,491)	(25,496)

Total operating expenses	(527,295)	(571,388)	(91,916)	(429,300)	(508,304)	(81,768)

Income from operations	185,067	208,908	33,606	148,659	158,892	25,560
Other (expenses)/income:
Foreign currency exchange loss	(32)	(28)	(4)	(11)	1,672	269
Interest income, net	15,257	14,672	2,360	12,431	5,624	905
Other income, net	668	2,755	443	3,031	1,864	300

Income before income tax expenses	200,960	226,307	36,405	164,110	168,052	27,034
Income tax expenses	(30,243)	(70,393)	(11,324)	(46,327)	(37,962)	(6,107)

Net income	170,717	155,914	25,081	117,783	130,090	20,927
Less: Deemed dividend to a preferred shareholder	—	(265,032)	(42,634)	—	—	—
Income allocated to participating preferred shareholders	(166,764)	—	—	—	(534)	(86)

Net income/(loss) attributable to ordinary shareholders	3,953	(109,118)	(17,553)	117,783	129,556	20,841

Net income/(loss) per share:
—Basic	1.95	(20.51)	(3.30)	(44.44)	1.58	0.25
—Diluted	1.68	(20.51)	(3.30)	(44.44)	1.40	0.22
Weighted average number of shares used in computing net income/(loss) per share:
—Basic	2,027,680	5,319,527	5,319,527	3,313,766	82,101,867	82,101,867
—Diluted	101,331,125	5,319,527	5,319,527	3,313,766	93,149,224	93,149,224

(1)	Including share-based compensation expenses as set forth below:

	For the fiscal year ended June 30,			For the nine months ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)	(unaudited)
Allocation of share-based compensation expense:
Cost of services	345	239	38	199	84	14
Sales and marketing expenses	1,664	1,555	250	1,291	557	90
General and administrative expenses	6,243	3,911	629	2,963	22,302	3,587

	As of June 30,					As of March 31,
	2012	2013		2013		2014		2014
		Actual		Pro forma(1)		Actual		Pro forma(1)
	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
						(unaudited)		(unaudited)
Selected Consolidated Balance Sheet Data:
Cash	617,840	368,946	59,350	368,946	59,350	548,803	88,283	548,803	88,283
Restricted cash	—	10,757	1,730	10,757	1,730	101,829	16,381	101,829	16,381
Time deposits and restricted time deposits	—	332,340	53,462	332,340	53,462	93,121	14,980	93,121	14,980
Total current assets	704,207	794,346	127,782	794,346	127,782	862,586	138,759	862,586	138,759
Property and equipment, net	26,905	30,939	4,977	30,939	4,977	34,278	5,514	34,278	5,514
Total assets	733,074	1,021,260	164,285	1,021,260	164,285	1,041,497	167,539	1,041,497	167,539
Deferred revenues	330,039	368,250	59,238	368,250	59,238	445,878	71,726	445,878	71,726
Total liabilities	448,094	986,124	158,633	986,124	158,633	960,087	154,444	960,087	154,444
Total mezzanine equity	957,803	1,389	223	—	—	1,389	223	—	—
Total shareholders’ (deficit)/equity	(672,823)	33,747	5,429	35,136	5,652	80,021	12,872	81,410	13,095
Ordinary shares(2)	168	5,480	882	5,501	885	5,951	957	5,971	960

(1)	Reflects the automatic conversion of all of our preferred shares into ordinary shares.
(2)

159,051,299 shares authorized; 2,027,680, 78,438,133 and 86,101,542 shares issued and outstanding as of June 30, 2012 and 2013 and March 31, 2014, respectively; 78,776,629 and 86,440,038 shares outstanding on a pro forma basis as of June 30, 2013 and March 31, 2014.

The following tables present certain selected operating data as of the dates and for the periods indicated. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

	For the fiscal year ended June 30,		For the nine months ended March 31,
	2012	2013	2013	2014
Number of unique customers(1)	222,449	249,533	213,527	274,450
Number of job postings(2) (in thousands)	7,618	10,512	7,309	11,375

	As of June 30,		As of March 31,
	2012	2013	2013	2014
Number of registered users(3) (in thousands)	56,554	68,378	65,365	77,131
Number of completed resumes(4) (in thousands)	41,252	50,119	47,768	56,860

(1)

A “unique customer” refers to a customer that purchases our online recruitment services during a specified period. We make adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in our information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.
(2)

We calculate the number of job postings during a specified period by counting the number of job postings newly placed by customers during such period. Job postings that were placed prior to such specified period, even if available during such period, are not counted in the number of job postings for the specified period. Any particular job posting placed on our website may include more than one job opening or position.

(3)	“Number of registered users” refers to the number of users who have completed the registration process on our website as of a specified date.
(4)

A “completed resume” refers to a resume that is available as of a specified date and contains all of the information that we require a user to provide before we make the resume available to our customers, such as educational background, work history, qualifications and contact information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. Our zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2013, according to the iResearch Public Data. We are the second largest online recruitment services provider as measured by revenues in 2013, according to the iResearch Public Data.

We provide a broad range of services, including online recruitment, campus recruitment, assessment and other human resources related services. Through our zhaopin websites and mobile applications, we provide classified job postings and display advertisements, resume access services and other online recruitment and career-related services. We provide our campus recruitment services primarily to customers seeking to recruit college and university students. These services include selecting campuses, organizing recruiting events, collecting and managing resumes and conducting interviews and assessment tests with candidates. We provide online and offline assessment services to assist customers in evaluating capabilities and dispositions of their job candidates and existing employees. Our other human resources related services mainly include executive search.

We primarily focus on providing online recruitment services, which are highly scalable and have higher gross margin than our offline recruitment services. Revenues from our online recruitment services accounted for 84.3% of our total revenues in both fiscal years ended June 30, 2012 and 2013 and 79.5% of our total revenues the nine months ended March 31, 2014. We have a diverse customer base that includes multinational corporations, small and medium-sized private businesses, state-owned enterprises, government agencies and educational institutions.

We have experienced significant growth, mainly driven by the growth of our online recruitment services. Our total revenues increased by 8.3% from RMB821.5 million in the fiscal year ended June 30, 2012 to RMB889.6 million (US$143.1 million) in the fiscal year ended June 30, 2013. Our total revenues were RMB756.7 million (US$121.7 million) for the nine months ended March 31, 2014, representing a 14.0% increase from RMB663.6 million for the same period in 2013. We recorded net income of RMB155.9 million (US$25.1 million) in the fiscal year ended June 30, 2013, RMB170.7 million in the fiscal year ended June 30, 2012 and RMB130.1 million (US$20.9 million) in the nine months ended March 31, 2014. The net income amounts include the impact of non-cash charges associated with share-based compensation expenses in an aggregate amount of RMB8.3 million in the fiscal year ended June 30, 2012, RMB5.7 million (US$0.9 million) in the fiscal year ended June 30, 2013 and RMB22.9 million (US$3.7 million) in the nine months ended March 31, 2014.

Key Performance Indicators

We utilize a set of operating and financial performance indicators that are frequently reviewed by our senior management. This facilitates timely evaluation of the performance of our business and the effectiveness of our strategies, enabling our business to react promptly to changing demands of users and customers and evolving market conditions. As we believe is the case with many online businesses, however, there are inherent challenges with respect to gathering and assessing the data underlying our performance indicators. See “Risk Factors—Risks Related to Our Business and Industry—If our key performance indicators are inaccurate, our ability to form appropriate corporate growth strategies may be impaired and our business, results of operations and prospects may be materially and adversely affected.”

Key Operating Performance Indicators

We use the following key operating performance indicators to assess our overall market penetration for online recruitment services, which comprise the majority of our revenues, and to measure the performance of our platform in creating a robust marketplace that attracts customers and users: the number of unique customers, the number of job postings on our website, the average daily unique visitors to our website, the number of registered users and the number of completed resumes in our database.

The following tables set forth our key operating performance indicators as of the dates or for each period indicated:

	For the fiscal year ended June 30,		For the nine months ended March 31,
	2012	2013	2013	2014
Number of unique customers	222,449	249,533	213,527	274,450
Number of job postings (in thousands)	7,618	10,512	7,309	11,375

	As of June 30,		As of March 31,
	2012	2013	2013	2014
Number of registered users (in thousands)	56,554	68,378	65,365	77,131
Number of completed resumes (in thousands)	41,252	50,119	47,768	56,860

A “unique customer” refers to a customer that purchases our online recruitment services during a specified period. The “number of job postings” refers to the number of job postings newly placed by customers on our website during a specified period. In a job posting placed on our website, customers may post more than one job opening or position. A larger customer base and greater number of job postings on our website enhance our ability to attract and retain users to use our website.

The “number of registered users” and the “number of completed resumes” measure our ability to attract users to register on our website as members and submit resumes for job applications, respectively. An increasing number of registered users and resumes will increase opportunities for customers using our platform to identify and recruit talent.

Our revenues are driven in part by the number of unique customers who purchase our services and more specifically, by the number of job postings and display advertisements they place on our platform and the number of completed resumes they download from our database. Although we do not directly generate revenues from job-seekers for using our services, our large and increasing number of registered users is a key indicator of the scale of our platform, which enable us to encourage our existing customers to purchase more services and to attract new customers. The size and growth of our customer base and job postings, the number of users that use our online platform and the number of resumes generated by our users increase the value we deliver to all participants in our marketplace. We believe that we have reached a critical scale that allows us to benefit from these network effects, and that the breadth and depth of our network is difficult to replicate, which creates barriers to entry for potential competitors.

The increases in the number of unique customers, number of job postings, number of completed resumes and number of registered users indicate the growth of our online recruitment services. The growth of our online recruitment services is driven by an overall expansion of the online recruitment market in China, our ability to retain customers and cross-sell and up-sell our services, and our efforts to attract new customers and users. This includes our continual improvement of our website and platform to enhance users’ experience, the effects of our marketing and brand promotion efforts and expansion into new geographic markets and targeted industry verticals.

Key Financial Performance Indicators

Our key financial performance indicators, which consist of our revenues, our cost of services and our operating expenses, are discussed in the following paragraphs.

Revenues

Our revenues are significantly affected by the growth and development of the Chinese economy, the recruitment services market in general, and our market position in the competitive landscape. China’s strong economic growth and structural transformations to service-based economy have resulted in an expansion of labor markets, increasing job opportunities and growing demand for educated and skilled workers. This has elevated the importance of identifying and attracting qualified employees in China and increased demand for our recruitment services. Our future revenue growth will depend significantly upon our ability to gain or maintain market share to capitalize on China’s continued economic growth.

The following table sets forth our revenues derived from each of our service lines, both in absolute amount and as a percentage of total revenues for the periods presented.

	Years ended June 30,					Nine months ended March 31,
	2012		2013			2013		2014
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						(unaudited)		(unaudited)
Revenues:
Online recruitment services	692,779	84.3%	749,842	120,623	84.3%	558,044	84.1%	601,572	96,772	79.5%
Campus recruitment services	58,771	7.2%	67,307	10,827	7.6%	52,689	7.9%	78,137	12,569	10.3%
Assessment services	16,956	2.1%	32,740	5,267	3.7%	23,654	3.6%	40,959	6,589	5.4%
Other human resources related services	53,026	6.4%	39,731	6,392	4.4%	29,167	4.4%	36,047	5,799	4.8%
Total revenues	821,532	100.0%	889,620	143,109	100.0%	663,554	100.0%	756,715	121,729	100.0%
Less: Business tax and surcharges	(48,636)	(5.9)%	(41,793)	(6,723)	(4.7)%	(34,248)	(5.2)%	(16,972)	(2,730)	(2.2)%
Net revenues	772,896	94.1%	847,827	136,386	95.3%	629,306	94.8%	739,743	118,999	97.8%

Online Recruitment Services Revenues

Revenues from our online recruitment services were RMB692.8 million, RMB749.8 million (US$120.6 million) and RMB601.6 million (US$96.8 million) for the fiscal year ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, respectively, accounting for 84.3% of our total revenues in both fiscal years ended June 30, 2012 and 2013 and 79.5% of our total revenues in the nine months ended March 31, 2014. Our online recruitment services revenues, including those generated from classified job postings and display advertisements, resume access services and other online services, are primarily driven by the number of unique customers, the volume and the mix of services that customers purchase from us and the price we charge for our services.

The key growth driver of our online recruitment services revenues in our historical periods has primarily been the growth in the number of customers using these services. The number of unique customers that used our online recruitment service increased from 222,449 for the fiscal year ended June 30, 2012 to 249,533 for the fiscal year ended June 30, 2013 and to 274,450 in the nine months ended March 31, 2014. Because new customers tend to initially select lower-priced services, increases in the number of new customers generally result in higher aggregate online recruitment services revenues but lower average revenue per unique customer. We set the prices for our services based on the length of contracts, the number of job postings our customers place on our website, the size and location of display advertisements and the number of resumes our customers can access. The prices charged are generally affected by our ability to provide valuable services, locate suitable candidates and the prices charged by our competitors for comparable services within the same city or geographic area.

Our online recruitment services revenues have continued to grow, primarily because of (i) the growing acceptance of the internet as a recruitment and job-search channel in China; (ii) the advantages offered by online recruitment services that better address the evolving and increasingly sophisticated needs of both job seekers and employers; and (iii) our ability to attract and retain users and customers using our online recruitment services. Our contract terms typically require customers to pay us the full price of all services purchased within five days of entering into a contract for online recruitment services, although we may offer certain credit terms to selected customers on a case-by-case basis.

We expect that revenues from our online recruitment services will continue to contribute a substantial majority of our total revenues in the foreseeable future.

Campus Recruitment Services Revenues

Revenues from our campus recruitment services were RMB58.8 million, RMB67.3 million (US$10.8 million) and RMB78.1 million (US$12.6 million) for the fiscal year ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, respectively, accounting for 7.2%, 7.6% and 10.3% of our total revenues in the respective periods. The growth of our campus recruitment services revenues was driven primarily by the number of on-site campus recruiting events we organized and completed for our customers and the average selling price for our services.

Our campus recruitment services revenues are generated through fees we charge customers for services, such as planning campus recruitment activities to promote the image of our customers to students, conducting interviews with students and organizing other campus recruitment events. Our campus recruitment services are primarily customized to serve our major corporate customers as a component of the integrated solutions that we provide.

Assessment Services Revenues

Revenues from our assessment services were RMB17.0 million, RMB32.7 million (US$5.3 million) and RMB41.0 million (US$6.6 million) for the fiscal year ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, respectively, accounting for 2.1%, 3.7% and 5.4% of our total revenues in the respective periods. The significant growth of our assessment services revenues was driven primarily by an increase in demand for such services. Our assessment services revenues comprise of fees we charge to customers for using our online assessment platform or offline services, such as planning, organizing assessment events and summarizing assessment results. Our assessment services customers are primarily corporate employers, for whom we provide and administer assessment tests to assist them in evaluating the personality and capabilities of their job candidates and existing employees.

Other Human Resources Related Services Revenues

Our other human resources related services revenues were RMB53.0 million, RMB39.7 million (US$6.4 million) and RMB36.0 million (US$5.8 million) for the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, respectively, accounting for 6.4%, 4.4% and 4.8% of our total revenues in the respective periods.

Our other human resources related services revenues comprised revenues from our executive search and print advertising services. Our executive search revenues are generated through executive search fees we charge customers, who are typically corporate employers. We provide our executive search services under our “Alliance” brand through our full-time headhunting consultants located in three cities in China. Our print advertising services revenues are generated through fees charged to customers for newspaper advertisements.

The change in our other human resources related services revenues reflects our strategy to exit certain non-core and non-strategic service lines in order to focus on online recruitment and complementary services. Our other human resources related services revenues may decrease in the foreseeable future if we continue to exit certain non-core service lines.

Cost of Services

Our cost of services were RMB60.5 million, RMB67.5 million (US$10.9 million) and RMB72.5 million (US$11.7 million) for the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, respectively, constituting 7.8%, 8.0% and 9.8% of our net revenues for the respective periods. Our cost of services consists primarily of salary and other compensation expenses, campus recruitment subcontracting costs, data storage and bandwidth costs, print publishing and distribution expenses and other expenses. Although the amount of our cost of services increased from the fiscal year ended June 30, 2012 to the fiscal year ended June 30, 2013, cost of services as a percentage of our net revenues remained stable during the same period primarily because of the increasing revenue contribution from our online recruitment services, which have lower incremental costs than offline services, such as print advertisement and campus recruitment. Cost of services as a percentage of our net revenues increased during the nine months ended March 31, 2014 from the same period a year ago, primarily because of the increased revenue contribution from our campus recruitment services which had higher incremental costs than our online recruitment services. We expect that the absolute amount of our cost of services will increase as our business grows, and that our cost of services as a percentage of our net revenues may remain stable or increase depending on the future revenue contribution from our offline services, which is characterized by higher incremental costs, as compared with our online recruitment services.

Operating Expenses

Our operating expenses consist of sales and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of total operating expenses for the periods indicated:

	Years ended June 30,					Nine months ended March 31,
	2012		2013			2013		2014
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						(unaudited)		(unaudited)
Operating Expenses:
Sales and marketing expenses	374,511	71.0%	399,850	64,322	70.0%	296,864	69.2%	349,813	56,272	68.8%
General and administrative expenses	152,784	29.0%	171,538	27,594	30.0%	132,436	30.8%	158,491	25,496	31.2%

Total operating expenses	527,295	100.0%	571,388	91,916	100.0%	429,300	100.0%	508,304	81,768	100.0%

Sales and Marketing Expenses

Our sales and marketing expenses were RMB374.5 million, RMB399.9 million (US$64.3 million) and RMB349.8 million (US$56.3 million) for 2012 and 2013 and the nine months ended March 31, 2014, respectively, representing 48.5%, 47.2% and 47.3% of our net revenues in the respective periods. Our sales expenses consist primarily of salary and benefits, sale commissions, share-based compensation expenses, office rental expenses, travel expenses, business development expenses and other expenses related to sales operations. We rely on our field sales force to acquire customers in cities or regions where we operate and use our call center to reach out to customers in cities or in regions where we do not have an office.

Our marketing expenses consist primarily of advertising, branding, field promotion, and public relations expenses. Advertising and promotion expenses generally represent the cost of promotions to build our brand and enhance our image among customers and users. Our marketing expenditures vary from city to city, depending on local competition, our strategic objectives in each market and the marketing channels we use to support our growth and promote our brand. We plan to continue to invest in marketing activities in order to strengthen our brand recognition and grow our user and customer base.

As a result of our strategy to expand our business operations, we expect that our sales and marketing expenses will continue to increase in absolute amount as we grow our sales force to expand our network coverage and strengthen our marketing efforts in new and existing geographic areas. If we can leverage our strong brand and utilize the scalability of our business model, our sales and marketing expenses may decrease as a percentage of our net revenues.

General and Administrative Expenses

Our general and administrative expenses primarily include salary and benefits to managerial and administrative staff, share-based compensation expenses, office rental and property management fees, professional services fees, depreciation of equipment and other administrative office expenses. We anticipate that our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancing our product development and internal management capabilities, and becoming a publicly traded company, including expenses associated with improving our internal controls.

Share-Based Compensation Expenses

Our cost of services and our operating expenses include share-based compensation expenses. Share-based compensation expenses are recorded in the financial statement line-item corresponding to the nature of services provided by the grantees. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Years ended June 30,					Nine months ended March 31,
	2012		2013			2013		2014
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						(unaudited)		(unaudited)
Allocation of share-based compensation expenses:
Cost of services	345	4.2%	239	38	4.2%	199	4.5%	84	14	0.4%
Sales and marketing expenses	1,664	20.1%	1,555	250	27.2%	1,291	29.0%	557	90	2.4%
General and administrative expenses	6,243	75.7%	3,911	629	68.6%	2,963	66.5%	22,302	3,587	97.2%

Total share-based compensation expenses	8,252	100.0%	5,705	917	100.0%	4,453	100.0%	22,943	3,691	100.0%

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for each of the two years ended June 30, 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have taken initiatives to improve our internal control over financial reporting. We have hired a new senior financial reporting manager with relevant U.S. GAAP accounting and reporting experience to lead accounting and financial reporting matters at our headquarters. We intend to hire a financial reporting supervisor with relevant U.S. GAAP accounting and reporting experience to further improve our financial reporting capability. In addition, we provide regular training to existing financial and accounting employees related to U.S. GAAP accounting and reporting issues. In addition, we plan to take additional measures to further improve our internal controls over financial reporting, including (i) establishing an independent audit committee to oversee the design and implementation effectiveness of our internal control over financial reporting; and (ii) continuing to hire qualified professionals with U.S. GAAP accounting experience and providing proper training to our accounting personnel. However, the implementation of these initiatives may not fully address the material weakness and deficiencies in our internal control over financial reporting. See “Risk Factors—Risks Relating to Our Business and Industry—Our independent registered public accounting firm has identified a material weakness and other deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.”

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Taxation

Cayman Islands

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our ordinary shares or ADSs. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of ordinary shares or ADSs. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of ordinary shares. Payments of dividends and capital in respect of ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on ordinary shares, debentures or other obligations of ours. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC

Prior to September 2012, our direct and indirect subsidiaries and our consolidated affiliated entities that are incorporated in the PRC were subject to business taxes and related surcharges on the revenues earned for services provided in the PRC after certain deductions. The applicable rate of business taxes is 5%. Effective January 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax, or VAT, Pilot Program, which imposes VAT in lieu of business tax for transportation industry and certain “modern service industries.” According to the implementation circulars regarding the pilot program, “modern service industries” include research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services and radio and television services. The pilot program was implemented in Shanghai since January 2012, and has been expanded to other regions, including Beijing, since September 2012. Accordingly, most of our PRC subsidiaries and our consolidated affiliated entities were covered by the pilot program and subject to VAT at a rate of 6%.

In addition, our direct and indirect PRC subsidiaries and our consolidated affiliated entities are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Until January 1, 2008, Chinese companies were generally subject to PRC enterprise income tax at a statutory rate of 33%. On January 1, 2008, the PRC Enterprise Income Tax Law in China took effect and applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Under the PRC Enterprise Income Tax Law, entities established before March 16, 2007 that enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules are provided with a five-year transitional period to gradually change their rates to 25%.

In April 2006, our subsidiary, Zhilian Wangpin was designated as an HNTE, and was subject to a 15% preferential tax rate as long as it maintained the required qualification, which was subject to review every two years according to then applicable laws and regulations. Upon the expiration of its HNTE qualification in 2008, the tax rate applicable to Zhilian Wangpin increased from 15% to 25%. Beijing Wangpin received HNTE qualification approval from the relevant government authorities in November 2011 and filed its HNTE status with local tax bureau in March 2012, upon which Beijing Wangpin was entitled to enjoy the preferential tax rate of 15% from 2011 to 2013. Other than Beijing Wangpin, all PRC entities are subject to 25% income tax.

Under the PRC Enterprise Income Tax Law, dividends paid by PRC enterprises out of profits earned after 2007 to non-PRC tax resident investors are subject to a PRC withholding tax of 10%. A lower withholding tax rate may be applied based on an applicable tax treaty with certain countries. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on investments in our shares or ADSs.”

Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury and acquisition and disposition of properties and other assets of an enterprise. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations, and non-PRC shareholders may be subject to PRC tax on dividends and gains which may reduce returns on investments on our shares or ADSs.”

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenues are deferred until these criteria are met as described below and any cash payments received upfront are recognized as deferred revenues.

Revenues presented in the consolidated statements of comprehensive income include revenues from online recruitment services, campus recruitment services, assessment services and other human resources related services.

Online Recruitment Services

We provide online recruitment services such as classified job postings, display advertisements, resume access services and other online recruitment services. We enter into standard service agreements with customers, under which different service arrangements, service fulfillment period, total consideration and other terms are agreed upon by both parties. Revenues are recognized ratably over the service fulfillment period, which normally ranges from one week to one year. Online recruitment services contracts may consist of multiple deliverables in the arrangement such as those services described above. Each deliverable is a separate unit of accounting, as they have value to the customer on a standalone basis and there are no customer-negotiated refunds or return rights for the delivered items. Arrangement consideration is allocated to each unit of accounting at the inception of the arrangement based on the relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009-13, “Revenue Recognition—Multiple-Deliverable Revenue Arrangements” and recognized over the service fulfillment period. We use (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence, which is the price charged for a deliverable when it is sold on a standalone basis. For all the periods presented, the service fulfillment period for the separate unites of accounting within the multiple-element arrangement is the same. Therefore, the allocation between the separate unit of accounting for online recruitment services does not have a material impact on our consolidated financial statements.

Campus Recruitment Services

We provide campus recruitment services to corporate employers, including planning, recruitment advertising, and recruitment activities organizing. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for these types of services are recognized upon delivery of the completion report.

Assessment Services

We provide both online and offline assessment services to corporate employers. Online assessment services are provided through our online assessment platform, fees charged to the customers are recognized ratably over the predetermined service fulfillment period. Offline assessment services include activities such as planning, organizing assessment events and summarizing assessment results. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for these types of services are recognized upon delivery of the completion report.

Other Human Resources Related Services

We provide other human resources related services such as executive search services, print advertising services, training services, human resources agent services and other services. Arrangements for other human resources related services are generally short-term in nature. Fees for these types of services are recognized when fees are fixed or determinable, collectability is reasonably assured and service performance completed.

Income Tax

Our current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow ASC 740, Income Taxes, and account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statements, their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our relevant tax jurisdictions. Significant components of our deferred assets are operating loss carryforwards generated by our PRC subsidiaries and consolidated affiliated entities due to their historical operating losses and future deductible advertising expenses. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. Accordingly, we consider various tax planning strategies, forecasts of future taxable income and our most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from changes in tax rates is recognized in the consolidated statements of comprehensive (loss)/income in the period of such change. If we subsequently determine that all or a portion of the carryforwards and future deductible advertising expenses are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of comprehensive (loss)/income.

Historically, tax benefits arising from tax losses brought forward was fully provided for because of our history of operating losses, including Beijing Wangpin and Shenyang Zhilian Recruitment Service Co., Ltd. We

determined the amount of valuation allowance to be reversed based on the amount of tax losses utilized to offset the taxable income generated by these entities during the years ended June 30, 2012 and 2013. As a result of this utilization of tax losses, lower income tax expenses were recorded for the years ended June 30, 2012 and 2013. In determining whether a valuation allowance will be released for an entity, we evaluated positive and negative factors affecting our assessment, including: profitability in past periods, whether future losses are still expected to occur, the entity’s ability to forecast and meet profit targets, unfavorable circumstances that would adversely affect future operations and profit levels on a continuing basis and whether existing sales contracts will produce more than enough taxable income to realize the deferred tax asset based on existing sales price and cost structures. Based on this assessment, when positive factors outweigh negative factors, we would determine the amount of valuation allowance to be reversed based on the taxable profits made by the relevant entity during the relevant period. While some of our entities have started to be profitable, there are other entities which continue to incur losses. Valuation allowances have been maintained for those entities where future losses are still expected to occur and management has assessed that it is more likely than not that the deferred tax asset will not be utilized.

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2008. The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We have elected to recognize interest and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under income tax expenses in our statement of comprehensive income. As of June 30, 2012 and 2013, we did not have any tax provisions related to uncertain tax positions or interest and penalties associated with such uncertain tax positions.

Share-based Compensation

We grant share-based awards to eligible employees and directors pursuant to our Share Incentive Plans. Share-based compensation expenses for all share-based awards granted to employees and directors are determined based on the grant date fair value of the awards and are recognized using a graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeiture rates are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from the initial estimates.

Total share-based compensation expenses recognized in the years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014 amounted to RMB8.3 million, RMB5.7 million (US$0.9 million) and RMB22.9 million (US$3.7 million), respectively.

Significant batches of share options granted under our Share Incentive Plans are set forth below:

Grant date	Ordinary shares underlying options granted	Exercise price per option		Fair value per ordinary share at the grant date		Fair value of share options granted
October 1, 2011	1,632,340	US$	4.00	US$	2.57	US$	1.01
January 1, 2012	200,000	US$	4.00	US$	3.18	US$	1.47
June 28, 2013	2,370,000	US$	2.80–4.00	US$	4.31	US$	2.02–2.44
March 31, 2014	2,790,000	US$	2.80–5.00	US$	5.50	US$	2.39–3.26
April 17, 2014	80,000	US$	6.75	US$	5.50	US$	2.44–2.97

On June 2, 2014, we approved to grant 750,000 options under our 2013 Global Share Plan. The exercise price of the options is the price per share in this offering, as adjusted for the ADS to Class A ordinary share ratio, or the IPO Price. These options are conditional on the completion of the initial public offering, with the option issue commencing on the date our ADSs first begin trading on the NYSE, or the IPO Date. 100% of the options will vest on July 1, 2017, subject to the condition that the volume weighted average price of one ADS on the NYSE for the ten trading days prior to June 30, 2017 is at least 20% higher than the IPO Price. As of the date of this prospectus, we are in the process of assessing the grant date under ASC 718.

We engaged an independent third-party appraiser to assist us in our determination of the fair value of our share options as of each grant date. Our management is ultimately responsible for such determination.

In determining the fair value of our share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2012 and 2013 are as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	Risk-free interest rate	Expected volatility	Contractual life of options	Dividend yield	Fair value of underlying ordinary shares at the grant date
October 1, 2011	1.73%	61.12%	5 years	0%	US$	2.57
January 1, 2012	2.01%	62.04%	5 years	0%	US$	3.18
June 28, 2013	1.23%–1.47%	54.06%–56.38%	6 years	0%	US$	4.31
March 31, 2014	1.28%–2.72%	47.19%–55.10%	6 years	0%	US$	5.50
April 17, 2014	2.12%–2.60%	52.53%–54.64%	6 years	0%	US$	5.50

We estimated the risk-free interest rate based on the yield to maturity of China’s sovereign bonds denominated in U.S. dollars at the option valuation date. The expected volatility at each grant date and each option valuation date was estimated based on historical volatility of comparable companies for the period before the grant date with length commensurate with the life of the options. Based on the option agreement, the contract life of the option is five, six or ten years commencing from the option grant date, and at each valuation date, the remaining life of the option should be the period of time between the valuation date and the expiry date of options. We have no history of paying dividends on our ordinary shares and we do not anticipate any dividend payments in the foreseeable future.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

Fair value of ordinary shares

As a private company with no quoted market for our ordinary shares, we need to estimate the fair value of our ordinary shares at the relevant grant dates. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our business risks, the liquidity of our ordinary shares and our operating history and prospects at the time of each grant.

In determining the fair values of our ordinary shares as of each award grant date, three generally accepted approaches were considered: cost, market and income approaches. While useful for certain other purposes, the cost approach is generally not considered applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. The comparability of our peer companies’ financial metrics and relevance of market approach was also considered but not relied upon since our stage of development is different from those of the publicly traded companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our ordinary shares. In addition, we took into consideration the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid.

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: (i) no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) our ability to recruit and retain competent management, key personnel and technical staff will be sufficient to support our ongoing operations; (iii) exchange rates and interest rates will not differ materially from those presently prevailing; (iv) the availability of financing will not be a constraint on the future growth of our operations; and (v) industry trends and market conditions for related industries will not deviate significantly from economic forecasts. These assumptions are inherently uncertain and subjective.

Ten-year projected financial information was used in the discounted cash flow model of the valuation dates. In determining our terminal value, we used the Gordon Growth Model and assumed that we would grow at a fixed long-term rate after reaching our optimal operating performance. Accordingly, we have applied a terminal multiple as derived through the Gordon Growth Model to the projected cash flows for each year to derive the value beyond the explicit projection period.

The risks associated with achieving an estimated cash flow were assessed in selecting the appropriate discount rates. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived using the capital asset pricing model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in risk-free interest rate, industry-average correlative relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact there is no ready public market for our shares as we are a closely held private company. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM.

The discount rates and DLOM used in determining the fair values of our ordinary shares are provided as follows:

Valuation dates	WACC	DLOM
January 1, 2012	17.76%	21%
June 30, 2013	16.44%	13%
March 31, 2014	16.00%	8%
April 17, 2014	16.00%	8%

The option pricing method was used to allocate the equity value of our company to preferred shares and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on the historical volatility of the shares of comparable listed companies. Had we used different volatility, the allocation between preferred shares and ordinary shares would have been different.

The fair value of our ordinary shares increased from US$3.18 per share as of January 1, 2012 to US$5.50 per share as of the date of this prospectus, primarily due to the following reasons:

•	A better financial projection due to our recovery from the unfavorable economic environment evidenced by the improvements in our financial and operating performance;

•	The decrease of WACC mainly due to a more concentrated shareholding structure and more efficient business operation resulted from SEEK’s acquisition of a controlling interest in us;

•

SEEK Limited was added to the WACC calculation as a comparable company and, as a result, the performance of the Australian market decreased the implied WACC from 17.76% as of January 1, 2012 to 16.00% as of the date of this prospectus;

•	A more optimistic view of our IPO plan, which leads to a lower DLOM and higher probability of IPO; and

•	The DLOM used for our valuation decreased from 21% as of January 1, 2012 to 8% as of the date of this prospectus, thus increasing the value per ordinary share on the date of this prospectus.

Allowance for Doubtful Accounts Receivable

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amount that will not be collected. We make estimates for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, repayment patterns, customer creditworthiness, financial conditions of the customers and industry trend analysis resulting in their inability to make overdue payments due to us. We also make a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable and the allowances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote. Accounts receivable in our consolidated balance sheet are stated net of such provisions.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, recoverability of the assets held and used is evaluated by comparing carrying amount of the asset group to the estimated future undiscounted net cash flows associated with the related assets. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds the estimated undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for the fiscal years ended June 30, 2012 and 2013.

Consolidation of Our Consolidated Affiliated Entities

PRC laws and regulations currently limit direct foreign ownership of companies that provide value-added telecommunication services, advertising services and human resources related services. To comply with these regulations, we conduct parts of our online recruitment and other human resources related businesses in China through our consolidated affiliated entities.

We entered into a series of contractual agreements with the variable interest entities, or “VIEs,” and the respective direct equity owners of the VIEs, who are affiliated with the Company or who are affiliated with our major shareholders. Through these contractual agreements, we are able to:

•	exercise effective control over each VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses as if it were the sole shareholder; and

•	have an exclusive option to purchase all of the equity interest in each VIE.

In December 2009, FASB issued Consolidation—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendment in this accounting standards update replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity, or (2) the right to receive benefits from the entity.

We adopted this amendment on January 1, 2010, which was the effective date of the standard. We evaluated our relationships with the VIEs and their respective direct equity owners and concluded that we are the primary beneficiary in each variable interest arrangement. As a result, the results of operations, assets and liabilities of the VIEs have been included in our consolidated financial statements. We have consulted with our PRC legal counsel in assessing our ability to control our consolidated affiliated entities through these contractual arrangements, and we believe that our contractual arrangements with the consolidated affiliated entities and their respective equity owners are in compliance with existing PRC regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC regulations, the relevant PRC regulatory authorities could revoke or refuse to grant or renew our business and operating licenses, restrict or prohibit related party transactions between us and the consolidated affiliated entities, impose fines or other requirements that we may find difficult or impossible to comply with, or require us to alter the corporate structure or restrict or prohibit our ability to finance the consolidated affiliated entities’ operations. Any changes in PRC laws and regulation that affect our ability to control our consolidated affiliated entities may affect our ability to exercise effective control over the consolidated affiliated entities, receive substantially all of the economic benefits and residual returns of the consolidated affiliated entities or preclude us from consolidating these companies in the future. In addition, we cannot be assured that when conflicts of interest arise, any or all of the equity owners of the consolidated affiliated entities will act in the best interests of us or that such conflicts will be resolved in our favor. See “Risk Factors—Risks Related to Our Corporate Structure.”

Foreign Currency

Our functional currency is the U.S. dollar and the functional currency of our subsidiaries and consolidated affiliated entities is RMB. An entity’s functional currency is the currency of the primary economic environment in which the entity operates or, in the case of a start-up entity, is the currency that the entity plans to use on a long-term basis. Management must use judgment in determining an entity’s functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and intercompany transactions and arrangements. To the extent a reassessment results in a change to our functional currency, our financial position and results of operations may be materially impacted.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

	Fiscal years ended June 30,					For the nine months ended March 31,
	2012		2013			2013		2014
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						(unaudited)		(unaudited)
Total revenues	821,532	106.3%	889,620	143,109	104.9%	663,554	105.4%	756,715	121,729	102.3%
Less: Business tax and surcharges	(48,636)	(6.3)%	(41,793)	(6,723)	(4.9)%	(34,248)	(5.4)%	(16,972)	(2,730)	(2.3)%

Net revenues	772,896	100.0%	847,827	136,386	100.0%	629,306	100.0%	739,743	118,999	100.0%
Cost of services	(60,534)	(7.8)%	(67,531)	(10,864)	(8.0)%	(51,347)	(8.2)%	(72,547)	(11,671)	(9.8)%

Gross profit	712,362	92.2%	780,296	125,522	92.0%	577,959	91.8%	667,196	107,328	90.2%

Operating expenses:
Sales and marketing expenses	(374,511)	(48.5)%	(399,850)	(64,322)	(47.2)%	(296,864)	(47.2)%	(349,813)	(56,272)	(47.3)%
General and administrative expenses	(152,784)	(19.8)%	(171,538)	(27,594)	(20.2)%	(132,436)	(21.0)%	(158,491)	(25,496)	(21.4)%

Total operating expenses	(527,295)	(68.3)%	(571,388)	(91,916)	(67.4)%	(429,300)	(68.2)%	(508,304)	(81,768)	(68.7)%

Income from operations	185,067	23.9%	208,908	33,606	24.6%	148,659	23.6%	158,892	25,560	21.5%
Other (loss)/income:
Foreign currency exchange (loss)/gain	(32)	(0.0)%	(28)	(4)	0.0%	(11)	0.0%	1,672	269	0.2%
Interest income, net	15,257	2.0%	14,672	2,360	1.7%	12,431	2.0%	5,624	905	0.8%
Other income, net	668	0.1%	2,755	443	0.3%	3,031	0.5%	1,864	300	0.2%

Income before income tax expenses	200,960	26.0%	226,307	36,405	26.6%	164,110	26.1%	168,052	27,034	22.7%
Income tax expenses	(30,243)	(3.9)%	(70,393)	(11,324)	(8.3)%	(46,327)	(7.4)%	(37,962)	(6,107)	(5.1)%

Net income	170,717	22.1%	155,914	25,081	18.3%	117,783	18.7%	130,090	20,927	17.6%

Nine Months Ended March 31, 2014 Compared to Nine Months Ended March 31, 2013

Revenues. Our total revenues increased by 14.0% from RMB663.6 million for the nine months ended March 31, 2013 to RMB756.7 million (US$121.7 million) for the nine months ended March 31, 2014. This increase was primarily driven by an increase of RMB43.5 million (US$7.0 million) in online recruitment services revenues, an increase of RMB25.4 million (US$4.1 million) in campus recruitment services revenues and, to a lesser extent, an increase of RMB17.3 million (US$2.8 million) in assessment services revenues.

•

Online Recruitment Services Revenues. Our online recruitment services revenues increased by 7.8% from RMB558.0 million for the nine months ended March 31, 2013 to RMB601.6 million (US$96.8 million) for the nine months ended March 31, 2014. This increase was primarily attributable to growth in the number of unique customers using our online recruitment services, partially offset by a decrease in the average revenue per unique customer. Small and medium-sized enterprises and employers from areas outside of tier-one and tier-two cities constituted an increasing percentage of our unique customers and those customers usually have smaller per customer spending. We served 274,450 unique customers for the nine months ended March 31, 2014, compared with 213,527 for the nine months ended March 31, 2013. Average revenue per unique customer decreased by 16% for the nine months ended March 31, 2014, compared to the nine months ended March 31, 2013 due to a significant increase in new unique customers, which usually purchase lower-priced services initially, as well as intensified competition.

Online recruitment services revenues accounted for 84.1% and 79.5% of our total revenues in the nine months ended March 31, 2013 and the nine months ended March 31, 2014, respectively.

•

Campus Recruitment Services Revenues. Our campus recruitment services revenues increased by 48.3% from RMB52.7 million for the nine months ended March 31, 2013 to RMB78.1 million (US$12.6 million) for the nine months ended March 31, 2014. This significant increase was driven primarily by the increased number of campus recruiting events we completed due to increased market demand for our campus recruitment services and an increase in the average spending per event. Campus recruitment services revenues represented 10.3% of our total revenues in the nine months ended March 31, 2014, compared to 7.9% in the nine months ended March 31, 2013.

•

Assessment Services Revenues. Our assessment services revenues increased by 73.2% from RMB23.7 million for the nine months ended March 31, 2013 to RMB41.0 million (US$6.6 million) for the nine months ended March 31, 2014. The growth of our assessment services revenues was driven primarily by an increase in demand for such services from our customers to organize and administer assessment tests for evaluating the personality and capabilities of their job candidates and existing employees. Assessment services revenues represented 3.6% and 5.4% of our total revenues for the nine months ended March 31, 2013 and March 31, 2014, respectively.

•

Other Human Resources Related Services Revenues. Our other human resources related services revenues increased by 23.6% from RMB29.2 million for the nine months ended March 31, 2013 to RMB36.0 million (US$5.8 million) for the nine months ended March 31, 2014, primarily driven by revenues generated from our new service line of education training and overseas recruitment, partially offset by the decline in print advertising services revenues. Other human resources related services revenues accounted for 4.4% and 4.8% of our total revenues in the nine months ended March 31, 2013 and March 31, 2014, respectively.

Business Tax and Related Surcharges. Our business tax and related surcharges dropped by 50.4% from RMB34.2 million for the nine months ended March 31, 2013 to RMB17.0 million (US$2.7 million) for the nine months ended March 31, 2014. Effective on January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax, or VAT, pilot program for certain industries in certain regions. Accordingly, some of our subsidiaries and VIEs were included in the pilot program and were no longer subject to business tax but were subject to VAT from September 2012. The VAT payable by these subsidiaries and VIEs is the net balance of the output VAT after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from taxable services provided. As such, the net presentation of revenues subject to VAT is adopted. See “—Taxation”. Our average effective business and related tax rates declined from 5.2% for the nine months ended March 31, 2013 to 2.2% for the nine months ended March 31, 2014.

Cost of Services. Cost of services increased by 41.3% from RMB51.3 million for the nine months ended March 31, 2013 to RMB72.5 million (US$11.7 million) for the nine months ended March 31, 2014. Direct costs related to our campus recruitment and assessment services increased by RMB12.7 million from RMB22.2 million for the nine months ended March 31, 2013 to RMB34.9 million (US$5.6 million) for the nine months ended March 31, 2014, which was in line with the campus recruitment and assessment services revenue growth. Data storage and bandwidth costs relating to our online recruitment services increased by RMB2.9 million from RMB6.1 million for the nine months ended March 31, 2013 to RMB9.0 million (US$1.5 million) for the nine months ended March 31, 2014, to support the growth of our user traffic and improve our user experience. The newspaper publication and distribution costs decreased by RMB2.1 million from RMB5.5 million for the nine months ended March 31, 2013 to RMB3.4 million (US$0.6 million) for the nine months ended March 31, 2014 as we scaled down our print advertisement business. As a percentage of our net revenues, our cost of services increased from 8.2% for the nine months ended March 31, 2013 to 9.8% for the nine months ended March 31, 2014.

Gross Profit. As a result of the above factors, our gross profit increased by 15.4% to RMB667.2 million (US$107.3 million) for the nine months ended March 31, 2014 from RMB578.0 million for the nine months ended March 31, 2013. Our gross margin decreased from 91.8% for the nine months ended March 31, 2013 to 90.2% for the nine months ended March 31, 2014.

Operating Expenses. Our total operating expenses increased by 18.4% from RMB429.3 million for the nine months ended March 31, 2013 to RMB508.3 million (US$81.8 million) for the nine months ended March 31, 2014, as a result of increases in our sales and marketing expenses and general and administrative expenses.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased by 17.8% from RMB296.9 million for the nine months ended March 31, 2013 to RMB349.8 million (US$56.3 million) for the nine months ended March 31, 2014. Salaries and personnel related costs increased by about RMB41.2 million as a result of new hiring and wage inflation. Marketing expenses increased by RMB6.8 million as we expanded investment in online advertising as well as other brand building events. Rental costs of our sales offices increased by RMB1.8 million as a result of the increase in both rental rates and total space rented. As a percentage of our net revenues, our sales and marketing expenses increased slightly from 47.2% for the nine months ended March 31, 2013 to 47.3% for the nine months ended March 31, 2014. Our sales and marketing expenses for the nine months ended March 31, 2014 included share-based compensation expense of RMB0.6 million, compared to RMB1.3 million for the nine months ended March 31, 2013.

•

General and Administrative Expenses. Our general and administrative expenses increased by 19.7% from RMB132.4 million for the nine months ended March 31, 2013 to RMB158.5 million (US$25.5 million) for the nine months ended March 31, 2014. Our general and administrative employee compensation increased by RMB33.2 million to RMB109.8 million for the nine months ended March 31, 2014 from RMB76.6 million for the nine months ended March 31, 2013 due to increase in share-based compensation and headcount addition. Depreciation and rental expenses increased by RMB3.2 million related to servers and softwares purchased and office expansion. As a percentage of our net revenues, our general and administrative expenses increased from 21.0% for the nine months ended March 31, 2013 to 21.4% for the nine months ended March 31, 2014, primarily driven by an increase in share-based compensation expenses due to new option grants in March 2014 and depreciation expenses resulting from increased investments in technology infrastructure. Our general and administrative expenses for the nine months ended March 31, 2014 included share-based compensation expense of RMB22.3 million, compared to RMB3.0 million for the nine months ended March 31, 2013.

Interest Income. Our net interest income decreased from RMB12.4 million for the nine months ended March 31, 2013 to RMB5.6 million (US$0.9 million) for the nine months ended March 31, 2014, primarily due to interest payments in connection with our bank loan facilities partially offset by interest income from bank deposits.

Income Tax Expense. Our income tax expense decreased by 18.1% from RMB46.3 million for the nine months ended March 31, 2013 to RMB38.0 million (US$6.1 million) for the nine months ended March 31, 2014. Our effective tax rate for the nine months ended March 31, 2014 decreased to 22.6% compared with 28.2% for the nine months ended March 31, 2013. The decrease in the income tax expense was primarily due to a decrease of RMB5.6 million in the PRC withholding tax related to PRC sourced income from our joint venture and certain consolidated affiliated entities.

Net Income. As a result of the above, we recorded net income of RMB130.1 million (US$20.9 million) for the nine months ended March 31, 2014, compared to net income of RMB117.8 million for the nine months ended March 31, 2013.

Fiscal Year Ended June 30, 2013 Compared to Fiscal Year Ended June 30, 2012

Revenues. Our total revenues increased by 8.3% from RMB821.5 million for the fiscal year ended June 30, 2012 to RMB889.6 million (US$143.1 million) for the fiscal year ended June 30, 2013. This increase was primarily due to an increase of RMB57.1 million (US$9.2 million) in online recruitment services revenues.

•

Online Recruitment Services Revenues. Our online recruitment services revenues increased by 8.2% from RMB692.8 million for the fiscal year ended June 30, 2012 to RMB749.8 million (US$120.6 million) for the fiscal year ended June 30, 2013. This increase was primarily attributable to an increase in the number of unique customers using our services, partially offset by a decrease in the average revenue per unique customer. We served 249,533 unique customers for the fiscal year ended June 30, 2013, compared with 222,449 for the fiscal year ended June 30, 2012. Average revenue per unique customer decreased by 3.6% for the fiscal year ended June 30, 2013, compared to the fiscal year ended June 30, 2012 due to a greater number of new customers purchasing lower-priced services and increased competition. Online recruitment services revenues accounted for 84.3% of our total revenues for both fiscal years ended June 30, 2013 and June 30, 2012.

•

Campus Recruitment Services Revenues. Our campus recruitment services revenues increased by 14.5% from RMB58.8 million for the fiscal year ended June 30, 2012 to RMB67.3 million (US$10.8 million) for the fiscal year ended June 30, 2013. This increase was driven primarily by the increased number of campus recruiting events we completed due to increased market demand for our campus recruitment services. Campus recruitment services revenues represented 7.2% and 7.6% of our total revenues for the fiscal years ended June 30, 2012 and June 30, 2013, respectively.

•

Assessment Services Revenues. Our assessment services revenues increased by 93.1% from RMB17.0 million for the fiscal year ended June 30, 2012 to RMB32.7 million (US$5.3 million) for the fiscal year ended June 30, 2013. The significant growth of our assessment services revenues was driven primarily by an increase in demand for such services from our customers to organize and administer assessment tests for evaluating the personality and capabilities of their job candidates and existing employees. Assessment services revenues represented 2.1% and 3.7% of our total revenues for the fiscal years ended June 30, 2012 and June 30, 2013, respectively.

•

Other Human Resources Related Services Revenues. Our other human resources related services revenues decreased by 25.1% from RMB53.0 million for the fiscal year ended June 30, 2012 to RMB39.7 million (US$6.4 million) for the fiscal year ended June 30, 2013, primarily due to a decline in print revenues as we continue to exit this line of services. Additionally, there was a decline in executive search revenues due to softening economic conditions. Other human resources related services revenues accounted for 4.5% of our total revenues for the fiscal year ended June 30, 2013, as compared with 6.5% of our total revenues for the fiscal year ended June 30, 2012.

Business Tax and Related Surcharges. Our business tax and related surcharges decreased by 14.1% from RMB48.6 million for the fiscal year ended June 30, 2012 to RMB41.8 million (US$6.7 million) for the fiscal year ended June 30, 2013, primarily due to the change from business tax to value-added tax. See “—Taxation”. Our average effective business and related tax rates decreased from 5.9% for the fiscal year ended June 30, 2012 to 4.7% for the fiscal year ended June 30, 2013.

Cost of Services. Our cost of services consists primarily of data storage and bandwidth costs, direct costs related to our campus recruitment and assessment services, printing related fees, salaries, benefits and compensations for our customer service employees. Our cost of services increased by 11.6% from RMB60.5 million for the fiscal year ended June 30, 2012 to RMB67.5 million (US$10.9 million) for the fiscal year ended June 30, 2013. Direct costs related to our campus recruitment and assessment services increased by RMB6.6 million from RMB21.4 million for the fiscal year ended June 30, 2012 to RMB28.0 million (US$4.5 million) for the fiscal year ended June 30, 2013, which was in line with the campus recruitment and assessment services revenue growth. Data storage and bandwidth costs relating to our online recruitment services increased by RMB1.6 million from RMB6.8 million for the fiscal year ended June 30, 2012 to RMB8.4 million (US$1.4 million) for the fiscal year ended June 30, 2013, to support the growth of our user traffic and improve our user experience. The increase in cost of services was partially offset by a decrease in newspaper publication and distribution costs, which decreased by RMB3.9 million from RMB10.9 million for the fiscal year ended June 30, 2012 to RMB7.0 million (US$1.1 million) for the fiscal year ended June 30, 2013 as we scaled down our print related business. As a percentage of our net revenues, our cost of services increased from 7.8% for the fiscal year ended June 30, 2012 to 8.0% for the fiscal year ended June 30, 2013.

Gross Profit. As a result of the above factors, our gross profit increased by 9.5% to RMB780.3 million (US$125.5 million) for the fiscal year ended June 30, 2013 from RMB712.4 million for the fiscal year ended June 30, 2012. Our gross margin decreased slightly from 92.2% for the fiscal year ended June 30, 2012 to 92.0% for the fiscal year ended June 30, 2013.

Operating Expenses. Our total operating expenses increased by 8.4% from RMB527.3 million for the fiscal year ended June 30, 2012 to RMB571.4 million (US$91.9 million) for the fiscal year ended June 30, 2013, as a result of increases in our sales and marketing expenses and general and administrative expenses.

•

Sales and Marketing Expenses. Our Sales and Marketing Expenses consist primarily of advertising, salaries, benefits, commission and share-based compensations for our sales and marketing personnel, meeting and business development expenses and other operating expenses that are associated with sales and marketing activities. Our sales and marketing expenses increased by 6.8% from RMB374.5 million for the fiscal year ended June 30, 2012 to RMB399.9 million (US$64.3 million) for the fiscal year ended June 30, 2013. Salaries and personnel related costs increased by approximately RMB26 million as a result of new hiring and wage inflation. Rental costs of our sales offices increased by RMB2.7 million as a result of increases in both rental rates and total space rented. Meeting and business development expenses increased by RMB7.1 million to support the business growth. However, our marketing expenses decreased primarily due to reduced spending on offline advertising and advertising productions, which decreased by RMB10.4 million. As a percentage of our net revenues, our sales and marketing expenses decreased from 48.5% for the fiscal year ended June 30, 2012 to 47.2% for the fiscal year ended June 30, 2013 because (i) our growth in revenues outpaced our increase in expenditures on employee compensation and sales force expansion; and (ii) we lowered our offline advertisement production due to a change in advertising strategy. Our sales and marketing expenses for the fiscal year ended June 30, 2013 included share-based compensation expense of RMB1.6 million, compared to RMB1.7 million for the fiscal year ended June 30, 2012.

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General and Administrative Expenses. Our general and administrative expenses consist primarily of salaries, benefits and share-based compensation for our general and administrative personnel, general office expenses and fees as well as third-party professional services fees. Our general and administrative expenses increased by 12.3% from RMB152.8 million for the fiscal year ended June 30, 2012 to RMB171.5 million (US$27.6 million) for the fiscal year ended June 30, 2013. Our general and administrative employee compensation increased by RMB6.6 million, due to wage inflation and headcount addition for the fiscal year ended June 30, 2013. The professional services expenses increased by about RMB9.8 million for the fiscal year ended June 30, 2013 mainly due to the expense-off of third-party professional fees incurred for auditors and consultants. Depreciation and rental expenses increased by RMB4.6 million related to servers and software purchased and office expansion for the fiscal year ended June 30, 2013. As a percentage of net revenues, our general and administrative expenses increased from 19.8% for the fiscal year ended June 30, 2012 to 20.2% for the fiscal year ended June 30, 2013, primarily due to the increase in our professional services expenses and depreciation resulting from increased investments in technology infrastructure. Our general and administrative expenses for the fiscal year ended June 30, 2013 included share-based compensation expense of RMB3.9 million, compared to RMB6.2 million for the fiscal year ended June 30, 2012.

Interest Income. Our net interest income decreased from RMB15.3 million for the fiscal year ended June 30, 2012 to RMB14.7 million (US$2.4 million) for the fiscal year ended June 30, 2013, primarily due to increases in investment income from short-term wealth management products, offset by higher interest expense and bank charges incurred by our bank borrowings. Such short-term wealth management products are principal-protected products with floating or fixed interest rates ranging from 3.0% to 5.5% per annum, and have maturities shorter than three months.

Income Tax Expense. Our income tax expense increased by 132.8% from RMB30.2 million for the fiscal year ended June 30, 2012 to RMB70.4 million (US$11.3 million) for the fiscal year ended June 30, 2013. Our effective tax rate for the fiscal year ended June 30, 2013 increased to 31.1% compared with 15.0% for the fiscal year ended June 30, 2012. The increase in the income tax expense was primarily due to the accrual of RMB22.4 million as withholding tax associated with the cash dividends by Beijing Wangpin to Zhaopin Limited, and the recognition of valuation allowances for certain VIEs, whose future economic benefits are not sufficient to recover the deferred tax assets already recognized.

Net Income. As a result of the above, we recorded net income of RMB155.9 million (US$25.1 million) for the fiscal year ended June 30, 2013, compared to net income of RMB170.7 million for the fiscal year ended June 30, 2012.

Selected Quarterly Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated quarterly results of operation for each of the ten quarters in the period from October 1, 2011 to March 31, 2014. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited condensed consolidated quarterly results of operation includes all adjustments that we consider necessary for a fair presentation of our operating results for the periods presented. Our historical results for any particular period are not necessarily indicative of our future results.

	For the three months ended
	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(in thousands of RMB)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Online recruitment services	170,537	170,399	186,304	191,468	187,183	179,393	191,798	192,050	205,929	203,593
Campus recruitment services	28,200	18,743	5,780	2,996	28,918	20,775	14,618	12,108	40,004	26,025
Assessment services	6,989	2,153	5,331	4,370	9,992	9,292	9,086	9,855	14,444	16,660
Other human resource related services	15,443	13,287	8,741	12,139	8,493	8,535	10,564	12,168	14,459	9,420

Total revenues	221,169	204,582	206,156	210,973	234,586	217,995	226,066	226,181	274,836	255,698
Less: Business tax and surcharges	(12,888)	(12,111)	(12,327)	(12,224)	(12,325)	(9,699)	(7,545)	(6,062)	(5,730)	(5,180)

Net revenues	208,281	192,471	193,829	198,749	222,261	208,296	218,521	220,119	269,106	250,518
Cost of services (1)	(18,384)	(18,535)	(11,560)	(12,950)	(20,051)	(18,346)	(16,184)	(15,622)	(31,975)	(24,950)

Gross profit	189,897	173,936	182,269	185,799	202,210	189,950	202,337	204,497	237,131	225,568

Operating expenses:
Sales and marketing expenses(1)	(97,612)	(99,379)	(88,671)	(91,777)	(107,737)	(97,350)	(102,986)	(99,055)	(129,594)	(121,164)
General and administrative expenses(1)	(39,460)	(39,372)	(43,412)	(39,849)	(42,859)	(49,728)	(39,102)	(52,558)	(52,767)	(53,166)

Total operating expenses	(137,072)	(138,751)	(132,083)	(131,626)	(150,596)	(147,078)	(142,088)	(151,613)	(182,361)	(174,330)

Income from operations	52,825	35,185	50,186	54,173	51,614	42,872	60,249	52,884	54,770	51,238
Other (expenses)/income:
Foreign currency exchange loss	(15)	(4)	8	4	(11)	(4)	(17)	(6)	(10)	1,688
Interest income, net	3,370	4,338	4,792	4,883	4,686	2,862	2,241	2,990	1,395	1,239
Other income, net	(135)	(18)	798	2,762	37	232	(276)	1,993	(994)	865

Income before income tax expenses	56,045	39,501	55,784	61,822	56,326	45,962	62,197	57,861	55,161	55,030
Income tax expenses	(6,519)	(7,441)	(10,508)	(12,189)	(11,105)	(23,033)	(24,066)	(9,777)	(15,134)	(13,051)

Net income	49,526	32,060	45,276	49,633	45,221	22,929	38,131	48,084	40,027	41,979

Note:
(1)	Share-based compensation expenses were allocated to cost of services and operating expenses as follows:

Cost of services	95	118	118	124	25	50	40	34	28	22
Sales and marketing expenses	105	770	767	812	164	315	264	224	185	148
General and administrative expenses	1,859	1,565	1,423	1,314	918	731	948	9,762	3,403	9,137

We have experienced year-on-year growth in our quarterly total revenues in the ten quarters covering the period from October 1, 2011 to March 31, 2014. During these quarters, the growth in online recruitment services was mainly driven by the increases in the number of unique customers using our services. The number of unique customers was 130,457, 141,952, 151,521, 151,449, 147,335, 164,730, 182,472, 190,362, 194,397 and 218,877 in each of the ten quarters from October 1, 2011 to March 31, 2014, respectively. Campus recruitment services revenues exhibited seasonal fluctuation, but maintained strong overall growth momentum during these periods. The revenue growth of our assessment services was primarily driven by an increase in demand for such service to meet the evolving needs of our customers to assess the personality and competence of job candidates and existing employees. Revenue from other human resources related services declined in the period from October 1, 2011 to March 31, 2013 as we strategically exited non-core print related business, but it rebounded in the fourth quarter of fiscal year of 2013, because we rolled out new service lines such as offshore recruiting services and corporate training services.

Our gross profits have grown steadily in line with the growth in our revenues during these quarters. Our gross margins exhibit seasonal fluctuation, affected by the revenue mix of our services lines, which have different gross margin.

Our operating expenses generally peaked at the second quarter of each fiscal year because we stepped up our advertising and sales promotion activities, expanded our sales force, and increased supporting headcounts in these quarters to prepare for the upcoming high season for recruitment activities. Overall, our operating expenses in absolute amounts increased from October 1, 2011 to March 31, 2014, which is in line with the revenue growth. Payroll and related expenses increased over the ten quarters due to headcount addition and compensation increase. We incurred more rental expenses quarter by quarter mainly due to the newly added offices across the country. Depreciation of property and equipment also contributed to the growth of the operating expenses, as a result of our continuous investment in technology infrastructure.

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online recruitment services and campus recruitment services. We generally generate less revenue during the national holidays in China due to the slowdown of business and reduced customer activities during the holidays, especially online recruitment services revenues. And we have observed that our campus recruitment revenues and assessment revenues are typically higher in the second quarter of each fiscal year, which is the college graduation season and peak season for campus recruitment events as well as assessment events. During seasonal peak periods, demand for recruitment advertising and other human resource related services may or may not rise significantly depending on the needs of customers as well as their perceptions of the job market. In addition, employers’ spending in China has historically been cyclical, reflecting the overall economic conditions as well as the demand for human resource services and recruitment patterns of employers. While this seasonality of our business has not been quite apparent historically due to the rapid growth in revenues that we experienced in recent years, we may experience reductions in growth on a successive quarter basis due to these seasonal factors or due to other factors.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. In the future, we may rely on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There are restrictions on the dividends and other distributions by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries such as Zhilian Wangpin and Beijing Wangpin may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Furthermore, cash transfers from our PRC subsidiaries and consolidated affiliated entities to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to our Corporate Structure—Governmental control of currency conversion may affect the value of your investment.”

In the fiscal year ended June 30, 2013, we entered into the following three bank loan facilities, or the 2013 Facilities, with three banks respectively. All three of the 2013 Facilities were entered into to fund the repurchase of Series E preferred shares from Macquarie Zhaopin Holdings Limited in 2013. The three 2013 Facilities are summarized as follows:

On January 31, 2013, we entered into a one-year loan facility agreement, or the 2013 Facility 1, under which we can borrow up to US$40 million at a floating interest rate of 1.5% above one, two or three months London Interbank Offered Rate, LIBOR, collateralized by pledged time deposits of RMB258 million. In February 2013, we drew down US$35 million under this facility.

On February 4, 2013, we entered into an 18-month bank loan facility agreement, or the 2013 Facility 2, under which we can borrow up to US$13 million at a floating interest rate of 1.25% per annum above one month LIBOR, collateralized by pledged time deposits of RMB90.1 million. In February 2013, we drew down US$13 million under this facility.

On February 14, 2013, we entered into an 18-month bank loan facility agreement, or the 2013 Facility 3, under which we can borrow up to US$20 million at a floating interest of 1.75% per annum above three months LIBOR, collateralized by pledged time deposits of RMB138.6 million. In February 2013, we drew down US$20 million under this facility.

The aggregate drawdown under all three of the 2013 Facilities was US$68 million, and was used for the sole purpose of repurchasing Series E preferred shares from Macquarie Zhaopin Limited in 2013.

The 2013 Facilities contained various covenants or restrictions, which are no longer applicable as of the date of this prospectus since we repaid or renewed the 2013 Facilities as discussed in detail below.

In 2014, we refinanced the US$35 million then-outstanding balance under the 2013 Facility 1 with the loan proceeds from our 2014 Facility 2 as described in detail below, bridged by the cash dividend we received. In October 2013, we received cash dividend from our joint venture in the amount of RMB201.7 million after withholding tax. With the approval by relevant PRC authorities, this RMB dividend was remitted to our bank account in Hong Kong and was subsequently converted into US$33.4 million in Hong Kong, where there is no approval requirement for foreign currency conversions. The purpose of such US$33.4 million dividend was to declare and pay dividends to our shareholders. In order to reduce financing cost, however, we applied such US$33.4 million as an interim measure to refinance the 2013 Facility 1 in January 2014. After the repayment of the 2013 Facility 1, we entered into a new two-year bank loan facility agreement, or the 2014 Facility 1, with the same bank in February 2014, under which we can borrow up to US$21 million at a floating interest rate of 2.95% per annum above three months LIBOR. As of the date of this prospectus, we have made three drawdowns totaling US$21 million under this facility with maturity dates ranging from April 2015 to June 2015. In February and March 2014, we used proceeds from the 2014 Facility 1 to repay the outstanding balance of US$20 million under the 2013 Facility 3.

Following such repayment, we entered into a new loan facility agreement with the same bank, or the 2014 Facility 2, under which we can borrow up to US$20 million and RMB85 million at the floating interest rates of 1.25% per annum above LIBOR and 1.25% per annum above the bank’s cost of funds, respectively. As of the date of the prospectus, we have made drawdown of US$20 million and RMB85 million under the 2014 Facility 2 due in March 2016. The proceeds from the 2014 Facility 2 was used to replace the bridging finance arising from the US$33.4 million cash dividend from Beijing Wangpin, which was principally to be used for the payment of the US$24 million cash dividend to our shareholders in April and May 2014, with the remainder used to fund an acquisition.

In May 2014, we renewed the 2013 Facility 2 by increasing the facility limit from US$13 million to US$18 million. This renewed bank loan facility, or the 2014 Facility 3, is available to us until April 30, 2016, at a floating interest rate of 1% per annum above one month LIBOR. As of the date of this prospectus, the outstanding balance under this facility remains at US$13 million.

The agreements of our 2014 Facilities do not contain financial covenants or restrictions , except that the proceeds shall not be used or reinvested in China.

Although our time deposits to collateralize the loans exceeded the loan amounts, we entered into the above facilities due to the following considerations:

•	Our time deposits in China earn high interest returns, effectively lowering our financing costs for the loan facilities and improving our capital efficiency;

•	The transfer of cash out of our PRC subsidiaries in the form of dividends is subject to a 10% withholding tax; and

•	The amount of dividends that our PRC subsidiaries can declare and pay is limited to the retained earnings of the respective subsidiary under PRC law.

As of the date of this prospectus, US$54 million of the aggregate outstanding principal amount under our existing loan facilities is denominated in U.S. dollars. We plan to repay our bank loans upon maturities. However, we may utilize a portion of the proceeds from this offering for a partial early repayment, with the remaining amount to be repaid with dividends from our PRC subsidiaries. Our PRC subsidiaries are permitted to pay dividends to us out of their retained earnings, which can be freely converted into U.S. dollars once received in our overseas bank accounts. Apart from the cash dividend from Beijing Wangpin to us in October 2013, our PRC subsidiaries have not paid any dividends to us as they need to retain capital to fund business operations and to prepare for growth of the business. We paid dividends in the total amount of US$24 million to our shareholders in April and May 2014 and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.

Our principal uses of cash were for operating activities, primarily employee compensation, advertising expenses and rental expenses. As of March 31, 2014, we had RMB548.8 million (US$88.3 million) in cash and RMB335.0 million (US$53.9 million) restricted cash, time deposits and restricted time deposits. Our PRC subsidiaries and consolidated affiliated entities, in the aggregate, held RMB542.0 million (US$87.2 million) in cash as of March 31, 2014.

The table below sets forth our cash and cash equivalents as of the dates indicated:

	As of
	June 30,		March 31,
	2012	2013	2014
	(in thousands)
			(unaudited)
Cash located outside of the PRC:
US$	3,595	2,494	1,110
RMB	—	—	—

Cash located in the PRC (denominated in RMB and subject to currency conversion control):
Held by wholly foreign owned enterprise	7,741	4,457	2,847
Held by joint venture	566,203	336,232	532,506
Held by consolidated affiliated entities	19,350	11,101	4,856

Cash located in the PRC (denominated in US$):
Held by wholly foreign owned enterprise	286	286	286
Held by joint venture	—	—	—
Held by consolidated affiliated entities	—	—	—

Total cash and cash equivalents (denominated in US$)	3,881	2,780	1,397

Total cash and cash equivalents (denominated in RMB and subject to currency conversion control)	593,294	351,790	540,209

Our revenue collection arrangements provide us with protection from third-party credit risk and improve the predictability of our cash position. We generally receive payments for our online recruitment services prior to or soon after we provide such services, although we may offer credit terms to selected customers on a case-by-case basis.

We believe that our current and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may require additional cash due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. According to SAFE regulations, our PRC subsidiaries, including our joint venture, are prohibited from using Renminbi converted from the proceeds of this offering to establish new subsidiaries or acquire an equity interest in other entities in China because their business licenses do not specifically authorize equity investments. As a result, if our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks. See “Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries’ business licenses do not specifically authorize equity investments and, as a result, we are prohibited from using Renminbi converted from foreign currency denominated capital to establish new subsidiaries, increase the registered capital of our current subsidiaries or to invest in other companies in China.” Currently, we have no plans to seek external funding.

The following table sets forth a summary of our cash flows for the periods indicated:

	Fiscal years ended June 30,			Nine months ended March 31,
	2012	2013		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)	(unaudited)
Net cash provided by operating activities	256,143	306,290	49,271	238,738	239,915	38,594
Net cash used in investing activities	(24,523)	(552,124)	(88,817)	(549,676)	153,161	24,638
Net cash (used in)/provided by financing activities	—	(2,277)	(366)	(2,277)	(214,432)	(34,495)
Effect of change in exchange rate on cash	(555)	(783)	(126)	(268)	1,213	196
Net increase/(decrease) in cash	231,065	(248,894)	(40,038)	(313,483)	179,857	28,933
Cash, beginning of the period	386,775	617,840	99,388	617,840	368,946	59,350
Cash, end of the period	617,840	368,946	59,350	304,357	548,803	88,283

Operating Activities

Net cash used in or provided by operating activities consisted primarily of our net income or loss as adjusted by share-based compensation expenses, depreciation of equipment and other non-cash adjustments, and further adjusted by changes in assets and liabilities, such as deferred revenues, accounts receivable and accrued salaries and welfare payable.

Net cash provided by operating activities was RMB239.9 million (US$38.6 million) for the nine months ended March 31, 2014. This amount was primarily attributable to net income of RMB130.1 million (US$20.9 million) and the key items to reconcile net income to net cash provided by operating activities for the nine months ended March 31, 2014 primarily included an add-back of non-cash expenses related to share-based compensation expenses of RMB22.9 million (US$3.7 million), depreciation of property and equipment of RMB12.9 million (US$2.1 million) and interest expense of RMB9.3 million (US$1.5 million). Additional factors affecting operating cash flow for the nine months ended March 31, 2014 included an increase in deferred revenues of RMB77.6 million (US$12.5 million) and an increase in salaries and welfare payable of RMB0.8 million (US$0.1 million), partially offset by an increase in other current assets of RMB25.5 million (US$4.1 million).

Net cash provided by operating activities amounted to RMB306.3 million (US$49.3 million) in the fiscal year ended June 30, 2013, compared to RMB256.1 million in the fiscal year ended June 30, 2012. This increase was primarily due to the increase in our net revenues from RMB772.9 million for the fiscal year ended June 30, 2012 to RMB847.8 million (US$136.4 million) for the fiscal year ended June 30, 2013, primarily driven by growth in revenues from our online recruitment services and assessment services. The key items to reconcile net income to net cash provided by operating activities for the fiscal year ended June 30, 2013 primarily included an add-back of non-cash expenses related to deferred tax expenses of RMB22.4 million (US$3.6 million) related to PRC withholding tax on undistributed earnings of our joint venture, depreciation of property and equipment of RMB14.6 million (US$2.4 million) on increased capital expenditures, and share-based compensation of RMB5.7 million (US$0.9 million). Additional factors affecting operating cash flow for the fiscal year ended June 30, 2013 included primarily an increase in deferred revenues of RMB38.2 million (US$6.1 million), mainly because we usually receive cash upfront from customers for our online recruitment and print advertising services and recognize such advances as revenue over the contract service period, an increase in taxes payable of RMB29.5 million (US$4.7 million) mainly due to the VAT reform and an increase in accrued expenses and other current liabilities of RMB16.6 million (US$2.7 million).

Net cash provided by operating activities amounted to RMB256.1 million for the fiscal year ended June 30, 2012. The key items to reconcile net income to net cash provided by operating activities for the fiscal year ended June 30, 2012 primarily included an add-back of non-cash expenses related to depreciation expenses of

RMB11.1 million, share-based compensation expenses of RMB8.3 million and amortization expenses of RMB1.2 million, partially offset by deferred tax benefits of RMB9.2 million resulting from the reversal of valuation allowances. Additional factors affecting operating cash flow for the fiscal year ended June 30, 2012 included primarily an increase in deferred revenues of RMB62.5 million and an increase in accrued expenses and other current liabilities of RMB16.8 million, partially offset by an increase in prepayment and other current assets of RMB17.3 million.

Investing Activities

Net cash provided by investing activities in the nine months ended March 31, 2014 was RMB153.2 million (US$24.6 million), primarily due to the proceeds received at the maturity of time deposits in the amount of RMB329.6 million (US$53.0 million) in connection with the repayment of bank loans secured by time deposits, largely offset by the placement of time deposit in the amount of RMB141.0 million (US$22.7 million).

Net cash used in investing activities in the fiscal year ended June 30, 2013 was RMB552.1 million (US$88.8 million), primarily due to the placement of time deposits of RMB519.5 million (US$83.6 million) of which RMB486.7 million (US$78.3 million) were pledged as collateral to certain bank borrowings, cash paid relating to restricted cash of RMB14.9 million (US$2.4 million) and purchase of property and equipment of RMB12.7 million (US$2.0 million).

Net cash used in investing activities in the fiscal year ended June 30, 2012 was RMB24.5 million, primarily due to the purchase of property and equipment of RMB23.5 million and purchase of intangible assets of RMB1.3 million.

Financing Activities

Net cash used in financing activities in the nine months ended March 31, 2014 was RMB214.4 million (US$34.5 million) primarily due to the repayment of bank loans in the amount of RMB335.7 million (US$54.0 million).

Net cash used in financing activities in the fiscal year ended June 30, 2013 was RMB2.3 million (US$0.4 million), primarily attributable to repurchase of preferred shares, offset by proceeds from bank loans. Due to PRC restrictions on currency exchange and dividend distribution, we used the proceeds from bank borrowings to repurchase certain preferred shares from Macquarie Zhaopin Holdings Limited in the amount of RMB423.9 million. See “Related Party Transactions” for more information regarding this transaction.

Net cash used in financing activities the fiscal year ended June 30, in 2012 was RMB0.0.

Capital Expenditures

Our capital expenditures were RMB24.8 million, RMB17.9 million (US$2.9 million) and RMB22.8 million (US$3.7 million) for the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, respectively, primarily related to our purchase of servers, computers, software and other electronic equipments. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2013:

	Payment Due By
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Long-term bank loans	199,308	36,444	162,864	—	—
Advertising commitments(1)	19,222	19,222	—	—	—
Operating leases(2)	45,873	21,734	21,751	2,388	—

Total	264,403	77,400	184,615	2,388	—

(1)	Advertising fees are related to non-cancelable advertising service contracts with our advertising suppliers.
(2)	Operating lease obligations are primarily related to the lease of office space. These leases have terms of one to five years and are renewable upon further negotiation.

Rental expenses for the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014 were RMB30.4 million, RMB34.2 million (US$5.5 million) and RMB28.0 million (US$4.5 million), respectively.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage increases in the consumer price index for December 2011, 2012 and 2013 were 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation to date, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries, including our joint venture, and our consolidated affiliated entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon direct and indirect dividends paid by our subsidiaries and consolidated affiliated entities. If any of our subsidiaries or consolidated affiliated entities or any newly formed subsidiaries or consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries and consolidated entities are permitted to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries consolidated affiliated entities and their subsidiaries, except for our joint venture, are required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve. Our PRC subsidiaries and consolidated entities may also set aside a portion of their respective after-tax profits to fund the employee welfare fund at the discretion of the board of directors or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries or consolidated affiliated entities, as applicable.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our sales contracts are denominated in Renminbi. In addition, we have entered into bank borrowings denominated in U.S. dollar from offshore branches of certain banks for the repurchase of redeemable convertible preferred shares. Those loans are secured by Renminbi deposits in onshore branches of those banks. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$80.8 million from this offering and the Concurrent Private Placement, after deducting underwriting discounts and commissions, the placement fees and the estimated offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option, based upon an assumed initial offering price of US$13.50 per ADS, which is the midpoint of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering and the Concurrent Private Placement into Renminbi, a 10% appreciation of the Renminbi against the U.S. dollar from a rate of RMB6.2164 to US$1.00 as at March 31, 2014 to a rate of RMB5.5948 to US$1.00, will result in a decrease of RMB50.2 million of the net proceeds from this offering and the Concurrent Private Placement. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar, from a rate of RMB6.2164 to US$1.00 to a rate of RMB6.8380 to US$1.00, will result in an increase of RMB50.2 million of the net proceeds from this offering and the Concurrent Private Placement.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest expenses associated with the payment of interest under several of our bank loan facilities that carry floating rates of interest based on LIBOR and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits or short-term wealth management products. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Recently Issued Accounting Standards

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendment requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The disclosure requirements are effective for annual reporting periods beginning after December 15, 2012, and interim periods within those annual periods. The guidance will be applied prospectively. The Group adopted this standard in its annual reporting period ending June 30, 2013. The adoption of this standard does not have a material impact on the Group’s financial position or results of operations.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists, which requires that an unrecognized tax benefit, or portion of an unrecognized tax benefit, be presented as a reduction of a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward. If an applicable deferred tax asset is not available or a company does not expect to use the applicable deferred tax asset, the unrecognized tax benefit should be presented as a liability in the financial statements and should not be combined with an unrelated deferred tax asset. ASU 2013-11 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date, however retrospective application is permitted. The Group is in the process of evaluating ASU 2013-11 and does not expect that it will have a material impact on its consolidated financial statements.

INDUSTRY OVERVIEW

China is the second largest economy in the world as measured by GDP in 2012, with one of the largest working populations. Driven by continued economic growth and favorable macroeconomic trends, the recruitment and career-related services industry in China has grown substantially over the past decade and has reached a considerable size. The online recruitment and career-related services market in particular has demonstrated rapid growth, as it has benefited from the increasing internet and mobile penetration in China and growing acceptance among both employers and job seekers of online recruitment and career-related services.

Recruitment and Career-Related Services Industry in China

China’s economy has been growing rapidly and has undergone a series of structural transformations. As a result of these evolving economic dynamics, China is experiencing a general shortage of skilled and educated workers, which has resulted in significant mismatches in the labor market. This drives the strong and growing demand for recruitment and career-related services.

Strong Economic Growth Creates Job Opportunities

With GDP reaching US$8.2 trillion in 2012, China has become the second largest economy in the world, according to International Monetary Fund. The country’s GDP is forecasted to reach US$12.6 trillion in 2017. This strong economic growth, characterized by continuing urbanization, the transformation into a service-based economy, and the emergence of more small and medium-sized enterprises, or “SMEs,” continues to create strong growth in new job opportunities in China.

Continuing urbanization fuels increase in job opportunities. As China’s economy continues to develop, the labor force has gradually migrated from rural to urban areas due to the increase in employment opportunities and higher compensation offered in those areas. According to the National Bureau of Statistics in China, urban population increased from 302 million in 1990 to 459 million in 2000, and further to 712 million in 2012, representing 53% of the total population in China. However, China’s urbanization rate is still relatively low compared to developed countries such as the United States, where over 80% of its population lives in urban areas. This is especially true in areas outside of tier-one and tier-two cities. As the structural urbanization trends continue, it is expected to drive increased usage of recruitment and career-related services.

Transition to a service-based economy drives demand for educated and skilled workers. Over the last few decades, China’s GDP composition has undergone a structural shift from being agricultural and manufacturing-based to being increasingly service-based. The service-based sectors accounted for 44.6% of China’s GDP in 2012 compared to 31.5% in 1990, according to the China National Bureau of Statistics. The service-based sectors’ GDP contribution surpassed the manufacturing-based sectors for the first time in 2013. As a result of such transformation in the fundamental composition of the economy, there has been a significant mismatch in the labor market as the rapidly increasing demand for white-collar positions, which typically comprise professional, managerial or administrative work, has outpaced the supply of workers who possess the level of education or expertise required for such positions.

Emergence and growth of SMEs promotes demand for labor. As China’s economy continues to liberalize, SMEs are playing an increasingly important role in the country’s development. The number of SMEs in China has increased from approximately 46 million in 2010 to approximately 58 million in 2013 and is estimated to reach approximately 78 million in 2017, according to the iResearch Public Data. The rise of SMEs has extended China’s economic growth beyond the coastal or tier-one and tier-two cities into inland and other cities. GDP growth in areas outside of tier-one and tier-two cities in China outpaced the country average over the past five years. This trend is expected to continue to create new job opportunities and, as a result, bring about growing demand for recruitment and career-related services.

Competition for Educated and Skilled Workers Results in Growing Demand for Recruitment and Career-Related Services

Partly as a result of the changes and trends described above, there has been an increasing general shortage of, and competition for, educated and skilled workers. According to the Ministry of Human Resources and Social Security of China, the ratio of job vacancies to available workers rose from approximately 0.71 in 2001 to approximately 1.10 in the fourth quarter of 2013. A key factor impacting the supply of available workers is the aging of the overall population, which has led to a shrinking workforce. Moreover, the existing education system in China does not provide enough graduates with suitable qualifications to meet the increasing demand for educated and skilled workers. This shortage has led to increased competition for talents in China. Consequently, many employers have begun to take a long term perspective of their employees and are increasingly willing to invest in recruiting and retaining talent. As a result, the recruitment and career-related services sector is expected to continue to grow as employers find it increasingly challenging to identify and recruit the right candidates.

Online Recruitment and Career-Related Services Market

The online recruitment and career-related services market in China has grown rapidly over the past few years, mainly as a result of increasing internet penetration and the growing acceptance of online recruitment and career-related services. The growing popularity of, and evolving user behavior towards, these online services has brought about more comprehensive recruitment and career solutions as well as new entrants into the market.

Increasing Internet and Mobile Internet Penetration

Internet penetration. Internet users in China have grown from approximately 457 million in 2010 to 618 million in 2013, and are expected to reach 850 million in 2017, according to the iResearch Public Data. Significant growth potential remains, as China’s internet penetration rate of 42% in 2012 is still significantly lower than that of the United States and Europe, which was 81% and 71%, respectively, for the same year. The level of internet penetration also varies widely from region to region in China. Internet usage outside of tier-one and tier-two cities is expected to grow rapidly in the coming years.

Mobile internet penetration. The number of mobile internet users in China has also been growing quickly, increasing from approximately 303 million in 2010 to 500 million in 2013, and is expected to further grow to 745 million in 2017, representing a four-year CAGR of 10.5%, according to the iResearch Public Data. The rapid development of 3G and 4G infrastructure, coupled with the rising popularity of smart phones and other mobile devices such as tablets, is expected to further increase mobile internet usage in China. The growing mobile internet usage combined with technological advancements has enabled the proliferation of rich content and more sophisticated applications on mobile devices. This has enabled online recruitment service providers to provide their users with “on the go” access to their services.

The increasing penetration of both internet and mobile internet in China will continue to enable the growing usage of online recruitment and career-related services, as more and more users in China gain access to online career services platforms.

Growing Acceptance of Online Recruitment and Career-Related Services

While print advertising and career fairs have traditionally been the main recruiting channels in China, the emergence of online recruitment and career-related services platforms as a more effective and efficient mode of engagement has changed users’ behavior. According to the iResearch Public Data, the number of job seekers who utilize online recruitment and career-related services in China increased from 78.0 million in 2010 to 94.2 million in 2012 of whom approximately 80.5 million received higher education. Approximately 43% of the students who graduated in 2013 or are scheduled to graduate in 2014 ranked online recruitment websites as their most frequented place for finding a job, according to the iResearch Survey. Meanwhile, the number of employers in China who utilize online recruitment services increased from 1.1 million in 2010 to 1.6 million in 2012.

Number of Job Seekers and Employers in China Using Online Recruitment Services

	2010	2011	2012	2013	2014E	2015E	2016E	2017E
	(in millions)
Employers	1.1	1.3	1.6	2.0	2.5	2.9	3.4	3.9
Job seekers	78.0	87.0	94.2	103.9	115.3	126.8	138.6	150.6

Source: iResearch Public Data

Online recruitment and career-related services address the continually evolving and increasingly sophisticated needs of both job seekers and employers. It has gained, and is expected to continue to gain, popularity over traditional recruiting channels, primarily as a result of significant benefits it offers to both job seekers and employers in terms of convenience, ease-of-use, speed, cost and reach.

Among the existing market players in the online recruitment and career-related services industry, some focus exclusively on recruitment and career-related services, such as 51job, Zhaopin and ChinaHR. According to the iResearch Public Data, Zhaopin ranked first among those players in terms of average daily unique visitors in each month of 2013. Other market players are either general websites which offer recruitment as part of their services, such as 58.com, providers of high-end online recruitment or assessment services, or student-focused social networking websites.

According to the iResearch Public Data, the combined market share of Zhaopin and 51job, the two largest market players increased from approximately 55.6% in 2010 to approximately 61.8% in 2013, an indicator of continued market concentration.

An Evolving Market Prompts the Growth of Sophisticated Recruitment and Career-Related Services Solutions

As a result of the strong demand for educated and skilled workers and the evolving needs of job seekers and employers, recruitment and career-related services providers are expected to provide more sophisticated solutions to meet the market demands.

The need for efficient and effective solutions. Employers are increasingly recognizing the importance of maximizing efficiency and effectiveness of their recruitment and are demanding more sophisticated solutions, such as screening, candidate matching and assessment services. The aggregate nationwide spending on assessment services reached approximately RMB220 million (US$36.3 million) in 2013, representing an increase of approximately 37.5% from RMB160 million (US$26.4 million) in 2012, according to the iResearch Public Data. At the same time, job seekers expect optimized searching and matching functionality to help them identify and secure the relevant job opportunity and maximize their value. This has led to the growing emergence of more sophisticated and advanced job search and matching as well as training services.

Recruitment and career-related services targeted at white-collar workers. In addition, white-collar workers are generally more cautious and selective in managing their career. They tend to prefer recruitment and career-related services providers who understand their different needs based on the particular stage in their career they are at and can therefore, more effectively assist in their career progression. The shortage of labor force has also led to the emergence and growing popularity of various recruitment channels, such as campus and overseas recruitment, in order to access a larger pool of white-collar job seekers.

Placement services customized for overseas returnees. In recent years, China has witnessed an increase in number of overseas Chinese students who wish to return to work in China due to the country’s economic growth. Those job seekers have typically received higher education outside of China. According to the iResearch Public Data, in 2013, approximately 401,000 of them returned to China to find a job and they are referred to as overseas returnees. This number increased from 135,000 in 2010, representing a CAGR of 43.8%, according to the iResearch Public Data. With their unique education background, they may require customized placement services that are different from those for their domestically educated peers, leading to an increasing demand for such services.

BUSINESS

Overview

We are a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. Our zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2013, according to the iResearch Public Data. We are the second largest online recruitment services provider as measured by revenues in 2013, according to the iResearch Public Data. Our over 77 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2013 and the nine months ended March 31, 2014, over 10.5 million and 11.4 million job postings, respectively, were placed on our platform by approximately 250,000 and 274,450 employers, respectively, including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of our users and the resumes in our database attract an increasing number of customers. This in turn leads to more users turning to us as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors.

Since our inception in 1994, we have capitalized on our early-mover advantage as an online career-related services provider to build a leading brand in China. Our “Zhaopin” (“ ”) brand, which means “hire” or “recruit” in Chinese, has contributed to our success. We focus on educated and skilled users, which positions us favorably in industries that contain high percentages of white-collar positions, where there are shortages of skilled labor. We understand the needs of both users and employers and, as a result, our platform is well-positioned to best match users with relevant job opportunities provided by employers.

Benefiting from our strong brand, our leading market position and our focus on industries with high hiring demand, we have achieved significant growth in our operations in recent years, as highlighted by the following data:

•	We had over 1.9 million average daily unique visitors to our websites and mobile applications in the nine months ended March 31, 2014;

•	We had 77.1 million registered users as of March 31, 2014, representing an increase of 18.0% from March 31, 2013;

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Approximately 11.4 million job postings were placed on our online platform by 274, 450 unique customers in the nine months ended March 31, 2014, representing increases of 55.6% and 28.5%, respectively, from the nine months ended March 31, 2013; and

•	Approximately 56.9 million completed resumes were available in our database as of March 31, 2014, representing an increase of 19.0% from March 31, 2013.

We provide a broad range of services, including online recruitment, campus recruitment, assessment and other human resources related services. Through our zhaopin websites and mobile applications, we provide classified job postings and display advertisements, resume access services and other online recruitment and career-related services. We provide our campus recruitment services primarily to customers seeking to recruit college and university students. These services include selecting campuses, organizing recruiting events, collecting and managing resumes and conducting interviews and assessment tests with candidates. We provide online and offline assessment services to assist customers in evaluating capabilities and dispositions of their job candidates and existing employees. Our other human resources related services mainly include executive search.

Our total revenues were RMB889.6 million (US$143.1 million) for the fiscal year ended June 30, 2013 as compared to RMB821.5 million for the fiscal year ended June 30, 2012. Our total revenues were RMB756.7 million (US$121.7 million) for the nine months ended March 31, 2014, representing a 14.0% increase from RMB663.6 million for the same period in 2013. We focus primarily on providing online recruitment services, which are highly scalable and have faster growth and higher gross margin than our offline recruitment services. Revenues from our online recruitment services accounted for 84.3% of our total revenues in both fiscal years ended June 30, 2012 and 2013 and 79.5% of our total revenues in the nine months ended March 31, 2014.

Our Strengths

We believe the following competitive strengths have contributed to our success:

A leading career platform in China

We are a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. Our users are primarily job seekers who use our products and services, and our customers consist mainly of employers who place job postings on our website. We believe we are well positioned to deliver the best outcomes for our users and customers by truly understanding their needs.

We had over 1.9 million average daily unique visitors to our websites and mobile applications in the nine months ended March 31, 2014. Our database contained 56.9 million completed resumes as of March 31, 2014. One completed resume was added to our database approximately every 3.5 seconds on average in the nine months ended March 31, 2014. We served approximately 250,000 and 274,450 unique customers, who posted 10.5 million and 11.4 million job postings on our platform in the fiscal year ended June 30, 2013 and the nine months ended March 31, 2014, respectively. Our core user base consists mainly of active and engaged job seekers at various stages of their careers, many of whom started using our products and services while on campus and continued using them throughout their careers. According to the iResearch Public Data, on average, each of our users visited our website approximately ten times every month in 2013, which was significantly higher than the respective figures of other career-related services websites. Many of our users are experienced and college-educated, who are more likely to be in demand given their qualifications and who typically have higher placement rates into white-collar positions.

We engage our users in a variety of ways, including enabling active job searches, job recommendations based on user profiles and email subscriptions to job opportunities. Our mobile products extend our addressable market by bringing our services and products to users who do not have regular access to computers or prefer to access the internet via their mobile devices. Our mobile products also improve user experience by enabling frequent visits and offering unique services such as location-based positions search and real-time recommendations and notifications. Through our deep engagement with our users, we are able to best match them with the most relevant job opportunities. Our innovative “search, match and recommend” technology enables us to connect our users with the most relevant career opportunities in a fast and effective way. According to the iResearch Survey, 36.6% of the survey participants successfully found a job on our website, the highest percentage among all career-related services websites covered by the iResearch Survey. We also offer additional career-related services that supplement our recruitment services, assist in better matching users with the most relevant job opportunities, and provide us with attractive revenue opportunities.

Highly recognized brand among users

We continually build and improve our brand by delivering meaningful outcomes for users through facilitating the effective matching of users with the most relevant opportunities. Our established “Zhaopin” brand drives strong word-of-mouth referrals and helps us enter new markets or promote new products and services. We were awarded the “2013-2014 China Website Service Biggest Impact Award” and “2013-2014 China Mobile Internet APP Fastest Growth Award” by iResearch, both in the online recruitment website category.

We are ranked first among career-focused websites in China according to a report by the Internet Society of China in July 2013, based on weighted indicators of total revenue, internet traffic and website response time. We are the most well-known destination for career opportunities in China and our website is the most frequently used website for job-search in China, according to the iResearch Public Data. In February 2014, we were also ranked first in the iResearch Survey in the following categories: “most trustworthy information,” “most helpful career advancement website,” “most comprehensive career management services,” “most effective in finding the right job” and “most able to satisfy job seekers’ needs” in China.

As a way of elevating our profile and promoting our brand, we have co-sponsored the China Best Employers Award for the past decade, which surveys and ranks employers in China. At each year’s ceremony, we facilitate events such as panel discussions with award winners moderated by our chief executive officer, which greatly enhances our brand awareness. Our sustained commitment to social responsibility also contributes to a stronger brand. For example, we worked with CCTV on a nationwide “Find a Job” public service campaign to help college graduates look for jobs in June and July 2013. In addition, we take our social responsibilities seriously and strive to contribute to the society, such as providing recruitment services for the disabled.

Large and diversified customer base; nationwide sales and customer services network

In the nine months ended March 31, 2014, we had approximately 274,450 customers, including multinational corporations, small and medium-sized enterprises and state-owned entities. We are particularly focused on industries with significant growth potential and strong ongoing hiring needs, such as real estate, financial services, automotive, education and training and information technology industries. We serve a wide variety of customer needs including traditional domestic recruitment, returnee placement and overseas recruitment in support of international expansion of our China-based customers.

Our growth is supported by our nationwide sales and customer services network. We have a large sales and customer service team with strong recruitment and human resources expertise, local market knowledge and deep understanding of industry verticals to assist us in best serving our customers’ needs. We have also adopted a merit-based compensation system based on a set of performance indicators, such as total revenue generated and number of unique customers acquired and retained, to provide incentives for our sales team to deliver excellent performance. As of March 31, 2014, we employed more than 2,000 sales and account management representatives located in 32 regional offices across China and our headquarter and call center in Beijing. We also use our Beijing call center to acquire and serve customers located in cities where we do not have an office. Our nationwide sales footprint enables us to develop business relationships with customers in targeted local markets and better understand their needs.

Scalable business model with high operating and capital efficiency

Our online focused business model is scalable with high operating and capital efficiency. Our online platform can handle large volumes of additional traffic and business transactions without significant incremental capital expenditures by us. Unlike traditional recruitment businesses, customers and users can add job postings and resumes to our online platform conveniently on a “self-service” basis, thus reducing the need for manual processing and consequently lowering the incremental costs of serving an increasing number of customers and users. Our online recruitment business accounted for 84.3% of our total revenues in both fiscal years ended June 30, 2012 and 2013 and 79.5% of our total revenues in the nine months ended March 31, 2014. Despite the increase in our total revenues as a result of our established market position and strong brand, our capital expenditures as a percentage of net revenues decreased from 3.2% to 2.1% in the fiscal years ended June 30, 2012 and 2013 and to 3.1% in the nine months ended March 31, 2014.

Highly experienced management team backed by a strategic investor with deep industry experience

We benefit from the leadership of a management team with rich operational experience and strong execution capabilities. Our senior managers have extensive knowledge of China’s recruitment and career-related services market, and substantial experience in international companies. Furthermore, we receive strong support from SEEK, Australia and New Zealand’s leading employment website, which also has substantial investments in online recruitment services companies in many regions and countries across Asia, Africa, Mexico and Brazil. SEEK has deep experience in both Australia and globally in developing online employment marketplaces and has developed unique intellectual property and insights to deal with evolving competitive landscapes as well as strategies to assist in growth and expansion. SEEK provides guidance both through our board of directors and dedicated operational resources across areas such as business strategy development, sales and operations, product development and website design and enhancement.

Our Strategies

We aspire to become the largest and most effective career platform in China for users to find relevant job opportunities to progress their career and for customers to find right talents.

To achieve our goals, we plan to pursue the following strategies:

Attract and retain more users through branding and enhanced user experience

We strive to become the destination of choice for educated and skilled users in China and we believe that a key driver in attracting and retaining users is brand awareness and brand loyalty. We plan to improve our brand awareness through targeted marketing campaigns, with a particular focus on social media and career show sponsorship. We will also continue to explore other marketing channels to further enhance our brand awareness.

We plan to further improve the functionality and user experience of our website and evolve our product and technology to deliver better outcomes to our users. This in turn will build brand loyalty and word-of-mouth promotion. We intend to focus on capturing more career-related data such as user’s career interests, education and professional background and user search behavior and then analyze these data to better optimize our search and matching algorithms as well as our job recommendation services so that our users remain informed of opportunities without the need for active searches. We believe this will help maintain engagement of both passive and active job seekers.

Acquire and retain more customers

We plan to acquire and retain more customers through geographic expansion, increased SME penetration, targeted industries penetration and brand loyalty enhancement.

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Geographic expansion. We plan to expand our service offerings to more cities in China, especially in areas outside of tier-one and tier-two cities. In doing so, we will take advantage of our past experience in penetrating new markets, and the operating leverage we have through our significant nationwide footprint of localized sales teams with deep knowledge in targeted industries and recruitment and human resources related expertise.

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Customer base growth. We plan to grow our principal customer base to include an increasing number of small and medium-sized enterprises, which we believe present significant growth opportunities. Our Zhilian iPin product offers flexible pricing with higher levels of customer self-service, which we believe addresses the unique needs of small and medium-sized enterprises, who would otherwise recruit through traditional offline channels given their limited and sporadic hiring needs and sensitivity to price. We believe we will be able to attract more SME customers with products like Zhilian iPin.

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Targeted industries penetration. We intend to acquire new customers from key industry verticals where we are already well established, such as real estate, finance, high-tech, and automotive. We also plan to acquire customers from targeted industry verticals which we have not yet fully penetrated by focusing on delivering customized solutions and services to meet the needs of these customers.

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Customer retention and loyalty. We plan to continue to build customer loyalty by providing key account services to customers who tend to have more sophisticated and industry-specific needs. Our deep understanding about the recruitment and career-related services market combined with our search and matching algorithms could help our customers more effectively identify candidates both in China and from overseas. By improving customer satisfaction, we believe we will further build brand loyalty and increase repeat usage of our website.

Continue to pursue our mobile strategies

We intend to continue to improve our mobile site and applications for mobile devices to attract new users and deepen user engagement. We plan to further promote our mobile platform, which enables on-going connectivity so that our users can access our products and services more frequently and more conveniently. At the same time, we intend to take advantage of the real time job recommendations function on mobile devices to deepen user engagement. In addition, we plan to capitalize on our mobile platform to better penetrate areas outside of tier-one and two cities, where people do not generally have regular access to personal computers, but often have mobile devices with internet connections.

We believe we will also greatly benefit from our continued pursuit of our mobile strategies by deepening our understanding of user needs. Mobile users tend to generate extensive user data as a result of the convenience of our mobile site and applications. We plan to gather and analyze data generated from location based searches and interactions on social media, which are not available on our website platform, to gain valuable insights into user behaviors. We believe we can enhance user experience with more comprehensive understanding of their needs.

Expand our product offerings

We intend to leverage our platform and expand our offerings for both users and customers. For example, we launched our overseas recruitment services in the third quarter of 2013, which focus on helping our China-based customers target, attract and recruit job candidates with overseas educational background and work experience. We have also introduced learning products in cooperation with the Ministry of Labor of China, targeting human resources professionals to provide them with knowledge and qualifications to advance their careers. In addition, we have leveraged our sophisticated user database to provide database marketing services to tutoring and vocational training companies for conducting targeted marketing activities. For users, we will continue to enhance our core “search, match and recommend” technologies, which have enabled users to find relevant career opportunities in a more efficient and effective manner. We believe that extending the breadth and depth of our product portfolio not only provides additional revenue streams but also deepens ongoing user and customer engagement which will build loyalty over time and strengthen our platform.

Pursue strategic investment and acquisition opportunities

In addition to growing our business through internal initiatives, we may pursue strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us expand our geographic coverage within China, further diversify our product offerings and further improve our services across various industry verticals and user segments.

Our Services for Customers

Our customers are predominantly employers, from whom we derive substantially all of our revenues. Our customers include multinational corporations, small and medium-sized enterprises and state-owned entities. Our customers are located in capital cities and coastal metropolitan areas in China as well as areas outside of tier-one and two cities and represent industries with high demand for white-collar workers. We served approximately 250,000 and 274,450 unique customers in the fiscal year ended June 30, 2013 and the nine months ended

March 31, 2014, respectively. During each of the fiscal years ended June 30, 2012 and 2013 and the nine months ended March 31, 2014, no single customer accounted for more than 1% of our total revenues.

By leveraging our large and fast-growing user base, we provide a broad range of products and services to our customers.

Online Recruitment Services

Our online recruitment services are delivered mainly through our zhaopin.com website and primarily include recruitment advertisements, such as classified job postings and display advertisements, resume access services and other online recruitment services.

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Classified Job Postings. We classify job openings into different categories, such as by job location, title, or industry. Users can browse for job openings using these classifications or search for job openings by keywords encoded into such advertisement. As with display advertisements, customers enter into contracts with us to post job openings, the price of which is based on the duration of the contracts, the number of job postings and the number of accessible resumes.

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Display Advertisements. Our display advertisements are primarily delivered in different sizes of graphic banners, buttons and text links on our home page or on pages within certain channels, which represent particular cities and industries. Display advertisements are often used by customers to enhance their brand recognition among users. Customers enter into contracts with us for display advertisements, the prices of which are based on the applicable display period, which typically ranges from one week to three months, the size of the advertisements and the location where the advertisements are displayed.

•	Resume Access. Customers may search our large resume database and download those resumes they are interested in for further evaluation and contact.

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Zhilian iPin is an online recruitment platform through which customers may register with us and post job openings for a one-time fee. After we review and approve the job postings, our users may send their resumes directly to our customers via our Zhilian iPin platform. As compared to our other products, our Zhilian iPin services are generally lower priced and often used by small to medium-sized enterprises.

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Mobile Applications. We have launched mobile applications in order to further enhance the job search experience of our users. Our mobile applications are free to download, and are available on platforms including iOS and Android. Our mobile applications offer substantially all features and functions available on our website in a format more suited for mobile devices. We integrated location-based services, which allow our users to search for job opportunities that are close to them. With users’ permission, our intelligent job-recommending engine can send them push notifications when desirable employment opportunities become available.

Most customers purchase our products and services in packages, which have contributed to a large portion of our revenues to date. Customers can access our display advertisement services through our Recruiter’s Desk platform and use our human resources tools. Recruiter’s Desk is our recruitment management software, which allows our customers to post job openings online, search our resume database, update recruitment advertisements, select and track resumes or otherwise manage the recruitment process with the assistance of human resources tools. Our Recruiter’s Desk platform comes in both comprehensive and simplified versions. In addition, we provide Recruiting Companion, a value-added service that includes resume screening, interviews, recruitment analysis and strategy, online and offline job postings, detailed day-to-day execution of recruitment plans and candidate recruitment on behalf of our customers.

Our contract terms typically require customers to pay us the full price for all services purchased within five days of entering into a contract for online recruitment services, although we may offer credit terms to selected customers on a case-by-case basis.

Campus Recruitment Services

We provide campus recruitment services to our customers seeking to recruit university students, including selecting campuses, organizing recruiting events, collecting and managing resumes and conducting interviews and assessment tests with potential candidates. Customers purchase our campus recruitment services through contracts. Our contracts typically require customers to make up front payments upon signing the contract and to make the remaining payment when we complete the campus recruitment activities within a specified period. To provide campus recruitment services, we engage third-party vendors to provide certain services, such as poster design and printing, site rental, student interviews and examination, on a contractual basis. Costs of such third-party services vary from city to city and from customer to customer, due to different employer requirements, our negotiation position and other conditions.

In addition, we work with the career offices of our university customers to provide on-going career-related services to their students, including career path design and resume and interview workshops, throughout the duration of their academic programs.

Assessment Services

We provide both online and offline assessment services to assist customers in evaluating capabilities and dispositions of their job candidates and existing employees. Online assessment services are provided through an online assessment platform. Customers are granted with access to the online assessment with a predetermined service fulfillment period, which normally ranges from three months to one year. Offline assessment services include planning, organizing assessment events, and summarizing assessment results.

Other Human Resources Related Services

We also provide value-added recruitment services to employers, including:

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Executive Search. We provide executive search services typically to employers seeking to fill mid-level professional, managerial and junior executive positions. Our fees are typically 20% to 30% of a candidate’s annual compensation. We also provide executive search on a retainer basis. In the event that a candidate resigns or is terminated prior to the end of the contractual probation period, we are usually obligated to search for a replacement at no additional fee until achieving successful employment beyond the probation period. Over the years, we have developed our own resume and job opening database for our executive search services. Unlike the database for our online recruitment services, job openings in our executive search database are not available to the general public.

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High-end Employment. In October 2013, we launched Highpin, www.highpin.cn, which targets the high-end employment market. On “highpin”, we only post employment positions with annual salaries of RMB100,000 or more, covering industries including information technology, financial services, real estate, automotive and consumer products. Highpin attracts individual recruiters to recommend high-end job opportunities to potential candidates who typically hold professional or managerial positions. These job opportunities attract a large number of high-end users to create professional profiles on our platform, which are accessible by recruiters and employers. Highpin focuses on providing different products and services to recruiters, job seekers and employers, including personalized job position recommendation, profile evaluation, rating system, resume and job posting management and job search. We believe the high-end employment market in China has significant growth potential, and we can capitalize on our experience to tap into the high-end market. In order to build a large user and customer base and establish the brand name for Highpin, we plan to promote Highpin separately and charge relatively lower fees for a period of time.

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Other Value-Added Services. Our other value-added services include print advertising, corporate training and publishing research reports on salary and compensation and job search trends as well as other useful information tailored for human resources professionals.

Our Services for Users

The majority of our services provided to our users are free. Users can post their resumes for free on our website and search job postings using keywords or based on a number of criteria, including city of employment, industry, job function, job title and job posting date. As of March 31, 2014, we had 56.9 million completed resumes in our database, and with more than 24,600 newly completed resumes added to our database on average on a daily basis for the nine months ended March 31, 2014. We regularly update our website with relevant career management content relating to topics such as job searching, training and salary advice, which helps attract more users to visit our platform and upload their resumes.

Services we currently provide to users include:

•	tips on preparing and updating resumes at our resume center at my.zhaopin.com;

•	information available on our mobile applications and our high-end job site, www.highpin.cn;

•	short message services, which provide users with interview reminders and job openings through their mobile phones for a fee; and

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interview tips, research reports on job search trends and compensation, which is available at weibo.com, the increasingly popular Chinese social networking service provider that is similar to Twitter and operated by Sina Corporation.

We strive to provide up-to-date information to our users. To ensure job postings are current and up to date, we systematically remove job postings posted by customers whose contracts with us have expired. We also regularly remove from our website job postings that we determine to be disingenuous or illegitimate based on user complaints. We believe we are in compliance with the applicable PRC laws and regulations on data protection. Our internal policy requires our employees not to disclose personal data of any user to any third party without such user’s consent, except as required by applicable law.

Sales and Marketing

Sales and Support

We rely on our large sales team of more than 2,000 sales and account management representatives to sell our products and services through a nationwide sales office network spanning 33 cities across China as of March 31, 2014. Our team is equipped with specialized human resources expertise and knowledge in different industry verticals, particularly the real estate, financial services, automotive, education and training and information technology industries. Such expertise and knowledge helps our sales personnel understand customer needs and assist them in developing their recruitment strategies. We operate a call center in Beijing, which provides customer support services and reaches out to potential customers, including those located in cities where we do not already have an office. This sales structure allows us to quickly expand into new markets, in particular, areas outside of tier-one and two cities.

We adopt a merit-based compensation system for our sales team, which incentivizes our sales team to deliver superior performances. The compensation for our sales personnel includes base salary and merit-based incentives that are based on a set of performance indicator, such as total revenue generated and numbers of unique customer accounts acquired and retained, to provide incentives for our sales team to deliver excellent performance. We provide regular in-house and external education and training to our sales team to improve their sales skills, industry knowledge and understanding of our products and services.

Branding and Marketing

We believe brand recognition is important to our ability to attract users. Since our establishment in 1994, we have developed one of the most recognized brands in the online recruitment services market in China, according to the iResearch Survey. We believe our leading brand and market position in China’s online recruitment sector provides us with a competitive advantage in attracting more job seekers and employers and strengthening our brand affinity, which serves as an entry barrier for potential competitors.

We have engaged in both online and offline marketing activities to promote our brand, including search engine marketing, display advertisements and sponsoring TV programs on job search and career management. For example, we sponsored career-themed reality TV shows that helped to establish our credibility in the recruitment services market. We also sponsored a nationwide “Find a Job” public service campaign with CCTV to help college graduates look for jobs in June and July 2013. In addition, we take our social responsibility seriously and strive to contribute to society, such as providing recruitment services for the disabled.

We are committed to continuously improving the quality of our services, because we believe satisfied users and customers are more likely to recommend our services to others, making it more difficult for competitors to replicate our success. We also plan to continue to segment our market in different dimensions, such as market size and our competitive position in the local markets, which we believe will allow us to adopt different marketing strategies that are tailored specifically for each segment, lower the overall costs of user acquisition and retention, and increase our market share.

Competition

We face competition in our various lines of services from direct competitors such as 51job.com, as well as from local job-search websites. Other large internet companies, social networking services websites and generalist classified advertisement websites have also entered the market for online recruitment services. In addition, we face competition from professional networking websites and existing participants in the offline recruitment industry who may develop online recruitment services and products.

Although the barriers to entry for establishing many types of internet-based businesses are low, we believe that certain key features in our online recruitment business, together with our scale and market position in China, make it difficult for competitors to grow quickly and compete successfully against us. Specifically, we believe that our brand name in China’s online recruitment industry, the size and growth rate of our databases of job seekers and job postings, our customer relationships and in-depth knowledge of the online recruitment sector and our ability to offer a variety of complementary, value-added services to customers provides us with a significant advantage over our competitors.

Product Development

As of March 31, 2014, our services were supported and enhanced by a team of 146 experienced and dedicated product development employees, including many with in-depth knowledge of information technologies and online recruitment. Our product development team is responsible for product innovation, user experience improvements, search engine optimization, recruitment website or web page design for customers and display advertisements. We have been able to develop innovative and effective products and services to meet the evolving needs of customers and users, and we plan to continue to strengthen our product development function.

Technology and Intellectual Property

We own the domain names, copyrights, trademarks and other intellectual property in relation to the design and content of our website, other than advertisements, trademarks and other intellectual properties provided by customers. We rely on trademark, copyright, patent and trade secret laws, and confidentiality and non-competition agreements entered into with relevant third parties to protect our intellectual property rights.

As of the date of this prospectus, we hold 61 registered trademarks and 32 computer software copyrights in China. We have registered seven domain names, including our main website domain name zhaopin.com.

Employees

As of March 31, 2013 and 2014, we had a total of 3,134 and 3,534 employees, respectively. The following table sets forth the number of employees as of March 31, 2014.

	Number of Employees	% of Total
Sales and Account Management	2,047	57.9%
Operations and Customer Services	591	16.7%
General and Administrative	368	10.4%
Research, Product Development and Information Technology	289	8.2%
Executive Search	88	2.5%
Campus Recruitment	79	2.2%
Marketing	72	2.1%

Total	3,534	100.0%

Among our 3,534 employees as of March 31, 2014, we had 1,058 employees located in Beijing and the remaining located in other cities in China.

We plan to hire additional employees as we expand our business. We believe that we have maintained and will continue to maintain a good working relationship with our employees and we have not experienced any material labor disputes.

We are required under PRC laws and regulations to participate in a government mandated defined contribution plan for our full-time employees, pursuant to which we provide social welfare benefits, such as pension, medical care, unemployment insurance and employee housing fund.

Facilities

Our principal executive offices are located in Beijing and we conduct our business through regional offices located in 32 cities across China. We currently lease approximately 43,004 square meters of office space. We have satisfactory leaseholds for our headquarters in Beijing, where most of our employees are located, but some of our leased properties outside Beijing may be defective. See “Risk Factors—Risk Factors Related to Our Businesses and Industry—Some of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.”

Legal Proceedings

As of the date of this prospectus and to our knowledge, we are not subject to any material legal proceeding, regulatory inquiry, investigation or sanction that is likely to have a material adverse effect on our business, cash flows, financial condition or results of operation. From time to time, we may become subject to legal actions, investigations and claims incidental to the conduct of our business.

REGULATION

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulation Relating to Human Resources Services

The principal regulation governing ownership of human resources services companies in China is the Interim Regulations on the Administration of China-Foreign Equity Joint Venture as Human Resources Agencies, jointly promulgated by the PRC Ministry of Personnel (which has been reorganized into the PRC Ministry of Human Resources and Social Security), the PRC Ministry of Commerce, or MOFCOM, and the PRC State Administration for Industry and Commerce, or SAIC, in September 2003, and amended in May 2005. Under this regulation, the percentage of foreign ownership of the equity interest in a foreign-invested human resources services company cannot be less than 25% or more than 49%, unless the foreign investor is from the Hong Kong Special Administrative Region of the PRC or the Macao Special Administrative Region of the PRC, in which case foreign ownership of up to 70% of the equity interest is permitted.

On November 16, 2007, the PRC Ministry of Personnel, MOFCOM and SAIC jointly promulgated the supplementary provisions of the Interim Regulations on the Administration of China-Foreign Equity Joint Venture as Human Resources Agencies. According to the supplementary provisions, there are no restrictions on the percentage of foreign ownership on the investors from the Hong Kong Special Administrative Region of the PRC or the Macao Special Administrative Region of the PRC. Investors from the Hong Kong Special Administrative Region of the PRC and the Macao Special Administrative Region of the PRC are permitted to own 100% of the equity interest in a foreign-invested human resources agency.

Human resources services companies in China are mainly regulated by the Ministry of Human Resources and Social Security of the PRC. The principal regulation applicable to human resources services companies is the Regulations on Administration of Human Resource Markets, jointly promulgated by the PRC Ministry of Personnel and SAIC on September 11, 2001 and amended on March 22, 2005. Under this regulation, any entity providing human resource services in China must obtain a human resources services license from the local Administration of Personnel.

We have been advised by Commerce & Finance Law Offices, our PRC legal counsel, that we may continue to operate our human resources related services through Beijing Wangpin, our joint venture, under the current equity structure because Beijing Wangpin was set up in 2000 when there was no limitation on the percentage of foreign investment and received its human resources services license prior to 2003. The current human resources services license is valid for three years and will not expire until March 31, 2016 and may be subsequently renewed with the relevant authorities.

Regulation Relating to Advertising Business

Foreign Ownership in Advertisement Business

The principal regulations governing foreign ownership in advertising businesses in China include:

•	The Foreign Investment Industrial Guidance Catalog;

•	The Administrative Regulations on Foreign-Invested Advertising Enterprises; and

•	The Circular Regarding Investment in the Advertising Industry by Foreign Investors through Equity Acquisition.

These regulations allow foreign entities with a minimum track record of two years in the advertising industry outside China to conduct advertising business in China by entering into joint ventures with PRC persons. In addition, since December 2005, foreign investors with a minimum track record of three years in the advertising industry outside China are permitted to directly own a 100% interest in advertising companies in China. PRC laws, rules and regulations do not permit the transfer of any approvals or licenses, including business licenses containing a scope of business that permits engagement in the advertising business.

Business License for Advertising Companies

The principal regulations governing advertising in China include:

•	The Advertising Law;

•	The Administration of Advertising Regulations; and

•	The Implementation Rules for the Administration of Advertising Regulations.

These regulations stipulate that companies that engage in advertising activities in China must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Further, the PRC advertising laws and regulations set forth certain requirements for advertisements in China, including among other things, prohibitions on false or misleading content, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with the applicable PRC laws and regulations. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for all advertisements and verify that such screening has been performed and that approval has been obtained. Furthermore, there are no implementing rules or official interpretations on how the truth and accuracy of advertisements are determined, and such a determination is at the sole discretion of the relevant local counterparts of SAIC. This results in uncertainty in the application of these laws and regulations. In the event of any violation, advertising operators and advertising distributors may all be subject to penalties, including but not limited to, fines, confiscation of advertising incomes, orders to cease dissemination of advertisements, suspension of business for rectification or even the revocation of the business license or advertising operating license. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

As of the date of this prospectus, we have four subsidiaries and consolidated affiliated entities engaging in advertising business, each of which has obtained from SAIC or its local branches a business license that specifically includes operating an advertising business within its business scope. These entities are: Harbin Zhilian Wangcai Advertising Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd., Beijing Zhilian Sanke Human Resources Service Co., Ltd., and Guangdong Zhilian Cultural & Media Co., Ltd.

Regulation Relating to Value-Added Telecommunications Services

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

The PRC Telecommunications Regulations implemented on September 25, 2000 set out a regulatory framework for telecommunications services providers in China. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business attached to the Telecommunications Regulations, information services provided via a fixed network, a mobile network or the internet are value-added telecommunications services.

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated in December 2001 and amended in September 2008, or the FITE Regulations. The FITE Regulations require foreign-invested telecommunications enterprises in China to be established as Sino-foreign equity joint ventures. In addition, pursuant to the FITE Regulations and the relevant WTO agreements, foreign investors in a foreign-invested telecommunications enterprise engaging in value-added telecommunications services may hold up to 50% of the equity interest of such enterprise. The relevant rules do not impose geographic restrictions on the operations of a foreign-invested telecommunications enterprise.

However, for a foreign investor to hold any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology, or the MIIT (formerly known as Ministry of Information Technology) and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

In July 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-invested Telecommunications Enterprises. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications license to foreign investors in any form, nor may they provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. It also requires the domain names and trademarks used by any value-added telecommunications service providers to be held by either the holder of the ICP license or the shareholder of the ICP license holding entity.

To comply with these PRC laws and regulations, we operate our value-added telecommunications business through Zhilian Sanke, which holds an ICP license to operate our value-added telecommunications business. Zhilian Sanke also owns the domain names necessary to conduct our operations in China. All of our 14 trademarks necessary for our value-added telecommunication business are jointly held by Zhilian Sanke and Beijing Wangpin. We have fully complied with the MIIT Notice.

Internet Content Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial operators of the internet information services in China must obtain a value-added telecommunications license, or ICP license, from the relevant government authorities. If a commercial operator of internet information services fails to obtain an ICP license, the competent PRC regulatory authorities may levy fines, confiscate its income or even block its website. In addition, a commercial operator of internet information services must conduct its business in accordance with the detailed specifications provided in its ICP license. The ICP license is subject to annual review and the results of such review will be notified to SAIC or its local counterparts and become public information. After the ICP license is granted, such commercial operator of internet information services should display the number of such license in a conspicuous place on the homepage of its website and closely monitor its website in order to remove content that might be deemed “harmful.”

Currently, Zhilian Sanke holds an ICP license and has successfully renewed its license for a term ending March 6, 2016, subject to annual review.

National security considerations are an important factor in the regulation of internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of internet operations and internet content. According to these laws, as well as the Internet Measures, violators may be subject to penalties, including criminal sanctions, for internet content that:

•	opposes the fundamental principles stated in the PRC Constitution;

•	compromises national security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	undermines the PRC’s religious policy or propagates heretical doctrines of cults or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	disseminates obscenity or pornography, encourages gambling, violence, murder or terrorism or incites the commission of a crime;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	is otherwise prohibited by law or administrative regulations.

To the extent allowed under the PRC laws and regulations, we provide services through our wholly-owned subsidiaries in China, i.e., Zhilian Wangpin and Zhilian Yipin. The business scope set forth in the business license of Zhilian Wangpin includes research and development of internet technology and computer software; technology consulting, technical services and technology transfer, computer technology training; and sale of self-manufactured products. The business scope set forth in the business license of Zhilian Yipin includes research and development of internet technology and computer software; production of computer software; technology consulting and technical services, technology transfer; computer technology training; and sale of self-manufactured products.

Information Security

According to the Decision of the Standing Committee of the National People’s Congress on Maintaining Internet Security, the following actions may be regarded as violations of laws and are subject to penalties, including criminal sanctions: (i) breaking into a computer or a system of strategic importance; (ii) disseminating politically disruptive information; (iii) leaking state secrets; (iv) spreading false commercial information; or (v) infringing intellectual property rights.

In addition, the PRC Ministry of Public Security, or the MPS, promulgated measures on December 16, 1997 that prohibit the use of the internet in ways which, among other things, results in a leakage of national secrets or the distribution of socially destabilizing content. On December 13, 2005, the MPS promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which require all ICPs to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The ICPs must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If the ICPs violate these measures, the PRC government may revoke its ICP license and shut down its websites. In addition, the PRC State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking national secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor the content displayed on our website. However, due to the potentially significant amount of content to be posted or uploaded by our users, we may not be able to identify all the illegal or inappropriate content that may violate relevant laws and regulations. User-generated content displayed on our website may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the State Administration of Radio, Film and Television, or SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the internet and Other Information

Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by SARFT and operate pursuant to the scope as provided for in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize SARFT, the Ministry of Culture and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.

On December 20, 2007, SARFT and MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain a license from SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on SARFT’s website, dated February 3, 2008, officials from SARFT and MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

Currently audio and video content accessible from our website is hosted on, and delivered through, a third-party website, which has an internet audio/video program transmission license. If this business arrangement is challenged by the PRC government, we may need to apply for the internet audio/video program transmission license. We may not be able to obtain such license in a timely manner or at all.

Regulations Relating to Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China has adhered to the main international conventions on intellectual property rights and has become a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization, or WTO, in December 2001.

China amended its Copyright Law in 2001 to widen the scope of works that are eligible for copyright protection. The amended Copyright Law extends copyright protection to cover internet activities and products disseminated over the internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. In 2010, China amended its Copyright Law and the copyright administration department of the Central People’s Government of the People’s Republic of China is responsible for registration of copyright pledge.

Registered trademarks are protected under the Trademark Law adopted in 1982 and revised in 2001. Trademarks can be registered with the Trademark Office of SAIC for renewable ten year periods. Trademark license agreements are required to be filed with the Trademark Office of SAIC for the record.

Domain name disputes are governed by the Measures on Domain Name Dispute Resolution implemented by the Chinese Internet Network Information Center, or the CNNIC, on March 17, 2006, as amended in May 2012, under which the CNNIC can authorize domain name dispute resolution institutions to decide disputes.

Regulations Relating to Privacy and Data Protection

Certain data and services collected, provided or used by us or provided to and used by us or our users are currently subject to regulation in certain jurisdictions, including China. The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on service providers’ use to protect personal information from any unauthorized disclosure.

The PRC law does not prohibit service providers from collecting and analyzing personal information from their users or customers. However, the PRC Telecommunications Regulations, in general, prohibit any organization or individual from using the telecommunication network to insult or slander a third party or infringe the lawful rights and interests of a third party. In addition, under Amendment 7 to the PRC Criminal Law, service providers are prohibited from selling or otherwise illegally disclosing clients’ personal information to a third party.

Furthermore, under the Internet Measures, internet content service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or slanderous to others or that trespasses the lawful rights and interests of others. Depending on the nature of their violation, internet content providers that violate this provision may face criminal charges or be sanctioned by security authorities. In addition, they may be ordered to temporarily suspend their service or their licenses may be revoked. The PRC government retains the power and authority to order internet content providers to turn over personal information of internet users in government investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that internet content providers, or ICPs, must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by internet information services providers, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential users’ personal information that ICPs collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have a material adverse effect on our financial condition and operating results.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. In order to convert Renminbi for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, the prior approval of, and/or registration with, State Administration of Foreign Exchange, or SAFE or other relevant PRC governmental authorities, are required.

On August 29, 2008, SAFE promulgated Circular 142, which regulates the purposes for which foreign-invested companies may convert foreign currency into Renminbi. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Violations of Circular 142 can result in severe penalties, including heavy fines. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Dividend Distribution

The principal regulations governing distributions of dividends of foreign holding companies include the Foreign-invested Enterprise Law, enacted in 1986, as amended, and the Administrative Rules under the Foreign-invested Enterprise Law, enacted in 2001.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, unless these reserves have reached 50% of their registered capital. Sino-foreign equity joint ventures are required to set aside a certain amount of their after-tax profit based on proportions determined by their boards of directors to their reserve funds and enterprise development funds. These reserves are not distributable as cash dividends.

As of June 30, 2013, the registered capital of our wholly foreign-owned subsidiaries were US$26.0 million for Zhilian Wangpin (Beijing) Technology Co., Ltd. and US$20.5 million for Zhilian Yipin (Beijing) Technology Co., Ltd. As of the date of this prospectus, all our wholly foreign-owned subsidiaries have no accumulated profits and therefore are not subject to the statutory reserve fund requirement and have not paid any dividends to Zhaopin Limited. In October 2013, we were paid a cash dividend of RMB224.1 million by Beijing Wangpin, our joint venture.

Circular 75

SAFE issued on October 21, 2005 the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which became effective on November 1, 2005, pursuant to which (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic tie to the PRC, who is referred to as a “PRC resident” in this circular, must register with the local branch of SAFE before he or she establishes or controls an overseas SPV for the purpose of overseas equity financing; (ii) when a PRC resident contributes assets of or equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger and division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. To further clarify the implementation of Circular 75, SAFE issued several regulations. These regulations require PRC residents to register with local branches of SAFE in connection with their direct or indirect offshore investment activities, and PRC subsidiaries are required to coordinate and supervise such filing and registration. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE to reflect any material change. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions.

Furthermore, the responsible persons and other persons in such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions. Failure to comply with the SAFE rules discussed above may result in restrictions on the foreign exchange activities of the onshore company, including restricting its PRC subsidiaries’ ability to pay dividends to, or obtain foreign-denominated loans from, the offshore parent, or prevent the offshore parent from making distributions or paying dividends. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us.

As of the date of this prospectus, none of our shareholders are PRC citizens or residents and therefore no registration under Circular 75 is required for our shareholders. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with Circular 75; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans (including using the proceeds from this offering) to our China operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us or otherwise materially and adversely affect us.

Circular 7

On December 25, 2006, the People’s Bank of China issued the Administrative Measures of Foreign Exchange Matters for Individuals, for which SAFE issued implementation rules on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans, stock option plans or related plans in which onshore individuals participate require the approval of SAFE or its authorized branch. On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or Circular 7. Circular 7 regulates the foreign exchange matters associated with employee stock incentive plans or similar plans permitted under applicable laws and regulations and awards granted under such plans to PRC residents by companies whose shares are listed on offshore stock exchanges.

Pursuant to Circular 7, all PRC residents participating in share incentive plans of offshore listed companies are required to, through their employers, jointly retain qualified PRC agents to register with SAFE. PRC residents include PRC nationals or foreign citizens having been consecutively residing in the PRC for not less than one year who act as directors, supervisors, senior management personnel or other employees of PRC entities affiliated with such offshore listed company. A qualified PRC agent may be a PRC entity involved in the share incentive plan or a PRC institution eligible for assets trusteeship, which is lawfully selected to handle various foreign exchange matters related with share incentive plans and apply annually for a quota for conversion and/or payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by PRC residents from any sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by their employers or PRC agents. We and our PRC resident employees or other personnel who receive share options will be subject to these regulations when we are listed in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

Further, a notice concerning individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the State Administration of Taxation, provides that domestic companies that implement stock option plans shall file the employee stock option plans and other relevant documents to the local tax authorities having jurisdiction over the companies before implementing such plans, and shall file stock option exercise notices and other relevant documents to local tax authorities before exercise by their employees of any stock options.

Regulation of M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, SAIC, the China Securities Regulatory Commission, or the CSRC, and SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006. The M&A Rules, as amended on June 22, 2009, require offshore special purpose vehicles controlled directly or indirectly by PRC companies or individuals and formed for the purpose of listing equity interests in PRC companies on overseas exchanges to obtain the CSRC’s approval prior to such listing.

On September 21, 2006, the CSRC published procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require filing documents with the CSRC and take several months to complete. The application of this PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the CSRC approval requirement.

Regulation of Labor Laws and Social Insurance

Under the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract must be executed between an employer and an employee. Labor-related regulations and rules of the PRC also stipulate the maximum number of working hours per day and per week as well as the minimum wage standards. In addition, an employer is required to establish occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, and provide employees with workplace safety training.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts and if the employee wants to sign a fixed-term labor contract. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to an annual 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to an annual 10-day paid vacation, and those who have served for more than 20 years are entitled to an annual 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times his normal salaries for each waived vacation day.

Under the Regulations on Work-related Injury Insurance effective in 2004, and the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay work-related injury insurance premiums and maternity insurance premiums for their employees. On December 20, 2010, the State Council promulgated the amended Regulation on Work-related Injury Insurance that became effective on January 1, 2011. Employees are entitled to certain treatments under work-related injury insurance that are calculated based on the circumstances of the work-related injury. Under the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. The PRC Social Insurance Law specifies that the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner.

Regulation Relating to Publication of Periodicals and Internet Publishing

On September 30, 2005, the PRC General Administration of Press and Publication, or GAPP, promulgated the Administrative Regulations on the Publication of Periodical. Under this regulation, any entity that publishes periodicals must obtain an approval from GAPP and get a Periodical Publication License. On June 27, 2002, GAPP and the PRC Ministry of Information Technology, which subsequently became MIIT, jointly promulgated the Provisional Measures for Administration of Internet Publication. Under this regulation, any entity engaging in internet publishing activities must obtain an internet publishing license.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jason Lenga	40	Chairman of the Board of Directors
John Alexander Armstrong	46	Director
Hao Liu	44	Director
Evan Sheng Guo*	42	Director and Chief Executive Officer
Simon David Rosenberg*	41	Director
Graham Burton Goldsmith*	53	Independent Director
Alex Chit Ho*	39	Independent Director
James Jianmin Guo	43	Chief Financial Officer
George Weigang Wang	42	Vice President
Luyang Tang	45	Vice President
Jeff Ge Wang	47	Vice President
Zhiqiang Liu	36	Vice President
Yeqiang Wu	40	Vice President

*	Messrs. Evan Sheng Guo, Simon Rosenberg, Graham Burton Goldsmith and Alex Chit Ho have accepted our appointment to be directors of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Jason Lenga has served as our director since 2011 and was appointed as the chairman of our board of directors in May 2014. Mr. Lenga was appointed as our director by SEEK International Investments Pty Ltd. Mr. Lenga has overall stewardship of SEEK’s international investments and international corporate strategy, including new investment opportunities. Mr. Lenga has been with SEEK since 1999 in a variety of senior roles and has been instrumental in developing SEEK’s strategic direction as well as establishing and driving key parts of its business, including the development of the group’s significant international assets. Prior to joining SEEK, Mr. Lenga was a solicitor with commercial law firm Mallesons Stephen Jaques within the mergers and acquisitions practice. Mr. Lenga received a bachelor of laws degree and a bachelor of commerce degree from the University of New South Wales in Australia.

Mr. John Alexander Armstrong has served as our director since 2013. Mr. Armstrong was appointed as our director by SEEK International Investments Pty Ltd. Mr. Armstrong has been the chief financial officer of SEEK since 2003 and manages all corporate financial aspects of SEEK in various territories including Southeast Asia, Mexico, Brazil and China. Prior to joining SEEK, Mr. Armstrong worked with Ernst & Young as a senior accountant from 1989 to 1992 and with Blackwoods and Foster’s Brewing Group as the finance and administration manager and commercial manager from 1996 to 2003. Mr. Armstrong received his MBA and bachelor’s degree from Monash University in 1998 and 1989, respectively. Mr. Armstrong is a member of CPA Australia.

Mr. Hao Liu has served as our director since 2000. He also served as our chief executive officer from 2002 to 2009. From 2000 to 2002, Mr. Liu was a partner at Orchid Asia Management, an investment partnership focusing on equity investment in Asia, during which time he served on the board of Ctrip.com International Ltd. and Zhaopin Limited, among other Orchid Asia portfolio companies. Previously, from 1998 to 2000, Mr. Liu worked as an associate with Davis Polk & Wardwell LLP. Mr. Liu received a J.D. degree from Yale University, a master’s degree from University of Washington and a bachelor’s degree in physics from Peking University. Mr. Hao Liu is not related to Mr. Zhiqiang Liu.

Mr. Evan Sheng Guo has served as our chief executive officer since November 2010. Mr. Guo will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement and will automatically retire from his position as our director upon his ceasing to serve as our chief executive officer. Previously, Mr. Guo served as chief executive officer of Sinotrans Air Transportation Development Co., Inc. from September 2007 to January 2010. Mr. Guo worked for McKinsey & Co., Beijing from 2002 to September 2007, and became a partner in January 2006. From September 2007 to September 2010, Mr. Guo served as the chief executive officer and a director of Sinotrans Air Development Co., Ltd. and a director of Grandstar Co., Ltd., and chairman of the board of Apex Express Co., Ltd. and Sinotrans-OCS Co., Ltd. Mr. Guo served as the chief executive officer of Pusi Technology from 2001 to 2002. Previously, Mr. Guo worked as a consultant at McKinsey & Co., Chicago from 2000 to 2001, an associate at Bear Stearns Investment Bank from 1999 to 2000 and a consultant at McKinsey & Co., Shanghai from January 1994 to January 1997. Mr. Guo also serves as a director of Eton Kids Co., Ltd. Mr. Guo received his MBA from Kellogg School of Management, Northwestern University in 1999 and his double bachelor’s degree in computer science and English from Shanghai Jiaotong University in 1994. Mr. Evan Sheng Guo is not related to Mr. James Jianmin Guo.

Mr. Simon David Rosenberg will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement. Mr. Rosenberg currently heads up SEEK’s investment in China as an international operations manager and has overall responsibility for our operational performance, working closely with our chief executive officer and our local management teams across areas such as strategy, product, marketing, sales force effectiveness, customer engagement and broad capability development. A key component of his role is assisting us to leverage the skills and experience of SEEK in developing leading employment marketplaces around the globe. Mr. Rosenberg has been with SEEK since 1999 and prior to his current role, he held a range of senior leadership roles at SEEK across sales, customer service and operations. Prior to joining SEEK, Mr. Rosenberg was a solicitor with Hall & Wilcox in Melbourne, Australia from 1996 to 1997. Mr. Rosenberg received a bachelor of laws degree and a bachelor of commerce degree from Monash University in 1995.

Mr. Graham Burton Goldsmith will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement. Mr. Goldsmith is an independent non-executive director and the chair of the audit and risk management committee of SEEK Limited since 2012. He is also an independent non-executive director of Djerriwarrh Investments Ltd. since 2013. Mr. Goldsmith is a council member of Swinburne University of Technology since August 2010 and the chair of its finance committee since February 2013. He has been deputy chancellor of the university since February 2014. From 1987 to 2012, Mr. Goldsmith worked at Goldman Sachs Australia Pty Ltd. and its predecessor firms, retiring as a vice-chairman and a managing director in 2012. Prior to that, he was employed by National Australia Bank from 1979 until 1987. Mr. Goldsmith received a bachelor’s degree in business (accounting) from Swinburne Institute of Technology in 1983. He completed the advanced management program at Harvard University in Boston in 2007. Mr. Goldsmith is a certified practicing accountant with the Australian Society of CPAs, a graduate member of the Australian Institute of Company Directors and a fellow of the Financial Services Institute of Australia.

Mr. Alex Chit Ho will serve as our director commencing from the SEC’s declaration of effectiveness of our registration statement. Mr. Ho is the founder of SoEasy Internet Finance Group Limited, where he has served as the chief executive officer since April 2014. Previously, Mr. Ho was the chief financial officer of Changyou.com Limited from 2009 to March 2014. Mr. Ho worked for Sohu.com Inc. as a senior finance director from 2005 to 2008. Prior to joining Sohu, Mr. Ho worked at Arthur Andersen & Co. and PricewaterhouseCoopers in Hong Kong and Beijing, where he was a senior manager of assurance and business advisory from 1997 to 2004. Mr. Ho received a bachelor’s degree in finance and accounting from the University of Hong Kong and a master’s degree of business administration for executive from Tsinghua University in 1997 and in 2013, respectively. Mr. Ho is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants.

Mr. James Jianmin Guo has served as our chief financial officer since January 2010. Previously, Mr. Guo served as the chief financial officer of BJB Career Education Co., Ltd. from June 2008 to December 2008 and finance director of Xinyuan Real Estate Co., Ltd, a NYSE-listed company, from June 2007 to June 2008. Prior to that, Mr. Guo worked at the Toronto office of Deloitte Inc. from 2005 to 2007 as a consulting manager of its strategy and operation division. From 1993 to 2002, Mr. Guo was an auditor, and then an audit manager and a senior audit manager in the Shenzhen office of the China firm of PricewaterhouseCoopers. Mr. Guo was qualified as a certified public accountant in China, a certified internal auditor and a certified information systems auditor. Mr. Guo received his MBA degree with distinction from Richard Ivey School of Business, University of Western Ontario, Canada, in 2005 and his bachelor’s degree from Shenzhen University in 1993. Mr. James Jianmin Guo is not related to Mr. Evan Sheng Guo.

Mr. George Weigang Wang has served as our vice president of product and development, strategy, and digital marketing since January 2014. Mr. Wang joined us in January 2011 and served various roles including head of marketing, head of our Shenzhen branch office, head of strategy, and head of digital marketing. Prior to joining us, Mr. Wang served as chairman of the board at Chinese Professional Network from July 2005 to December 2010 and a consultant of A.T. Kearney from August 2004 to June 2005. Mr. Wang joined Bain & Company as an assistant consultant in May 1997, became a consultant in October 2002 and worked there until May 2003. Mr. Wang was a project manager of China’s Ministry of Environmental Protection from August 1996 to May 1997. Mr. Wang received his MBA from Kellogg School of Management, Northwestern University in 2002, and his master’s degree and his bachelor’s degree of engineering from Dalian University of Technology in 1996 and in 1993, respectively. Mr. George Weigang Wang is not related to Mr. Jeff Ge Wang.

Mr. Luyang Tang has served as our vice president of business operations since April 2011. Mr. Tang joined us in October 2009 and served as director of our call center and operation center from October 2009 to April 2011. Prior to joining us, Mr. Tang worked at ChinaHR.com as sales director of its Guangzhou branch and general manager of Suzhou Call Center and mid-west region from August 2004 to September 2009. Mr. Tang served as sales director of jobcn.com from October 2003 to August 2004 and sales manager of Guangzhou branch of UFIDA Software Co., Ltd. from June 2002 to December 2003. Mr. Tang graduated from Zhejiang University of Finance and Economics in 1988.

Mr. Jeff Ge Wang has served as our vice president of SME sales and operation since September 2013. Mr. Wang joined us in March 2011 and served various roles including our head of marketing, head of human resources, and senior director of governmental affairs, before becoming our vice president. Prior to joining us, Mr. Wang served as a general manager at Beijing Golden Hank Information Co., Ltd., an international trade information and solutions provider in China, since May 2005. Prior to that, he served at CITIC Securities Co., Ltd., a PRC listed company and a leading full-service investment bank in China, as a director in the investment banking department, since February 1998. Mr. Wang received his bachelor’s degree in economics and politics from University of Essex in 1996, and his master’s degree in international political economy from Warwick University in 1997. Mr. Jeff Ge Wang is not related to Mr. George Weigang Wang.

Mr. Zhiqiang Liu has served as our vice president of offline services since January 2014. Previously, Mr. Liu was our vice president of product and development from September 2012 to December 2013, and senior director of product and development from May 2011 to August 2012. Prior to joining us, Mr. Liu served as a vice general manager at Aspire Holdings Limited, a leading mobile data service provider in China and a subsidiary of China Mobile, since March 2009. Prior to that, Mr. Liu served as the chief executive officer at Lama Mobile, a mobile game company, since December 2007, and as an operating director at Aspire Technology Ltd., since October 2004. Mr. Liu received his bachelor’s degree in electronic engineering from Beijing Institute of Technology in July 1999. Mr. Zhiqiang Liu is not related to Mr. Hao Liu.

Mr. Yeqiang Wu has served as our vice president of key accounts sales and operation since 2011. Prior to joining us, Mr. Wu served as a deputy general manager of the government enterprise networks marketing center and the general manager of southern China operation at ZTE Corporation from 2005 to 2011. From 2003 to 2005, Mr. Wu was a deputy general manager of the government entities division of Beijing Gangwan Network Company Limited. From 2001 to 2003, Mr. Wu was a deputy general manager at Beijing Tongao Technology Company Limited. From 1998 to 2001, Mr. Wu was divisional marketing chief at ZTE Corporation. Mr. Wu received a bachelor’s degree in engineering from Harbin Institute of Technology Engineering in 1997.

Board of Directors

Our board of directors will consist of seven directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. SEEK, our largest shareholder as of the date of this prospectus, will be entitled after this offering to appoint or remove any number of directors such that SEEK Designated Directors (as such term is defined in our post-offering memorandum and articles of association) constitute a majority of our board of directors. The foregoing right will terminate at such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days. A director is not required to hold any shares in our company. A director may vote with respect to any contract or transaction in which he or she is materially interested, provided that the nature of the interest is disclosed prior to its consideration. Under our post-offering memorandum and articles of association, the directors may exercise all the powers of our company to borrow money, mortgage our undertaking, property and uncalled capital and issue debentures or other securities, whether outright or as security for any debt, liability or obligation of our company or of any third party, subject to the limitations set forth in the articles. None of our directors has a director service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish two committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, namely the audit committee and the compensation committee. We have adopted a charter for each of the two committees. Each committee’s members and functions are described below. We are relying on home country practice with respect to the nominating and corporate governance committee requirement.

Audit Committee. Upon its establishment, our audit committee will consist of Messrs. John Alexander Armstrong, Graham Burton Goldsmith and Alex Chit Ho, and our board of directors have determined that each of Mr. Graham Burton Goldsmith and Mr. Alex Chit Ho satisfies the “independence” requirements under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Graham Burton Goldsmith will be the chair of our audit committee. We have determined that Alex Chit Ho qualifies as an “audit committee financial expert.” The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Upon its establishment, our compensation committee will consist of Messrs. Graham Burton Goldsmith, Alex Chit Ho, Jason Lenga and Simon David Rosenberg, and our board of directors have determined that each of Mr. Graham Burton Goldsmith and Mr. Alex Chit Ho satisfies the

“independence” requirements under Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Jason Lenga will be the chair of our compensation committee. The compensation committee will assist the board in reviewing and approving compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith for a proper purpose and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors to us is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Unless otherwise specified upon their appointment or election, our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution, by the unanimous written resolution of all shareholders, or, until such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days, by SEEK and its affiliates that are our shareholders effecting such removal so that SEEK Designated Directors (as such term is defined in our post-offering memorandum and articles of association) constitute a majority of our board of directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. In addition, until such time as SEEK and its affiliates, in the aggregate, possess less than fifty percent of the total voting power of our issued and outstanding voting shares for a period of 180 consecutive days, any SEEK Designated Director, as such term is defined in our post-offering memorandum and articles of association, may be removed by SEEK and any of its affiliates that are our shareholders, acting singly or jointly, as the case may be. Each of Messrs. Jason Lenga, John Alexander Armstrong, Hao Liu and Simon David Rosenberg has been designated by our board of directors as a SEEK Designated Director.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the senior executive officer, such as the senior executive officer’s fraudulent or illegal conduct that is materially detrimental to our business, the senior executive officer’s uncured material breach of our confidentiality agreement or the senior executive officer’s uncured material breach of the employment agreement. In such case, the senior executive officer will not be entitled to receive payment of any severance benefits, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause with advance written notice. In such case of termination by us, we are required to provide compensation to the senior executive officer, including severance pay, as expressly required by the employment agreement or the applicable law of the jurisdiction where the senior executive officer is based. The senior executive officer may terminate employment at any time with advance written notice at the election of the senior executive officer.

Each senior executive officer has agreed to hold, both during and after the termination or expiration of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients or the confidential or proprietary information of any third party received by us and for which we have confidentiality obligations. The senior executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice, and to assign to us all right, title and interest in, and assist us in obtaining patents, copyrights and other legal rights for, these inventions, designs and trade secrets.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2013, the aggregate cash compensation incurred by and payable to our executive officers as a group was approximately RMB12.3 million (US$2.0 million). Such amounts included contributions we made to such officers’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which totaled approximately RMB988.0 thousand (US$163.2 thousand) in 2013. In addition, we incurred severance and share-based compensation expenses totaling RMB611.8 thousand (US$98.4 thousand) related to executives who left our company in 2013. Our directors did not receive any cash compensation from us for the fiscal year ended June 30, 2013. For stock option grants to our directors and officers, see “—Stock Option Plans.”

Stock Option Plans

We have five currently effective stock option plans. We will adopt the 2014 Share Incentive Plan, or 2014 plan, upon the completion of our initial public offering. The purpose of these plans is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, or, in the case of the 2010 Stock Option Plan, or 2010 plan, 2013 Global Share Plan, or 2013 plan, and 2014 plan employees, directors and consultants, and to promote the success of our business. Our board of directors believes that our company’s long term success depends on our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business. Following the adoption of our 2014 plan upon the completion of this offering, we will not issue any new awards under our earlier stock option plans.

Under our currently effective stock option plans, the maximum number of shares in respect of which stock option awards may be granted is 31,110,634 as of the date of this prospectus. In addition, there are 5,071,504 ordinary shares in respect of stock option awards which were granted under an expired plan and are outstanding as of the date of this prospectus. Upon the effectiveness of our 2014 plan, the maximum aggregate number of shares which may be issued pursuant to all awards shall equal the number of shares that, as of the closing of this offering, have been reserved but not issued pursuant to any awards granted under our existing plans and are not subject to any awards granted and outstanding thereunder, plus an annual increase on the first day of each our fiscal year during the term of our 2014 plan commencing with the fiscal year beginning July 1, 2015, by an amount equal to the least of (i) 3% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be established by our board of directors.

The following table summarizes, as of the date of this prospectus, the outstanding options granted to the individual executive officers and directors named below, and to the other individuals as a group.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jason Lenga	*	IPO Price	**	Five years from IPO Date
Evan Sheng Guo	2,750,000	1.80	October 22, 2010	October 22, 2015
	2,250,000	4.00	June 28, 2013	October 1, 2018
James Jianmin Guo	850,000	1.80	January 1, 2010	December 30, 2014
	40,000	4.00	March 31, 2014	December 31, 2017
	60,000	4.00	March 31, 2014	December 31, 2020
George Weigang Wang	*	2.80	March 31, 2011	March 31, 2016
Luyang Tang	*	1.80	January 1, 2010	December 30, 2014
	*	4.00	March 31, 2014	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
Jeff Ge Wang	*	2.80	June 28, 2013	December 31, 2017
	*	4.00	June 28, 2013	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
Zhiqiang Liu	*	2.80	March 31, 2014	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
Yeqiang Wu	*	4.00	March 31, 2014	December 31, 2017
	*	4.00	March 31, 2014	December 31, 2020
Directors and executive officers as a group	7,700,000	—	—	—
Other individuals as a group	9,466,259	—	—	—

*	The aggregate number of ordinary shares underlying the outstanding options held by the option grantee is less than 1% of our total outstanding shares.
**	Our board of directors approved the grant of these options on June 2, 2014. We are in the process of assessing the grant date under ASC 718 and currently do not treat these options as granted on the date of board approval. These options are therefore not included in the number of outstanding options held by directors and executive officers as a group as of the date of this prospectus set forth above.

The following paragraphs summarize the principal terms of our 2004 Stock Option Plan, 2005 Stock Option Plan and our 2006 Stock Option Plan, which are substantially similar:

Type of Awards. The plans permit the award of options to purchase our ordinary shares.

Administration. Our board of directors, or a committee designated by our board or directors, will administer the plans. The board will determine the provisions and terms and conditions of each award grant.

Exercise Price. The exercise price of an option shall be set by the board at the time the option is granted.

Eligibility. We may grant options only to employees and managers who render services to our company or a parent or a subsidiary of our company.

Stock Option Agreement. Options granted under the plans are subject to option agreements that set forth the terms, conditions and limitations for each option, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Term of the Options. All installments of the options shall expire and terminate on such dates as the board shall determine in each individual stock option agreement, but in no event later than ten years from the date the options are granted.

Vesting Schedule. Options granted under the plans generally shall vest over a four-year period commencing on the date of grant, with twenty-five percent (25%) vesting on each of the first four anniversaries of the effective date of the respective stock option agreement, unless otherwise provided in each specific stock option agreement.

Transfer Restrictions. Options granted under the plans may not be transferred in any manner by an optionee other than by will or the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by the optionee.

Amendment and Termination of the Plan. Unless terminated earlier, the 2004 Stock Option Plan will terminate automatically in 2014, the 2005 Stock Option Plan will terminate automatically in 2015 and the 2006 Stock Option Plan will terminate automatically in 2016. The board may, at any time and from time to time, amend, modify, alter or terminate the plans, provided that the plan administrator shall obtain approval of our shareholders to the extent such approval is required by applicable laws. However, no such action may adversely affect options previously granted unless agreed to by the recipient.

The following paragraphs summarize the principal terms of our 2010 plan and 2013 plan:

Type of Awards. The plans permit the award of options to purchase our ordinary shares and restricted shares.

Administration. Our board of directors, or a committee designated by our board or directors, will administer the plans. The committee or the full board of directors, as appropriate, will determine, among other things, the fair market value, the number of shares to be covered by each award and the terms and conditions of each grant.

Option Exercise Price. The exercise price of any option shall be determined by the administrator in its sole discretion.

Restricted Share Purchase Price. The purchase price of a restricted share shall be determined by the board of directors or by the committee thereof designated to administer the plan.

Eligibility. We may grant awards under the plans to employees, directors and consultants of our company or a parent or a subsidiary of our company who are not U.S. persons. Awards other than incentive stock options may be granted to our employees, directors and consultants. Incentive stock options may be granted only to employees of our company or a parent or a subsidiary of our company.

Award Agreement. Options or restricted shares granted under our 2010 plan and 2013 plan are subject to award agreements that set forth the terms, conditions and limitations for each grant, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Term of the Awards. The award agreement shall specify the terms of the award, provided that the term shall not exceed ten years from the date of grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule or conditions, which are set forth in the award agreement.

Transfer Restrictions. Awards granted under our 2010 plan and 2013 plan may not be transferred in any manner by a recipient other than by will or the laws of descent and distribution or (except in the case of an incentive stock option) pursuant to a domestic relations order, and are exercisable during the lifetime of the recipient only by the recipient.

Corporate Transactions. In the event of a merger of our company with or into another corporation or a change-of-control, unless the award agreement provides otherwise, each outstanding award will be treated as the administrator determines appropriate without the recipient’s consent, including, without limitation, that the awards may be assumed or an equivalent award be substituted by the successor corporation. If the successor corporation does not assume or substitute for an award, the recipient will fully vest in and have the right to exercise the award as to all of the shares subject thereto, including shares that would not otherwise be vested or exercisable, and all restrictions on restricted shares will lapse.

Amendment and Termination of the Plans. Unless terminated earlier, the 2010 plan and 2013 plan will terminate automatically ten years from the later of (a) the effective date of the plans (April 25, 2010 and June 28, 2013, respectively) or (b) the earlier of the most recent board of directors or shareholder approval of an increase in the number of options or restricted shares reserved for issuance under the plans. The administrator may, at any time and from time to time, amend, modify, alter or terminate the plans, provided that the plan administrator shall obtain approval of our shareholders to the extent such approval is required by applicable laws. However, no such action may adversely affect in any material way any awards previously granted unless agreed to by the recipient.

The following paragraphs summarize the principal terms of our 2014 plan:

Type of Awards. The 2014 plan permits the award of options to purchase our ordinary shares, restricted shares and restricted share units and other type of share based award as may be determined by the administrator of our 2014 plan.

Administration. Our board of directors, or a committee designated by our board or directors, will administer the 2014 plan. The committee or the full board of directors, as appropriate, will determine, among other things, the participants, the number of shares to be covered by each award and the terms and conditions of each grant.

Option Exercise Price. The exercise price of any option shall be determined by the administrator in its sole discretion.

Restricted Share Purchase Price. The purchase price of a restricted share shall be determined by the board of directors or by the committee thereof designated to administer the plan.

Form and Timing of Payment of Restricted Share Units. The form and timing of payment of restricted share units shall be determined by the board of directors or by the committee thereof designated to administer the plan.

Eligibility. We may grant awards under the plans to employees, directors and consultants of our company or a parent or a subsidiary of our company who are not U.S. persons. Awards other than incentive stock options may be granted to our employees, directors and consultants. Incentive stock options may be granted only to employees of our company or a parent or a subsidiary of our company.

Award Agreement. Options, restricted shares, restricted share units or other type of share based award granted under our 2014 plan are subject to award agreements that set forth the terms, conditions and limitations for each grant, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Term of the Awards. The award agreement shall specify the terms of the award, provided that the term of options granted under our 2014 plan shall not exceed ten years from the date of grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule or conditions, which are set forth in the award agreement.

Transfer Restrictions. Subject to certain exceptions that may be made by the administrator of our 2014 plan, awards granted under our 2014 plan may not be transferred in any manner by a recipient other than by will or the laws of descent and distribution or (except in the case of an incentive stock option) pursuant to a domestic relations order, and are exercisable during the lifetime of the recipient only by the recipient.

Corporate Transactions. In the event of a merger of our company with or into another corporation or a change-of-control, unless the award agreement provides otherwise, each outstanding award will be treated as the administrator determines appropriate without the recipient’s consent, including, without limitation, that the awards may be assumed or an equivalent award be substituted by the successor corporation. If the successor corporation does not assume or substitute for an award, the recipient will fully vest in and have the right to exercise the award as to all of the shares subject thereto, including shares that would not otherwise be vested or exercisable, and all restrictions on restricted shares will lapse.

Amendment and Termination of 2014 Plan. The administrator may, at any time and from time to time, amend, modify, alter or terminate our 2014 plan, provided that the plan administrator shall obtain approval of our board of directors. However, no such action may adversely affect in any material way any awards previously granted unless agreed to by the recipient.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our preferred shares into ordinary shares, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

We will adopt a dual class structure immediately prior to the completion of this offering. The calculations in the table below assume there are 86,440,038 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, and 99,882,269 ordinary shares outstanding immediately after the closing of this offering, including (1) 11,220,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, (2) 2,222,222 Class A ordinary shares to be sold by us in the Concurrent Private Placement and (3) 86,440,038 Class B ordinary shares redesignated from our outstanding ordinary and preferred shares, assuming the underwriters do not exercise their over-allotment option and the initial public offering price will be US$13.50 per ADS, the mid-point of the estimated initial public offering price range.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned After this Offering
	Ordinary Shares Beneficially Owned Prior to This Offering		Total Ordinary Shares on an As-converted Basis			Class A Ordinary Shares	Class B Ordinary Shares
	Number	%(1)	Number	% of Ownership(2)	% of Voting Power(3)	Number	Number
Directors and Executive Officers:**
Jason Lenga(4)	68,259,876	79.0%	68,259,876	68.3%	76.0%	—	68,259,876
John Alexander Armstrong(4)	68,259,876	79.0%	68,259,876	68.3%	76.0%	—	68,259,876
Hao Liu	—	—	—	—	—	—	—
Simon David Rosenberg***	—	—	—	—	—	—	—
Graham Burton Goldsmith***	—	—	—	—	—	—	—
Alex Chit Ho***	—	—	—	—	—	—	—
Evan Sheng Guo(5)***	3,028,125	3.4%	3,028,125	2.9%	0.8%	3,028,125	—
James Jianmin Guo(6)	866,000	1.0%	866,000	0.9%	0.2%	866,000	—
George Weigang Wang	*	*	*	*	*	*	—
Luyang Tang	*	*	*	*	*	*	—
Jeff Ge Wang	*	*	*	*	*	*	—
Zhiqiang Liu	*	*	*	*	*	*	—
Yeqiang Wu	*	*	*	*	*	*	—
All directors and executive officers as a group	72,934,668	80.0%	72,934,668	69.8%	77.3%	4,674,792	68,259,876
Principal Shareholders:
SEEK International Investments Pty Ltd.(7)	68,259,876	79.0%	68,259,876	68.3%	76.0%	—	68,259,876
Cavalane Holdings Pty Limited(8)	16,666,666	19.3%	16,666,666	16.7%	18.6%	—	16,666,666

*	Less than 1% of our total outstanding shares.

**	The business address of Messrs. Jason Lenga, John Alexander Armstrong, Simon David Rosenberg and Graham Burton Goldsmith is Level 6, 541 St Kilda Road, Melbourne Vic 3004, Australia and the business address of Mr. Alex Chit Ho is Room 806, 8 Floor, Richen International Center, 13 Nongzhanguan South Road, Chaoyang, Beijing, China. Other than Mr. Lenga, Mr. Armstrong, Mr. Rosenberg, Mr. Goldsmith and Mr. Ho, the business address of each of these persons is 6/F, Fosun International Centre, 237 Chaoyang North Road, Chaoyang District, Beijing 100020, People’s Republic of China.
***	Messrs. Simon David Rosenberg, Graham Burton Goldsmith, Alex Chit Ho and Evan Sheng Guo have accepted our appointment to be directors of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding on an as-converted basis and the number of shares such person or group has the right to acquire upon exercise of any option or the conversion of any other security within 60 days after the date of this prospectus.

(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) 99,882,260, which is the total number of ordinary shares outstanding immediately after the completion of this offering and the Concurrent Private Placement, and (2) the number of ordinary shares such person or group has the right to acquire within 60 days after the date of this prospectus.

(3)

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to the sum of all outstanding shares of our Class A and Class B ordinary shares. Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to four votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)

Consists of 68,259,876 ordinary shares held by SEEK International Investments Pty Ltd. See also footnote (8) below. Both Mr. Lenga and Mr. Armstrong are executive officers of SEEK Limited, which controls SEEK International Investments Pty Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Lenga and Mr. Armstrong may be deemed to beneficially own all of our shares held by SEEK International Investments Pty Ltd. The business address of Mr. Lenga and Mr. Armstrong is Level 6, 541 St Kilda Road, Melbourne, Victoria 3004, Australia.

(5)	Consists of 3,028,125 ordinary shares that Mr. Guo has the right to acquire pursuant to his options within 60 days of this prospectus.
(6)	Consists of 866,000 ordinary shares that Mr. Guo has the right to acquire pursuant to his options within 60 days of this prospectus.
(7)

Consists of 68,259,876 ordinary shares. SEEK International Investments Pty Ltd. is controlled by SEEK Limited, a public company listed on the Australian Stock Exchange. The business address for SEEK International Investments Pty Ltd. is Level 6, 541 St Kilda Road, Melbourne, Victoria 3004, Australia.

(8)

Consists of 16,666,666 ordinary shares. The business address for Cavalane Holdings Pty Limited is Level 3, 54-58 Park Street, Sydney NSW 2000, Australia. Mr. James Packer is the ultimate controlling shareholder of Cavalane Holdings Pty Limited. Mr. James Packer possesses the power to direct the voting and disposition of the shares owned by Cavalane Holdings Pty Limited and may be deemed to have beneficial ownership of such shares. The business address of Mr. Packer is Level 3, 54-58 Park Street, Sydney, NSW 2000, Australia.

As of the date of this prospectus, a total of 1,513,496 shares are held by three record holders in the United States, representing 1.78% of our total outstanding shares.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Our Corporate History and Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Private Placement

See “Description of Share Capital—History of Securities Issuances.”

Shareholders’ Agreement

See “Description of Share Capital—Shareholders’ Agreement.”

Transactions with Our Directors, Executive Officers and Shareholders

In September 2008, we entered into a loan agreement with Mr. Hao Liu, our director and former chief executive officer. Pursuant to the loan agreement, we provided Mr. Liu with a non-interest-bearing loan in the amount of US$900,000 for Mr. Liu’s personal use. Hao Liu has pledged 300,000 vested options to purchase ordinary shares at US$0.03 per share and 256,687 Series A preferred shares as the collateral under the loan. The loan has been fully repaid in February 2013.

Prior to June 2011, we owned all the equity interests in Sure Luck Invest Limited, a British Virgin Islands entity, and Shenzhen Siyite Technology Development Co., Ltd., a wholly-owned subsidiary of Beijing Wangpin. Through Sure Luck Invest Limited and Shenzhen Siyite Technology Development Co., Ltd., we held a 23.7% equity interest in Shenzhen Xijier Human Resources Co., Ltd., or CJOL, a privately held PRC company that offers recruitment services in Southern China. In June 2011, we sold our equity interests in Sure Luck Invest Limited and CJOL to Jobs DB Inc. and its affiliates for RMB21.0 million and RMB6.0 million, respectively. At the time of the disposition, Jobs DB Inc. was 55% owned by SEEK. On May 22, 2014, we entered into a share purchase agreement with Jobs DB Inc., pursuant to which we will acquire 100% equity interest in Jobs DB China Investments Limited from Jobs DB Inc. for a total cash consideration of US$15.72 million. Through its 100% consolidated affiliate in China, Jobs DB China Investments Limited indirectly controls approximately 75.6% equity interest in CJOL. At the time of this acquisition, Jobs DB Inc. was an entity controlled by SEEK.

In October 2010 and January 2012, we entered into two secondment agreements with Macquarie Investment Advisory (Beijing) Co., Ltd., or Macquarie Advisory, under which Macquarie Advisory agreed to send an adviser to provide consulting service to our management team. Macquarie Advisory is an affiliate of Macquarie Zhaopin Holdings Limited, an entity that held 38.1% equity interest in the Company on a diluted basis as of June 30, 2012. Total consideration for the consulting service under the two agreements were RMB1,209,998 (US$194,646) and RMB324,999 (US$52,281) for the years ended June 30, 2012 and 2013, respectively. In February 2013, we bought back 12,857,143 Series E preferred shares from Macquarie Zhaopin Holdings Limited, which transferred the rest of its Series E preferred shares to SEEK International Investments Pty Ltd. and ceased to be our shareholder. As of the date of this prospectus, Macquarie Advisory is no longer a related party.

Employment Agreement

See “Management—Employment Agreements.”

Stock Incentives

See “Management—Stock Option Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital, being US$2,783,144.97, is divided into 159,051,299 ordinary shares with a par value of US$0.01 each and 119,263,199 preferred shares with a par value of US$0.01 each, of which 12,604,286 preferred shares are designated as Series A preferred shares, 4,013,203 preferred shares are designated as Series B preferred shares, 15,722,878 preferred shares are designated as Series C preferred shares, 19,426,718 preferred shares are designated as Series D-1 preferred shares, 4,687,500 preferred shares are designated as Series D-2 preferred shares and 62,808,613 preferred shares are designated as Series E preferred shares. As of the date of this prospectus, there are 86,101,542 ordinary shares, 0 Series A preferred shares, 257,166 Series B preferred shares, 81,330 Series C preferred shares, 0 Series D-1 preferred shares, 0 Series D-2 preferred shares and 0 Series E preferred shares issued and outstanding. Immediately prior to the completion of this offering, all outstanding ordinary shares and preferred shares will be redesignated as Class B ordinary shares. We will adopt the tenth amended and restated memorandum and articles of association prior to the completion of this offering. This new memorandum and articles of association will become effective immediately prior to the completion of this offering and will replace the current amended and restated articles of association in its entirety. The following are summaries of material provisions of our tenth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

The following is a summary of some of the more important terms of our share capital. For a complete description, you should refer to our tenth amended and restated memorandum and articles of association, which are filed as an exhibit to the registration statement of which this prospectus forms a part.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. At a general meeting of the Company, every shareholder is entitled to one vote for each Class A ordinary share and four votes for each Class B ordinary share on all matters upon which the ordinary shares are entitle to vote. Voting at any shareholders’ meeting is by way of a poll.

A quorum required for a meeting of shareholders consists of one or more holders of shares together holding (or representing by proxy) not less than an aggregate of one-third of the total voting power of all shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice to shareholders of at least 14 calendar days is required for the convening of any annual general meeting or other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares and canceling any shares.

Appointment and Removal of Directors. Any director may be appointed or removed by ordinary resolution of the Company provided, however, that SEEK will be entitled after this offering to appoint or remove any number of directors such that SEEK Designated Directors (as such term is defined in our post-offering memorandum and articles of associations) constitute a majority of our board of directors until such time as SEEK and its affiliates who are our shareholders possess less than 50% of the total voting power of our issued and outstanding shares for a period of 180 consecutive days.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares to be transferred are free of any lien in favor of us; or (f) a fee of such maximum sum as the board of directors may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 calendar days’ notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in accordance with the Companies Law of the Cayman Islands and the memorandum or articles of association of the company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors or by ordinary resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them, the creation, allotment or issuance of further shares

(whether ranking in priority to, pari passu or subsequent to them) pursuant to the board of director’s ability to issue preference shares in the manner described in “Anti-Takeover Provisions” below or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

History of Securities Issuances

The following is a summary of our securities issuance since July 2008.

In July 2008, we issued and sold 25,000,000 Series E preferred shares to SEEK International Investments Pty Ltd. for consideration of US$45,000,000. We issued and sold 33,333,333 Series E preferred shares to Macquarie Zhaopin Holdings Limited for consideration of US$60,000,000. We issued and sold 524,762 Series E preferred shares to Orchid Asia Management Co. LLC in exchange for 15,000 ordinary shares, 293,663 Series A preferred shares and 24,430 Series B preferred shares. We issued and sold 68,963 Series E preferred shares to JFI II, L.P. in exchange for 13,000 ordinary shares and 34,015 Series A preferred shares. We issued and sold 891,186 Series E preferred shares to Albin Income Trust in exchange for 537,924 Series A preferred shares. We issued and sold 166,667 Series E preferred shares to Marshall B. Payne in exchange for 268,962 Series A preferred shares. In August 2008, we issued and sold 406,275 Series E preferred shares to Orchid Asia Management Co. LLC and JFI II, L.P. for consideration of US$731,295.

In February 2013, we repurchased 12,857,143 Series E preferred shares held by Macquarie Zhaopin Holdings Limited and such shares were then cancelled. In February 2013, we issued 3,061,591 ordinary shares to SEEK International Investments Pty Ltd. for a total consideration of US$329,141.

In June 2013, 291,003 Series A preferred shares, 203,583 Series B preferred shares, 19,426,717 Series D-1 preferred shares, 4,687,500 Series D-2 preferred shares and 47,534,043 Series E preferred shares were redesignated as ordinary shares.

In October 2013, we issued 6,488,409 ordinary shares to SEEK International Investments Pty Ltd. for a total consideration of US$5,284,834.

In March 2014, we issued 1,175,000 ordinary shares to Mr. Wei Zhou for a total consideration of US$1,261,250.

In addition, we have granted to certain of our officers and employees options to purchase an aggregate of 17,166,259 ordinary shares as of the date of this prospectus after deducting forfeitures and option exercises. See “Management—Stock Option Plans.”

Shareholders’ Agreement

In connection with the share purchase and option agreement dated as of January 10, 2013, we and our shareholders entered into the seventh amended and restated shareholders’ agreement, which amended and restated the shareholders’ agreements we had previously entered into with the investors of our preferred shares. Pursuant to the seventh amended and restated shareholders’ agreement, our board of directors should consist of three directors elected in accordance with the articles of association.

Under this shareholders’ agreement, holders of 60% or more of our shares were granted drag-along rights. Our shareholders agreed to be bound by “market stand-off” of up to 180 days after our initial public offering. All of the rights and obligations of our preferred shareholders under the shareholders’ agreement will terminate upon the completion of this offering.

Differences in Corporate Law

The Companies Law is modeled after companies legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Mergers and Similar Arrangements. In certain circumstances, the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by (a) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company and (b) such other authorization, if any, as is required by such constituent company’s memorandum and articles of association. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a non-Cayman Islands company, the procedure is similar, except that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the non-Cayman Islands company and the laws of the jurisdiction in which the non-Cayman Islands company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the non-Cayman Islands company in any jurisdiction; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the non-Cayman Islands company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or been made in any jurisdiction whereby the rights of creditors of the non-Cayman Islands company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the non-Cayman Islands company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the non-Cayman Islands company; (ii) that in respect of the transfer of any security interest granted by the non-Cayman Islands company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the non-Cayman Islands company and (c) the laws of the jurisdiction of the non-Cayman Islands company with respect to the transfer have been or will be complied with; (iii) that the non-Cayman Islands company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant non-Cayman Islands jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

The Companies Law provides for a right of dissenting shareholders to be paid the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the dissenting shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each dissenting shareholder who made a written objection; (c) a dissenting shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in clause (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the dissenting shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the dissenting shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value, and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies and is commonly referred to in the Cayman Islands as a “scheme of arrangement,” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which is more rigorous and takes longer to complete than the procedures typically required to consummate a merger in Delaware), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the transaction parties are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than under the relevant statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability. In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could only be validly effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

As a matter of Cayman Islands law and procedure, a shareholder may commence a derivative action without the leave of the court, but once any of the defendants to the claim have filed a notice of intention to defend, the plaintiff must apply to the court for leave to continue the action.

Transactions with Directors. Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (i) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by a vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our post-offering memorandum and articles of association, subject to any separate requirement for audit committee approval under NYSE rules or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company and for a proper purpose; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill, diligence and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Majority Independent Board. A domestic U.S. company listed on the New York Stock Exchange must comply with the requirement that a majority of the board of directors must be comprised of independent directors as defined under the New York Stock Exchange rules. As a Cayman Islands exempted company, we are allowed, and we plan, to follow home country practices in lieu of certain corporate governance requirements under the New York Stock Exchange rules where there is no similar requirement under the laws of the Cayman Islands.

Shareholder Action by Written Consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman

Islands law and our post-offering articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. Further, under the DGCL, a special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings. Cayman law is essentially the same with respect to shareholder proposals.

Our post-offering memorandum and articles of association allow our shareholders holding not less than one-third of our paid-up voting share capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, although we are required to do so under NYSE rules.

Cumulative Voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering articles of association do not provide for cumulative voting.

Removal of Directors. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, directors can be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders. The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other conditions, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of perpetuating a fraud on the minority shareholders.

Amendment of Governing Documents. Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may be amended by a special resolution of the shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of certain of our officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against conduct amounting to willful default, willful neglect, fraud or dishonesty, for example, civil fraud or the consequences of committing a crime.

Under our post-offering memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents, except through their own dishonesty, willful default or fraud. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our post-offering memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. Cash distributions will be made in U.S. dollars. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld; (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders; and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis; (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis; (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time; and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•

if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable; or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders; (ii) the depositary shall have determined that such distribution is reasonably practicable; and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares;

•	to give instructions for the exercise of voting rights at a meeting of holders of shares;

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by way of a poll. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

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in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees and expenses charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions; or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary, and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities; (ii) any distributions of shares or other property not made to holders of ADRs; or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation; and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register; and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register; and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge; (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register; and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature; and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends; (ii) the payment of fees, taxes, and similar charges; and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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it exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian (i) committed fraud or willful misconduct in the provision of custodial services to the depositary; or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release; (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian; (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares; and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below; and (ii) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below; provided, however, to the extent there are securities law violation aspects to any claims against the depositary brought by any holder, the securities law violation aspects to such claims brought by a holder against the depositary may, at the option of such holder, remain in state or federal court in New York, New York and all other aspects, claims, disputes, legal suits, actions and/or proceedings brought by such holder against the depositary, including those brought along with, or in addition to, securities law violation claims, would be referred to arbitration. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and the Concurrent Private Placement, we will have outstanding 5,610,000 ADSs representing approximately 11.2% of our ordinary shares in issue (i) assuming the over-allotment option is not exercised and (ii) including 2,222,222 Class A ordinary shares we will issue and sell in the Concurrent Private Placement. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

Our officers, directors, principal shareholders and certain option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus. All participants in the directed share program will be required to be subject to the same 180-day lock-up restrictions. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or such shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 998,822 shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; and

•	the average weekly trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144 under the Securities Act, but without compliance with some of the restrictions. Rule 701 provides that 90 days after the effective date of this offering, affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law as to the material Cayman Islands income tax consequences of an investment in our ADSs or ordinary shares, it is the opinion of Maples and Calder, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law as to the material tax consequences of an investment in the company’s ADSs or ordinary shares, subject to the limitations set forth herein, it is the opinion of Commerce & Finance Law Offices, our PRC legal counsel. To the extent that the discussion states legal conclusions under United States federal income tax law as to the material United States federal income tax consequences of an investment in our ADSs or ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on the material Cayman Islands income tax consequences of an investment in ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of ordinary shares or ADSs. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of ordinary shares or ADSs. Payments of dividends and capital in respect of ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from September 21, 1999, the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on ordinary shares, debentures or other obligations of ours. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

PRC Enterprise Income Tax Law

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for PRC Enterprise Income Tax purposes, i.e., it is required to pay enterprise income tax on income derived from sources inside and outside China, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation regulations of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise, and provides that if the foreign enterprise is deemed to be a PRC resident enterprise, dividends and other income obtained by the shareholder from the deemed PRC resident enterprise will be considered PRC-source income and subject to PRC withholding tax, when paid to non-PRC shareholders, which may be further reduced depending on provision in the double taxation agreement between China and the relevant countries. The Circular specifies that certain foreign enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in the PRC. Although the Circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or by foreign individual or enterprise, the determining criteria set forth in the Circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We do not believe that Zhaopin Limited is a PRC resident enterprise because neither meets all of the conditions above. Zhaopin Limited is a company incorporated outside the PRC and keeps its key assets and records, including resolutions of board of directors and resolutions of shareholders, outside of the PRC. In addition, we are not aware of any offshore holding companies with similar corporate structures to ours that have been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we do not believe that Zhaopin Limited should be treated as a “resident enterprise” for PRC tax purposes. However, if the PRC tax authorities determine we are a PRC resident enterprise for PRC Enterprise Income Tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC resident enterprise shareholders, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders may be subject to 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Further, individual holders of ADSs or ordinary shares may be subject to PRC individual income tax on such dividends and gains at a rate of 20%. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event we are treated as a PRC resident enterprise.

Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer using a “substance over form” principle, and if the tax authority concludes that the non-PRC resident enterprise has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price which does not comply with arm’s length principle and results in reduction of taxable income, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident. On December 12, 2013, SAT issued the Notice on relevant Issues Concerning application of Special Taxation Arrangement for Share Transfer by Non-PRC Resident Enterprises, or SAT Circular 72. According to SAT Circular 72, where a non-PRC resident enterprise directly transfers its equity interest in a PRC resident enterprise to its affiliate, or “Restructuring,” (the non-PRC resident enterprise and its affiliate, collectively, the “Restructuring Group”), such non-PRC resident enterprise can apply for a special taxation arrangement with local tax authorities under which the Restructuring Group may defer its income tax by maintaining the original tax basis in the equity interest via the Restructuring if it satisfies certain conditions. Although SAT Circular 698 contains an exemption for transfers of publicly traded stock in a PRC resident enterprise, we do not believe Zhaopin Limited is a PRC resident enterprise and such exemption should not be applicable to the transfer of our ordinary shares or ADSs. If we are regarded as a non-PRC resident enterprise, PRC tax authorities may deem any future transfer of our ordinary shares or ADSs by our shareholders or holders of ADSs to be subject to these regulations, which may subject such shareholders or holders of ADSs to additional reporting obligations or tax burdens. If such shareholders or holders of ADSs fail to comply with these circulars, the PRC tax authorities may take actions, including requesting us to assist in their investigations, which could have a negative impact on our business operations.

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or “Code”. This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or “IRS,” and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address any non-United States, state, or local tax considerations. Each prospective investor is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our ADSs or ordinary shares is urged to consult its tax advisors regarding an investment in our ADSs or ordinary shares.

Based in part on certain representations from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs. The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with claiming foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with claiming the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or “asset test”. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we control their management decisions exercising effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for the United States federal income tax purposes, we may be treated as a PFIC for our current and any subsequent taxable year.

Based on our current income and assets and projections of the value of our ADSs and ordinary shares following this offering, we presently do not expect to be classified as a PFIC for the current taxable year and we do not anticipate becoming a PFIC in future taxable years. While we do not anticipate becoming a PFIC, because the value of assets for the purpose of the asset test may be determined, in part, by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or future taxable years. The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or challenge our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or future taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC in subsequent years. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we are not a PFIC for United States federal income tax purposes.

Dividends

Subject to the discussion under “Passive Foreign Investment Company Rules” below, any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, we expect that any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1, 2015, non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, which will not be a qualified foreign corporation) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the New York Stock Exchange. Provided the listing is approved, we should be a qualified foreign corporation for United States federal income tax purposes because the ADSs are expected to be readily tradable on an established securities market in the United States. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends received on our ADSs or ordinary shares. In such case, we may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any PRC withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for PRC tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat the gain as PRC source income for foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary share), and (ii) any gain realized on the sale or other disposition, including certain pledges of ADSs or ordinary shares. Under these PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the listing on the New York Stock Exchange is approved and that the ADSs are regularly traded. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC, the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will be allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any year that such corporation is not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who makes a mark-to-market election, who has held ADSs or ordinary shares during any taxable year in respect of which we were a PFIC, and who continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously made a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules discussed above with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualifying electing fund election.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. Penalties apply if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated            , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as representatives, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
UBS Securities LLC

Total	5,610,000

The underwriting agreement provides that the underwriters are obligated to purchase all ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. All sales of ADSs in the United States will be made by U.S. registered broker/dealers.

We have granted to the underwriters a 30-day option to purchase up to 841,500 additional ADSs at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per ADS. The underwriters and selling group members may allow a discount of $            per ADS on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of ADSs being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

Our officers, directors, principal shareholders, certain option holders have agreed, and all participants in the directed share program will be required to agree, as a condition of their participation in such program, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or our ordinary shares, whether any of these transactions are to be settled by delivery of ADSs or our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

At our request, the underwriters have reserved up to 10% of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. All participants in the directed share program, including our directors and executive officers who participate in the program, will be required to be subject to the same 180-days lock-up restrictions described above.

Concurrently with, and subject to, the completion of this offering, PCV Belge SCS, or PCV, a vehicle advised by the private equity firm Apax Partners, has agreed to purchase from us an aggregate US$15 million of our Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. Assuming an initial public offering price of US$13.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, PCV will purchase a total of 2,222,222 Class A ordinary shares from us. Our proposed issuance and sale of Class A ordinary shares to PCV is being made through a private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S promulgated under the Securities Act. Under the subscription agreement executed on June 2, 2014, if the initial public offering price is greater than US$14.50 per ADS or we offer more than 6,451,500 ADSs in the offering, PCV will not be obligated to subscribe any shares in the Concurrent Private Placement. PCV has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the Concurrent Private Placement for a period of 180 days after the date of this prospectus, subject to certain exceptions. Pursuant to the terms of the subscription agreement, we also agreed to grant to PCV customary registration rights with respect to the Class A ordinary shares pursuant to a registration rights agreement to be entered into before the closing of this offering.

We have applied to list our ADSs on the New York Stock Exchange.

In connection with the listing of ADSs on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 ADSs or more to a minimum of 400 beneficial owners.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price was negotiated between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included our historical performance, estimates of our business potential and earnings prospects, the valuation multiples of publicly traded companies that the representatives believed to be comparable to us, the history of, and the prospects for, the industry in which we compete and other factors deemed relevant by the representatives and us. It is also possible that after this offering, our ADSs will not trade in the public market at or above the initial public offering price.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of ADSs or preventing or retarding a decline in the market price of ADSs. As a result the price of ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise, and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

Australia

This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia), or “Corporations Act,” and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Corporations Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange. However, in accordance with SEEK’s continuous disclosure obligations in Australia, SEEK may from time to time make certain announcements to the Australian Securities Exchange in connection with this offer.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Corporations Act under one or more exemptions set out in Section 708 of the Corporations Act; and (ii) who are “wholesale clients” as that term is defined in section 761G of the Corporations Act; (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above; and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree does not currently intend to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Corporations Act.

Bermuda

No offer of the ADSs may be made in Bermuda or to any person regarded as resident of Bermuda for exchange control purposes.

Canada

The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made, and only through a dealer duly registered under the applicable securities laws of that province or territory or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs to the public in the Cayman Islands.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each a “Relevant Member State,” with effect from the including the date on which the Prospectus Directive is implemented in that Relevant Member State, or “Relevant Implementation Date,” an offer of the ADSs has not been made or will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last fiscal year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, its last two) annual or consolidated accounts; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/7 1/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The ADSs have not been offered and will not be offered other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of Companies Ordinance (Cap. 32) of Hong Kong; and the underwriters have not issued and will not issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under the Ordinance.

Indonesia

This prospectus has not been, and will not be, distributed or passed on within the Republic of Indonesia or to any persons who are citizens of Indonesia (wherever they are located or domiciled) or to entities or residents in Indonesia. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in the Republic of Indonesia or to Indonesian citizens (wherever they are domiciled or located), Indonesian entities, or Indonesian residents in a manner which constitutes a public offering of the ADSs under the laws or regulations of the Republic of Indonesia.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended. The ADSs have not been offered or sold and will be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term shall mean any person resident in Japan or any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and other applicable laws, regulations and governmental guidelines in Japan.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

This prospectus has not been filed with, reviewed or approved by the Qatar Central Bank, any other relevant Qatar governmental body or securities exchange, nor any foreign governmental body or securities exchange. This prospectus is being issued to a limited number of sophisticated investors and should not be provided to any person other than the original recipient. It is not for general circulation in the State of Qatar and should not be reproduced or used for any other purpose.

Singapore

This prospectus has not been and will not be lodged with or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the ADSs may not be issued, circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined under Section 4A(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore, or “SFA,” and pursuant to Section 274 of the SFA, (ii) to a relevant person as defined under Section 275(2) of the SFA and pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the ADSs are initially subscribed or purchased pursuant to an offer made in reliance of the exemptions under Sections 274 and 275 of the SFA, within the period of six months from the date of the initial subscription or purchase, the ADSs should only be sold in Singapore to institutional investors, relevant persons or any person pursuant to Section 275(1A) of the SFA.

Where the ADSs are subscribed for or purchased under Section 275 of the SFA by a relevant person that is:

•

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law; or

(iv)	as specified in Section 276(7) of the SFA.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX,” or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to us or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA”. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates and Dubai International Financial Center

The offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates, or “UAE,” Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or “DFSA,” a regulatory authority of the Dubai International Financial Centre, or “DIFC”. The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom

This prospectus does not constitute a prospectus for the purposes of the prospectus rules issued by the UK Financial Services Authorities, or “FSA,” pursuant to section 84 of the Financial Services and Markets Act 2000, as amended, or “FSMA,” and has not been filed with the FSA. The ADSs may not be offered or sold and will not be offered or sold to the public in the UK (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (with the meaning of the section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale or any ADSs except in circumstances in which section 21(1) of the FSMA does not apply to us. This prospectus is directed only at (i) persons who are outside the UK and (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or “FPO,” or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49 of the FPO.

Any investment or investment activity to which this prospectus relates is only available to and will only be engaged in with such persons and persons who do not fall within (ii) or (iii) above should not rely on or act upon this communication.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. Except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the New York Stock Exchange listing fee, all amounts are estimates.

SEC registration fee	US$	25,760
The New York Stock Exchange listing fee		125,000
Financial Industry Regulatory Authority, Inc. filing fee		23,000
Printing expenses		310,000
Accounting fees and expenses		762,000
Legal fees and expenses		2,160,000
Miscellaneous		350,000

Total	US$	3,755,760

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Global Law Office. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Global Law Office with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of June 30, 2012 and 2013 and for each of the two years in the period ended June 30, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. This prospectus, which constitutes a part of such registration statement, does not contain all of the information contained in the registration statement. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. You should read the registration statements on Form F-1 and Form F-6 and their respective exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other information disclosure requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ZHAOPIN LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Zhaopin Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ (deficit)/equity and of cash flows present fairly, in all material respects, the financial position of Zhaopin Limited (the “Company”) and its subsidiaries (collectively, the “Group”) at June 30, 2012 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

February 21, 2014

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2012 AND 2013

(in thousands, except for number of shares)

		As of June 30,
		2012	2013	2013	2013	2013
	Note	RMB	RMB	US$	RMB	US$
				(Note 3(d))	Pro forma (Note 16) (unaudited)	(Note 3(d)) Pro forma (Note 16) (unaudited)
ASSETS
Current assets:
Cash	3(f)	617,840	368,946	59,350	368,946	59,350
Restricted cash	3(g)	—	10,757	1,730	10,757	1,730
Time deposits and restricted time deposits	3(h)	—	332,340	53,462	332,340	53,462
Accounts receivable, net	5	11,736	12,192	1,961	12,192	1,961
Amounts due from a related party	17	7,559	—	—	—	—
Prepayments and other current assets	6	57,570	60,616	9,751	60,616	9,751
Deferred tax assets	11	9,502	9,495	1,528	9,495	1,528

Total current assets		704,207	794,346	127,782	794,346	127,782

Non-current assets:
Restricted cash	3(g)	—	4,115	662	4,115	662
Restricted time deposits	3(h)	—	187,110	30,099	187,110	30,099
Property and equipment, net	7	26,905	30,939	4,977	30,939	4,977
Intangible assets, net	8	1,962	4,750	765	4,750	765

Total non-current assets		28,867	226,914	36,503	226,914	36,503

Total assets		733,074	1,021,260	164,285	1,021,260	164,285

LIABILITY, MEZZAININE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Short-term bank loan	9	—	212,259	34,145	333,572	53,661
Current portion of long-term bank loans	9	—	36,444	5,863	—	—
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of RMB365 and RMB304(US$49) as of June 30, 2012 and 2013, respectively)		3,102	2,778	447	2,778	447
Amounts due to related parties	17	1,207	990	159	990	159
Salaries and welfare payable (including salaries and welfare payable of the consolidated variable interest entities without recourse to the Company of RMB4,856 and RMB4,914(US$790) as of June 30, 2012 and 2013, respectively)		60,394	74,580	11,997	74,580	11,997
Taxes payable (including taxes payable of the consolidated variable interest entities without recourse to the Company of RMB4,335 and RMB4,313(US$694) as of June 30, 2012 and 2013, respectively)		14,922	44,414	7,145	44,414	7,145

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF JUNE 30, 2012 AND 2013

(in thousands, except for number of shares)

		As of June 30,
		2012	2013	2013	2013	2013
	Note	RMB	RMB	US$	RMB	US$
				(Note 3(d))	Pro forma (Note 16) (unaudited)	(Note 3(d)) Pro forma (Note 16) (unaudited)
Deferred revenues (including deferred revenues of the consolidated variable interest entities without recourse to the Company of RMB42,224 and RMB22,863(US$3,678) as of June 30, 2012 and 2013, respectively)		328,068	366,589	58,971	366,589	58,971
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of RMB4,189 and RMB5,769(US$928) as of June 30, 2012 and 2013, respectively)	10	38,430	61,135	9,834	61,135	9,834
Deferred tax liability		—	22,410	3,605	22,410	3,605

Total current liabilities		446,123	821,599	132,166	906,468	145,819

Deferred revenues (including deferred revenues of the consolidated variable interest entities without recourse to the Company of RMB151 and RMB226(US$36) as of June 30, 2012 and 2013, respectively)		1,971	1,661	267	1,661	267
Long-term bank loans	9	—	162,864	26,200	77,995	12,547

Total liabilities		448,094	986,124	158,633	986,124	158,633

Commitments and contingencies	18
Mezzanine equity
Series A convertible preferred shares (US$0.01 par value; 12,604,286 shares authorized, 291,003 and nil shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$115 and nil as of June 30, 2012 and 2013, respectively)	13	952	—	—	—	—
Series B convertible preferred shares (US$0.01 par value; 4,013,203 shares authorized, 460,749 and 257,166 shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$226 and US$126 as of June 30, 2012 and 2013, respectively, and none outstanding on a pro forma basis as of June 30, 2013 (unaudited))	13	1,873	1,045	168	—	—

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF JUNE 30, 2012 AND 2013

(in thousands, except for number of shares)

		As of June 30,
		2012	2013	2013	2013	2013
	Note	RMB	RMB	US$	RMB	US$
				(Note 3(d))	Pro forma (Note 16) (unaudited)	(Note 3(d)) Pro forma (Note 16) (unaudited)
Series C convertible preferred shares (US$0.01 par value; 15,722,878 shares authorized, 81,330 shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$42 as of June 30, 2012 and 2013, respectively, and none outstanding on a pro-forma basis as of June 30, 2013 (unaudited))	13	344	344	55	—	—
Series D-1 convertible preferred shares (US$0.01 par value; 19,426,718 shares authorized, 19,426,717 and nil shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$20,000 and nil as of June 30, 2012 and 2013, respectively)	13	156,181	—	—	—	—
Series D-2 convertible preferred shares (US$0.01 par value; 4,687,500 shares authorized, 4,687,500 and nil shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$7,500 and nil liquidation value as of June 30, 2012 and 2013, respectively)	13	52,416	—	—	—	—
Series E redeemable convertible preferred shares (US$0.01 par value; 62,808,613 shares authorized, 60,391,186 and nil shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$108,704 and nil as of June 30, 2012 and 2013, respectively; aggregated redemption value of US$108,704 and nil as of June 30, 2012 and 2013, respectively)	13	746,037	—	—	—	—

Total mezzanine equity		957,803	1,389	223	—	—

ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF JUNE 30, 2012 AND 2013

(in thousands, except for number of shares)

		As of June 30,
		2012	2013	2013	2013	2013
	Note	RMB	RMB	US$	RMB	US$
				(Note 3(d))	Pro forma (Note 16) (unaudited)	(Note 3(d)) Pro forma (Note 16) (unaudited)
Shareholders’ (deficit)/equity
Ordinary shares (US$0.01 par value; 159,051,299 shares authorized, 2,027,680 and 78,438,133 shares issued and outstanding as of June 30, 2012 and 2013, respectively, 78,776,629 shares outstanding on a pro forma basis as of June 30, 2013 (unaudited))	14	168	5,480	882	5,501	885
Additional paid-in capital		22,250	794,362	127,785	795,730	128,005
Statutory reserves	3(t)	6,738	9,093	1,463	9,093	1,463
Accumulated other comprehensive loss		(11,460)	(2,551)	(410)	(2,551)	(410)
Accumulated deficit		(690,519)	(772,637)	(124,291)	(772,637)	(124,291)

Total shareholders’ (deficit)/equity		(672,823)	33,747	5,429	35,136	5,652

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		733,074	1,021,260	164,285	1,021,260	164,285

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

		For the Years Ended June 30,
		2012	2013	2013
	Note	RMB	RMB	US$ Note 3(d)
Revenues:	3(m)
Online recruitment services		692,779	749,842	120,623
Campus recruitment services		58,771	67,307	10,827
Assessment services		16,956	32,740	5,267
Other human resources related services		53,026	39,731	6,392

Total revenues		821,532	889,620	143,109
Less: Business tax and surcharges		(48,636)	(41,793)	(6,723)

Net revenues		772,896	847,827	136,386
Cost of services(1)		(60,534)	(67,531)	(10,864)

Gross profit		712,362	780,296	125,522

Operating expenses(1):
Sales and marketing expenses		(374,511)	(399,850)	(64,322)
General and administrative expenses		(152,784)	(171,538)	(27,594)

Total operating expenses		(527,295)	(571,388)	(91,916)

Income from operations		185,067	208,908	33,606
Other (expenses)/income:
Foreign currency exchange loss		(32)	(28)	(4)
Interest income, net		15,257	14,672	2,360
Other income, net		668	2,755	443

Income before income tax expenses		200,960	226,307	36,405
Income tax expenses	11	(30,243)	(70,393)	(11,324)

Net income		170,717	155,914	25,081

Less: Deemed dividend to a preferred shareholder	13	—	(265,032)	(42,634)
Income allocated to participating preferred shareholders	13	(166,764)	—	—

Net income/(loss) attributable to ordinary shareholders		3,953	(109,118)	(17,553)

Net income/(loss) per share:	15
—Basic		1.95	(20.51)	(3.30)
—Diluted		1.68	(20.51)	(3.30)
Weighted average number of shares used in computing net income/(loss) per share:
—Basic		2,027,680	5,319,527	5,319,527
—Diluted		101,331,125	5,319,527	5,319,527
Comprehensive income:
Net income		170,717	155,914	25,081
Foreign currency translation adjustment, net of tax		(555)	8,909	1,433

Total comprehensive income		170,162	164,823	26,514

Note:
(1) Share-based compensation expenses were allocated to cost of services and operating expenses as follows:
Cost of services		345	239	38
Sales and marketing expenses		1,664	1,555	250
General and administrative expenses		6,243	3,911	629

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares)

	Note	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ (Deficit)/Equity
		Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of July 1, 2011		2,027,680	168	12,955	136	(10,905)	(854,634)	(852,280)
Expiration of put option		—	—	1,043	—	—	—	1,043
Share-based compensation expenses	12	—	—	8,252	—	—	—	8,252
Appropriation of statutory reserves		—	—	—	6,602	—	(6,602)	—
Net income		—	—	—	—	—	170,717	170,717
Foreign currency translation adjustment, net of tax		—	—	—	—	(555)	—	(555)

Balances as of June 30, 2012		2,027,680	168	22,250	6,738	(11,460)	(690,519)	(672,823)

Share-based compensation expenses	12	—	—	5,705	—	—	—	5,705
Repurchase of Series E Preferred Shares	13	—	—	(29,355)	—	—	(235,677)	(265,032)
Issuance of ordinary shares upon exercise of share options	12	4,061,591	256	3,239	—	—	—	3,495
Conversion of preferred shares	13	72,348,862	5,056	792,523	—	—	—	797,579
Appropriation of statutory reserves		—	—	—	2,355	—	(2,355)	—
Net income		—	—	—	—	—	155,914	155,914
Foreign currency translation adjustment, net of tax		—	—	—	—	8,909	—	8,909

Balances as of June 30, 2013		78,438,133	5,480	794,362	9,093	(2,551)	(772,637)	33,747

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands)

	For the Years Ended June 30,
	2012	2013	2013
	RMB	RMB	US$ Note 3(d)
Cash flows from operating activities:
Net income	170,717	155,914	25,081
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expenses	8,252	5,705	917
Interest expense	—	3,136	504
(Reversal) / provision for allowance for doubtful accounts	(203)	875	141
Depreciation expenses	11,114	14,608	2,350
Amortization expenses	1,180	2,335	376
Loss on disposal of property and equipment and intangible assets	200	109	18
Loss from foreign currency exchange	32	28	4
Deferred tax (benefits) / expenses	(9,211)	22,417	3,606
Gain from disposal of a VIE	(774)	—	—
Changes in operating assets and liabilities:
Accounts receivable	1,800	(1,331)	(214)
Amounts due from a related party	136	7,559	1,216
Prepayment and other current assets	(17,315)	(3,046)	(490)
Amounts due to related parties	217	(217)	(35)
Accounts payable	(1,314)	(324)	(52)
Salaries and welfare payable	18,426	14,186	2,282
Taxes payable	(6,383)	29,492	4,744
Deferred revenues	62,502	38,211	6,147
Accrued expenses and other current liabilities	16,767	16,633	2,676

Net cash provided by operating activities	256,143	306,290	49,271

Cash flows from investing activities:
Placement of time deposits	—	(519,450)	(83,561)
Cash paid relating to restricted cash	—	(14,872)	(2,392)
Proceeds from disposal of property and equipment	261	49	8
Purchase of property and equipment	(23,451)	(12,725)	(2,047)
Purchase of intangible assets	(1,333)	(5,126)	(825)

Net cash used in investing activities	(24,523)	(552,124)	(88,817)

Cash flows from financing activities:
Proceeds from exercise of options	—	3,495	562
Repurchase of preferred shares	—	(423,867)	(68,185)
Proceeds of bank loans	—	427,007	68,690
Payment of bank loan facility transaction costs	—	(8,912)	(1,433)

Net cash used in financing activities	—	(2,277)	(366)

Effect of exchange rate changes on cash	(555)	(783)	(126)

Net increase/(decrease) in cash	231,065	(248,894)	(40,038)
Cash, beginning of the year	386,775	617,840	99,388

Cash, end of the year	617,840	368,946	59,350

ZHAOPIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands)

	For the Years Ended June 30,
	2012	2013	2013
	RMB	RMB	US$ Note 3(d)
Supplemental disclosure of cash flow information:
Cash paid for income taxes	45,975	44,365	7,137
Cash paid for interest expense	—	2,035	327
Supplemental disclosure of non-cash financing and investing activities:
Accrual related to purchase of property and equipment	(760)	6,075	977
Accrual related to intended IPO-related service fees	12,256	—
Conversion of preferred shares into ordinary shares	—	797,579	128,302

The accompanying notes are an integral part of these consolidated financial statements.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal Activities

Zhaopin Limited (“Zhaopin”, or the “Company”) through its subsidiaries and variable interest entities (“VIEs”), hereinafter collectively referred to as the “Group”, is principally engaged in operating a leading online recruitment platform in the People’s Republic of China (“China”, or the “PRC”). The Group also provides complementary human resources related services, including campus recruitment, executive searches and print advertising.

(b) Organization

The Company was incorporated in the Cayman Islands on September 1, 1999 under the name of Zhaopin.com Limited, and subsequently changed its name to Zhaopin Limited in 2002.

In 2000, the Company incorporated Beijing Wangpin Consulting Co., Ltd. (“Beijing Wangpin”) and Wangpin Information Consulting (Shanghai) Co., Ltd. In 2006, the Company incorporated Zhilian Wangpin (Beijing) Technology Co., Ltd. (“Zhilian Wangpin”), and in 2008 the Company incorporated Zhilian Yipin Beijing Technology Co., Ltd.

PRC laws and regulations currently limit direct foreign ownership of companies that provide value-added telecommunication services, advertising services and human resources related services. To comply with these regulations, the Company conducts parts of its online recruitment and other human resources related businesses in China through its VIEs (see Note 2). As of June 30, 2013, the Company has a total of 16 VIEs in China, including Beijing Zhilian Sanke Human Resources Service Co., Ltd. (“Zhilian Sanke”), which holds the licenses and permits necessary to conduct internet related operations in China. The Company conducts its human resources related operations primarily through Beijing Wangpin, a subsidiary of the Company.

(c) Major Subsidiaries and VIEs

As of June 30, 2013, the Company’s consolidated subsidiaries and VIEs include the following entities:

Name	Place of Incorporation/ Establishment	Date of Incorporation/ Acquisition	Percentage of Direct Ownership	Principal Activities
Subsidiaries
Beijing Wangpin Consulting Co., Ltd.	PRC	05/29/2000	90%*	Online recruitment
Zhilian Yipin (Beijing) Technology Co., Ltd.	PRC	08/22/2008	100%	Software development and technical services
Zhilian Wangpin (Beijing) Technology Co., Ltd.	PRC	02/17/2006	100%	Software development and technical services
Wangpin Information Consulting (Shanghai) Company Co., Ltd.	PRC	03/22/2000	100%	Dormant
Nanjing Zhilian Advertising Co., Ltd.	PRC	07/09/2004	100%	Online recruitment***
Suzhou Wangpin Advertising Co., Ltd.	PRC	01/10/2006	100%	Advertising
Changsha Lianzhi Human Resources Service Co., Ltd.	PRC	01/23/2006	100%	Online recruitment***
Guangdong Zhilian Culture & Media Co., Ltd.	PRC	11/26/2007	100%	Online recruitment

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name	Place of Incorporation/ Establishment	Date of Incorporation/ Acquisition	Percentage of Direct Ownership		Principal Activities
VIEs
Beijing Zhilian Sanke Human Resources Service Co., Ltd.	PRC	04/29/1997	0	%**	Online recruitment
Wuhan Zhilian Rencai Advertising Co., Ltd.	PRC	10/31/2003	0	%**	Online recruitment***
Shaanxi Zhilian Advertising Co., Ltd.	PRC	04/26/2004	0	%**	Advertising***
Jinan Zhilian Wangpin Advertising Co., Ltd.	PRC	10/14/2004	0	%**	Advertising***
Sichuan Zhilian Advertising Co., Ltd.	PRC	12/09/2004	0	%**	Advertising***
Shenyang Zhilian Wangpin Advertising Co., Ltd.	PRC	01/13/2005	0	%**	Advertising
Harbin Zhilian Wangcai Advertising Co., Ltd.	PRC	01/07/2008	0	%**	Advertising
Shenyang Zhilian Recruitment Service Co., Ltd.	PRC	05/09/2007	0	%**	Online recruitment***
Qingdao Zhilian Advertising Co., Ltd.	PRC	06/02/2005	0	%**	Advertising***
Dalian Zhilian Advertising Co., Ltd.	PRC	11/24/2005	0	%**	Advertising***
Tianjin Zhilian Advertising Co., Ltd.	PRC	12/31/2005	0	%**	Advertising***
Changchun Zhilian Advertising Co., Ltd.	PRC	01/14/2005	0	%**	Advertising***
Changchun Zhilian Human Resources Service Co., Ltd.	PRC	05/16/2006	0	%**	Online recruitment***
Hangzhou Wangpin Advertising Co., Ltd.	PRC	04/24/2006	0	%**	Advertising***
Fuzhou Zhilian Advertising Co., Ltd.	PRC	11/26/2007	0	%**	Advertising***
Xiamen Zhilian Wangpin Commercial Service Co., Ltd.	PRC	03/14/2008	0	%**	Business services***

*	Beijing Wangpin is 90% owned by the Company and 10% owned by Zhilian Sanke, a variable interest entity for which the Company is the primary beneficiary (see Note 2).
**	The Company is the primary beneficiary for these variable interest entities. Accordingly, the results of operations, financial position and cash flows of these entities have been consolidated in the Group’s consolidated financial statements (see Note 2).
***	The Company started to transfer the business operation of two subsidiaries of Zhilian Wangpin and 13 VIEs to Beijing Wangpin in preparation for the liquidation of the two subsidiaries and the 13 VIEs.

2. VARIABLE INTEREST ENTITIES

Zhilian Wangpin entered into a series of contractual agreements (collectively, “VIE Agreements”) with the VIEs and the respective direct equity owners of the VIEs, who are affiliated with the Company or who are affiliated with a former preferred shareholder of the Company. Through these contractual agreements, Zhilian Wangpin is able to:

•	exercise effective control over each VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses as if it were the sole shareholder; and

•	have an exclusive option to purchase all of the equity interest in each VIE.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Consolidation—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendment in this accounting standards update replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity, or (2) the right to receive benefits from the entity.

The Group adopted this amendment on January 1, 2010, which was the effective date of the standard. Management evaluated the relationships among Zhilian Wangpin, the VIEs and their respective direct equity owners and concluded that Zhilian Wangpin is the primary beneficiary in each variable interest arrangement. As a result, the results of operations, assets and liabilities of the VIEs have been included in the Group’s consolidated financial statements.

VIE Agreements

Zhilian Wangpin’s relationships with the VIEs are governed by the following contractual agreements. Unless otherwise stated, the contractual agreements signed with each VIE contains substantially similar terms as described below.

Business Operations Agreements

Pursuant to the Business Operations Agreements entered into between Zhilian Wangpin, each VIE and its respective direct equity owners, the VIE must appoint the persons designated by Zhilian Wangpin to be its directors, general manager, chief financial officer and any other senior officers. The VIE and its direct equity owners agree to accept the proposals provided by Zhilian Wangpin, from time to time and at any time, relating to employment, daily business and financial management. That is, Zhilian Wangpin has the contractual right to make all decisions of the VIE, including the power to direct and dictate the corporate policy, financial management, daily operations and staff employment of the VIE. Without Zhilian Wangpin’s prior written consent, the VIE shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including, but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreement to a third party. The term of these agreements are ten years and will be extended if Zhilian Wangpin provides a written notice requesting extension prior to the expiration date. Zhilian Wangpin may terminate the agreement at any time by providing advance written notice to the VIE. Neither the VIE nor any of its direct equity owners may terminate this agreement prior to the expiration date.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements entered into between Zhilian Wangpin, each VIE and its respective direct equity owners, the direct equity owners pledged all of their equity interest in their VIE to Zhilian Wangpin to guarantee the VIE and the direct equity owners’ obligations under, where applicable, the Loan Agreement, the Exclusive Technical and Consulting Services Agreement, the Business Operation Agreement and the Exclusive Equity Option Agreement. If the VIE and/or any of its direct equity owners breach

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

their contractual obligations under these agreements, Zhilian Wangpin, as pledgee, will be entitled to certain rights, including the right to sell in accordance with the legal procedures or otherwise dispose of the pledged equity interests. In addition, Zhilian Wangpin has the right to convert the value of all or part of pledged equity interests into money in compliance with legal procedures, or has the priority to be compensated by the proceeds generated from auction or sale of such pledged equity interests. Without Zhilian Wangpin’s prior written consent, the direct equity owners of the VIE shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Zhilian Wangpin’s interests. The Equity Interest Pledge Agreements shall expire on the date on which the VIE and its direct equity owners have fully performed their obligations under the aforementioned agreements.

Power of Attorney

Pursuant to the Power of Attorney, the direct equity owners each irrevocably appointed a person designated by Zhilian Wangpin as their attorney-in-fact to vote on their behalf on all matters of its respective VIE requiring shareholder approval under PRC laws and regulations and the VIE’s articles of association.

The appointment of the person designated by Zhilian Wangpin as the attorney-in-fact is conditional upon such person’s employment with Zhilian Wangpin or its affiliates. Each Power of Attorney will remain in force for ten years unless terminated earlier upon the occurrence of any of the following: (i) the person designated by Zhilian Wangpin terminates his or her employment with Zhilian Wangpin or its affiliates; (ii) Zhilian Wangpin issues a written notice to dismiss or replace the person designated by Zhilian Wangpin with another person; or (iii) the business operations agreement among Zhilian Wangpin, the VIE and its respective direct equity owners terminates or expires. The terms of the Power of Attorney agreement can be extended upon Zhilian Wangpin’s request, and the VIE’s approval of the agreement is not required. The VIE has no right to terminate the Power of Attorney agreement in any event.

Exclusive Equity Option Agreements

Pursuant to the Exclusive Equity Option Agreements entered into between Zhilian Wangpin, each VIE and the respective direct equity owners of each VIE, the direct equity owners have granted Zhilian Wangpin or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interest in the VIE in consideration for the loans extended to the direct equity owners of the VIE under the Loan Agreement mentioned below. Pursuant to the agreement, Zhilian Wangpin has the option to acquire the equity interest at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to the direct equity owners under the Loan Agreement. Zhilian Wangpin or its designated representatives have sole discretion to decide when to exercise such options, either in part or in full. Zhilian Wangpin or its designated representatives are entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option to any third party. Without Zhilian Wangpin’s consent, the direct equity owners may not transfer, donate, pledge or otherwise dispose of their equity shareholdings in any way. The term of this agreement is ten years and may be extended by Zhilian Wangpin’s written notice prior to the expiration date. The Exclusive Equity Option Agreement remains in full force and effect during the term of the agreement and extended period unless Zhilian Wangpin gives advance notice of termination to the direct equity owners or the VIE files bankruptcy, is dissolved or is forced to be closed.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

Exclusive Technical and Consulting Services Agreements

Pursuant to the Exclusive Technical and Consulting Services Agreement between Zhilian Wangpin and each VIE, Zhilian Wangpin has the exclusive right to provide to the VIE technical and consulting services relating to, among other things, server maintenance and related internet platform management service, development and upgrade of application software for servers and users, training of technical and business personnel, and other services agreed upon by the parties. Without Zhilian Wangpin’s prior written consent, the VIE shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, Zhilian Wangpin exclusively owns all intellectual property rights resulting from the performance of all services under this agreement. The Exclusive Technical and Consulting Services Agreement entitles Zhilian Wangpin to charge the VIE service fees that amount to substantially all of the net income of the VIE. The term of this agreement is ten years and will be extended upon the written notice made by Zhilian Wangpin for a period determined by Zhilian Wangpin. Zhilian Wangpin can terminate the agreement at any time by providing 30 days’ prior written notice to the VIE. The VIE is not permitted to terminate the agreement prior to the expiration date, unless due to Zhilian Wangpin’s gross negligence, fraud, unlawful conducts or bankruptcy.

Loan Agreements

Under the Loan Agreements between Zhilian Wangpin and the direct equity owners, Zhilian Wangpin extended interest-free loans to the direct equity owners of each VIE solely for the purpose of capital injection to the VIE. The loan can be repaid only with the proceeds from the sale of all of the equity interest in the VIE to Zhilian Wangpin, or its designated representatives upon the written request of Zhilian Wangpin. The term of the loan is ten years from the date when the loan is received by the direct equity owners, and will be automatically extended for another one year for an unlimited number of times unless terminated by written notice from Zhilian Wangpin to the direct equity owners of the VIE thirty days prior to the due date.

Risks in Relation to the Corporate Structure

Pursuant to Business Operations Agreements and Power of Attorney, the Company has obtained power, as granted to the direct equity owners by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, which significantly impact the VIEs’ economic performance.

Under the Exclusive Technical and Consulting Service Agreement, the amount of service fees to be paid by the VIEs shall be determined by Zhilian Wangpin. Zhilian Wangpin is contractually given the power to determine the amount of the service fees as deemed appropriate given that Zhilian Wangpin has effective control over the management and board of directors of the VIEs through the Business Operations Agreements and Power of Attorney agreements. Accordingly, the Exclusive Technical and Consulting Service Agreements give Zhilian Wangpin the ability to extract substantially all of the economic benefits out of the VIEs at Zhilian Wangpin’s sole discretion. In addition, under the other contractual arrangements between Zhilian Wangpin, the VIEs and the direct equity owners, Zhilian Wangpin has the sole authority to restrict any payment of dividends or any amounts to the direct equity owners. Zhilian Wangpin also has the right to receive all residual assets of the VIEs through the exercise of the call option under the Exclusive Equity Option Agreements, when and to the extent permitted by PRC law.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

As a result of the VIE Agreements, direct equity owners of the VIEs do not have the ability to control or make decisions affecting the VIEs’ business and operations, nor do they have the ability to absorb the expected losses or receive the expected residual returns of the VIEs. The Company, through Zhilian Wangpin’s assumption of voting and dividend rights, controls the VIEs and is the ultimate primary beneficiary of the VIEs. Therefore, the Company has the right to receive significant benefits from the VIEs and has consolidated the financial results of the VIEs in the Company’s consolidated financial statements since their dates of incorporation.

The Group believes that Zhilian Wangpin’s contractual arrangements with the VIEs and the direct equity owners of the VIEs are in compliance with PRC regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. If the corporate structure and contractual arrangements through which the Group conducts its business in China are found to be in violation of any existing or future PRC regulations, the relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses in China;

•	restrict or prohibit related party transactions between Zhilian Wangpin and the VIEs;

•	impose fines or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter the corporate structure; and

•	restrict or prohibit the Group’s ability to finance its operations.

The imposition of any of these penalties could result in a material adverse effect on the Group’s results of operations and financial condition. Any changes in PRC regulations that affect the Group’s ability to exercise effective control over the VIEs and receive substantially all of the economic benefits and residual returns of the VIEs may preclude the Group from consolidating the VIEs in the future. In addition, the legal owners of the VIEs are different from the legal owners of the Company and Zhilian Wangpin, and therefore the Group cannot be assured that when conflicts of interest arise, any or all of the direct equity owners will act in the best interests of the Group or such conflicts will be resolved in the Group’s favor. The direct equity owners of the VIEs may breach, cause the VIEs to breach or refuse to renew the existing contractual arrangements with Zhilian Wangpin. To prevent this from occurring, the following controls have been implemented by the Company:

•

The Company and its controlling shareholder SEEK Limited have the power to appoint direct equity owners of the VIEs, and are able to exercise appropriate evaluation of honesty and integrity of the direct equity owners of the VIEs;

•	Management of VIEs are designated by the Company to ensure VIEs are operating in accordance with the instructions directed by the Company; and

•	Business licenses and all company seals and chops of the VIEs are kept in the custody of the Company, and may only be used by authorized personnel according to the policies determined by the Company.

As of June 30, 2013, eight of the Group’s VIEs have registered their equity pledge with the relevant local administration for industry and commerce. The remaining eight VIEs have yet to register their equity pledge. Although the lack of registration of the equity pledges does not affect the Group’s ability to enforce the duly executed agreements against the direct equity owners of the VIEs, the Group may not be able to successfully enforce these pledges against any third parties, who may acquire the equity interests in the VIEs in good faith, until the equity pledges are registered.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

The following consolidated financial information of the VIEs is included in the accompanying consolidated financial statements:

	As of June 30,
	2012	2013
	RMB	RMB
Total assets	32,378	22,677
Total liabilities	128,125	103,222
Payable to third parties	56,120	38,389
Payable to inter-company entities*	72,005	64,833

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Net revenue	147,111	100,289
Net income	20,943	15,446
Inter-company service fees paid/payable*	(2,525)	—

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Net decrease in cash	(2,305)	(8,249)

*	All inter-company transactions and balances have been eliminated upon consolidation.

The total assets of the consolidated VIEs as of June 30, 2012 and 2013 were mainly comprised of cash, accounts receivable, amounts due from inter-company entities, prepayments and other current assets and property and equipment. The total liabilities of the consolidated VIEs as of June 30, 2012 and 2013 were mainly comprised of accounts payable, salaries and welfare payable, deferred revenues and amounts due to inter-company entities.

Under the contractual agreements with the VIEs, Zhilian Wangpin has the power to direct activities of the VIEs, and direct the transfer of assets out of the VIEs. Therefore, Zhilian Wangpin considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs except for registered capitals of the VIEs amounting to RMB8,760 as of June 30, 2013. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that could require Zhilian Wangpin or the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE where the Company or its subsidiaries have a variable interest but are not the primary beneficiary.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

Disposal of a VIE

In May 2012, Zhilian Wangpin disposed of Henan Wangpin Advertising Co., Ltd. (“Henan Wangpin”) by terminating its VIE agreements with Henan Wangpin and its direct equity holders. The Company disposed of Henan Wangpin because the Company planned to conduct its business operations in Henan through a branch established under Beijing Wangpin. To facilitate the disposal of Henan Wangpin, the Company has transferred substantially all of Henan Wangpin’s assets and operations into the Henan branch of Beijing Wangpin prior to the termination of the VIE agreements. All operational employees of Henan Wangpin were re-employed by Beijing Wangpin and all new sales contracts, including sales contracts with existing customers that have replaced expired contracts, were signed by Beijing Wangpin. Since Beijing Wangpin and Henan Wangpin were under common control before and after the assets and business transfer, the Company accounted for the arrangement as a common control transaction.

After the completion of the assets and operations transfer from Henan Wangpin into the Henan branch of Beijing Wangpin, the Company terminated its VIE agreement with Henan Wangpin and its direct equity holder. After the termination of the VIE agreements, Henan Wangpin ceased to be included in the consolidated financial statements of the Group. The Company recognized a gain from disposal amounting to RMB774 from the disposal of Henan Wangpin in its consolidated statement of comprehensive income.

Subsequent to the termination of the VIE agreements with Henan Wangpin, the Company entered into a service agreement with Henan Wangpin to transfer unfulfilled executory contracts with customers from Henan Wangpin to Beijing Wangpin at their carrying amount of RMB100. The executory contracts that Beijing Wangpin ultimately fulfilled were accounted for as revenue earned ratably over the remaining service fulfillment period. As of June 30, 2013, the Company has physical possession of the chops and seals of Henan Wangpin so the direct equity owners of Henan Wangpin do not have the ability to reassign any unfulfilled service contract to themselves, or another party.

3. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company is the ultimate primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has a controlling financial interest in the entity. The Company or its subsidiary is considered to be the primary

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

beneficiary if the Company or its subsidiary has the power to direct the activities that most significantly impacts the entity’s economic performance, and bears the risks of, and enjoys the rewards normally associated with, ownership of the entity.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the allowance for doubtful accounts, estimating useful lives of long-lived assets and intangible assets, subsequent impairment assessment of long-lived assets, valuation allowance of deferred tax assets, relative values of accounting units in certain multiple element arrangements and determination of share-based compensation. In addition, the valuation model used to estimate the fair value of share options upon grant date and the valuation of the preferred shares on their issuance date uses certain assumptions, including, but not limited to, complex and subjective judgment made regarding the Group’s projected financial and operating results and business risks.

(c) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is the United States dollar (“US$”), while the functional currency of the Company’s subsidiaries and VIEs incorporated and operated in the PRC is the RMB. In the consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments net of taxes, and are shown as a component of other comprehensive loss in the statements of comprehensive income.

(d) Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and statements of cash flows from RMB into US$ as of and for the year ended June 30, 2013 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2164, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on March 31, 2014. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2014, or at any other rate.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Fair Value of Financial Instruments

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—include other inputs that are directly or indirectly observable in the market place.

Level 3—unobservable inputs which are supported by little or no market activity.

The Company’s financial instruments include time deposits and restricted time deposits, accounts receivable, prepaid and other current assets, non-current restricted time deposits, short-term borrowings, current portion of long-term bank loans, accounts payable, accrued expenses and other current liabilities, deferred revenues, and long-term bank loans. See Note 19—Fair Value Measurement.

(f) Cash and cash equivalents

Cash represents cash on hand and demand deposits placed with banks which have original maturities of three months or less, and are readily convertible into known amounts of cash.

The Group invests in short-term wealth management products with reputable PRC banks from time to time. These short-term wealth management products are considered cash equivalents as they are all principal-protected, redeemable at any time with original maturities of 90 days or less. All cash equivalents have been converted into cash at each reporting period end. The Group had no cash equivalent balances as of June 30, 2012 and 2013, respectively.

(g) Restricted cash

In February 2013, the Company entered into loans facility agreements with offshore branches of certain banks for the repurchase of redeemable convertible preferred shares (see Note 13). These bank loans are secured by RMB deposits in onshore branches of those banks.

For the year ended June 30, 2013, the Company drew down loans from the offshore banks for the repurchase of redeemable convertible preferred shares. The loans from the offshore banks are classified as short-term bank loans or long-term bank loans based on their repayment period. The rates of interest under the bank loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

As at June 30, 2013, RMB14,872 cash deposits in the interest reserve accounts for these bank loans, which are designated for bank loan payment only, are classified as restricted cash on the Company’s consolidated financial statements.

Restricted cash deposits are valued based on the prevailing interest rates in the market, and classified into current and non-current portion based on the maturities of the bank loans they are associated with.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(h) Time deposits and restricted time deposits

Time deposits represent demand deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods. Time deposits are valued based on the prevailing interest rates in the market.

As at June 30, 2013, RMB486,690 time deposits are pledged as collateral to the bank loans and therefore are treated as restricted time deposits on the Company’s consolidated financial statements.

Restricted time deposits are valued based on the prevailing interest rates in the market, and classified into current and non-current portion based on the maturities of the bank loans they are associated with.

(i) Accounts Receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amount that will not be collected. The Group makes estimation for the collectability of accounts receivable considering many factors including, but not limited to, reviewing accounts receivable balances, historical bad debt rate, repayment patterns, customer credit worthiness, financial condition of the customer and industry trend analysis that resulted in an inability to make overdue payments. The Group also makes specific allowances if there is evidence that the receivable is likely to be irrecoverable and the allowances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote. Accounts receivable in the consolidated balance sheet were stated net of such provisions.

(j) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated Useful Lives of the Assets
Leasehold improvements	Shorter of the remaining lease period or the estimated useful lives
Electronic equipment	3 years
Furniture and office equipment	5 years
Motor vehicles	5 years

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the disposal assets. Such differences, if any, are recognized as other income, net in the consolidated statements of comprehensive income.

(k) Intangible Assets

Intangible assets mainly consist of computer software and licenses purchased for internal use. Intangible assets are stated at cost less accumulated amortization, which is recognized using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 3 years for computer software, 10 years for licenses and 10 years for registered trademarks.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(l) Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the asset group to the estimated future undiscounted cash flows associated with the related assets. The Group recognizes impairment for long-lived assets in the event that the carrying value of such assets exceeds the estimated undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

(m) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met and any cash payments received up front are initially recognized as deferred revenues.

Revenues presented in the consolidated statements of comprehensive income include revenues from online recruitment services, campus recruitment services, assessment services and other human resources related services.

Online Recruitment Services

The Group provides online recruitment services such as classified job postings, display advertisements, resume access services and other online recruitment services. Employers enter into standard service agreements with the Group, under which different service arrangements, service fulfillment period, total consideration and other terms are agreed upon by both parties. Revenues are recognized ratably over the service fulfillment period, which normally ranges from one month to one year.

Online Recruitment Services contracts may consist of multiple deliverables in the arrangement such as those services described above. Each deliverable is a separate unit of accounting, as they have value to the customer on a standalone basis and there are no customer-negotiated refunds or return rights for the delivered items. Arrangement consideration is allocated to each unit of accounting at the inception of the arrangement based on the relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009-13, “Revenue Recognition—Multiple-Deliverable Revenue Arrangements” and recognized over the service fulfillment period. The Company uses (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Company will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence, which is the price charged for a deliverable when it is sold on a standalone basis. For all the periods presented, the service fulfillment period for the separate units of accounting within the multiple-element arrangement is the same. Therefore, the allocation between the separate units of accounting for online recruitment services does not have a material impact on the Company’s consolidated financial statements.

Campus Recruitment Services

The Group provides campus recruitment services to corporate employers. Campus recruitment service includes planning, recruitment advertising and organizing recruitment activities. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for these types of services are recognized upon delivery of the completion report.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Assessment Services

The Group provides both online and offline assessment services to assist corporate customers in evaluating capabilities and dispositions of their job candidates and existing employees.

Online assessment services are based on an online assessment platform. Corporate employers are granted with access to the online assessment with a predetermined service fulfillment period, which normally ranges from 3 months to one year. Revenues are recognized ratably over the service fulfillment period.

Offline assessment services include planning, organizing assessment events, and summarizing assessment results. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for these types of services are recognized upon delivery of the completion report.

Other Human Resources Related Services

The Group also provides other human resources related services such as executive search services, print advertising services, training services, human resources agent services and other services. Arrangements for these other human resources related services are generally short-term in nature. Fees for these types of services are recognized when fees are fixed or determinable, collectability is reasonably assured and service performance is complete.

(n) Cost of Services

Cost of services consist primarily of network costs, printing and publishing expenses, payroll, share-based compensation and other employee-related costs and other expenses incurred by the Group which are directly attributable to the performance of the Group’s online recruitment and other human resources related services.

(o) Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll, share-based compensation and other employee-related expenses for the Group’s sales and marketing staff, office rental and property management fees as well as advertising expenses. Advertising expenses generally represent the cost of marketing activities used to create or stimulate a positive image of the Group’s brand or a desire for the Group’s services. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled RMB80,199 and RMB66,219 for the years ended June 30, 2012 and 2013, respectively.

(p) General and Administrative Expenses

General and administrative expenses consist primarily of payroll, share-based compensation and other employee-related expenses for the Group’s managerial and administrative staff, office rental and property management fees, professional services fees, depreciation of equipment and other administrative office expenses.

(q) Share-Based Compensation

The Company grants share options to its employees and directors under share incentive plans, and accounts for these share-based compensation arrangements in accordance with ASC 718, Compensation—Stock

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Compensation. The awards are measured at grant date fair value and are recognized as compensation expenses, net of estimated forfeiture, using the graded vesting method, over the requisite service period, which is generally the vesting period. Forfeiture rates are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from the initial estimates.

The Binomial option-pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the Binomial option-pricing model requires a number of complex assumptions.

(r) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, net of any rent concessions, are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease term.

(s) Taxation

Value-added tax, business tax and surcharges

Prior to September 2012, the Company’s subsidiaries and VIEs in the PRC are subject to business taxes and related surcharges on the revenues earned for services provided in the PRC after certain deductions. The applicable rate of business taxes is 5%. Business taxes and related surcharges are deducted from gross revenues to arrive at net revenues in the Group’s consolidated statements of comprehensive income.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax (“VAT”) Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Accordingly, some of our subsidiaries and VIEs were in the Pilot Program and subject to VAT at a rate of 6%. The VAT payable of these subsidiaries and VIEs is the net balance of the output VAT for the period after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from taxable services provided. As such, the net presentation of revenues subject to VAT is adopted. Subsidiaries and VIEs in the PRC which are not subject to VAT are still subject to business taxes at a rate of 5% and related surcharges on the revenues earned for services provided in the PRC after certain deductions.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdiction. Deferred income taxes are provided using the asset and liability method, which requires the recognition of income tax payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

statements or tax returns. Deferred income taxes are determinable based on the temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the Group’s deferred tax assets will not be realized.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under income tax expenses in its statement of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended June 30, 2012 and 2013. As of June 30, 2012 and 2013, the Group did not have any significant unrecognized uncertain tax positions.

(t) Statutory Reserves

The Company’s PRC subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly-owned foreign enterprises in China have to make appropriations from their after-tax profits (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the respective entity’s after-tax profits as calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund is at each PRC entity’s discretion.

Beijing Wangpin, which is considered a Sino-foreign joint venture as is 90% owned by the Company and 10% owned by Zhilian Sanke, is permitted to provide reserve fund allocations of annual after-tax profit at the discretion of its board of directors.

Under China Company Laws, the VIEs of the Company, which are registered as domestic companies in China, must make appropriations from their after-tax profit as determined under PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of their after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the PRC entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective PRC entity.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases to the registered capital of the respective company. Appropriations to the

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

enterprise expansion fund can be used to increase registered capital upon PRC regulatory approval. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonuses to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended June 30, 2012 and 2013, the Company’s PRC subsidiaries and VIEs made appropriations of RMB6,602 and RMB2,355 respectively, to their statutory reserves.

(u) Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(v) Net Income/(Loss) Per Share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, which provide the holders of participating securities the ability to participate in all dividends declared with the holders of ordinary shares on a one-to-one per-share basis in all dividend declared, as if all undistributed earnings for the period were distributed. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of income allocation to holders of participating preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible preferred shares (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted net income/(loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

(w) Employee Benefits

The full-time employees of the Group that are employed in the PRC are entitled to staff welfare and benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund contributions through a PRC government-mandated multi-employer defined contribution plan. Companies are required to accrue for the benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. For the years ended June 30, 2012 and 2013, total amounts recognized for such employee benefits amounted to RMB63,109 and RMB78,371, respectively, and was charged to the consolidated statements of comprehensive income. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(x) Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss consists of foreign currency translation adjustments.

(y) Segment Reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available and evaluated regularly by the Group’s chief operating decision-maker in deciding how to allocate resources and assess performance. The Group has internal reporting that does not distinguish between markets or segments as a whole, and reports costs and expenses by nature as a whole. Hence, the Group has only one reporting segment.

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(z) Effect of Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendment requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The disclosure requirements are effective for annual reporting periods beginning after December 15, 2012, and interim periods within those annual periods. The guidance will be applied prospectively. The Group adopted this standard in its annual reporting period ending June 30, 2013. The adoption of this standard does not have a material impact on the Group’s financial position or results of operations.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires that an unrecognized tax benefit, or portion of an unrecognized tax benefit, be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If an applicable deferred tax asset is not available or a company does not expect to use the applicable deferred tax asset, the unrecognized tax benefit should be presented as a liability in the financial statements and should not be combined with an unrelated deferred tax asset. ASU 2013-11 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date, however retrospective application is permitted. The Group is in the process of evaluating ASU 2013-11 and does not expect that it will have a material impact on its consolidated financial statements.

4. CERTAIN RISKS AND CONCENTRATION

(a) Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, time deposits, restricted time deposits and accounts receivable. As of June 30,

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

4. CERTAIN RISKS AND CONCENTRATION (Continued)

2012 and 2013, substantially all of the Group’s cash, restricted cash, time deposits and restricted time deposits were held in financial institutions located in the PRC that management believes are of high-credit rating and sound quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. Management believes credit risk on accounts receivable is moderate due to the diversity of its services and customers.

(b) Foreign Currency Risk

The majority of the Group’s operating transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is affected by changes in central government policies and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by companies in China must be processed through PBOC or other PRC foreign exchange regulatory bodies and requires certain supporting documentation in order to affect the remittance.

(c) Major Customers

No individual customer accounted for more than 10% of net revenues during the years ended June 30, 2012 and 2013. No individual customer accounted for more than 10% of accounts receivable as of June 30, 2012 and 2013.

(d) PRC Regulations

The Chinese market in which the Group operates exposes the Group to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide online advertising, mobile and internet related services through contractual arrangements in the PRC since these industries remain highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for the Group’s operations and the Group’s corporate structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure its operations entirely if it finds that the Group’s contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government has not yet found any such contractual arrangements to be in noncompliance. However, any such restructuring may cause significant disruption to the Group’s business operations.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

5. ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2012	2013
	RMB	RMB
Accounts receivable	13,702	14,378
Less: Allowance for doubtful accounts	(1,966)	(2,186)

Accounts receivable, net	11,736	12,192

The following table presents the movement of the allowance for doubtful accounts for the years ended June 30, 2012 and 2013:

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Balance at beginning of the year	(3,320)	(1,966)
Additions: reversal / (charges) to bad debt expenses, net of recoveries	203	(875)
Less: write-offs of accounts receivable	1,151	655

Balance at end of the year	(1,966)	(2,186)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of June 30,
	2012	2013
	RMB	RMB
Advances to employees	8,662	9,497
Rental and advertising deposits	10,456	10,773
Prepaid rental and advertising expenses	5,379	4,532
Prepaid taxes	13,491	19,569
Prepaid professional service fees	17,528	5,729
Interest receivable	—	6,916
Others	2,054	3,600

Total	57,570	60,616

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

7. PROPERTY AND EQUIPMENT, NET

	As of June 30,
	2012	2013
	RMB	RMB
Electronic equipment	48,530	60,493
Furniture and office equipment	11,602	13,048
Leasehold improvements	11,645	14,139
Motor vehicles	945	1,053
Less: accumulated depreciation	(45,817)	(57,794)

Net book value	26,905	30,939

Depreciation expenses were RMB11,114 and RMB14,608 for the years ended June 30, 2012 and 2013, respectively.

Loss from disposal of property and equipment amounted to RMB197 and RMB109 for the years ended June 30, 2012 and 2013, respectively.

8. INTANGIBLE ASSETS, NET

	As of June 30,
	2012	2013
	RMB	RMB
Computer software	6,410	11,526
Acquired Internet Content Provider License	568	568
Trademarks	256	256
Less: accumulated amortization	(5,272)	(7,600)

Net book value	1,962	4,750

Amortization expenses amounted to RMB1,180 and RMB2,335 for the years ended June 30, 2012 and 2013, respectively.

Loss from disposal of intangible assets amounted to RMB3, and nil for the years ended June 30, 2012 and 2013, respectively.

The estimated amortization expenses for the above intangible assets for each of the following five years are as follows:

Amount
RMB
For the years ended June 30,
2014	2,321
2015	1,853
2016	521
2017	11
2018	11

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

9. BANK BORROWINGS

Bank borrowings as of June 30, 2013 consisted of the following:

	As of June 30,
	2012	2013
	RMB	RMB
Short-term bank loan	—	212,259
Long-term bank loans
Secured long-term bank loans	—	199,308
Less: current portion of long-term bank loans	—	(36,444)

Non-current portion of long-term bank loans	—	162,864

The Group did not have any bank borrowing as of June 30, 2012. As of June 30, 2013, bank borrowings consisted of the following three bank loans entered for the repurchase of Series E Preferred Shares (see Note 13):

•

On January 31, 2013, the Group entered into a one-year loan facility agreement under which the Group can borrow up to US$40,000 at a floating interest rate of 1, 2 or 3 months London Interbank Offered Rate (LIBOR) +1.5% and the proceeds of this bank loan should only be used for the repurchase of Preferred Shares from Macquarie Zhaopin Limited. In February 2013, the Group drew down RMB214,809 (US$35,000). The repurchase of the preferred shares was completed as of June 30, 2013; therefore, the remaining balance of the facility is not expected to be utilized in the future. The commitment fee for the undrawn balance of the facility is approximately RMB154 (US$25). This bank loan facility is collateralized by pledged time deposits of RMB258,000, which will be released upon the termination or expiry of this facility. RMB9,760 (US$1,580) of cash is deposited as an interest reserve.

Transaction costs of RMB4,187 were incurred to establish this bank loan and have been capitalized on the Company’s consolidated balance sheet, of which RMB2,550 has not been amortized through the consolidated statement of comprehensive income as of June 30, 2013. This short-term bank loan incurred interest expense for the year ended June 30, 2013 of RMB1,584.

•

On February 4, 2013, the Group entered into an eighteen-month bank loan facility agreement under which the Group can borrow up to US$13,000 at a floating interest rate of 1 month LIBOR+1.25% per annum. In February 2013, the Group drew down RMB79,786 (US$13,000). This bank loan facility is collateralized by pledged time deposits of RMB90,090, which will be released upon the termination or expiry of this facility. RMB1,789 (US$285) of cash is deposited as interest reserve.

Transaction costs of RMB2,740 were incurred to establish this facility and have been capitalized on the Company’s consolidated balance sheet, of which RMB1,790 has not been amortized through the consolidated statement of comprehensive income as of June 30, 2013. This long-term bank loan incurred interest expense for the year ended June 30, 2013 of RMB525.

•

On February 14, 2013, the Group entered into an eighteen-month bank loan facility agreement under which the Group can borrow up to US$20,000 at a floating interest at 3 month LIBOR + 1.75% per annum. The proceeds of this bank loan should only be used for the repurchase of Series E Preferred Shares. In February 2013, the Group drew down RMB122,748 (US$20,000), 30% of which shall be repaid within twelve months after the drawdown, and 70% to be repaid within eighteen months after the drawdown. This bank loan facility is collateralized by pledged time deposits of RMB138,600, which will be released upon the termination or expiry of this facility. RMB3,323 (US$538) of cash is deposited an

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

9. BANK BORROWINGS (Continued)

interest reserve. This bank loan agreement contains various covenants, including, among other things, limitations on acquisition or investments, merger, additional security over the Company’s assets, providing guarantees or indemnities, dividend distribution, share redemption, additional indebtedness and treasury transactions. This bank loan facility will be cancelled and the entire outstanding loan, together with accrued interest shall become immediately due and payable upon the occurrence of:

•	issuance of equity securities by the Company whether by way of public offering or private placement;

•	issuance of bonds, capital market instruments or other debt securities by the Company;

•	letter of credits received upon the pledged time deposits being or becoming illegal or ceasing to be legal, valid, binding and enforceable; or

•	the sale of all or substantially all of the assets of the Company.

Transaction costs of RMB1,985 were incurred to establish this facility and have been capitalized on the Company’s consolidated balance sheet, of which RMB1,436 has not been amortized through the consolidated statement of comprehensive income as of June 30, 2013. This long-term bank loan incurred interest expense for the year ended June 30, 2013 of RMB1,014.

The carrying value of the bank loans approximates their fair value. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of long-term bank loans. (see Note 19).

The repayment schedule of the long-term bank loans is as follows:

As of June 30, 2013
RMB
Within one year	36,444
Between one and two years	162,864

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of June 30,
	2012	2013
	RMB	RMB
Accrued professional service fees	19,712	15,560
Accrued advertising expenses	7,938	18,691
Accrued sales and promotion expenses	2,618	8,891
Accrued network support expenses	5,284	4,135
Payable for property and equipment purchases	248	6,323
Accrued training expenses	358	1,003
Interest payable	—	1,044
Accrued rental fees	815	1,934
Others	1,457	3,554

Total	38,430	61,135

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

11. TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

China

The PRC Enterprise Income Tax Law (the “EIT Law”) applies an income tax rate of 25% to all enterprises but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs can enjoy a preferential income tax rate of 15% for three years, but need to re-apply after the end of the three-year period. The EIT Law became effective on January 1, 2008.

Except Beijing Wangpin, all of the Company’s PRC entities are subject to EIT at a rate of 25%. Beijing Wangpin has qualified as an HNTE and therefore is entitled to enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2013.

The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to PRC income taxes at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should the Group be treated as a resident enterprise for PRC tax purposes, the Group will be subject to PRC tax on worldwide income at a statutory tax rate of 25% retroactive to January 1, 2008.

Composition of Income before Tax

The components of income before income taxes are as follows (in thousands):

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Income before income tax expenses
Income from China operations	202,271	239,758
Loss from non-China operations	(1,311)	(13,451)

Total income before income tax expenses	200,960	226,307

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

11. TAXATION (Continued)

Composition of Income Tax Expenses

The current and deferred portions of income tax expenses included in the Group’s consolidated statements of comprehensive income are as follows:

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Income tax expense applicable to China operations
Current income tax expenses	39,454	47,976
Deferred income tax	(9,211)	7

Subtotal income tax expenses applicable to China operations	30,243	47,983
PRC withholding tax on undistributed earnings of PRC subsidiaries	—	22,410

Total income tax expenses	30,243	70,393

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the Years Ended June 30,
	2012	2013
PRC statutory tax rate	25.0%	25.0%
Permanent book-tax differences
Non-deductible share-based compensation expenses	1.0%	0.6%
Other non-deductible expenses	3.4%	2.7%
Other permanent differences	0.2%	(1.1%)
Changes in valuation allowance	(4.5%)	1.6%
Tax effect of tax-exempt entity	0.2%	1.5%
Effect of PRC withholding tax associated with dividends	0.0%	9.9%
Effect of Beijing Wangpin’s HNTE tax holiday	(10.3%)	(9.1%)

Effective tax rate	15.0%	31.1%

The effects of Beijing Wangpin’s preferential tax rate to the Group are as follows:

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Preferential tax treatments impact to net income attributable to ordinary shareholders	20,676	20,574
Per share effect - basic	0.24	3.87
Per share effect - diluted	0.20	3.87

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

11. TAXATION (Continued)

Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of June 30,
	2012	2013
	RMB	RMB
Deferred tax assets, current
Accruals and other liabilities	9,274	10,117
Tax loss carry forwards	439	—
Advertising expenses carry forwards	1,654	386

Total current deferred tax assets	11,367	10,503
Less: Valuation allowance	(1,865)	(1,008)

Total current deferred tax assets, net	9,502	9,495

Deferred tax assets, non-current
Tax loss carry forwards	5,131	9,461
Advertising expenses carry forwards	22,531	22,697

Total non-current deferred tax assets	27,662	32,158
Less: valuation allowance	(27,662)	(32,158)

Total non-current deferred tax assets, net	—	—

Significant components of the Group’s deferred tax liabilities are as follows:

	As of June 30,
	2012	2013
	RMB	RMB
Deferred tax liabilities, current
PRC withholding tax on undistributed earnings of PRC subsidiaries	—	22,410

Total current deferred tax liabilities	—	22,410

As of June 30, 2013, the Group had net loss carryforwards of approximately RMB37,846, which will or are expected to expire during the period between December 31, 2013 and December 31, 2018.

Movement of Valuation Allowance

A valuation allowance is provided on the deferred tax assets to the extent that management believes that it is more likely than not that such deferred tax assets will not be utilized in the foreseeable future. In making such determination, the Group considers various factors including future taxable income exclusive of reversing temporary differences and carryforwards. For the year ended June 30, 2013, valuation allowance was reversed when certain VIEs generated sufficient taxable income to utilize the deferred tax assets. While some of the entities have started to be profitable, there are other entities which continue to incur losses. Valuation allowances have been maintained for those entities where future losses are still expected to occur and management estimated

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

11. TAXATION (Continued)

that it is more likely than not that the deferred tax assets will not be utilized. If future events prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recorded when such events occur.

The following table shows the movement of valuation allowance for the years presented:

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Balance at beginning of the year	(38,572)	(29,527)
Current period addition	(2,612)	(6,873)
Current period reversal	11,657	3,234

Balance at end of the year	(29,527)	(33,166)

Withholding Tax on Undistributed Dividends

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to withholding tax of 10%, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding taxes. The withholding tax rate is 5% for the parent company incorporated in certain qualified jurisdictions if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. The withholding tax regulation imposed on the dividend income received from the Company’s PRC subsidiaries and VIEs will reduce the Company’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding taxes when they are distributed to foreign investors. All foreign investment enterprises are subject to withholding tax from January 1, 2008.

As of June 30, 2012, the Company did not record any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, as the Company intended to reinvest its earnings to further expand its business in the PRC, and its foreign invested enterprises did not intend to declare dividends to their immediate foreign holding companies.

During the year ended June 30, 2013, the Board of Directors directed Beijing Wangpin to distribute all undistributed earnings as at December 31, 2012 to the Company. According to the requirements specified by PRC tax authorities, such distribution would be subject to 10% withholding tax. Therefore, as of June 30, 2013, the Company accrued deferred tax liabilities in the amount of RMB22,410 withholding taxes related solely to the distribution in respect of the repayment of the bank loans.

12. SHARE-BASED COMPENSATION

The Company granted share-based awards to eligible individuals pursuant to the Share Incentive Plans (“the Plans”), which were adopted in 2006, 2008, 2009 and 2010. Share options granted under these Plans vest over a four-year requisite service period, with equal portions vesting annually, quarterly or monthly, depending on the

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

12. SHARE-BASED COMPENSATION (Continued)

terms of each award agreement. The contractual lives of the awards granted under these Plans are either five years or ten years. And granted awards follow either of the two vesting schedules (“Schedule A” and “Schedule B”) below:

•

Schedule A: 25% of the options vest on the one-year anniversary of the vesting commencement date and 1/48 of the options vest each month thereafter on the same day of the month of the vesting commencement date;

•	Schedule B: 25% of the options vest at each anniversary.

In June 2013, the Company adopted the 2013 Share Incentive Plan, or the “2013 Plan”. The options granted under the 2013 Plan have a contractual life of six years, and vest over a five-year period, with 20% vesting at each anniversary.

The following table summarizes the Company’s share option activities for the years ended June 30, 2012 and 2013:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
		US$
Balance at July 1, 2011	22,903,846	1.10	3.52
Granted	1,832,340	4.00	—
Forfeited	(411,558)	2.56	—

Balance at June 30, 2012	24,324,628	1.29	2.94

Granted	2,370,000	3.95
Forfeited	(356,163)	2.51
Exercised	(4,061,591)	0.14	—

Balance at June 30, 2013	22,276,874	1.77	2.81

Vested and exercisable at June 30, 2013	18,147,841	1.33	2.53

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

12. SHARE-BASED COMPENSATION (Continued)

The fair value of each award is estimated on each grant date using the binomial option-pricing model which uses the assumptions presented below. Expected volatilities are based on the average volatility of comparable companies in the online human resources industry with the time period commensurate with the expected time period of the options granted. The Company uses historical data to estimate option exercise and employment termination rate within the pricing formula. The contractual life of the option is 5 to 10 years. The risk-free rate for periods within the contractual life of the options are based on the yield of maturity of China government bonds denominated in U.S. dollars at the option valuation date. The Company has no history of declaring or paying cash dividends on its capital stock and the Company does not plan to pay any dividend on its ordinary shares in the foreseeable future.

	For the years ended June 30,
	2012	2013
Risk-free interest rate (per annum)	1.73%~2.01%	1.23%~1.47%
Contractual life of the option	5	6
Expected dividend yield	0%	0%
Expected volatility	61.12%~62.04%	54.06%~56.38%
Post-vesting forfeiture rate	6%~8%	0%

The total fair value of shares vested in the years ended June 30, 2012 and 2013 was RMB6,725 and RMB9,029, respectively. For fully vested share options and share options expected to vest at the date of the latest statement of financial position, the aggregate intrinsic value for the outstanding options and exercisable options as of June 30, 2013 was RMB454,296 and RMB442,678, respectively.

There was no stock option exercised in the year ended June 30, 2012. For the year ended June 30, 2013, the total intrinsic value of stock options exercised was RMB78,973.

The weighted average grant date fair value of options granted was US$1.06 and US$2.24 during the years ended June 30, 2012 and 2013, respected.

The share-based compensation expenses were recognized in the comprehensive income with corresponding amounts recorded in additional paid-in capital of RMB8,252 and RMB5,705 for the years ended June 30, 2012 and 2013, respectively.

As of June 30, 2013, there was RMB35,274 of unrecognized compensation cost, related to non-vested share options. This cost is expected to be recognized over a weighted average period of 4.05 years.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES

From 1999 to 2008, the Company has issued several rounds of preferred shares to certain investors. The details of each series of the preferred shares are as follows:

	Year of Issuance	Issue Price per Share	Total Shares Originally Issued	Number of Shares Repurchased and Exchanged before July 1, 2011	Number of Shares Repurchased or Converted	Shares Issued and Outstanding as of June 30, 2013	Aggregate Liquidation Value	Initial Conversion Ratio
		US$					US$
Convertible preferred shares
Series A*	1999-2003	0~2.06	13,411,171	13,120,168	291,003	—	—	1:1.70795
Series B*	2004	0.49	4,176,069	3,715,320	203,583	257,166	126	1:1
Series C	2001	0.51	15,722,878	15,641,548	—	81,330	42	1:1
Series D-1	2006, 2007	1.03	19,426,717	—	19,426,717	—	—	1:1
Series D-2	2008	1.60	4,687,500	—	4,687,500	—	—	1:1
Redeemable convertible preferred shares
Series E	2008	1.80	60,391,186	—	60,391,186	—	—	1:1

Total			117,815,521	32,477,036	84,999,989	338,496	168

*	806,885 of Series A Preferred Shares and 162,866 of Series B Preferred Shares were issued, repurchased and cancelled before January 1, 2008.

The Group has determined that the Series A, Series B, Series C, Series D-1 and Series D-2 convertible preferred shares (“Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D-1 Preferred Shares, Series D-2 Preferred Shares”) should not be classified as liabilities but rather as temporary equity since these convertible preferred shares are contingently redeemable upon a deemed liquidation event, which is considered to be an event not solely within the control of the Company. The Group has also determined that the Series E redeemable convertible preferred shares (“Series E Preferred Shares”) should be classified as temporary equity as they are redeemable at the option of the holders after July 1, 2013.

In assessing the conversion features and deemed liquidation feature embedded in the Series A, Series B, Series C, Series D-1 and Series D-2 Preferred Shares and the conversion and redemption features embedded in the Series E Preferred Shares, the Group has determined that the conversion and redemption features are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. Since the accounting conversion prices of the Series A, Series B, Series C, Series D-1, Series D-2 and Series E Preferred Shares exceed the fair value of the Group’s ordinary shares on their respective date of issuance, no beneficial conversion feature was recorded.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Key terms of convertible preferred shares

The key terms of the Series A, Series B, Series C, Series D-1 and Series D-2 Preferred Shares are summarized as follows:

Dividend rights

The Company shall not make any distribution to ordinary shares unless preferred shareholders receive an equal or greater distribution on an if-converted basis. Therefore, each holder of the preferred shares participates in any distribution among the ordinary shares pro rata based on the number of ordinary shares held by each preferred shareholder (calculated on an as-converted basis). Preferred shareholders are not obligated to share in any losses of the Company.

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, the preferred shareholders are entitled to receive the amounts they originally paid for their preferred shares prior and in preference to any distribution to ordinary shareholders. The remaining assets of the Company available for distribution, if any, shall be distributed to the ordinary shareholders and preferred shareholders on an as-converted basis.

In the event of a deemed liquidation, which is defined as a consolidation or merger of the Company with or into any other company in which the members of the Company do not retain a majority of the voting power in the surviving company, or a sale, conveyance or disposition of all or substantially all of the assets of the Company, the preferred shareholders are entitled to receive the amounts they originally paid for their preferred shares. The holders of the preferred shares shall be paid in cash or in securities received from the acquiring company, or in a combination thereof, at the closing of any such transaction, unless the amount allocated to the respective preferred shares is waived by the holders of a majority of these preferred shares outstanding.

Conversion rights

Preferred shares are convertible into ordinary shares at any time after issuance. Series A Preferred Shares are convertible at the ratio of one Series A Preferred Share for 1.70795 ordinary shares adjusted for share splits, share dividends, recapitalizations and similar transactions. Series B, Series C, Series D-1 and Series D-2 Preferred Shares are convertible into ordinary shares on a one-for-one basis adjusted for share splits, share dividends, recapitalizations and similar transactions. All convertible preferred shares shall be automatically converted into ordinary shares upon the closing of the Company’s initial public offering.

On June 27, 2013, 291,003 Series A Preferred Shares were converted into ordinary shares on a one-for-1.70795 basis, and 203,583 Series B, 19,426,717 Series D-1 and 4,687,500 Series D-2 Preferred Shares were converted into ordinary shares on a one-for-one basis.

Voting rights

The preferred shareholders shall vote together with ordinary shareholders, and not as a separate class, on all matters put before the members of the Company on an as-converted basis.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Key terms of redeemable convertible preferred shares

Certain key terms of the Series E redeemable convertible preferred shares are the same as those applicable to the Series A, Series B, Series C, Series D-1 and Series D-2 convertible preferred shares as noted above. Key terms that only apply to the Series E redeemable convertible preferred shares are summarized as follows:

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, holders of Series E Preferred Shares are entitled to receive the amounts they originally paid for the Series E Preferred Shares prior and in preference to any distribution to ordinary shareholders. The remaining assets of the Company available for distribution, if any, shall be distributed to the ordinary shareholders and all preferred shareholders on an as-converted basis.

In the event of a deemed liquidation, which is defined as a consolidation or merger of the Company below an enterprise value of US$154,000 with or into any other company in which the members of the Company do not retain a majority of the voting power in the surviving company, or a sale, conveyance or disposition of all or substantially all of the assets of the Company, the holders of Series E Preferred Shares are entitled to receive the amounts they originally paid for their preferred shares. The holders of the Series E preferred shares shall be paid in cash or in securities received from the acquiring company, or in a combination thereof, at the closing of any such transaction, unless the amount allocated to the respective preferred shares is waived by the holders of a majority of these preferred shares outstanding.

Conversion rights

Series E Preferred Shares are convertible into ordinary shares at any time after issuance. Series E preferred shares are convertible into ordinary shares on a one-for-one basis. All convertible preferred shares shall be automatically converted into ordinary shares upon the closing of the Company’s initial public offering. In the event the conversion price is adjusted, there could be a beneficial conversion feature.

On June 23, 2013, 47,534,043 Series E Preferred Shares were converted into ordinary shares on a one-for-one basis.

Redemption rights

At any time after July 1, 2013, holders of Series E Preferred Shares have the option to require the Company to redeem the Series E Preferred Shares at a price equal to the original issuance price.

Repurchase of redeemable convertible preferred shares

In February 2013, the Company repurchased 12,857,143 Series E Preferred Shares from Macquarie Zhaopin Limited for a total consideration of US$67.5 million. Per share consideration paid by the Company for the repurchase of Series E Preferred Shares was US$5.25 per share. The Company accounted for the transaction as an extinguishment of preferred shares. No gains or losses were recognized from the repurchase of these convertible preferred shares. The excess of the consideration transferred over the carrying amount of the preferred shares surrendered, amounting to RMB265,032 was recognized as a deemed dividend, and resulted in

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

an increase in net loss attributable to ordinary shareholders. The repurchased Series E Preferred Shares were then retired by the Company. The repurchase was funded by the three bank loans secured by the restricted time deposits (see Note 9). In the absence of retained earnings, the total amount was recognized in additional paid-in capital and in accumulated deficit after the additional paid-in capital was reduced to zero.

14. ORDINARY SHARES

For the year ended June 30, 2013, the Company issued 4,061,591 ordinary shares upon exercise of options under the Company’s Share Incentive Plans. The weighted average exercise price of these options was US$0.1365 per ordinary share. The total intrinsic value of options exercised is RMB78,973.

In June 2013, 72,348,862 ordinary shares were issued upon conversion of convertible preferred shares and redeemable convertible preferred shares. (see Note 13 for additional information).

As at June 30, 2013, there were 159,051,299 ordinary shares authorized and 78,438,133 ordinary shares issued and outstanding. The Group has reserved up to 338,496 ordinary shares for issuance upon conversion of the convertible preferred shares and the convertible redeemable preferred shares, and 26,106,909 ordinary shares for the Company’s Share Incentive Plans.

15. NET INCOME/(LOSS) PER SHARE

Basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Numerator:
Net income	170,717	155,914
Deemed dividend to Series E preferred shareholders	—	(265,032)
Income allocated to participating preferred shareholders	(166,764)	—

Numerator for basic net income/(loss) per share	3,953	(109,118)

Dilutive effect of Series A, B, C, D-1, D-2 and E Preferred Shares	166,764	—

Numerator for diluted net income/(loss) per share	170,717	(109,118)

Denominator:
Denominator for basic net income/(loss) per share-weighted average ordinary shares outstanding	2,027,680	5,319,527
Dilutive effect of share options	13,758,942	—
Dilutive effect of Series A, B, C, D-1, D-2 and E Preferred Shares	85,544,502	—

Denominator for diluted net income/(loss) per share-weighted average ordinary shares outstanding	101,331,124	5,319,527

Basic net income/(loss) per share	1.95	(20.51)

Diluted income/(loss) per share	1.68	(20.51)

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

15. NET INCOME/(LOSS) PER SHARE (Continued)

Potentially dilutive securities were not included in the calculation of diluted net income/(loss) per share for the periods where their inclusion would be anti-dilutive. These included weighted-average share options of 1,738,974 and 22,170,185, and weighted-average preferred shares of nil and 79,581,010 for the years ended June 30, 2012 and 2013, respectively.

16. UNAUDITED PRO FORMA BALANCE SHEET AND INCOME PER SHARE

Upon completion of the Company’s initial public offering, all preferred shares shall be automatically converted into ordinary shares based on the then-effective applicable conversion price, and a long-term bank loan, together with accrued interest shall become immediately due and payable. The pro forma balance sheet as of June 30, 2013 presents an as-adjusted financial position as if the conversion of the preferred shares into ordinary shares and acceleration of this long-term bank loan maturity occurred on June 30, 2013.

The unaudited pro forma net income/(loss) per share for the year ended June 30, 2013, giving effect to the conversion of the preferred shares into ordinary shares on their original date of issuance is as follows:

For the Year Ended June 30, 2013
RMB
Numerator:
Net income attributable to ordinary shareholder	155,914
Deemed dividend to Series E preferred shareholders	(265,032)
Income allocated to participating preferred shareholders	—

Numerator for basic and diluted net income/(loss) per share	(109,118)

Denominator:
Denominator for basic net income/(loss) per share-weighted average ordinary shares outstanding	5,319,527
Pro forma effect of convertible preferred shares	338,496

Denominator for pro forma basic income per share	5,658,023
Incremental effect of share of options	—

Denominator for pro forma diluted net income/(loss) per share	5,658,023

Pro forma net loss per share
Basic	(19.29)

Diluted	(19.29)

Potentially dilutive securities were not included in the calculation of diluted net income/(loss) per share in the period where their inclusion would be anti-dilutive. These include weighted-average share options of 22,170,185 for the year ended June 30, 2013.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

17. RELATED PARTY TRANSACTIONS

(a) Transactions with related parties

The Company and Macquarie Investment Advisory (Beijing) Co., Ltd. (“Macquarie Advisory”) entered into a consulting agreement under which Macquarie Advisory agreed to provide consulting services to the Company. Total consideration for the consulting service amounted to RMB1,210 and RMB325 for the year ended June 30, 2012 and 2013, respectively. Macquarie Advisory is an affiliate of Macquarie Zhaopin Limited, an entity that held 38.1% equity interest in the Company on a diluted basis as of June 30, 2012.

In May 2012, subsequent to the termination of VIE agreements with Henan Wangpin (see Note 2), the Company entered into a service agreement with Henan Wangpin. The purpose of the services agreement was to assist Henan Wangpin with providing recruitment services to existing customers related to those customer contracts that were still in process after the termination of the VIE agreements. As of June 30, 2013, service fees paid to the Company by Henan Wangpin amounted to RMB100. The Company accounted for transactions under the service agreement on a negotiated price.

In February 2013, the Company repurchased 12,857,143 Series E Preferred Shares from Macquarie Zhaopin Limited for a total cash consideration of US$67.5 million (see Note 13). As of June 30, 2013, the repurchase consideration has been paid to Macquarie Zhaopin Limited.

(b) Amounts due from a related party

The Group had the following balances due from a related party:

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Personal loan due from Hao Liu(i)	5,692	—
Interest on loan due from Hao Liu(ii)	177	—
Individual income tax receivables due from Hao Liu upon exercise of stock options(iii)	1,690	—

Total	7,559	—

(i)	In September 2008, the Company provided a US$900 loan to Hao Liu, the former CEO of the Company. The loan was a non-interest-bearing and was repayable within one year, with an automatic one-year extension upon each maturity date. Hao Liu pledged 300,000 vested options to the Company to purchase common shares at US$0.03 per share and 256,687 Series A preferred shares to the Company as the collateral under the loan. The personal loan due from Hao Liu has been settled in cash as of June 30, 2013.
(ii)	Interest on loan due from Hao Liu is related to a previous loan which accrued interest at 4%. The loan was settled as of December 31, 2008. The interest due from Hao Liu has been settled in cash as of June 30, 2013.
(iii)	The individual income tax receivable is related to tax amounts the Company paid on behalf of Hao Liu. The receivable from Hao Liu has been settled in cash as of June 30, 2013.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

17. RELATED PARTY TRANSACTIONS (Continued)

(c) Amounts due to related parties

The Group had the following balances due to related parties:

	For the Years Ended June 30,
	2012	2013
	RMB	RMB
Consulting service fee payable to Macquarie Advisory	217	—
Interest payable to a shareholder(iv)	990	990

Total	1,207	990

(iv)	Interest payable to a shareholder is related to interest owed on a previous loan. The loan principal was converted into Series D-2 Preferred Shares in 2008. The interest payable has been classified as a current liability as the interest payment is due upon demand. There are no additional interests or penalties related to the interest payable.

18. COMMITMENTS AND CONTINGENCIES

(a) Non-cancellable Advertising Fee and Operating Lease Commitments

The Group has entered into non-cancellable advertising service contracts with advertising suppliers and outstanding operating leases commitments for certain offices under non-cancellable leases. Future minimum payments with respect to these agreements as of June 30, 2013 are as follows:

	Advertising Commitments	Operating Leases	Total
	RMB	RMB	RMB
2014	19,222	21,734	40,956
2015	—	14,171	14,171
2016	—	7,580	7,580
2017	—	1,686	1,686
2018 and thereafter	—	702	702

	19,222	45,873	65,095

Rental expenses for the years ended June 30, 2012 and 2013 amounted to RMB31,700 and RMB34,184, respectively.

(b) Contingencies

Pursuant to the PRC Regulations on the Administration of Talents Market, companies that purport to engage in human resources related services need to obtain the human resources service license. As of June 30, 2013, two of the consolidated VIEs and seven branches of Beijing Wangpin have been conducting human resources related services without the human resources service license may be ordered to cease operations and a fine of up to RMB30 per entity may be imposed, by local human resources bureaus. In addition, one of Beijing Wangpin’s branches have yet to complete its local registration process and may be imposed a fine not more than RMB100 for the non-compliance. If these entities were ordered to cease operations, this would have a material adverse

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

18. COMMITMENTS AND CONTINGENCIES (Continued)

impact on the operations of the Group. For periods presented, the Group has not been subject to any fines nor has any entity been ordered to cease operations. The Group is in the process of remediating such non-compliance and has not provided for any contingent liabilities as it does not believe any loss is probable and estimable.

The Group has no material contingent liabilities outstanding as at June 30, 2012 and 2013.

19. FAIR VALUE MEASUREMENT

The Company’s financial instruments include cash and cash equivalents, restricted cash, time deposits and restricted time deposits, accounts receivable, prepaid and other current assets, short-term bank loan, accounts payable, accrued expenses and other current liabilities, deferred revenues, and long-term bank loans. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The carrying values of non-current restricted cash and time deposits and non-current deferred revenues approximate their fair values because the change in fair value after considering the discount rate is immaterial. The carrying value of the long-term bank loans also approximates their fair value, as they bear interest at rates determined based on the prevailing interest rates in the market.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

Items	Fair value hierarchy	As of June 30,
		2012	2013
		RMB	RMB
Restricted cash	Significant Other Observable Inputs (Level 2)	—	10,757
Time deposits and restricted time deposits	Significant Other Observable Inputs (Level 2)	—	332,340
Restricted cash—non-current	Significant Other Observable Inputs (Level 2)	—	4,115
Restricted time deposits—non-current	Significant Other Observable Inputs (Level 2)	—	187,110

Total:		—	534,322

Restricted cash—current and non-current

For the year ended June 30, 2013, the Company entered into loan agreements with offshore branches of certain banks for the purposes of repurchasing preferred shares from Macquarie. All of these bank loans were secured by an equivalent or greater amount of RMB time deposits by Beijing Wangpin in the onshore branches of such banks. In addition, certain amount of cash was deposited in offshore banks as an interest reserve to the bank loans. As of June 30, 2013, the total balance of bank loans was RMB412 million, carrying a floating rate of interest based on LIBOR. The bank loans from the offshore branches of the lending banks are classified as short-term bank loans or long-term bank loans based on their payment terms.

Restricted cash are valued based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Time deposits and restricted time deposits

The Company’s time deposits placed with banks have an original maturity over three months. The fair value of time deposits is determined based on the prevailing interest rates in the market, which are also the interest

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

19. FAIR VALUE MEASUREMENT (Continued)

rates as stated in the contracts with the banks. The Company classifies the valuation techniques that use the prevailing interest rates input as Level 2 of fair value measurements. This is because there generally are no quoted prices in active markets for identical time deposits at the reporting date. Hence, in order to determine the fair value, the Company must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

For the year ended June 30, 2013, interest income from the restricted time deposits securing the bank loans was RMB6.5 million, and interest expense on the bank loans was RMB3.1 million.

Restricted time deposits are valued based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure in accordance with ASC820.

Short-term receivables and payables

Accounts receivable and prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Short-term accounts payable and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Company estimated fair values of these short-term receivables and payables using the discounted cash flow methodology. The estimated cash flow inputs used to derive fair value are unobservable in the market (Level 3 in the fair value hierarchy).

Short-term bank loan

The carrying value of the short-term bank loan approximates its fair value due to its short term nature. The rate of interest under the loan agreement with the lending bank was determined based on the prevailing interest rates in the market. The Company estimated the fair value of the short-term bank loan using the discounted cash flow methodology. The Company classifies the valuation techniques that use this input as Level 2 of fair value measurements of short-term bank loans.

Long-term bank loans

The carrying value of the long-term bank loans approximates fair value, as they bear interest at rates determined based on the prevailing interest rates in the market. The Company estimated the fair values of long-term bank loans using the discounted cash flow methodology. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of long-term bank loans.

The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level 2 in the fair value hierarchy).

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

20. SUBSEQUENT EVENTS

On July 15, 2013, Beijing Wangpin declared a one-time cash dividend of RMB224,100 and RMB24,900 to the Company and Zhilian Sanke respectively. On September 22, 2013, Beijing Wangpin paid out the cash dividend of RMB24,900 to Zhilian Sanke; on October 8, 2013, Beijing Wangpin paid out the cash dividend of RMB224,100, with RMB201,690 paid to and received by the Company and RMB22,410 was paid to local Tax Bureau as withholding tax associated with this distribution plan (see note 11).

In August 2013, Suzhou Wangpin Advertising Co. Ltd. was liquidated.

On August 29, 2013, the Board of Directors of the Company approved the grant of 1,816,020 stock options subject to certain performance conditions to certain employees.

In October 2013, 6,488,409 ordinary shares were issued upon exercise of vested stock options, cash consideration of US$5,285 has been received by the Company.

On January 30 and February 14, 2014, the Company repaid short-term bank loan of US$35,000 and long-term bank loan of US$6,000, respectively when they became due.

The Group’s subsequent events have been evaluated through February 21, 2014, which was the date on which these financial statements were issued.

21. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries and VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 3(t)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of June 30, 2013, the total registered capital and statutory reserves of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB364,761. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs to satisfy any obligations of the Company.

22. ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

22. ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs” and “Accumulated losses in excess of investment in subsidiaries and VIEs”. The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

The Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of June 30, 2012, and 2013, there were no material commitments or contingencies, significant provisions for long term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets of Parent Company

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$
			Note 3(d)
ASSETS
Current assets:
Cash	22,736	15,385	2,475
Restricted cash	—	10,757	1,730
Amounts due from a related party	7,559	—	—
Amounts due from subsidiaries and VIEs	4,145	4,145	668
Prepayments and other current assets	10,632	4,099	659

Total current assets	45,072	34,386	5,532
Restricted cash	—	4,115	662
Investment in subsidiaries and VIEs	257,668	455,148	73,217

Total non-current assets	257,668	459,263	73,879

Total assets	302,740	493,649	79,411

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

22. ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$
			Note 3(d)
LIABILITY, MEZZAININE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term bank loan	—	212,259	34,145
Current portion of long-term bank loans	—	36,444	5,863
Amounts due to a related party	990	990	159
Amounts due to subsidiaries and VIEs	3,463	12,275	1,975
Salaries and welfare payable	96	96	15
Taxes payable	4,093	4,093	658
Accrued expenses and other current liabilities	9,118	7,082	1,140
Deferred tax liability	—	22,410	3,605

Total current liabilities	17,760	295,649	47,560
Long-term bank loans	—	162,864	26,199

Total liabilities	17,760	458,513	73,759

Commitments and contingencies
Mezzanine equity
Series A convertible preferred shares (US$0.01 par value; 12,604,286 shares authorized, 291,003 and nil shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$115 and nil as of June 30, 2012 and 2013, respectively)	952	—	—
Series B convertible preferred shares (US$0.01 par value; 4,013,203 shares authorized, 460,749 and 257,166 shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$226 and US$126 as of June 30, 2012 and 2013, respectively, and none outstanding on a pro forma basis as of June 30, 2013 (unaudited))	1,873	1,045	168
Series C convertible preferred shares (US$0.01 par value; 15,722,878 shares authorized, 81,330 shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$42 and as of June 30, 2012 and 2013, respectively, and none outstanding on a pro forma basis as of June 30, 2013 (unaudited))	344	344	55
Series D-1 convertible preferred shares (US$0.01 par value; 19,426,718 shares authorized, 19,426,717 and nil shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$20,000 and nil as of June 30, 2012 and 2013, respectively)	156,181	—	—
Series D-2 convertible preferred shares (US$0.01 par value; 4,687,500 shares authorized, 4,687,500 and nil shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$7,500 and nil liquidation value as of June 30, 2012 and 2013, respectively)	52,416	—	—

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

22. ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

	As of June 30,
	2012	2013	2013
	RMB	RMB	US$
			Note 3(d)
Series E redeemable convertible preferred shares (US$0.01 par value; 62,808,613 shares authorized, 60,391,186 and nil shares issued and outstanding as of June 30, 2012 and 2013, respectively; aggregated liquidation value of US$108,704 and nil as of June 30, 2012 and 2013, respectively; aggregated redemption value of US$108,704 and nil as of June 30, 2012 and 2013, respectively)	746,037	—	—

Total mezzanine equity	957,803	1,389	223

Ordinary shares (US$0.01 par value, 159,051,299 shares authorized, 2,027,680 and 78,438,133 shares issued and outstanding as of June 30, 2012 and 2013, respectively, 78,776,629 shares outstanding on a pro forma basis as of June 30, 2013 (unaudited))	168	5,480	882
Additional paid-in capital	22,250	794,362	127,785
Accumulated other comprehensive loss	(11,460)	(2,551)	(410)
Accumulated deficit	(683,781)	(763,544)	(122,828)

Total shareholders’ (deficit)/equity	(672,823)	33,747	5,429

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	302,740	493,649	79,411

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

22. ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Income of Parent Company

	For the Years Ended June 30,
		2012	2013	2013
	Note	RMB	RMB	US$ Note 3(d)
Net revenues		—	—	—
Cost of services		(19)	—	—

Gross loss		(19)	—	—

Operating expenses		(1,290)	(7,160)	(1,152)

Loss from operations		(1,309)	(7,160)	(1,152)
Interest expenses, net		(2)	(6,291)	(1,012)

Loss before income taxes and investments in subsidiaries and VIEs		(1,311)	(13,451)	(2,164)
Income tax expenses		—	(22,410)	(3,605)
Share of income from investments in subsidiaries and VIEs		172,028	191,775	30,850

Net income		170,717	155,914	25,081
Less: Deemed dividend to a preferred shareholder	14	—	(265,032)	(42,634)
Income allocated to participating preferred shareholders	14	(166,764)	—	—

Net income /(loss) attributable to ordinary shareholders		3,953	(109,118)	(17,553)

Comprehensive income:
Net income		170,717	155,914	25,081
Foreign currency translation adjustment, net of tax		(555)	8,909	1,433

Total comprehensive income		170,162	164,823	26,514

ZHAOPIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 30, 2012 AND 2013

(in thousands, except for number of shares and per share data)

22. ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

Condensed Statements of Cash Flows of Parent Company

	For the Years Ended June 30,
	2012	2013	2013
	RMB	RMB	US$ Note 3(d)
Net cash (used in)/provided by operating activities	(2,851)	4,523	728

Cash flows from investing activities:
Cash paid relating to restricted cash	—	(14,872)	(2,392)

Net cash used in investing activities	—	(14,872)	(2,392)

Cash flows from financing activities:
Proceeds from exercise of options	—	3,495	562
Repurchase of preferred shares	—	(423,867)	(68,185)
Proceeds of bank loans	—	427,007	68,690
Payment of bank loan facility transaction costs	—	(2,854)	(459)

Net cash provided by financing activities	—	3,781	608

Effect of foreign exchange rate changes on cash	(555)	(783)	(126)

Net decrease in cash	(3,406)	(7,351)	(1,182)
Cash, beginning of the year	26,142	22,736	3,657

Cash, end of the year	22,736	15,385	2,475

Supplemental disclosure of cash flow information:
Cash paid for interest expense	—	2,035	327
Supplemental disclosure of non-cash financing and investing activities:
Conversion of preferred shares into ordinary shares	—	797,579	128,302

Notes to the Condensed Financial Statements of Parent Company

(a)	The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rules 5-04 and 12-04.

(b)	The Company recorded its investment in its subsidiaries and VIEs under the equity method of accounting. Where the accumulated losses of the Company’s subsidiaries and VIEs exceeds the Company’s investment, the Company records accumulated losses in excess of its investment as a liability because a parent-subsidiary relationship exists. The Company recorded its share of the net income from the subsidiaries and VIEs as share of income from investments in subsidiaries and VIEs in its statements of comprehensive income.

(c)	The subsidiaries and VIEs did not pay any dividends to the Company for all years presented.

(d)	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

(e)	The Company did not have any significant commitments or contingencies, long-term obligations or guarantees as of June 30, 2013, except for those which have been separately disclosed in the consolidated financial statements, if any.

ZHAOPIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2013 AND MARCH 31, 2014

(in thousands, except for number of shares)

		As of June 30, 2013	As of March 31,
			2014	2014	2014	2014
	Note	RMB	RMB	US$	RMB	US$
				(Note 3(d))	Pro forma (Note 16)	(Note 3(d)) Pro forma (Note 16)
ASSETS
Current assets:
Cash	3(f)	368,946	548,803	88,283	548,803	88,283
Restricted cash	3(g)	10,757	101,829	16,381	101,829	16,381
Time deposits and restricted time deposits	3(h)	332,340	93,121	14,980	93,121	14,980
Accounts receivable, net	5	12,192	17,124	2,755	17,124	2,755
Amount due from related party	17	—	2,378	383	2,378	383
Prepayments and other current assets	6	60,616	86,094	13,848	86,094	13,848
Deferred tax assets	11	9,495	13,237	2,129	13,237	2,129

Total current assets		794,346	862,586	138,759	862,586	138,759

Non-current assets:
Restricted cash	3(g)	4,115	—	—	—	—
Restricted time deposits	3(h)	187,110	140,000	22,521	140,000	22,521
Property and equipment, net	7	30,939	34,278	5,514	34,278	5,514
Intangible assets, net	8	4,750	4,633	745	4,633	745

Total non-current assets		226,914	178,911	28,780	178,911	28,780

Total assets		1,021,260	1,041,497	167,539	1,041,497	167,539

LIABILITY, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loan	9	212,259	—	—	—	—
Current portion of long-term bank loans	9	36,444	79,404	12,773	79,404	12,773
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of RMB304 and RMB413 (US$66) as of June 30, 2013 and March 31, 2014, respectively)		2,778	6,876	1,106	6,876	1,106
Amounts due to related parties	17	990	990	159	990	159
Salaries and welfare payable (including salaries and welfare payable of the consolidated variable interest entities without recourse to the Company of RMB4,914 and RMB4,760(US$766) as of June 30, 2013 and March 31, 2014, respectively)		74,580	75,382	12,126	75,382	12,126

ZHAOPIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF JUNE 30, 2013 AND MARCH 31, 2014

(in thousands, except for number of shares)

		As of June 30, 2013	As of March 31,
			2014	2014	2014	2014
	Note	RMB	RMB	US$	RMB	US$
				(Note 3(d))	Pro forma (Note 16)	(Note 3(d)) Pro forma (Note 16)
Taxes payable (including taxes payable of the consolidated variable interest entities without recourse to the Company of RMB4,313 and RMB3,807(US$612) as of June 30, 2013 and March 31, 2014, respectively)		44,414	47,585	7,655	47,585	7,655
Deferred revenues (including deferred revenues of the consolidated variable interest entities without recourse to the Company of RMB22,863 and RMB5,115(US$823) as of June 30, 2013 and March 31, 2014, respectively)		366,589	442,958	71,256	442,958	71,256
Dividend payable	14	—	147,650	23,752	147,650	23,752
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of RMB5,769 and RMB2,940(US$473) as of June 30, 2013 and March 31, 2014, respectively)	10	61,135	63,221	10,170	63,221	10,170
Deferred tax liability		22,410	6,972	1,122	6,972	1,122

Total current liabilities		821,599	871,038	140,119	871,038	140,119

Deferred revenues (including deferred revenues of the consolidated variable interest entities without recourse to the Company of RMB226 and RMB157(US$25) as of June 30, 2013 and March 31, 2014, respectively)		1,661	2,920	470	2,920	470
Long-term bank loans	9	162,864	86,129	13,855	86,129	13,855

Total liabilities		986,124	960,087	154,444	960,087	154,444

Commitments and contingencies	18

ZHAOPIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF JUNE 30, 2013 AND MARCH 31, 2014

(in thousands, except for number of shares)

			As of June 30, 2013	As of March 31,
				2014	2014	2014	2014
	Note		RMB	RMB	US$	RMB	US$
					(Note 3(d))	Pro forma (Note 16)	(Note 3(d)) Pro forma (Note 16)
Mezzanine equity
Series B convertible preferred shares (US$0.01 par value; 4,013,203 shares authorized, 257,166 shares issued and outstanding as of June 30, 2013 and March 31, 2014, respectively; aggregated liquidation value of US$126 as of June 30, 2013 and March 31, 2014, respectively, and none outstanding on a pro forma basis as of March 31, 2014 (unaudited))	13		1,045	1,045	168	—	—
Series C convertible preferred shares (US$0.01 par value; 15,722,878 shares authorized, 81,330 shares issued and outstanding as of June 30, 2013 and March 31, 2014, respectively; aggregated liquidation value of US$42 as of June 30, 2013 and March 31, 2014, respectively, and none outstanding on a pro forma basis as of March 31, 2014 (unaudited))	13		344	344	55	—	—

Total mezzanine equity			1,389	1,389	223	—	—

Shareholders’ (deficit)/equity
Ordinary shares (US$0.01 par value; 159,051,299 shares authorized, 78,438,133 and 86,101,542 shares issued and outstanding as of June 30, 2013 and March 31, 2014, respectively, 86,440,038 shares outstanding on a pro forma basis as of March 31, 2014 (unaudited))	14		5,480	5,951	957	5,971	960
Additional paid-in capital			794,362	857,016	137,864	858,385	138,084
Statutory reserves	3	(t)	9,093	9,781	1,573	9,781	1,573
Accumulated other comprehensive loss			(2,551)	(1,842)	(296)	(1,842)	(296)
Accumulated deficit			(772,637)	(790,885)	(127,226)	(790,885)	(127,226)

Total shareholders’ equity			33,747	80,021	12,872	81,410	13,095

Total liabilities, mezzanine equity and shareholders’ equity			1,021,260	1,041,497	167,539	1,041,497	167,539

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZHAOPIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME FOR THE NINE MONTHS ENDED MARCH 31, 2013 and 2014

(in thousands, except for number of shares and per share data)

		For the Nine Months Ended March 31,
		2013	2014	2014
	Note	RMB	RMB	US$ Note 3(d)
Revenues:	3(m)
Online recruitment services		558,044	601,572	96,772
Campus recruitment services		52,689	78,137	12,569
Assessment services		23,654	40,959	6,589
Other human resources related services		29,167	36,047	5,799

Total revenues		663,554	756,715	121,729
Less: Business tax and surcharges		(34,248)	(16,972)	(2,730)

Net revenues		629,306	739,743	118,999
Cost of services(1)		(51,347)	(72,547)	(11,671)

Gross profit		577,959	667,196	107,328

Operating expenses(1):
Sales and marketing expenses		(296,864)	(349,813)	(56,272)
General and administrative expenses		(132,436)	(158,491)	(25,496)

Total operating expenses		(429,300)	(508,304)	(81,768)

Income from operations		148,659	158,892	25,560
Other (expenses)/income:
Foreign currency exchange (loss)/gain		(11)	1,672	269
Interest income, net		12,431	5,624	905
Other income, net	19	3,031	1,864	300

Income before income tax expenses		164,110	168,052	27,034
Income tax expenses	11	(46,327)	(37,962)	(6,107)

Net income		117,783	130,090	20,927
Less: Deemed dividend to a preferred shareholder		(265,032)	—	—
Income allocated to participating preferred shareholders	13	—	(534)	(86)
Net income attributable to ordinary shareholders		(147,249)	129,556	20,841

Net income per share:	15
—Basic		(44.44)	1.58	0.25
—Diluted		(44.44)	1.40	0.22
Weighted average number of shares used in computing net income per share:
—Basic		3,313,766	82,101,867	82,101,867
—Diluted		3,313,766	93,149,224	93,149,224
Comprehensive income:
Net income		117,783	130,090	20,927
Foreign currency translation adjustment, net of tax		(267)	709	114

Total comprehensive income		117,516	130,799	21,041

Note:
(1) Share-based compensation expenses were allocated to cost of services and operating expenses as follows:
Cost of services		199	84	14
Sales and marketing expenses		1,291	557	90
General and administrative expenses		2,963	22,302	3,587

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZHAOPIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE NINE MONTHS ENDED MARCH 31, 2013 and 2014

(in thousands, except for number of shares)

	Note	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ (Deficit)/Equity
		Shares	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of July 1, 2012		2,027,680	168	22,250	6,738	(11,460)	(690,519)	(672,823)
Issuance of ordinary shares upon exercise of share options		4,061,591	256	3,239	—	—	—	3,495
Repurchase of Series E Preferred Shares		—	—	(29,355)	—	—	(235,677)	(265,032)
Share-based compensation expenses	12	—	—	4,453	—	—	—	4,453
Appropriation of statutory reserves		—	—	—	2,355	—	(2,355)	—
Net income		—	—	—	—	—	117,783	117,783
Foreign currency translation adjustment		—	—	—	—	(267)	—	(267)

Balances as of March 31, 2013		6,089,271	424	587	9,093	(11,727)	(810,768)	(812,391)

Balances as of July 1, 2013		78,438,133	5,480	794,362	9,093	(2,551)	(772,637)	33,747
Issuance of ordinary shares upon exercise of share options	12	7,663,409	471	39,711	—	—	—	40,182
Share-based compensation expenses	12	—	—	22,943	—	—	—	22,943
Appropriation of statutory reserves		—	—	—	688	—	(688)	—
Net income		—	—	—	—	—	130,090	130,090
Foreign currency translation adjustment		—	—	—	—	709	—	709
Dividends declared	14	—	—	—	—	—	(147,650)	(147,650)

Balances as of March 31, 2014		86,101,542	5,951	857,016	9,781	(1,842)	(790,885)	80,021

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZHAOPIN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED MARCH 31, 2013 AND 2014

(in thousands)

	For the Nine Months Ended March 31,
	2013	2014	2014
	RMB	RMB	US$ Note 3(d)
Cash flows from operating activities:
Net cash provided by operating activities	238,738	239,915	38,594

Cash flows from investing activities:
Placement of time deposit	(519,450)	(141,000)	(22,682)
Cash paid relating to restricted cash	(14,872)	—	—
Maturity of time deposits	—	329,560	53,015
Release of restricted cash	—	9,725	1,564
Proceeds from disposal of property and equipment	29	109	18
Purchase of property and equipment	(10,812)	(20,817)	(3,349)
Purchase of intangible assets	(4,571)	(2,006)	(323)
Payment of withholding tax on dividend distribution	—	(22,410)	(3,605)

Net cash used in investing activities	(549,676)	153,161	24,638

Cash flows from financing activities:
Proceeds from exercise of options	3,495	40,182	6,464

Repurchase of preferred shares	(423,867)	—	—
Repayment of bank loans		(335,722)	(54,006)
Proceeds from loans	427,007	85,700	13,786
Payment of loan facility transaction costs	(8,912)	—	—
Settlement of derivative instruments	—	(4,592)	(739)
Net cash provided by financing activities	(2,277)	(214,432)	(34,495)

Effect of exchange rate changes on cash	(268)	1,213	196

Net increase in cash	(313,483)	179,857	28,933
Cash, beginning of the period	617,840	368,946	59,350

Cash, end of the period	304,357	548,803	88,283

Supplemental disclosure of non-cash activities:
Accrual related to purchase of property and equipment	1,673	(4,419)	(711)
Accrual related to intended IPO-related service fees	—	3,299	531
Dividends declared	—	147,650	23,752

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(in thousands, except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal Activities

Zhaopin Limited (“Zhaopin”, or the “Company”) through its subsidiaries and variable interest entities (“VIEs”), hereinafter collectively referred to as the “Group”, is principally engaged in operating a leading online recruitment platform in the People’s Republic of China (“China”, or the “PRC”). The Group also provides complementary human resources related services, including campus recruitment, executive searches and print advertising.

(b) Organization

The Company was incorporated in the Cayman Islands on September 1, 1999 under the name of Zhaopin.com Limited, and subsequently changed its name to Zhaopin Limited in 2002.

In 2000, the Company incorporated Beijing Wangpin Consulting Co., Ltd. (“Beijing Wangpin”) and Wangpin Information Consulting (Shanghai) Co., Ltd. In 2006, the Company incorporated Zhilian Wangpin (Beijing) Technology Co., Ltd. (“Zhilian Wangpin”), and in 2008 the Company incorporated Zhilian Yipin Beijing Technology Co., Ltd.

PRC laws and regulations currently limit direct foreign ownership of companies that provide value-added telecommunication services, advertising services and human resources related services. To comply with these regulations, the Company conducts parts of its online recruitment and other human resources related businesses in China through its VIEs (see Note 2). As of March 31, 2014, the Company has a total of 16 VIEs in China, including Beijing Zhilian Sanke Human Resources Service Co., Ltd. (“Zhilian Sanke”), which holds the licenses and permits necessary to conduct internet related operations in China. The Company conducts its human resources related operations primarily through Beijing Wangpin, a subsidiary of the Company.

(c) Major Subsidiaries and VIEs

As of March 31, 2014, the Company’s consolidated subsidiaries and VIEs include the following entities:

Name	Place of Incorporation/ Establishment	Date of Incorporation/ Acquisition	Percentage of Direct Ownership	Principal Activities
Subsidiaries
Beijing Wangpin Consulting Co., Ltd.	PRC	05/29/2000	90%*	Online recruitment
Zhilian Yipin (Beijing) Technology Co., Ltd.	PRC	08/22/2008	100%	Software development and technical services
Zhilian Wangpin (Beijing) Technology Co., Ltd.	PRC	02/17/2006	100%	Software development and technical services
Wangpin Information Consulting (Shanghai) Company Co., Ltd.	PRC	03/22/2000	100%	Dormant
Nanjing Zhilian Advertising Co., Ltd.	PRC	07/09/2004	100%	Online recruitment***
Changsha Lianzhi Human Resources Service Co., Ltd.	PRC	01/23/2006	100%	Online recruitment***
Guangdong Zhilian Culture & Media Co., Ltd.	PRC	11/26/2007	100%	Online recruitment

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name	Place of Incorporation/ Establishment	Date of Incorporation/ Acquisition	Percentage of Direct Ownership		Principal Activities
VIEs
Beijing Zhilian Sanke Human Resources Service Co., Ltd.	PRC	04/29/1997	0	%**	Online recruitment
Wuhan Zhilian Rencai Advertising Co., Ltd.	PRC	10/31/2003	0	%**	Online recruitment***
Shaanxi Zhilian Advertising Co., Ltd.	PRC	04/26/2004	0	%**	Advertising***
Jinan Zhilian Wangpin Advertising Co., Ltd.	PRC	10/14/2004	0	%**	Advertising***
Sichuan Zhilian Advertising Co., Ltd.	PRC	12/09/2004	0	%**	Advertising***
Shenyang Zhilian Wangpin Advertising Co., Ltd.	PRC	01/13/2005	0	%**	Advertising
Harbin Zhilian Wangcai Advertising Co., Ltd.	PRC	01/07/2008	0	%**	Advertising
Shenyang Zhilian Recruitment Service Co., Ltd.	PRC	05/09/2007	0	%**	Online recruitment***
Qingdao Zhilian Advertising Co., Ltd.	PRC	06/02/2005	0	%**	Advertising***
Dalian Zhilian Advertising Co., Ltd.	PRC	11/24/2005	0	%**	Advertising***
Tianjin Zhilian Advertising Co., Ltd.	PRC	12/31/2005	0	%**	Advertising***
Changchun Zhilian Advertising Co., Ltd.	PRC	01/14/2005	0	%**	Advertising***
Changchun Zhilian Human Resources Service Co., Ltd.	PRC	05/16/2006	0	%**	Online recruitment***
Hangzhou Wangpin Advertising Co., Ltd.	PRC	04/24/2006	0	%**	Advertising***
Fuzhou Zhilian Advertising Co., Ltd.	PRC	11/26/2007	0	%**	Advertising***
Xiamen Zhilian Wangpin Commercial Service Co., Ltd.	PRC	03/14/2008	0	%**	Business services***

*	Beijing Wangpin is 90% owned by the Company and 10% owned by Zhilian Sanke, a variable interest entity for which the Company is the primary beneficiary (see Note 2).
**	The Company is the primary beneficiary for these variable interest entities. Accordingly, the results of operations, financial position and cash flows of these entities have been consolidated in the Group’s unaudited interim condensed consolidated financial statements (see Note 2).
***	The Company started to transfer the business operation of two subsidiaries of Zhilian Wangpin and 13 VIEs to Beijing Wangpin in preparation for the liquidation of the two subsidiaries and the 13 VIEs.

2. VARIABLE INTEREST ENTITIES

Zhilian Wangpin entered into a series of contractual agreements (collectively, “VIE Agreements”) with the VIEs and the respective direct equity owners of the VIEs, who are affiliated with the Company or who are affiliated with a former preferred shareholder of the Company. Through these contractual agreements, Zhilian Wangpin is able to:

•	exercise effective control over each VIE;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks of expected losses as if it were the sole shareholder; and

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

•	have an exclusive option to purchase all of the equity interest in each VIE.

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Consolidation—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendment in this accounting standards update replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity, or (2) the right to receive benefits from the entity.

The Group adopted this amendment on January 1, 2010, which was the effective date of the standard. Management evaluated the relationships among Zhilian Wangpin, the VIEs and their respective direct equity owners and concluded that Zhilian Wangpin is the primary beneficiary in each variable interest arrangement. As a result, the results of operations, assets and liabilities of the VIEs have been included in the Group’s unaudited interim condensed consolidated financial statements.

VIE Agreements

Zhilian Wangpin’s relationships with the VIEs are governed by the following contractual agreements. Unless otherwise stated, the contractual agreements signed with each VIE contains substantially similar terms as described below.

Business Operations Agreements

Pursuant to the Business Operations Agreements entered into between Zhilian Wangpin, each VIE and its respective direct equity owners, the VIE must appoint the persons designated by Zhilian Wangpin to be its directors, general manager, chief financial officer and any other senior officers. The VIE and its direct equity owners agree to accept the proposals provided by Zhilian Wangpin, from time to time and at any time, relating to employment, daily business and financial management. That is, Zhilian Wangpin has the contractual right to make all decisions of the VIE, including the power to direct and dictate the corporate policy, financial management, daily operations and staff employment of the VIE. Without Zhilian Wangpin’s prior written consent, the VIE shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including, but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreement to a third party. The term of these agreements are ten years and will be extended if Zhilian Wangpin provides a written notice requesting extension prior to the expiration date. Zhilian Wangpin may terminate the agreement at any time by providing advance written notice to the VIE. Neither the VIE nor any of its direct equity owners may terminate this agreement prior to the expiration date.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements entered into between Zhilian Wangpin, each VIE and its respective direct equity owners, the direct equity owners pledged all of their equity interest in their VIE to Zhilian Wangpin to guarantee the VIE and the direct equity owners’ obligations under, where applicable, the

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

Loan Agreement, the Exclusive Technical and Consulting Services Agreement, the Business Operation Agreement and the Exclusive Equity Option Agreement. If the VIE and/or any of its direct equity owners breach their contractual obligations under these agreements, Zhilian Wangpin, as pledgee, will be entitled to certain rights, including the right to sell in accordance with the legal procedures or otherwise dispose of the pledged equity interests. In addition, Zhilian Wangpin has the right to convert the value of all or part of pledged equity interests into money in compliance with legal procedures, or has the priority to be compensated by the proceeds generated from auction or sale of such pledged equity interests. Without Zhilian Wangpin’s prior written consent, the direct equity owners of the VIE shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Zhilian Wangpin’s interests. The Equity Interest Pledge Agreements shall expire on the date on which the VIE and its direct equity owners have fully performed their obligations under the aforementioned agreements.

Power of Attorney

Pursuant to the Power of Attorney, the direct equity owners each irrevocably appointed a person designated by Zhilian Wangpin as their attorney-in-fact to vote on their behalf on all matters of its respective VIE requiring shareholder approval under PRC laws and regulations and the VIE’s articles of association.

The appointment of the person designated by Zhilian Wangpin as the attorney-in-fact is conditional upon such person’s employment with Zhilian Wangpin or its affiliates. Each Power of Attorney will remain in force for ten years unless terminated earlier upon the occurrence of any of the following: (i) the person designated by Zhilian Wangpin terminates his or her employment with Zhilian Wangpin or its affiliates; (ii) Zhilian Wangpin issues a written notice to dismiss or replace the person designated by Zhilian Wangpin with another person; or (iii) the business operations agreement among Zhilian Wangpin, the VIE and its respective direct equity owners terminates or expires. The terms of the Power of Attorney agreement can be extended upon Zhilian Wangpin’s request, and the VIE’s approval of the agreement is not required. The VIE has no right to terminate the Power of Attorney agreement in any event.

Exclusive Equity Option Agreements

Pursuant to the Exclusive Equity Option Agreements entered into between Zhilian Wangpin, each VIE and the respective direct equity owners of each VIE, the direct equity owners have granted Zhilian Wangpin or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interest in the VIE in consideration for the loans extended to the direct equity owners of the VIE under the Loan Agreement mentioned below. Pursuant to the agreement, Zhilian Wangpin has the option to acquire the equity interest at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to the direct equity owners under the Loan Agreement. Zhilian Wangpin or its designated representatives have sole discretion to decide when to exercise such options, either in part or in full. Zhilian Wangpin or its designated representatives are entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option to any third party. Without Zhilian Wangpin’s consent, the direct equity owners may not transfer, donate, pledge or otherwise dispose of their equity shareholdings in any way. The term of this agreement is ten years and may be extended by Zhilian Wangpin’s written notice prior to the expiration date. The Exclusive Equity Option Agreement remains in full force and effect during the term of the agreement and extended period unless Zhilian Wangpin gives advance notice of termination to the direct equity owners or the VIE files bankruptcy, is dissolved or is forced to be closed.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

Exclusive Technical and Consulting Services Agreements

Pursuant to the Exclusive Technical and Consulting Services Agreement between Zhilian Wangpin and each VIE, Zhilian Wangpin has the exclusive right to provide to the VIE technical and consulting services relating to, among other things, server maintenance and related internet platform management service, development and upgrade of application software for servers and users, training of technical and business personnel, and other services agreed upon by the parties. Without Zhilian Wangpin’s prior written consent, the VIE shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, Zhilian Wangpin exclusively owns all intellectual property rights resulting from the performance of all services under this agreement. The Exclusive Technical and Consulting Services Agreement entitles Zhilian Wangpin to charge the VIE service fees that amount to substantially all of the net income of the VIE. The term of this agreement is ten years and will be extended upon the written notice made by Zhilian Wangpin for a period determined by Zhilian Wangpin. Zhilian Wangpin can terminate the agreement at any time by providing 30 days’ prior written notice to the VIE. The VIE is not permitted to terminate the agreement prior to the expiration date, unless due to Zhilian Wangpin’s gross negligence, fraud, unlawful conducts or bankruptcy.

Loan Agreements

Under the Loan Agreements between Zhilian Wangpin and the direct equity owners, Zhilian Wangpin extended interest-free loans to the direct equity owners of each VIE solely for the purpose of capital injection to the VIE. The loan can be repaid only with the proceeds from the sale of all of the equity interest in the VIE to Zhilian Wangpin, or its designated representatives upon the written request of Zhilian Wangpin. The term of the loan is ten years from the date when the loan is received by the direct equity owners, and will be automatically extended for another one year for an unlimited number of times unless terminated by written notice from Zhilian Wangpin to the direct equity owners of the VIE thirty days prior to the due date.

Risks in Relation to the Corporate Structure

Pursuant to Business Operations Agreements and Power of Attorney, the Company has obtained power, as granted to the direct equity owners by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, which significantly impact the VIEs’ economic performance.

Under the Exclusive Technical and Consulting Service Agreement, the amount of service fees to be paid by the VIEs shall be determined by Zhilian Wangpin. Zhilian Wangpin is contractually given the power to determine the amount of the service fees as deemed appropriate given that Zhilian Wangpin has effective control over the management and board of directors of the VIEs through the Business Operations Agreements and Power of Attorney agreements. Accordingly, the Exclusive Technical and Consulting Service Agreements give Zhilian Wangpin the ability to extract substantially all of the economic benefits out of the VIEs at Zhilian Wangpin’s sole discretion. In addition, under the other contractual arrangements between Zhilian Wangpin, the VIEs and the direct equity owners, Zhilian Wangpin has the sole authority to restrict any payment of dividends or any amounts to the direct equity owners. Zhilian Wangpin also has the right to receive all residual assets of the VIEs through the exercise of the call option under the Exclusive Equity Option Agreements, when and to the extent permitted by PRC law.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

As a result of the VIE Agreements, direct equity owners of the VIEs do not have the ability to control or make decisions affecting the VIEs’ business and operations, nor do they have the ability to absorb the expected losses or receive the expected residual returns of the VIEs. The Company, through Zhilian Wangpin’s assumption of voting and dividend rights, controls the VIEs and is the ultimate primary beneficiary of the VIEs. Therefore, the Company has the right to receive significant benefits from the VIEs and has consolidated the financial results of the VIEs in the Company’s unaudited interim condensed consolidated financial statements since their dates of incorporation.

The Group believes that Zhilian Wangpin’s contractual arrangements with the VIEs and the direct equity owners of the VIEs are in compliance with PRC regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. If the corporate structure and contractual arrangements through which the Group conducts its business in China are found to be in violation of any existing or future PRC regulations, the relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses in China;

•	restrict or prohibit related party transactions between Zhilian Wangpin and the VIEs;

•	impose fines or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter the corporate structure; and

•	restrict or prohibit the Group’s ability to finance its operations.

The imposition of any of these penalties could result in a material adverse effect on the Group’s results of operations and financial condition. Any changes in PRC regulations that affect the Group’s ability to exercise effective control over the VIEs and receive substantially all of the economic benefits and residual returns of the VIEs may preclude the Group from consolidating the VIEs in the future. In addition, the legal owners of the VIEs are different from the legal owners of the Company and Zhilian Wangpin, and therefore the Group cannot be assured that when conflicts of interest arise, any or all of the direct equity owners will act in the best interests of the Group or such conflicts will be resolved in the Group’s favor. The direct equity owners of the VIEs may breach, cause the VIEs to breach, or refuse to renew the existing contractual arrangements with Zhilian Wangpin.

To prevent this from occurring, the following controls have been implemented by the Company:

•

The Company and its controlling shareholder SEEK Limited have the power to appoint direct equity owners of the VIEs, and are able to exercise appropriate evaluation of honesty and integrity of the direct equity owners of the VIEs;

•	Management of VIEs are designated by the Company to ensure VIEs are operating in accordance with the instructions directed by the Company; and

•	Business licenses and all company seals and chops of the VIEs are kept in the custody of the Company, and may only be used by authorized personnel according to the policies determined by the Company.

As of March 31, 2014, eight of the Group’s VIEs have registered their equity pledge with the relevant local administration for industry and commerce. The remaining eight VIEs have yet to register their equity pledge. Although the lack of registration of the equity pledges does not affect the Group’s ability to enforce the duly executed agreements against the direct equity owners of the VIEs, the Group may not be able to successfully enforce these pledges against any third parties, who may acquire the equity interests in the VIEs in good faith, until the equity pledges are registered.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

The following consolidated financial information of the VIEs is included in the accompanying unaudited interim condensed consolidated financial statements:

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Total assets	22,677	10,312
Total liabilities	103,222	63,255
Payable to third parties	38,389	17,192
Payable to inter-company entities*	64,833	46,063

	For the nine months ended March 31,
	2013	2014
	RMB	RMB
Net revenue	79,662	37,968
Net income	14,164	27,601
Inter-company dividends received**	—	24,900
Net income from third parties	14,164	2,701

	For the nine months ended March 31,
	2013	2014
	RMB	RMB
Net decrease in cash	(7,410)	(6,245)

*	All inter-company transactions and balances have been eliminated upon consolidation.
**	On July 15, 2013, Beijing Wangpin declared a one-time cash dividend of RMB24,900 to Zhilian Sanke which holds 10% equity interest of Beijing Wangpin. On September 22, 2013, Beijing Wangpin paid out the cash dividend of RMB24,900 to Zhilian Sanke.

The total assets of the consolidated VIEs as of March 31, 2014 were mainly comprised of cash, accounts receivable, amounts due from inter-company entities, prepayments and other current assets and property and equipment. The total liabilities of the consolidated VIEs as of March 31, 2014 were mainly comprised of accounts payable, salaries and welfare payable, deferred revenues and amounts due to inter-company entities.

Under the contractual agreements with the VIEs, Zhilian Wangpin has the power to direct activities of the VIEs, and direct the transfer of assets out of the VIEs. Therefore, Zhilian Wangpin considers that there are no assets in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs except for registered capitals of the VIEs amounting to RMB8,760 as of March 31, 2014. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that could require Zhilian Wangpin or the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

2. VARIABLE INTEREST ENTITIES (Continued)

There is no VIE where the Company or its subsidiaries have a variable interest but are not the primary beneficiary.

3. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company is the ultimate primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Group’s condensed consolidated financial position, results of operations and cash flows for the nine months ended March 31, 2013 and 2014. The results of operations for the nine months ended March 31, 2014 are not necessarily indicative of results to be expected for the full year. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes for the years ended June 30, 2012 and 2013. The June 30, 2013 condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has a controlling financial interest in the entity. The Company or its subsidiary is considered to be the primary beneficiary if the Company or its subsidiary has the power to direct the activities that most significantly impacts the entity’s economic performance, and bears the risks of, and enjoys the rewards normally associated with, ownership of the entity.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, the allowance for doubtful accounts, estimating useful lives of long-lived assets and intangible assets, subsequent impairment assessment of long-lived assets, valuation allowance of deferred tax assets, relative values of accounting units in certain multiple element arrangements and

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

determination of share-based compensation. In addition, the valuation model used to estimate the fair value of share options upon grant date and the valuation of the preferred shares on their issuance date uses certain assumptions, including, but not limited to, complex and subjective judgment made regarding the Group’s projected financial and operating results and business risks.

(c) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is the United States dollar (“US$”), while the functional currency of the Company’s subsidiaries and VIEs incorporated and operated in the PRC is the RMB. In the unaudited interim condensed consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments net of taxes, and are shown as a component of other comprehensive loss in the statements of comprehensive income.

(d) Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, consolidated statements of comprehensive income and statements of cash flows from RMB into US$ as of and for the nine months ended March 31, 2014 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2164, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on March 31, 2014. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2014, or at any other rate.

(e) Fair Value of Financial Instruments

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—include other inputs that are directly or indirectly observable in the market place.

Level 3—unobservable inputs which are supported by little or no market activity.

The Company’s financial instruments include time deposits and restricted time deposits, accounts receivable, prepaid and other current assets, non-current restricted time deposits, short-term borrowings, current portion of long-term bank loans, accounts payable, accrued expenses and other current liabilities, deferred revenues, and long-term bank loans. See Note 20—Fair Value Measurement.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(f) Cash and cash equivalents

Cash represents cash on hand and demand deposits placed with banks which have original maturities of three months or less, and are readily convertible into known amounts of cash.

The Group invests in short-term wealth management products with reputable PRC banks from time to time. These short-term wealth management products are considered cash equivalents as they are all principal-protected, redeemable at any time with original maturities of 90 days or less. All cash equivalents have been converted into cash at each reporting period end. The Group had no cash equivalent balances as of March 31, 2014.

(g) Restricted cash

On March 5, 2014, the Company repaid its US$14,000 bank loan facility before its maturity date (Note 9). At March 31, 2014, the related cash deposits of RMB100,936 were still classified as restricted cash. On April 8, 2014, the restrictions were legally removed and the related cash balance was reclassified to cash and cash equivalents. At March 31, 2014, RMB893 of cash deposits related to the other outstanding bank loans are recorded in the interest reserve accounts, which are designated for bank loan payment only.

Restricted cash deposits are valued based on the prevailing interest rates in the market, and classified into current and non-current portion based on the maturities of the bank loans they are associated with.

(h) Time deposits and restricted time deposits

Time deposits represent demand deposits placed with banks with original maturities of more than three months. Interest earned is recorded as interest income in the unaudited interim condensed consolidated statements of comprehensive income during the periods. Time deposits are valued based on the prevailing interest rates in the market.

As at March 31, 2014, RMB233,121 time deposits are pledged as collateral to the bank loans and therefore are treated as restricted time deposits on the Company’s unaudited interim condensed consolidated financial statements.

Restricted time deposits are valued based on the prevailing interest rates in the market, and classified into current portion based on the maturities of the bank loans they are associated with.

(i) Accounts Receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amount that will not be collected. The Group makes estimation for the collectability of accounts receivable considering many factors including, but not limited to, reviewing accounts receivable balances, historical bad debt rate, repayment patterns, customer credit worthiness, financial condition of the customer and industry trend analysis that resulted in an inability to make overdue payments. The Group also makes specific allowances if there is evidence that the receivable is likely to be irrecoverable and the allowances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote. Accounts receivable in the unaudited interim condensed consolidated balance sheet were stated net of such provisions.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(j) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated Useful Lives of the Assets
Leasehold improvements	Shorter of the remaining lease period or the estimated useful lives
Electronic equipment	3 years
Furniture and office equipment	5 years
Motor vehicles	5 years

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the disposal assets. Such differences, if any, are recognized as other income, net in the unaudited interim condensed consolidated statements of comprehensive income.

(k) Intangible Assets

Intangible assets mainly consist of computer software and licenses purchased for internal use. Intangible assets are stated at cost less accumulated amortization, which is recognized using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 3 years for computer software, 10 years for licenses and 10 years for registered trademarks.

(l) Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the asset group to the estimated future undiscounted cash flows associated with the related assets. The Group recognizes impairment for long-lived assets in the event that the carrying value of such assets exceeds the estimated undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

(m) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met and any cash payments received up front are initially recognized as deferred revenues.

Revenues presented in the unaudited interim condensed consolidated statements of comprehensive income include revenues from online recruitment services, campus recruitment services, assessment services and other human resources related services.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Online Recruitment Services

The Group provides online recruitment services such as classified job postings, display advertisements, resume access services and other online recruitment services. Employers enter into standard service agreements with the Group, under which different service arrangements, service fulfillment period, total consideration and other terms are agreed upon by both parties. Revenues are recognized ratably over the service fulfillment period, which normally ranges from one month to one year.

Online Recruitment Services contracts may consist of multiple deliverables in the arrangement such as those services described above. Each deliverable is a separate unit of accounting, as they have value to the customer on a standalone basis and there are no customer-negotiated refunds or return rights for the delivered items. Arrangement consideration is allocated to each unit of accounting at the inception of the arrangement based on the relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009-13, “Revenue Recognition—Multiple-Deliverable Revenue Arrangements” and recognized over the service fulfillment period. The Company uses (a) vendor-specific objective evidence of selling price, if it exists, otherwise, (b) third-party evidence of selling price. If neither (a) nor (b) exists, the Company will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence, which is the price charged for a deliverable when it is sold on a standalone basis. For all the periods presented, the service fulfillment period for the separate units of accounting within the multiple-element arrangement is the same. Therefore, the allocation between the separate units of accounting for online recruitment services does not have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

Campus Recruitment Services

The Group provides campus recruitment services to corporate employers. Campus recruitment service includes planning, recruitment advertising and organizing recruitment activities. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for these types of services are recognized upon delivery of the completion report.

Assessment Services

The Group provides both online and offline assessment services to assist corporate customers in evaluating capabilities and dispositions of their job candidates and existing employees.

Online assessment services are based on an online assessment platform. Corporate employers are granted with access to the online assessment with a predetermined service fulfillment period, which normally ranges from 3 months to one year. Revenues are recognized ratably over the service fulfillment period.

Offline assessment services include planning, organizing assessment events, and summarizing assessment results. Upon completion of these activities, a completion report is delivered to customers summarizing the activities carried out. Fees for these types of services are recognized upon delivery of the completion report.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Other Human Resources Related Services

The Group also provides other human resources related services such as executive search services, print advertising services, training services, human resources agent services and other services. Arrangements for these other human resources related services are generally short-term in nature. Fees for these types of services are recognized when fees are fixed or determinable, collectability is reasonably assured and service performance is complete.

(n) Cost of Services

Cost of services consist primarily of network costs, printing and publishing expenses, payroll, share-based compensation and other employee-related costs and other expenses incurred by the Group which are directly attributable to the performance of the Group’s online recruitment and other human resources related services.

(o) Sales and Marketing Expenses

Sales and marketing expenses consist primarily of payroll, share-based compensation and other employee-related expenses for the Group’s sales and marketing staff, office rental and property management fees as well as advertising expenses. Advertising expenses generally represent the cost of marketing activities used to create or stimulate a positive image of the Group’s brand or a desire for the Group’s services. Advertising expenses are recorded as sales and marketing expenses when incurred, and totaled RMB56,766 for the nine months ended March 31, 2014.

(p) General and Administrative Expenses

General and administrative expenses consist primarily of payroll, share-based compensation and other employee-related expenses for the Group’s managerial and administrative staff, office rental and property management fees, professional services fees, depreciation of equipment and other administrative office expenses.

(q) Share-Based Compensation

The Company grants share options to its employees and directors under share incentive plans, and accounts for these share-based compensation arrangements in accordance with ASC 718, Compensation—Stock Compensation. The awards are measured at grant date fair value and are recognized as compensation expenses, net of estimated forfeiture, using the graded vesting method, over the requisite service period, which is generally the vesting period. Forfeiture rates are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from the initial estimates.

The Binomial option-pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the Binomial option-pricing model requires a number of complex assumptions.

(r) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, net of any rent concessions, are charged to the unaudited interim condensed consolidated statements of comprehensive income on a straight-line basis over the lease term.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(s) Taxation

Value-added tax, business tax and surcharges

Prior to September 2012, the Company’s subsidiaries and VIEs in the PRC are subject to business taxes and related surcharges on the revenues earned for services provided in the PRC after certain deductions. The applicable rate of business taxes is 5%. Business taxes and related surcharges are deducted from gross revenues to arrive at net revenues in the Group’s unaudited interim condensed consolidated statements of comprehensive income.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax (“VAT”) Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Accordingly, most of our subsidiaries and VIEs were in the Pilot Program and subject to VAT at a rate of 6%. The VAT payable of these subsidiaries and VIEs is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from taxable services provided. As such, the net presentation of revenues subject to VAT is adopted. Subsidiaries and VIEs in the PRC which are not subject to VAT are still subject to business taxes at a rate of 5% and related surcharges on the revenues earned for services provided in the PRC after certain deductions.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdiction. Deferred income taxes are provided using the asset and liability method, which requires the recognition of income tax payable or refundable for the current period and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns. Deferred income taxes are determinable based on the temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the unaudited interim condensed consolidated statements of comprehensive income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the Group’s deferred tax assets will not be realized.

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under income tax expenses in its statement of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the nine months ended March 31, 2014. As of March 31, 2014, the Group did not have any significant unrecognized uncertain tax positions.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(t) Statutory Reserves

The Company’s PRC subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries registered as wholly-owned foreign enterprises in China have to make appropriations from their after-tax profits (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the respective entity’s after-tax profits as calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund is at each PRC entity’s discretion.

Beijing Wangpin, which is considered a Sino-foreign joint venture as is 90% owned by the Company and 10% owned by Zhilian Sanke, is permitted to provide reserve fund allocations of annual after-tax profit at the discretion of its board of directors.

Under China Company Laws, the VIEs of the Company, which are registered as domestic companies in China, must make appropriations from their after-tax profit as determined under PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of their after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the PRC entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective PRC entity.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases to the registered capital of the respective company. Appropriations to the enterprise expansion fund can be used to increase registered capital upon PRC regulatory approval. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonuses to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the nine months ended March 31, 2014, the Company’s PRC subsidiaries and VIEs made appropriations of RMB688 to their statutory reserves.

(u) Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(v) Net Income/(Loss) Per Share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, which provide the holders of participating securities the ability to participate in all dividends declared with the holders of ordinary shares on a one-to-one per-share basis in all dividend declared, as if all undistributed earnings for the period were distributed. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of income allocation to holders of participating preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible preferred shares (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted net income/(loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

(w) Employee Benefits

The full-time employees of the Group that are employed in the PRC are entitled to staff welfare and benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing fund contributions through a PRC government-mandated multi-employer defined contribution plan. Companies are required to accrue for the benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued for these benefits. For the nine months ended March 31, 2014, total amounts recognized for such employee benefits amounted to RMB68,164, and were charged to the unaudited interim condensed consolidated statements of comprehensive income. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

(x) Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss consists of foreign currency translation adjustments.

(y) Segment Reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available and evaluated regularly by the Group’s chief operating decision-maker in deciding how to allocate resources and assess performance. The Group has internal reporting that does not distinguish between markets or segments as a whole, and reports costs and expenses by nature as a whole. Hence, the Group has only one reporting segment.

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(z) Derivative financial instruments

Derivative financial instruments are initially recognized on the date a derivative contract is entered into and are subsequently measured at fair value. The method of recognizing the gain or loss resulting from the derivative instrument depends on whether the derivative is designated as a hedging instrument. The Company entered into two foreign exchange rate forward contracts and one interest rate swap contract in July 2013 and did not designate any derivatives as hedging instruments as of March 31, 2014. These instruments are marked-to-market at each period-end with the associated changes in fair value recognized in the line item “Other income, net” in the unaudited interim condensed consolidated statements of comprehensive income and “Accrued expenses and other liabilities” in the unaudited interim condensed consolidated balance sheets. These instruments are used for risk management purposes only and not for other speculative or trading purposes (Note 4(b) (c)).

4. CERTAIN RISKS AND CONCENTRATION

(a) Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, time deposits, restricted time deposits and accounts receivable. As of March 31, 2014, substantially all of the Group’s cash, restricted cash, time deposits and restricted time deposits were held in financial institutions located in the PRC that management believes are of high-credit rating and sound quality. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues earned from operations arising in the PRC. Management believes credit risk on accounts receivable is moderate due to the diversity of its services and customers.

(b) Foreign Currency Risk

The majority of the Group’s operating transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is affected by changes in central government policies and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by companies in China must be processed through PBOC or other PRC foreign exchange regulatory bodies and requires certain supporting documentation in order to affect the remittance.

The Group receives cash flows from operations in RMB and therefore, is also exposed to foreign currency exchange risk arising from exchange rate movement between RMB and US$ when the use of such RMB receipts to repay the bank borrowings dominated in US$. In July 2013, a shareholder, on the Company’s behalf, entered into two foreign exchange forward contracts to protect against deprecation of RMB with total notional amount of US$20,000 to manage this foreign currency exchange risk (see Note 19).

(c) Interest Rate Risk

The Group’s exposure to interest rate risk mainly arises from long-term borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

4. CERTAIN RISKS AND CONCENTRATION (Continued)

As part of its capital risk management policy, the Group protects part of its borrowings from exposure to fluctuation in benchmark interest rate (primarily the 3-month LIBOR). In July 2013, the Company entered into an interest swap contract under which it receives interest based on the 3-month LIBOR and pay interest at fixed rate in relation to its US$20,000 loan (see Note 19).

(d) Major Customers

No individual customer accounted for more than 10% of net revenues during the nine months ended March 31, 2014. No individual customer accounted for more than 10% of accounts receivable as of March 31, 2014.

(e) PRC Regulations

The Chinese market in which the Group operates exposes the Group to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide online advertising, mobile and internet related services through contractual arrangements in the PRC since these industries remain highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for the Group’s operations and the Group’s corporate structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Group’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure its operations entirely if it finds that the Group’s contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group’s business and operating results, as the PRC government has not yet found any such contractual arrangements to be in noncompliance. However, any such restructuring may cause significant disruption to the Group’s business operations.

5. ACCOUNTS RECEIVABLE, NET

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Accounts receivable	14,378	19,282
Less: Allowance for doubtful accounts	(2,186)	(2,158)

Accounts receivable, net	12,192	17,124

The following table presents the movement of the allowance for doubtful accounts for the nine months ended March 31, 2013 and 2014:

	For the Nine Months Ended,
	March 31, 2013	March 31, 2014
	RMB	RMB
Balance at beginning of the period	(1,966)	(2,186)
Additions: charges to bad debt expenses, net of recoveries	(1,389)	(226)
Less: write-offs of accounts receivable	475	254

Balance at end of the period	(2,880)	(2,158)

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Advances to employees	9,497	11,980
Rental and advertising deposits	10,773	16,369
Prepaid rental and advertising expenses	4,532	10,737
Prepaid taxes	19,569	31,369
Prepaid professional service fees	5,729	9,309
Interest receivable	6,916	898
Others	3,600	5,432

Total	60,616	86,094

7. PROPERTY AND EQUIPMENT, NET

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Electronic equipment	60,493	69,314
Furniture and office equipment	13,048	13,484
Leasehold improvements	14,139	16,869
Motor vehicles	1,053	1,053
Less: accumulated depreciation	(57,794)	(66,442)

Net book value	30,939	34,278

Depreciation expenses were RMB12,932 for the nine months ended March 31, 2014.

Loss from disposal of property and equipment amounted to RMB18 for the nine months ended March 31, 2014.

8. INTANGIBLE ASSETS, NET

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Computer software	11,526	13,532
Acquired Internet Content Provider License	568	568
Trademarks	256	256
Less: accumulated amortization	(7,600)	(9,723)

Net book value	4,750	4,633

Amortization expenses amounted to RMB2,123 for the nine months ended March 31, 2014.

Loss from disposal of intangible assets amounted to nil for the nine months ended March 31, 2014.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

8. INTANGIBLE ASSETS, NET (Continued)

The estimated amortization expenses for the above intangible assets for each of the following five years are as follows:

Amount
RMB
For the years ended June 30,
Reminder of 2014	706
2015	2,503
2016	1,194
2017	186
2018	11

9. BANK BORROWINGS

Bank borrowings as of March 31, 2014 consisted of the following:

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Short-term bank loan	212,259	—
Long-term bank loans
Secured long-term bank loans	199,308	165,533
Less: current portion of long-term bank loans	(36,444)	(79,404)

Non-current portion of long-term bank loans	162,864	86,129

As of March 31, 2014, bank borrowings consisted of the following bank loans:

•

On January 31, 2013, the Group entered into a one-year loan facility agreement, or the 2013 Facility 1, under which the Group can borrow up to US$40,000 at a floating interest rate of 1, 2 or 3 months London Interbank Offered Rate (LIBOR) +1.5% and the proceeds of this bank loan should only be used for the repurchase of Preferred Shares from Macquarie Zhaopin Limited. In February 2013, the Group drew down RMB214,809 (US$35,000). The repurchase of the preferred shares was completed as of March 31, 2013; therefore, the remaining balance of the facility is not expected to be utilized in the future. The commitment fee for the undrawn balance of the facility is approximately RMB154 (US$25). On January 30, 2014, the Company repaid this loan when it became due. This bank loan facility was collateralized by pledged time deposits of RMB258,000, which were released upon repayment of the loan.

Transaction costs of RMB4,187 were incurred to establish this bank loan and have been capitalized on the Company’s unaudited interim condensed consolidated balance sheet, all of which has been amortized through the unaudited interim condensed consolidated statement of comprehensive income as of March 31, 2014. This short-term bank loan incurred interest expense for the nine months ended March 31, 2014 of RMB2,205.

•

On February 4, 2013, the Group entered into an eighteen-month bank loan facility agreement, or the 2013 Facility 2, under which the Group can borrow up to US$13,000 at a floating interest rate of 1 month LIBOR+1.25% per annum. In February 2013, the Group drew down RMB79,786 (US$13,000). This bank

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

9. BANK BORROWINGS (Continued)

loan facility is collateralized by pledged time deposits of RMB93,121, which will be released upon the termination or expiry of this facility. RMB893 (US$145) of cash is deposited as interest reserve.

Transaction costs of RMB2,740 were incurred to establish this facility and have been capitalized on the Company’s unaudited interim condensed consolidated balance sheet, of which RMB573 has not been amortized through the unaudited interim condensed consolidated statement of comprehensive income as of March 31, 2014. This long-term bank loan incurred interest expense for the nine months ended March 31, 2014 of RMB816.

•

On February 14, 2013, the Group entered into an eighteen-month bank loan facility agreement, or the 2013 Facility 3, under which the Group can borrow up to US$20,000 at a floating interest at 3 month LIBOR + 1.75% per annum. The proceeds of this bank loan should only be used for the repurchase of Series E Preferred Shares. In February 2013, the Group drew down RMB122,748 (US$20,000), 30% of which shall be repaid within twelve months after the drawdown, and 70% to be repaid within eighteen months after the drawdown. On February 14, 2014, the Company repaid US$6,000 of the loan when it became due. On March 5, 2014, the Company repaid the remaining US$14,000 of the loan before its maturity date. This bank loan facility was collateralized by pledged time deposits of RMB138,600 (Note 3(g)).

Transaction costs of RMB1,985 were incurred to establish this facility and have been capitalized on the Company’s unaudited interim condensed consolidated balance sheet, all of which has been amortized through the unaudited interim condensed consolidated statement of comprehensive income as of March 31, 2014. This long-term bank loan incurred interest expense for the nine months ended March 31, 2014 of RMB1,869.

•

In February 2014, the Group entered into a bank loan facility agreement, or the 2014 Facility 1, under which the Group can borrow up to US$21,000 at a floating interest at 3 month LIBOR + 2.95% per annum. In March 2014, the Company drew down US$14,000 from this bank loan facility, which will mature on April 2, 2015. This bank loan facility is collateralized by pledged time deposits of RMB140,000, which will be released upon the termination or expiry of this facility. This long-term bank loan incurred interest expense for the nine months ended March 31, 2014 of RMB212.

•

In March 2014, the Group entered into a two-year bank loan facility agreement, or the 2014 Facility 2, under which the Group can borrow up to US$20,000 and RMB85,000 at a floating interest rate of LIBOR + 1.25% per annum and the cost to the bank of funding this facility + 1.25% per annum, respectively. As of March 31, 2014, the Company has not made any drawdown from this bank loan facility.

The funds drawn down from the 2014 Facility 1 and the 2014 Facility 2 shall not be used or reinvested in China.

The carrying value of the bank loans approximates their fair value. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term and long-term bank loans (see Note 19).

The repayment schedule of the long-term bank loans is as follows:

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Within one year	36,444	79,404
Between one and two years	162,864	86,129

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Accrued professional service fees	15,560	18,043
Accrued advertising expenses	18,691	15,868
Accrued sales and promotion expenses	8,891	11,255
Accrued network support expenses	4,135	6,777
Payable for property and equipment purchases	6,323	1,904
Interest payable	1,044	155
Derivative instruments	—	86
Others	6,491	9,133

Total	61,135	63,221

Derivative instruments are further described in Note 19.

11. TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

China

The PRC Enterprise Income Tax Law (the “EIT Law”) applies an income tax rate of 25% to all enterprises but grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs can enjoy a preferential income tax rate of 15% for three years, but need to re-apply after the end of the three-year period. The EIT Law became effective on January 1, 2008.

Except Beijing Wangpin, all of the Company’s PRC entities are subject to EIT at a rate of 25%. Beijing Wangpin has qualified as an HNTE and therefore is entitled to enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2013. Beijing Wangpin is in process of application of HNTE qualification renewal as of the date of this report. The Company’s management believes it is probable that Beijing Wangpin will qualify as an HNTE and continue to enjoy the HNTE tax holiday in 2014. The EIT expense was accrued at a rate of 15% for the three months ended March 31, 2014 accordingly.

The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to PRC income taxes at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should the Group be treated as a resident enterprise for PRC tax purposes, the Group will be subject to PRC tax on worldwide income at a statutory tax rate of 25% retroactive to January 1, 2008.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

11. TAXATION (Continued)

Composition of Income before Tax

The components of income before income taxes are as follows (in thousands):

	For the Nine Months Ended March 31,
	2013	2014
	RMB	RMB
Income before income tax expenses
Income from China operations	173,598	174,770
Loss from non-China operations	(9,488)	(6,718)

Total income before income tax expenses	164,110	168,052

Composition of Income Tax Expenses

The current and deferred portions of income tax expenses included in the Group’s unaudited interim condensed consolidated statements of comprehensive income are as follows:

	For the Nine Months Ended March 31,
	2013	2014
	RMB	RMB
Income tax expense applicable to China operations
Current income tax expenses	34,398	34,732
Deferred income tax	(612)	(3,742)

Subtotal income tax expenses applicable to China operations	33,786	30,990
PRC withholding tax on undistributed earnings of PRC subsidiaries	12,541	6,972

Total income tax expenses	46,327	37,962

Reconciliation of the Differences between Statutory Tax Rate and the Effective Tax Rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the Nine Months Ended March 31,
	2013	2014
PRC statutory tax rate	25.0%	25.0%
Permanent book-tax differences
Non-deductible share-based compensation expenses	0.7%	3.4%
Other non-deductible expenses	1.6%	1.1%
Other permanent differences	(0.3%)	(1.2%)
Changes in valuation allowance	1.3%	(0.1%)
Tax effect of tax-exempt entity	1.4%	1.0%
Effect of PRC withholding tax associated with dividends plan	7.6%	4.1%
Effect of Beijing Wangpin’s HNTE tax holiday	(9.1%)	(10.7%)

Effective tax rate	28.2%	22.6%

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

11. TAXATION (Continued)

The effects of Beijing Wangpin’s preferential tax rate to the Group are as follows:

	For the Nine Months Ended March 31,
	2013	2014
	RMB	RMB
Preferential tax treatments impact to net income attributable to ordinary shareholders	14,904	17,854
Per share effect - basic	4.50	0.22
Per share effect - diluted	4.50	0.19

Deferred Tax Assets and Liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Deferred tax assets, current
Accruals and other liabilities	10,117	13,823
Advertising expenses carry forwards	386	—

Total current deferred tax assets	10,503	13,823
Less: Valuation allowance	(1,008)	(586)

Total current deferred tax assets, net	9,495	13,237

Deferred tax assets, non-current
Tax loss carry forwards	9,461	10,123
Advertising expenses carry forwards	22,697	22,262

Total non-current deferred tax assets	32,158	32,385
Less: valuation allowance	(32,158)	(32,385)

Total non-current deferred tax assets, net	—	—

Significant components of the Group’s deferred tax liabilities are as follows:

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Deferred tax liabilities, current
PRC withholding tax on undistributed earnings of PRC subsidiaries	22,410	6,972

Total current deferred tax liabilities	22,410	6,972

As of March 31, 2014, the Group had net loss carryforwards of approximately RMB40,491, which will or are expected to expire during the period between December 31, 2014 and December 31, 2019.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

11. TAXATION (Continued)

Movement of Valuation Allowance

A valuation allowance is provided on the deferred tax assets to the extent that management believes that it is more likely than not that such deferred tax assets will not be utilized in the foreseeable future. In making such determination, the Group considers various factors including future taxable income exclusive of reversing temporary differences and carryforwards. For the nine months period ended March 31, 2014, some valuation allowance was reversed when certain VIEs generated sufficient taxable income to utilize the deferred tax assets. While some of the entities have started to be profitable, there are other entities which continue to incur losses. Valuation allowances have been maintained for those entities where future losses are still expected to occur and management estimated that it is more likely than not that the deferred tax assets will not be utilized. If future events prevent the Group from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recorded when such events occur.

The following table shows the movement of valuation allowance for the periods presented:

	For the Nine Months Ended March 31,
	2013	2014
	RMB	RMB
Balance at beginning of period	(29,527)	(33,166)
Current period addition	(4,589)	(1,395)
Current period reversal	2,470	1,590

Balance at end of the period	(31,646)	(32,971)

Withholding Tax on Undistributed Dividends

Under the EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to withholding tax of 10%, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding taxes. The withholding tax rate is 5% for the parent company incorporated in certain qualified jurisdictions if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. The withholding tax regulation imposed on the dividend income received from the Company’s PRC subsidiaries and VIEs will reduce the Company’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding taxes when they are distributed to foreign investors. All foreign investment enterprises are subject to withholding tax from January 1, 2008.

During the year ended June 30, 2013, the Board of Directors directed Beijing Wangpin to distribute all undistributed earnings as at December 31, 2012 to the Company. According to the requirements specified by PRC tax authorities, such distribution would be subject to 10% withholding tax. Therefore, as of June 30, 2013 and March 31, 2014, the Company accrued deferred tax liabilities in the amount of RMB22,410 and RMB6,972 withholding taxes, respectively, related solely to the distribution for the repayment of the bank loans. On October 8, 2013, Beijing Wangpin paid out the cash dividend of RMB224,100, with RMB201,690 paid to and received by the Company and RMB22,410 was paid to local Tax Bureau as withholding tax associated with this distribution plan.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

12. SHARE-BASED COMPENSATION

The Company granted share-based awards to eligible individuals pursuant to the Share Incentive Plans (“the Plans”), which were adopted in 2006, 2008, 2009 and 2010. Share options granted under these Plans vest over a four-year requisite service period, with equal portions vesting annually, quarterly or monthly, depending on the terms of each award agreement. The contractual lives of the awards granted under these Plans are either five years or ten years. And granted awards follow either of the two vesting schedules (“Schedule A” and “Schedule B”) below:

•

Schedule A: 25% of the options vest on the one-year anniversary of the vesting commencement date and 1/48 of the options vest each month thereafter on the same day of the month of the vesting commencement date;

•	Schedule B: 25% of the options vest at each anniversary.

In June 2013, the Company adopted the 2013 Share Incentive Plan, or the “2013 Plan”. The options granted under the 2013 Plan have a contractual life of six years, and vest over a five-year period, with 20% vesting at each anniversary.

The following table summarizes the Company’s share option activities for the nine months ended March 31, 2014:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
		US$
Balance at June 30, 2013	22,276,874	1.77	2.81
Granted	2,790,000	4.12	—
Exercised	(7,663,409)	0.85	—
Expired	(60,000)	1.80	—
Forfeited	(169,706)	2.64	—

Balance at March 31, 2014	17,173,759	2.54	2.95

Vested and exercisable at March 31, 2014	11,867,312	1.95	2.29

The fair value of each award is estimated on each grant date using the binomial option-pricing model which uses the assumptions presented below. Expected volatilities are based on the average volatility of comparable companies in the online human resources industry with the time period commensurate with the expected time period of the options granted. The Company uses historical data to estimate option exercise and employment termination rate within the pricing formula. The contractual life of the option is 5 to 10 years. The risk-free rate for periods within the contractual life of the options are based on the yield of maturity of China government bonds denominated in the U.S. dollars at the option valuation date. On March 7, 2014, the Company declared the distribution of dividends in the amount of US$24,000. The Company does not plan to pay any dividend on its ordinary shares in the foreseeable future.

The total fair value of shares vested in the nine months ended March 31, 2014 was RMB17,129. For fully vested share options and share options expected to vest at the date of the latest statement of financial position, the

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

12. SHARE-BASED COMPENSATION (Continued)

aggregate intrinsic value for the outstanding options and exercisable options as of March 31, 2014 was RMB313,778 and RMB259,833, respectively.

There were 4,061,591 and 7,663,409 stock options exercised for the nine months ended March 31, 2013 and 2014, respectively. For the nine months ended March 31, 2013 and 2014, the total intrinsic value of stock options exercised was RMB94,256 and RMB219,505, respectively.

The share-based compensation expenses were recognized in the comprehensive income with corresponding amounts recorded in additional paid-in capital of RMB22,943 for the nine months ended March 31, 2014.

As of March 31, 2014, there was RMB62,687 of unrecognized compensation cost, related to non-vested share options. This cost is expected to be recognized over a weighted average period of 4.63 years.

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES

From 1999 to 2008, the Company has issued several rounds of preferred shares to certain investors. The details of each series of the preferred shares are as follows:

	Year of Issuance	Issue Price per Share	Total Shares Originally Issued	Number of Shares Repurchased and Exchanged before July 1, 2011	Number of Shares Repurchased or Converted	Shares Issued and Outstanding as of March 31, 2014	Aggregate Liquidation Value	Initial Conversion Ratio
		US$					US$
Convertible preferred shares
Series A*	1999-2003	0~2.06	13,411,171	13,120,168	291,003	—	—	1:1.70795
Series B*	2004	0.49	4,176,069	3,715,320	203,583	257,166	126	1:1
Series C	2001	0.51	15,722,878	15,641,548	—	81,330	42	1:1
Series D-1	2006, 2007	1.03	19,426,717	—	19,426,717	—	—	1:1
Series D-2	2008	1.60	4,687,500	—	4,687,500	—	—	1:1
Redeemable convertible preferred shares
Series E	2008	1.80	60,391,186	—	60,391,186	—	—	1:1

Total			117,815,521	32,477,036	84,999,989	338,496	168

*	806,885 of Series A Preferred Shares and 162,866 of Series B Preferred Shares were issued, repurchased and cancelled before January 1, 2008.

The Group has determined that the Series A, Series B, Series C, Series D-1 and Series D-2 convertible preferred shares (“Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D-1 Preferred Shares, Series D-2 Preferred Shares”) should not be classified as liabilities but rather as temporary equity since these convertible preferred shares are contingently redeemable upon a deemed liquidation event, which is considered to be an event not solely within the control of the Company. The Group has also determined that the Series E redeemable convertible preferred shares (“Series E Preferred Shares”) should be classified as temporary equity as they are redeemable at the option of the holders after July 1, 2013.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

In assessing the conversion features and deemed liquidation feature embedded in the Series A, Series B, Series C, Series D-1 and Series D-2 Preferred Shares and the conversion and redemption features embedded in the Series E Preferred Shares, the Group has determined that the conversion and redemption features are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. Since the accounting conversion prices of the Series A, Series B, Series C, Series D-1, Series D-2 and Series E Preferred Shares exceed the fair value of the Group’s ordinary shares on their respective date of issuance, no beneficial conversion feature was recorded.

Key terms of convertible preferred shares

The key terms of the Series A, Series B, Series C, Series D-1 and Series D-2 Preferred Shares are summarized as follows:

Dividend rights

The Company shall not make any distribution to ordinary shares unless preferred shareholders receive an equal or greater distribution on an if-converted basis. Therefore, each holder of the preferred shares participates in any distribution among the ordinary shares pro rata based on the number of ordinary shares held by each preferred shareholder (calculated on an as-converted basis). Preferred shareholders are not obligated to share in any losses of the Company.

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, the preferred shareholders are entitled to receive the amounts they originally paid for their preferred shares prior and in preference to any distribution to ordinary shareholders. The remaining assets of the Company available for distribution, if any, shall be distributed to the ordinary shareholders and preferred shareholders on an as-converted basis.

In the event of a deemed liquidation, which is defined as a consolidation or merger of the Company with or into any other company in which the members of the Company do not retain a majority of the voting power in the surviving company, or a sale, conveyance or disposition of all or substantially all of the assets of the Company, the preferred shareholders are entitled to receive the amounts they originally paid for their preferred shares. The holders of the preferred shares shall be paid in cash or in securities received from the acquiring company, or in a combination thereof, at the closing of any such transaction, unless the amount allocated to the respective preferred shares is waived by the holders of a majority of these preferred shares outstanding.

Conversion rights

Preferred shares are convertible into ordinary shares at any time after issuance. Series A Preferred Shares are convertible at the ratio of one Series A Preferred Share for 1.70795 ordinary shares adjusted for share splits, share dividends, recapitalizations and similar transactions. Series B, Series C, Series D-1 and Series D-2 Preferred Shares are convertible into ordinary shares on a one-for-one basis adjusted for share splits, share dividends, recapitalizations and similar transactions. All convertible preferred shares shall be automatically converted into ordinary shares upon the closing of the Company’s initial public offering.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

On June 27, 2013, 291,003 Series A Preferred Shares were converted into ordinary shares on a one-for-1.70795 basis, and 203,583 Series B, 19,426,717 Series D-1 and 4,687,500 Series D-2 Preferred Shares were converted into ordinary shares on a one-for-one basis.

Voting rights

The preferred shareholders shall vote together with ordinary shareholders, and not as a separate class, on all matters put before the members of the Company on an as-converted basis.

Key terms of redeemable convertible preferred shares

Certain key terms of the Series E redeemable convertible preferred shares are the same as those applicable to the Series A, Series B, Series C, Series D-1 and Series D-2 convertible preferred shares as noted above. Key terms that only apply to the Series E redeemable convertible preferred shares are summarized as follows:

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, holders of Series E Preferred Shares are entitled to receive the amounts they originally paid for the Series E Preferred Shares prior and in preference to any distribution to ordinary shareholders. The remaining assets of the Company available for distribution, if any, shall be distributed to the ordinary shareholders and all preferred shareholders on an as-converted basis.

In the event of a deemed liquidation, which is defined as a consolidation or merger of the Company below an enterprise value of US$154,000 with or into any other company in which the members of the Company do not retain a majority of the voting power in the surviving company, or a sale, conveyance or disposition of all or substantially all of the assets of the Company, the holders of Series E Preferred Shares are entitled to receive the amounts they originally paid for their preferred shares. The holders of the Series E preferred shares shall be paid in cash or in securities received from the acquiring company, or in a combination thereof, at the closing of any such transaction, unless the amount allocated to the respective preferred shares is waived by the holders of a majority of these preferred shares outstanding.

Conversion rights

Series E Preferred Shares are convertible into ordinary shares at any time after issuance. Series E preferred shares are convertible into ordinary shares on a one-for-one basis. All convertible preferred shares shall be automatically converted into ordinary shares upon the closing of the Company’s initial public offering. In the event the conversion price is adjusted, there could be a beneficial conversion feature.

On June 23, 2013, 47,534,043 Series E Preferred Shares were converted into ordinary shares on a one-for-one basis.

Redemption rights

At any time after July 1, 2013, holders of Series E Preferred Shares have the option to require the Company to redeem the Series E Preferred Shares at a price equal to the original issuance price.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Repurchase of redeemable convertible preferred shares

In February 2013, the Company repurchased 12,857,143 Series E Preferred Shares from Macquarie Zhaopin Limited for a total consideration of US$67.5 million. The Company accounted for the transaction as an extinguishment of preferred shares. No gains or losses were recognized from the repurchase of these convertible preferred shares. The excess of the consideration transferred over the carrying amount of the preferred shares surrendered, amounting to RMB265,032 was recognized as a deemed dividend, and resulted in an increase in net loss attributable to ordinary shareholders. The repurchased Series E Preferred Shares were then retired by the Company. The repurchase was funded by the three bank loans secured by the restricted time deposits (see Note 9). In the absence of retained earnings, the total amount was recognized in additional paid-in capital and in accumulated deficit after the additional paid-in capital was reduced to zero.

14. ORDINARY SHARES

For the nine months ended March 31, 2014, the Company issued 7,663,409 ordinary shares upon exercise of options under the Company’s Share Incentive Plans. The weighted average exercise price of these options was US$0.85 per ordinary share. The total intrinsic value of options exercised is RMB219,505.

As of March 31, 2014, there were 159,051,299 ordinary shares authorized and 86,101,542 ordinary shares issued and outstanding. The Group has reserved up to 338,496 ordinary shares for issuance upon conversion of the convertible preferred shares and the convertible redeemable preferred shares, and 18,443,500 ordinary shares for the Company’s Share Incentive Plans.

On March 7, 2014, the Company declared the distribution of dividends in the amount of US$24,000.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

15. NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented are calculated as follows:

	For the Nine Months Ended March 31,
	2013	2014
	RMB	RMB
Numerator:
Net income	117,783	130,090
Charges related to the extinguishments of preferred stock	(265,032)	—
Income allocated to participating preferred shareholders	—	(534)

Numerator for basic net income per share	(147,249)	129,556

Dilutive effect of Series A, B, C, D-1, D-2 and E Preferred Shares	—	534

Numerator for diluted net income per share	(147,249)	130,090

Denominator:
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,313,766	82,101,867
Dilutive effect of share options	—	10,708,861
Dilutive effect of Series A, B, C, D-1, D-2 and E Preferred Shares	—	338,496

Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,313,766	93,149,224

Basic net income per share	(44.44)	1.58

Diluted net income per share	(44.44)	1.40

Potentially dilutive securities were not included in the calculation of diluted net income per share for the periods where their inclusion would be anti-dilutive. These included weighted-average share options of 2,260,182 for the nine months ended March 31, 2014.

Upon completion of the Company’s initial public offering, all preferred shares shall be automatically converted into ordinary shares based on the then-effective applicable conversion price. The pro forma balance sheet as of March 31, 2014 presents an as-adjusted financial position as if the conversion of the preferred shares into ordinary shares.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

16. UNAUDITED PRO FORMA BALANCE SHEET AND INCOME PER SHARE

The unaudited pro forma net income per share for the nine months ended March 31, 2014, giving effect to the conversion of the preferred shares into ordinary shares on their original date of issuance is as follows:

For the Nine Months Ended March 31, 2014
RMB
Numerator:
Net income attributable to ordinary shareholder	130,090
Income allocated to participating preferred shareholders	(534)

Numerator for basic and diluted net income per share	129,556

Denominator:
Denominator for basic net income per share-weighted average ordinary shares outstanding	82,101,867
Pro forma effect of convertible preferred shares	338,496

Denominator for pro forma basic income per share	82,440,363
Incremental effect of share of options	10,708,861

Denominator for pro forma diluted net income per share	93,149,224

Pro forma net loss per share
Basic	1.57

Diluted	1.40

Potentially dilutive securities were not included in the calculation of diluted net income per share in the period where their inclusion would be anti-dilutive. These include weighted-average share options of 2,260,182 for the nine months ended March 31, 2014.

17. RELATED PARTY TRANSACTIONS

(a) Amounts due from a related party

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Derivative instruments receivable(i)	—	2,378

(i)	Derivative instruments receivable from a shareholder is related to the amount receivable related to the interest rate swap and foreign exchange contracts novated from a shareholder.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

17. RELATED PARTY TRANSACTIONS (Continued)

(b) Amounts due to a related party

The Group had the following balances due to related parties:

	As of
	June 30, 2013	March 31, 2014
	RMB	RMB
Interest payable to a shareholder(ii)	990	990

(ii)	Interest payable to a shareholder is related to interest owed on a previous loan. The loan principal was converted into Series D-2 Preferred Shares in 2008. The interest payable has been classified as a current liability as the interest payment is due upon demand. There are no additional interests or penalties related to the interest payable.

18. COMMITMENTS AND CONTINGENCIES

(a) Non-cancellable Advertising Fee and Operating Lease Commitments

The Group has entered into non-cancellable advertising service contracts with advertising suppliers and outstanding operating leases commitments for certain offices under non-cancellable leases. Future minimum payments with respect to these agreements as of March 31, 2014 are as follows:

For the years ended June 30,	Advertising Commitments	Operating Leases	Total
	RMB	RMB	RMB
Reminder of 2014	2,240	726	2,966
2015	8,007	32,490	40,497
2016	—	30,698	30,698
2017	—	23,570	23,570
2018 and thereafter	—	37,022	37,022

	10,247	124,506	134,753

Rental expenses for the nine months ended March 31, 2013 and 2014 amounted to RMB25,178 and RMB27,960, respectively.

(b) Contingencies

Pursuant to the PRC Regulations on the Administration of Talents Market, companies that purport to engage in human resources related services need to obtain the human resources service license. As of March 31, 2014, one of the consolidated VIEs and five branches of Beijing Wangpin have been conducting human resources related services without the human resources service license may be ordered to cease operations and a fine of up to RMB30 per entity may be imposed, by local human resources bureaus. If these entities were ordered to cease operations, this would have a material adverse impact on the operations of the Group. For periods presented, the Group has not been subject to any fines nor has any entity been ordered to cease operations. The Group is in the process of remediating such non-compliance and has not provided for any contingent liabilities as it does not believe any loss is probable and estimable.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

18. COMMITMENTS AND CONTINGENCIES (Continued)

The Group has no material contingent liabilities outstanding as at March 31, 2014.

19. DERIVATIVE INSTRUMENTS

Interest-rate swap agreement

The Group uses interest rate swaps to convert a portion of its variable interest rate debt to fixed interest rate debt. The interest rate swap has a notional amount of US$20,000 with a fixed interest rate of 2.25% per annum, ending in August 2014. The interest rate swap was initiated by one of the Group’s shareholders in February 2013 and was subsequently novated to the Company in July 2013. The fair value of this derivative instrument liability was RMB167 at the time of novation and the amount is recorded as a receivable from that shareholder (Note 17(a)).

Foreign exchange forward contracts

On July 31, 2013, the Company entered into two foreign exchange forward contracts for US$14,000 and US$6,000, respectively. The US$14,000 forward contract will mature in August 2014 and the US$6,000 forward contract will mature in February 2014. The foreign exchange forward contracts were initiated by one of the Company’s shareholders in February 2013 and were novated to the Company in July 2013. The fair value of these derivative instrument liabilities were RMB2,211 at the time of novation and the amount is receivable from that shareholder (Note 17(a)). The two foreign exchange forward contracts have been settled when related bank loan facilities have been repaid in February and March, 2014, respectively (Note 9).

All the derivatives of the Company are entered into for risk management purposes. The Group did not enter into any derivatives for trading or speculative purposes. And there is no cash collateral under the derivative contracts.

Derivatives are recognized on the balance sheet at their fair values and changes in the fair values are recognized in other income, net. The following table presents the fair value of derivatives outstanding at March 31, 2014 and amounts of gains (losses) recorded for the nine months ended March 31, 2014:

	Balance sheet classification	Fair value (liability) as of March 31, 2014 RMB	Affected line item in the unaudited interim condensed consolidated statements of comprehensive income RMB	Gain/(loss) recognized in income for the nine months ended March 31, 2014 RMB
Derivative instruments not designated as hedges:
Interest-rate swap agreement	Accrued expenses and other current liabilities	(86)	Other income, net	81
Foreign exchange forward contracts	Accrued expenses and other current liabilities	—	Other income, net	(2,295)

Total derivative instruments not designated as hedges		(86)		(2,214)

Total derivative instruments		(86)		(2,214)

There was no derivative instrument as of June 30, 2013 and for the nine months ended March 31, 2013.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

20. FAIR VALUE MEASUREMENT

The Company’s financial instruments include cash and cash equivalents, restricted cash, time deposits and restricted time deposits, accounts receivable, prepaid and other current assets, short-term bank loan, accounts payable, accrued expenses and other current liabilities, deferred revenues, and long-term bank loans. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The carrying values of non-current restricted cash and time deposits and non-current deferred revenues approximate their fair values because the change in fair value after considering the discount rate is immaterial. The carrying value of the long-term bank loans also approximates their fair value, as they bear interest at rates determined based on the prevailing interest rates in the market.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

Items	Fair value hierarchy	As of
		June 30, 2013	March 31, 2014
		RMB	RMB
Restricted cash—current	Significant Other Observable Inputs (Level 2)	10,757	101,829
Time deposits and restricted time deposits	Significant Other Observable Inputs (Level 2)	332,340	93,121
Restricted cash—non-current	Significant Other Observable Inputs (Level 2)	4,115	—
Restricted time deposits—non-current	Significant Other Observable Inputs (Level 2)	187,110	140,000
Interest rate swap agreement	Significant Other Observable Inputs (Level 2)	—	(86)

Total:		534,322	334,864

Restricted cash—current and non-current

For the year ended June 30, 2013, the Company entered into loan agreements (collectively, the “2013 Facilities”) with offshore branches of certain banks for the purpose of repurchasing preferred shares from Macquarie. In 2014, the Company entered into new bank loan facilities (collectively, the “2014 Facilities”) to refinance the 2013 bank loan facilities. All of the 2013 Facilities and the 2014 Facilities were collateralized by an equivalent or greater amount of RMB time deposits by Beijing Wangpin in the onshore branches of such banks. At March 31, 2014, the cash pledge of RMB100,936, which was released upon the early repayment of related US$14,000 bank loan on March 5, 2014, was also classified as restricted cash as it’s in the process of being pledged for the refinance of related bank loan facility (Note3(g)). In addition, certain amount of cash was deposited in offshore banks as an interest reserve to the bank loans. As of March 31, 2014, the total balance of bank loans was RMB165,533, carrying a floating rate of interest based on LIBOR. The bank loans from the offshore branches of the lending banks are classified as short-term bank loans or long-term bank loans based on their payment terms.

Restricted cash are valued based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Time deposits and restricted time deposits

The Company’s time deposits placed with banks have an original maturity over three months. The fair value of time deposits is determined based on the prevailing interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Company classifies the valuation techniques that use the

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

20. FAIR VALUE MEASUREMENT (Continued)

prevailing interest rates input as Level 2 of fair value measurements. This is because there generally are no quoted prices in active markets for identical time deposits at the reporting date. Hence, in order to determine the fair value, the Company must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

For the nine months ended March 31, 2014, interest income from the restricted time deposits securing the bank loans was RMB10.6 million, and interest expense on the bank loans was RMB5.1 million.

Restricted time deposits are valued based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Derivative instruments

The Group estimated the fair values of interest-rate swap arrangement and foreign exchange forward contracts using the discount cash flow methodology. The fair values of the forward contracts were estimated based on quoted forward exchange prices at reporting date and the fair values of interest-rate swap agreements were estimated based on LIBOR yield curves at the reporting dates. The Group classifies the fair value measurement of these derivatives based on such inputs as Level 2 of fair value measurements as of March 31, 2014.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure in accordance with ASC820.

Short-term receivables and payables

Accounts receivable and prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Short-term accounts payable and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Company estimated fair values of these short-term receivables and payables using the discounted cash flow methodology. The estimated cash flow inputs used to derive fair value are unobservable in the market (Level 3 in the fair value hierarchy).

Short-term bank loan

The carrying value of the short-term bank loan approximates its fair value due to its short term nature. The rate of interest under the loan agreement with the lending bank was determined based on the prevailing interest rates in the market. The Company estimated the fair value of the short-term bank loan using the discounted cash flow methodology. The Company classifies the valuation techniques that use this input as Level 2 of fair value measurements of short-term bank loans.

Long-term bank loans

The carrying value of the long-term bank loans approximates fair value, as they bear interest at rates determined based on the prevailing interest rates in the market. The Company estimated the fair values of long-term bank loans using the discounted cash flow methodology. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of long-term bank loans.

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

20. FAIR VALUE MEASUREMENT (Continued)

The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level 2 in the fair value hierarchy).

21. SUBSEQUENT EVENTS

In April and May 2014, the Company drew down US$6,000 and US$1,000 from the 2014 Facility 1. The bank loans will mature on May 7, 2015 and June 19, 2015, respectively.

In April and May 2014, the Company drew down US$20,000 and RMB85,000 from the 2014 Facility 2. The bank loans will mature on March 11, 2016.

In May 2014, the Company renewed a bank loan facility by increasing the facility limit from US$13,000 to US$18,000 (the “2014 Facility 3”). This renewed bank loan facility will be available to the Company until April 30, 2016, at a floating interest rate of 1 month LIBOR+1% per annum. As of June 2, 2014, the Company has not made any drawdown in addition to the existing loan balance of US$13,000 under this facility.

On April 17, 2014, the Company granted 80,000 options to an employee. On April 17, 2014, the Board of Directors of the Company approved the resolution that the Company increases the maximum aggregate number of shares that may be subject to awards and sold under the 2013 Plan by an additional 5,000,000 shares.

On May 22, 2014, the Company entered into a Share Purchase Agreement (“SPA”) with Jobs DB Inc. (“Jobs DB”), an entity controlled by SEEK International Investments Pty Ltd., the Company’s direct controlling shareholder. Pursuant to the SPA, the Company will acquire 100% equity interest in Jobs DB China Investments Limited from Jobs DB for a total cash consideration of US$ 15,720 (the “Acquisition”). Through its 100% consolidated affiliate in PRC, Jobs DB China Investments Limited indirectly controls 75.5814% of Shenzhen Xijier Human Resources Co., Ltd (“CJOL”), a privately held PRC company that offers recruitment services in Southern China. Upon the closing of the Acquisition, the Company will account for the Acquisition according to ASC 805-50, Transactions Between Entities Under Common Control.

As of June 2, 2014, US$14,720 of the total consideration has been paid by the Company to Jobs DB. The Company is in the process of evaluating the impact of the Acquisition on its historical financial statements using the carry over basis of accounting as prescribed for transactions between entities under common control and believes the historical unaudited financial statements of Jobs DB China Investment Limited is not expected to be material to the Company.

As of June 2, 2014, the Company has paid out dividends of US$24,000 in cash. The cash dividend received from Beijing Wangpin in October 2013 was principally to be used for the payment of such dividends to our shareholders.

On June 2, 2014, the Board of Directors of the Company approved to grant 750,000 options under the 2013 plan.

On June 2, 2014, concurrently with, and subject to, the completion of this offering, PCV Belge SCS (“PCV”), a vehicle advised by the private equity firm Apax Partners, has agreed to purchase from the Company US$15 million of the Company’s Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. In addition, if the initial offering price is greater than

ZHAOPIN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except for number of shares and per share data)

21. SUBSEQUENT EVENTS (Continued)

US$14.50 per ADS or the Company offers more than 6,451,500 ADSs in the offering, PCV will not be obligated to subscribe any shares in the Concurrent Private Placement. PCV has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after June 2, 2014, subject to certain exceptions.

22. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries and VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund (Note 3(t)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of March 31, 2014, the total registered capital and statutory reserves of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB364,890. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs to satisfy any obligations of the Company.

Zhaopin Limited

5,610,000 American Depositary Shares

Representing 11,220,000 Class A Ordinary Shares

Credit Suisse	UBS Investment Bank

Prospectus dated            , 2014.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against conduct amounting to willful default, willful neglect, fraud or dishonesty, for example, civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, willful default or fraud.

Pursuant to the indemnification agreements the form of which will be filed as Exhibit 10.7 to this Registration Statement, we will agree to indemnify certain of our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in any of these issuances.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
SEEK International Investments Pty Ltd.	February 28, 2013	3,061,591	US$	329,141
SEEK International Investments Pty Ltd.	October 31, 2013	6,488,409	US$	5,284,834
Participants of our stock option plans	January 1, 2011 to date	7,572,340		N/A
Wei Zhou	March 17, 2014	1,175,000	US$	1,261,250
Certain directors, officers and employees	Various dates	Options to purchase 17,166,259 ordinary shares granted and outstanding		Past and future services to our company

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See the Exhibit Index beginning on page II-7 for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, share certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)

For the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on June 2, 2014.

Zhaopin Limited

By:	/s/ Evan Sheng Guo

Name:	Evan Sheng Guo
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

/s/ Evan Sheng Guo	Chief Executive Officer (principal executive officer)	June 2, 2014
Evan Sheng Guo

*	Director	June 2, 2014
Jason Lenga

*	Director	June 2, 2014
John Alexander Armstrong

*	Director	June 2, 2014
Hao Liu

/s/ James Jianmin Guo	Chief Financial Officer (principal financial and accounting officer)	June 2, 2014
James Jianmin Guo

* By:	/s/ James Jianmin Guo
James Jianmin Guo Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Zhaopin Limited, has signed this Registration Statement or amendment thereto in New York on June 2, 2014.

Authorized U.S. Representative

By:	/s/ Amy Segler

Name:	Amy Segler
Title:	Service of Process Officer Law Debenture Corporate Services Inc.

Zhaopin Limited

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Ninth Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

3.2†	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant as effective immediately prior to the completion of this offering

4.1	Form of Class A Ordinary Share Certificate

4.2*	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 4.3)

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts

4.4†	Seventh Amended and Restated Shareholders’ Agreement, dated February 11, 2013, among the Registrant, its ordinary shareholders and preferred shareholders and other parties thereto

5.1	Opinion of Maples and Calder, the Cayman Islands legal counsel to the Registrant, regarding the validity of the ordinary shares being registered

8.1†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax matters

8.2	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.3†	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters

10.1†	2004 Stock Option Plan

10.2†	2005 Stock Option Plan

10.3†	2006 Stock Option Plan

10.4†	2010 Global Share Plan

10.5†	2013 Global Share Plan

10.6†	Form of 2014 Share Incentive Plan

10.7†	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant and form of Employment Agreement Extension

10.8†	Form of Indemnification Agreement between the Registrant and its directors

10.9†	English translation of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Service Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited

10.10†	English translation of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited

10.11†	English translation of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and Beijing Zhilian Sanke Human Resources Service Limited

10.12†	English translation of Business Operations Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Service Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited

10.13†	English translation of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Beijing Zhilian Sanke Human Resources Services Limited and the shareholders of Beijing Zhilian Sanke Human Resources Service Limited

Exhibit Number	Description of Document

10.14†	English translation of Power of Attorney by the shareholders of Beijing Zhilian Sanke Human Resources Service Limited

10.15†	English translation of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd.

10.16†	English translation of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd.

10.17†	English translation of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and Shenyang Zhilian Wangpin Advertising Co., Ltd.

10.18†	English translation of Business Operations Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd.

10.19†	English translation of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., Shenyang Zhilian Wangpin Advertising Co., Ltd. and the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd.

10.20†	English translation of Power of Attorney by the shareholders of Shenyang Zhilian Wangpin Advertising Co., Ltd.

10.21†	English translation of form of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders

10.22†	English translation of form of Business Operation Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders

10.23†	English translation of form of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., 12 consolidated affiliated entities and their shareholders

10.24†	English translation of form of Power of Attorney by the shareholders of 12 consolidated affiliated entities

10.25†	English translation of form of Equity Interest Pledge Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders

10.26†	English translation of form of Business Operation Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders

10.27†	English translation of form of Exclusive Equity Option Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd., two consolidated affiliated entities and their shareholders

10.28†	English translation of form of Power of Attorney by the shareholders of two consolidated affiliated entities

10.29†	English translation of form of Loan Agreement, among Zhilian Wangpin (Beijing) Technology Co., Ltd. and shareholders of 14 consolidated affiliated entities

10.30†	English translation of form of Exclusive Technology Consulting and Service Agreement, between Zhilian Wangpin (Beijing) Technology Co., Ltd. and 14 consolidated affiliated entities

10.31†	English translation of Beijing Wangpin Consulting Co., Ltd. (Joint Venture) Agreement and its amendments between Zhaopin Limited and Beijing Zhilian Sanke Human Resources Service Co., Ltd.

10.32*	Subscription Agreement by and between the Registrant and PCV Belge SCS dated June 2, 2014

21.1†	Significant subsidiaries and affiliated entities of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP

23.2	Consent of Maples and Calder (included in Exhibit 5.1)

Exhibit Number	Description of Document

23.3†	Consent of Commerce & Finance Law Offices

23.4†	Consent of iResearch Consulting Group

24.1†	Powers of Attorney (included on the signature page of this registration statement)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters

99.3†	Revised Draft Registration Statement on Form F-1, dated May 18, 2012

99.4†	Revised Draft Registration Statement on Form F-1, dated July 4, 2012

99.5†	Consent of Simon David Rosenberg

99.6†	Consent of Graham Burton Goldsmith

99.7†	Consent of Alex Chit Ho

*	To be filed by amendment.
†	Previously filed.